AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2015

Registration No. 333-204081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Empire Petroleum Partners, LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	5172	47-3945618
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8350 North Central Expressway, Suite M2185

Dallas, Texas 75206

(214) 750-9313

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David Potter

Chief Financial Officer

8350 North Central Expressway, Suite M2185

Dallas, Texas 75206

(214) 750-9313

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William N. Finnegan IV Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	David P. Oelman Sarah K. Morgan Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 31, 2015

PROSPECTUS

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering                 common units of Empire Petroleum Partners, LP in this offering. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit.

We have applied to apply to list our common units on the New York Stock Exchange under the symbol “EPLP.”

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 22. These risks include the following:

•	We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

•	A significant decrease in demand for motor fuel in the areas we serve could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

•

A majority of our revenue is generated under fuel supply agreements that must be renegotiated or replaced periodically. If we are unable to successfully renegotiate or replace these agreements, then our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

•	If we are unable to make accretive acquisitions of fuel supply agreements, our future growth could be limited.

•	Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to our unitholders.

•	Our growth strategy requires access to new capital; unfavorable capital markets could impair our ability to grow.

•

Certain of our fuel purchase agreements with major oil companies provide for volume rebates and certain incentive payments. Some of these agreements contain minimum volume commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

•

Our general partner and its affiliates, including Empire Petroleum Partners, LLC, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and to the detriment of our other unitholders. Additionally, we have no control over the business decisions and operations of Empire, and Empire is under no obligation to adopt a business strategy that favors us.

•	Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.

•

Our unitholders have very limited voting rights, will not have the right to elect our general partner or the board of directors of our general partner and cannot initially remove our general partner or its directors without its consent.

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Empire Petroleum Partners, LP, before expenses	$	$

(1)	Excludes an aggregate structuring fee equal to % of the gross proceeds of this offering payable to Barclays Capital Inc. and Wells Fargo Securities, LLC. Please read “Underwriting” beginning on page 213 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional                 common units at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The net proceeds from such sale will be used to redeem common units issued to Empire. Such units were issued (and upon redemption, such net proceeds will be paid) to Empire in partial consideration of its contribution of assets to us at the closing of this offering. Under federal securities law Empire is an underwriter with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the common units as set forth under “Underwriting.” The underwriters expect to deliver the common units on or about                 , 2015 through the book-entry facilities of The Depository Trust Company.

Barclays	Wells Fargo Securities

BofA Merrill Lynch	Raymond James	Oppenheimer & Co.

Janney Montgomery Scott	Regions Securities LLC	Wunderlich

Prospectus dated                     , 2015

EMPIRE PETROLEUM PARTNERS, LP

Empire Sites By Region
Total Sites: 1,324
Texas
Total Sites: 411
% of Total: 31%
Other Regions
Total Sites: 115
% of Total: 9%
Mid-Atlantic
Total Sites: 125
% of Total: 9%
Southeast
Total Sites: 395
% of Total: 30%
Great Lakes
Total Sites: 278
% of Total: 21%
Dealer-Operated Sites
Consignment Sites
Company-Operated Sites
Headquarters
Regional Office

Note: Site counts as of March 31, 2015.

i

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the common units in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Through and including             , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The data included in this prospectus regarding the motor fuel distribution industry, including descriptions of trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications and surveys, government publications and other published independent sources, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. Although we have not independently verified the accuracy or completeness of the third-party information included in this prospectus, based on management’s knowledge and experience, we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of Empire or third parties, which are the property of their respective owners. Our use or display of Empire’s or third parties’ trademarks, service marks or trade names in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

v

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and the audited historical consolidated financial statements, the unaudited historical condensed consolidated financial statements and the unaudited pro forma condensed combined financial statements and the notes to those financial statements, before investing in our common units. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” beginning on page 22 for more information about important factors that you should consider before purchasing our common units.

Unless the context otherwise requires, when used in a historical context, references in this prospectus to “Empire Petroleum Partners,” “we,” “our,” “us,” “the partnership,” or like terms, refer to Empire Petroleum Partners, LLC, a Delaware limited liability company, and its subsidiaries, or, as the context may require, to Empire Petroleum Holdings, LLC, a Delaware limited liability company, and its subsidiaries. Our predecessor for accounting purposes is Empire Petroleum Partners, LLC for the three months ended March 31, 2015, the years ended December 31, 2014, 2013 and 2012, and for the period from July 7, 2011 through December 31, 2011, and is Empire Petroleum Holdings, LLC for the period from January 1, 2011 through July 6, 2011 and the year ended December 31, 2010.

Unless the context otherwise requires, when used in the present tense or in a prospective context, references in this prospectus to “Empire Petroleum Partners,” “we,” “our,” “us,” “the partnership,” or like terms refer to Empire Petroleum Partners, LP, a Delaware limited partnership, and its subsidiaries. References to “Empire” refer to Empire Petroleum Partners, LLC. References in this prospectus to “our general partner” refer to Empire Petroleum Partners GP, LLC, a Delaware limited liability company and our general partner. References in this prospectus to “Empire Services” refer to Empire Petroleum Services, LLC, a Delaware limited liability company and our wholly owned subsidiary. Although Empire Services is organized as a limited liability company, it has elected to be treated as a corporation solely for U.S. federal income tax purposes. Unless the context otherwise requires, references in this prospectus to “Recent Acquisitions” refer collectively to our acquisition of (i) motor fuel supply agreements and related assets and 18 retail fuel outlets from Atlas Oil Company, or “Atlas,” (ii) 41 retail fuel outlets from CST Brands, Inc., or “CST,” and (iii) motor fuel supply agreements and related assets from Mansfield Oil Company of Gainesville, Inc., or “Mansfield,” in each case as more fully described in “—Recent Acquisitions.” Unless otherwise noted, all operational data included in this prospectus reflects our business operations as of March 31, 2015.

Overview

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,320 retail fuel outlets across 27 states and the District of Columbia, making us one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Our motor fuel distribution network serves retail fuel outlets, which we refer to as “sites,” primarily in our four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, we distributed approximately 935 million gallons of motor fuel under most major fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero.

We distribute motor fuel to:

•	1,067 sites operated by independent dealers, which we refer to as “dealer-operated sites”;

•	200 sites operated by independent consignment agents, which we refer to as “consignment sites,” where we sell motor fuel directly to consumers but do not operate the sites; and

•	57 sites that we operate, which we refer to as “company-operated sites.”

We believe that our long-term, fixed-margin motor fuel supply agreements with independent dealers, or “dealers,” provide us with stable and predictable cash flow that will support consistent distributions to our unitholders. We intend to grow our business primarily through acquisitions of wholesale fuel supply agreements, which we believe will add to the scale, stability and diversification of our motor fuel distribution network.

Since 2011, we have pursued an acquisition growth strategy and have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions. The table below illustrates our growth and the historical volumes distributed to dealer-operated sites, consignment sites and company-operated sites.

	Motor Fuel Distributed
	Year Ended December 31,					Twelve Months Ended March 31, 2015 Pro Forma(2)
					2014 Pro Forma(1)	Fuel Volume	Percentage of Total
	2011	2012	2013	2014
	(gallons in millions)
Dealer-Operated Sites	137	277	326	453	695	711	76%
Consignment Sites	17	32	51	50	144	144	15%
Company-Operated Sites	11	39	37	45	80	80	9%

Total	165	348	414	548	919	935	100%

(1)	Pro forma for the Recent Acquisitions. Does not include gallons attributable to one acquisition completed in March 2015.
(2)	Pro forma for the Recent Acquisitions. Includes gallons attributable to one acquisition completed in March 2015.

In our wholesale motor fuel distribution business, we distribute motor fuel to independent dealer-operated sites pursuant to long-term, fixed margin supply agreements. These agreements obligate dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, 74% of the volume that we distributed to dealer-operated sites was supported by these minimum volume commitments. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we are able to pass on the cost of motor fuel to the dealers. We typically purchase motor fuel only after receiving a dealer order and we hold title to the fuel only for the intraday period required for delivery. In addition, following the closing of this offering, we will distribute motor fuel to our consignment sites and company-operated sites pursuant to a long-term, fixed-margin supply agreement, which we refer to as the “Empire Supply Agreement,” that we will enter into with Empire Services. Please read “Business—Our Business and Properties—Wholesale Motor Fuel Distribution—Empire Supply Agreement.”

Under our supply agreements with dealers, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we typically benefit from volume rebates and prompt payment incentives from most major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors. Pursuant to the Empire Supply Agreement, we will receive a fixed margin per gallon, in addition to the cost of purchasing and delivering the motor fuel, for motor fuel that we distribute to our consignment sites and company-operated sites. For the three months ended March 31, 2015, pro forma for the Recent Acquisitions and the Empire Supply Agreement, the total gross margin per gallon that we received from the wholesale distribution of motor fuel, including fixed margins, rebates and incentive payments, was 4.5 cents per gallon, and gross profit from the wholesale distribution of motor fuel was approximately $10.2 million, or 59% of our total gross profit. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, the total gross margin per gallon that we received from the wholesale distribution of motor fuel, including fixed margins, rebates and incentive payments, was 4.6 cents per gallon, and our gross profit from the wholesale distribution of motor fuel was approximately $42.4 million, or 53% of our total gross profit.

In addition to income from our wholesale distribution of motor fuel, we receive income from retail sales of motor fuel to consumers at consignment sites and company-operated sites, income from sales of convenience store merchandise at company-operated sites and rental income from 119 sites that we lease or sublease to dealers or consignment agents. For the three months ended March 31, 2015, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers, sales of convenience store merchandise and site leases was approximately $3.6 million, $3.0 million and $0.4 million, or 21%, 18% and 2% of our total gross profit, respectively. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers, sales of convenience store merchandise and site leases was approximately $22.2 million, $15.0 million and $0.8 million, or 27%, 19% and 1% of our total gross profit, respectively.

We purchase motor fuel primarily from major oil companies pursuant to motor fuel purchase agreements. We are a distributor of most major motor fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero, as well as unbranded motor fuel. We believe that the variety and large volume of branded and unbranded motor fuel that we distribute is one of our key competitive advantages over many other wholesale motor fuel distributors. For example, we are currently able to offer most major brands of motor fuel to our dealers whereas, according to the Society of Independent Gasoline Marketers of America, or “SIGMA,” the average member of SIGMA offered four or fewer of the approximately 15 major brands of motor fuel in 2014. As an independent wholesale distributor with strong, unbiased relationships with a diverse group of major oil companies, we are able to tailor our distribution of specific brands to dealers in geographic regions with demonstrated brand preferences. For example, we are the second largest distributor of Shell-branded fuel in Texas, the third largest distributor of Phillips 66-branded fuel in the Midwest, one of the five largest distributors of BP-branded fuel in Georgia and one of the ten largest distributors of Chevron-branded fuel across six southern states from Texas to Florida.

For the three months ended March 31, 2015 and the year ended December 31, 2014, pro forma for the Recent Acquisitions, we had gross profit of $17.2 million and $80.4 million, Adjusted EBITDA of $6.7 million and $38.9 million, and net income of $1.7 million and net loss of $3.2 million, respectively. Please read “—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles, or “GAAP.”

Our Business Strategies

Our primary business objectives are to maintain stable cash flow and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

•

Grow Our Motor Fuel Distribution Volume Through Accretive Acquisitions. Since 2011, we have grown our motor fuel distribution volume at a compound annual growth rate of 77% as of December 31, 2014, through 12 acquisitions, ten of which were sourced outside of a competitive auction process. We intend to continue to leverage our dedicated acquisition team, as well as our relationships with dealers and Empire’s equityholders, to source accretive acquisition opportunities pursuant to the following strategies:

¡

Capitalize on Highly Fragmented Distributor Market. According to Petroleum Trends International, Inc., as of January 2015, there were approximately 4,850 domestic wholesale fuel distributors, reflecting the fragmented nature of our industry. In addition, in recent years, major oil companies have been increasing the minimum volume, scale and credit requirements for their motor fuel distribution partners. As a result, we believe there is considerable opportunity for consolidation in our industry given the large number of wholesale fuel distributors with limited scale that may consider selling their businesses.

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Focus on Acquiring Wholesale Volume with Stable, Fixed-Margin Cash Flow. We intend to focus on maintaining stable, fixed-margin cash flow generated primarily under long-term wholesale motor fuel supply agreements. We will therefore generally prioritize acquisition opportunities that will rapidly increase the volume of motor fuel that we distribute in our wholesale business rather than focusing on acquisitions of company-operated sites or real estate. By increasing our wholesale motor fuel distribution volume, both through multi-site acquisitions and single-site additions, we believe that we will be able to realize improved purchasing power and leverage our flexible and scalable distribution platform, thus expanding our opportunities for particularly accretive acquisitions.

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Target Growth in Existing Core Markets and Opportunistically Expand into New Markets. We believe that targeting acquisitions in and around our current core markets will allow us to improve our purchasing power with major oil companies and leverage our existing personnel in these markets. In addition, we have a proven ability to expand into and quickly achieve scale in new markets, and we will continue to evaluate acquisition opportunities in new markets. We intend to pursue high-quality assets in attractive markets and focus on the acquisition of long-term wholesale motor fuel supply agreement portfolios.

•

Focus on Dealer-Operated Sites and Maintain Independence. We will continue to focus on wholesale motor fuel distribution to dealer-operated sites. We intend to strengthen our relationships with dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. Unlike some of our competitors, as an independent wholesale distributor, we are able to maintain alignment of interests with our dealers and avoid direct competition with them in most circumstances. While we will acquire and operate sites in select situations, our strategy is to ultimately lease most of the sites we acquire to dealers and generate stable, fixed-margin cash flow from long-term wholesale motor fuel supply agreements and rental income. We believe that our dealer focus will continue to strengthen our reputation and allow us to organically grow our business by entering into supply agreements with new dealers and more favorable long-term supply agreements with dealers with whom we have existing relationships.

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Continue to Develop and Capitalize on Our Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States, and we distribute a wide variety of fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero. Over 85% of the motor fuel that we distribute, pro forma for the Recent Acquisitions, is branded motor fuel. As our wholesale distribution business continues to grow, we expect to benefit from more favorable prompt payment incentives, volume rebates, procurement costs and other economies of scale.

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Maintain Financial Flexibility and Conservative Leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure, which we believe will allow us to take advantage of attractive acquisition opportunities. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility to be entered into at closing. This facility also has a $100 million accordion feature. We believe that this borrowing capacity, together with our cash from operations and our ability to access the debt and equity capital markets will allow us to fund potential future acquisitions and our working capital needs.

For a more detailed description of our business strategies, please read “Business—Our Business Strategies.”

Our Competitive Strengths

We believe we will be able to execute our business strategies successfully because of the following competitive strengths:

•

Stable Cash Flow from Long-Term, Fixed-Margin Wholesale Supply Agreements with Limited Commodity Exposure. We generate revenue primarily through long-term, fixed-margin wholesale motor fuel supply agreements with dealers. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, approximately 76% of our motor fuel sales by volume were made to dealers pursuant to fixed-margin supply agreements, approximately 90% of which were long-term contracts. Our supply agreements generally have an initial term of 10 years and, as of May 31, 2015, had a volume-weighted average remaining term of approximately 10.2 years. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we pass on the cost of motor fuel to dealers. The transportation costs that we incur are also passed through to dealers.

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Proven Track Record of Volume Growth Through Acquisitions and Scalable Platform. We have a proven track record of volume growth and a dedicated acquisition team that identifies, evaluates, executes and integrates acquisition opportunities that drive accretive growth. Since 2011, we have successfully completed 12 acquisitions, ten of which were sourced outside of a competitive auction process, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% as of December 31, 2014. Four of the 12 sellers in our acquisitions since 2011 now hold equity interests in Empire and have extensive contacts throughout the motor fuel distribution industry. In addition, we have demonstrated that our business is predictably scalable. From 2012 to 2014, pro forma for the Recent Acquisitions, our Adjusted EBITDA per gallon increased steadily each year from 2.4 cents per gallon to 4.2 cents per gallon, highlighting the benefits of the growing economies of scale we expect to continue to realize going forward. We believe that our dedicated acquisition team, along with our relationships with dealers and Empire’s equityholders, position us to successfully pursue accretive acquisitions in our highly fragmented industry. We expect continued consolidation within our industry and we regularly evaluate acquisition opportunities and have identified numerous potential targets that we believe would significantly increase the volume of motor fuel that we distribute and further leverage our scalable platform.

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Leading Independent Wholesale Distributor and Strong Relationships with a Diversified Dealer Base. Unlike some of our competitors that are more focused on company-operated sites, we are an independent wholesale distributor primarily focused on motor fuel distribution to independent dealer-operated sites, which limits the competitive tension between our dealers and us. We have established strong relationships with our dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. Our dealer base is highly diversified and no single dealer accounts for more than 5% of our volume.

•

Favorable Fuel Purchase Agreements Through Our Scale and Strong Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale motor fuel distributors in the United States, and we believe that we can leverage our size and strong relationships with major oil companies to obtain favorable terms in our fuel purchase agreements. Major oil companies continue to raise the minimum volume, scale and credit requirements for their motor fuel distribution partners. We believe this benefits us, given the volume of motor fuel we purchase, the size of our motor fuel distribution network, our creditworthiness and our growth strategy.

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Financial Flexibility to Fund Acquisitions. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility, as amended and restated. This facility also has a $100 million accordion feature. We believe that the borrowing capacity available under our revolving credit facility, together with our cash flow from operations and our ability to access the debt and equity capital markets, will provide us with the financial flexibility to fund future acquisitions. Additionally, we believe that our ability to make acquisitions with both cash and partnership interests will expand our universe of potential acquisition opportunities and help us pursue further accretive growth for our unitholders.

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Our Experienced and Incentivized Management Team. With an average of over 20 years of industry experience, our management team has a proven ability to build relationships with dealers and major oil companies, acquire and develop motor fuel distribution assets, integrate acquisitions and grow operations while maintaining financial discipline. Prior to joining Empire, our chief executive officer, with the assistance of our chief operating officer, led the expansion of Murphy USA’s retail operations from zero to nearly 4 billion gallons of motor fuel sold annually over a span of 13 years. Additionally, our management team will collectively own approximately 8.6% of our general partner, further incentivizing the successful implementation of our growth strategy.

For a more detailed description of our competitive strengths, please read “Business—Our Competitive Strengths.”

Recent Acquisitions

During the year ended December 31, 2014 and the three months ended March 31, 2015, we completed a total of six acquisitions, adding approximately 545 million annual gallons and an additional 81 owned or leased sites to our motor fuel distribution network. The three acquisitions described below were transformational, accounting for approximately 425 million annual gallons and 65 owned or leased sites.

Acquisition of Atlas Assets

On January 12, 2015, we acquired motor fuel supply agreements and related assets and 18 sites from Atlas for total consideration of $81.6 million. The assets acquired from Atlas are concentrated in the Great Lakes region of the United States and added approximately 211 million annual gallons to our motor fuel distribution network. The Atlas asset acquisition established a new market for us in the Great Lakes region, increased the volume of motor fuel purchased from and strengthened our relationships with the Marathon and Phillips 66 motor fuel brands, and provided us with a strategic equity partner that currently owns approximately 11% of Empire and has the right to appoint one member to Empire’s board of directors. We acquired substantially all of Atlas’ retail motor fuel business, and Atlas has retained all of its commercial motor fuel distribution business. Pursuant to the purchase agreement with Atlas, Atlas granted Empire a purchase option until January 2020, which we refer to as the “Atlas Purchase Option,” on any retail motor fuel business that Atlas sources during such period. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Please read “Business—Atlas Purchase Option.”

Acquisition of CST Sites

Beginning on November 10, 2014 and continuing through December 12, 2014, we acquired 41 sites from CST in Texas and Colorado for a total purchase price of $43.9 million. The assets acquired from CST added approximately 40 million annual gallons to our motor fuel distribution network. The CST asset acquisition expanded our geographic footprint in Texas, added Colorado to our motor fuel distribution network, increased the volume of motor fuel purchased from and strengthened our relationship with the Valero motor fuel brand, and added attractive assets to our real estate portfolio.

Acquisition of Mansfield Assets

On September 24, 2014, we acquired motor fuel supply agreements and related assets from Mansfield for total consideration of $30.6 million. The assets acquired from Mansfield are concentrated in the Southeast region of the United States and added approximately 174 million annual gallons to our motor fuel distribution network.

The Mansfield asset acquisition expanded our footprint into eight new states, strengthened our position in certain of our core markets, increased the volume of motor fuel purchased from and strengthened our relationships with the BP, Citgo, Exxon, Mobil and Valero motor fuel brands, increased the volume of unbranded motor fuel that we distribute, and provided us with a strategic equity partner that currently owns approximately 3% of Empire. We acquired substantially all of Mansfield’s retail motor fuel business, and Mansfield has retained all of its commercial motor fuel distribution business.

Our Relationship With Empire

We benefit from our relationship with Empire, a Dallas-based private company, and its equityholders. In connection with the closing of this offering, Empire will contribute substantially all of its assets and liabilities to us and will continue to own and control our general partner. In addition, our omnibus agreement will provide that Empire grant us a right of first offer, which we refer to as the “Empire Right of First Offer,” for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party.

Empire is controlled by American Infrastructure MLP Fund, L.P. and its affiliated funds, or “AIM,” a group of private investment funds. Two of Empire’s equityholders, Atlas and Mansfield, are engaged in fuel supply, logistics and services operations in the United States. We believe that these equityholders provide us with additional industry knowledge and relationships and increase our potential for future accretive growth opportunities. In addition, Atlas has granted Empire the Atlas Purchase Option, which will be contributed to us in connection with this offering. Please read “Business—Atlas Purchase Option.”

We believe that Empire and its equityholders have a strong incentive to support our business and our growth. After the completion of this offering, Empire will own         % of our common units and all of our subordinated units (representing an aggregate         % limited partner interest in us), as well as approximately 91.4% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights. The remaining approximately 8.6% interest in our general partner will be owned by members of our management team.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in “Risk Factors” and the other information in this prospectus before investing in our common units. If any of these risks were to occur, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected, and you could lose all or part of your investment.

Formation Transactions

In connection with this offering, Empire will contribute substantially all of its assets and liabilities to us.

In addition, in connection with this offering, we will:

•	issue common units and subordinated units to Empire, representing an aggregate % limited partner interest in us;

•	issue all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

•	issue common units to the public in this offering, representing a % limited partner interest in us;

•	amend and restate our existing $250 million revolving credit facility;

•	apply the net proceeds from this offering as described in “Use of Proceeds”;

•

contribute our consignment agreements, company-operated sites and certain of our leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	enter into the Empire Supply Agreement with Empire Services; and

•	enter into an omnibus agreement with Empire and our general partner.

Ownership and Organizational Structure

After giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised, our partnership interests will be held as follows:

Public Common Units		%
Empire Units:
Common Units		%
Subordinated Units		%
Non-Economic General Partner Interest	0.0	%(1)

Total	100.0%

(1)	Our general partner owns a non-economic general partner interest in us. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

(1)	AIM Empire Holdings, LLC controls the board of directors of Empire Petroleum Partners, LLC, which has the ability to appoint all of the members of the board of directors of our general partner. No other equityholder of Empire Petroleum Partners, LLC controls more than 37.4% of the outstanding limited liability company interests of Empire Petroleum Partners, LLC.
(2)	Empire Petroleum Services, LLC, through which we will conduct our retail operations, has elected to be treated as a corporation solely for U.S. federal income tax purposes.

Our Management

We are managed by the board of directors and executive officers of our general partner, Empire Petroleum Partners GP, LLC. The executive officers of our general partner will remain employees of Empire. Empire will own approximately 91.4% of our general partner and has the right to appoint, modify or replace at any time the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards established by the New York Stock Exchange, or the “NYSE.” Unlike shareholders in a publicly traded corporation who are entitled to vote in the election of directors, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read “Management.” Following this offering, Empire will own         % of our outstanding common units and all of our outstanding subordinated units, as well as approximately 91.4% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights. The remaining approximately 8.6% interest in our general partner will be owned by members of our management team.

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, our operating subsidiaries. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring, or causing our subsidiaries to hire, additional employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by one or more of our subsidiaries or by our general partner and its affiliates. We refer to these individuals collectively as our employees because they provide services directly to us.

Following the consummation of this offering, neither our general partner nor its affiliates will receive any management fee or other compensation in connection with our general partner’s management of our business, but, pursuant to our partnership agreement and our omnibus agreement, we will reimburse our general partner and its affiliates, including Empire, for all expenses they incur and payments they make on our behalf. These expenses include the costs of employee and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate for the conduct of our business and allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Principal Executive Offices

Our principal executive offices are located at 8350 North Central Expressway, Suite M2185, Dallas, Texas, 75206, and our telephone number is (214) 750-9313. Following the completion of this offering, our website will be located at http://www.empirepetroleum.com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the “SEC,” available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a legal duty to manage us in a manner it believes is in our best interest. However, the officers and directors of our general partner also have duties to manage the business of our general partner in a manner that is also in the best interests of Empire and the other owners of our general partner. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including Empire, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to our unitholders, which in turn has an effect on whether our general partner receives cash distributions on the incentive distribution rights it owns. In addition, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period. All of these actions are permitted under our partnership agreement and will not be a breach of any duty (fiduciary or otherwise) of our general partner. Please read “Conflicts of Interest and Duties.”

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership, provided that a partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Empire and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us; provided, that Empire and Atlas have limited obligations to provide business opportunities to us pursuant to the Empire Right of First Offer and Atlas Purchase Option, respectively, and two of Empire’s equityholders, Atlas and Mansfield, are subject to limited non-compete agreements with us that will expire in 2020 and 2019, respectively. Please read “Business—Omnibus Agreement” and “Business—Atlas Purchase Option.” By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and, pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of Our General Partner” and “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively. Our general partner owns a non-economic general partner interest in us and will own all of the incentive distribution rights. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from Empire the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering, based on an initial public offering price of $ per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, commissions and the structuring fee to:

•	repay $ million in borrowings outstanding under our revolving credit facility;

•	make a distribution to Empire of $ , a portion of which will be used to reimburse Empire for certain capital expenditures it incurred with respect to assets contributed to us; and

•	for general partnership purposes, including transaction fees and expenses of this offering.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from that exercise to redeem from Empire the number of common units issued upon such exercise, at a price per common unit equal to the proceeds per common unit in this offering before expenses but after deducting underwriting discounts, commissions and the structuring fee. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all of our units. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to Empire in partial consideration of its contribution of assets to us. Under federal securities law Empire is an underwriter with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units. Please read “Use of Proceeds.”

Cash distributions	We intend to pay the minimum quarterly distribution of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash amount after reserves and the payment of fees and expenses as “available cash.” Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of the offering through , 2015, based on the actual length of that period.

In general, we will pay any cash distribution we make each quarter in the following manner:

•	first, to the holders of common units until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units until each subordinated unit has received the minimum quarterly distribution of $ ; and

•	third, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units to be outstanding immediately after this offering is approximately $ million (or an average of approximately $ million per quarter).

The amount of pro forma distributable cash flow generated during the year ended December 31, 2014 and the twelve months ended March 31, 2015 would have been sufficient to support the payment of the aggregate annualized minimum quarterly distribution on all of our common and subordinated units during such periods. Please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2016,” that we will generate sufficient distributable cash flow to support the payment of the aggregate annualized minimum quarterly distribution of $ million on all of our common units and subordinated units for the twelve months ending September 30, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will pay quarterly distributions to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Empire will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $ (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after , 2018, or (2) $ (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after , 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation who are entitled to vote in the election of directors, our unitholders will not be entitled to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed unless such removal is both (i) for cause and (ii) approved by a vote of holders of at least 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including any units owned by our general partner and its affiliates. Upon consummation of this offering and after giving

effect to the formation transactions, Empire will own         % of our total outstanding common units and subordinated units on an aggregate basis (or         % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units). As a result, our public unitholders cannot initially remove our general partner without its consent. Please read “Our Partnership Agreement—Voting Rights.”

Issuance of additional partnership interests	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests, including partnership interests that are senior to our common units, as well as options, rights, warrants and appreciation rights relating to partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine in its sole discretion, all without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional partnership interests issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own % of our common units. After the end of the subordination period (which could occur as early as within the quarter ending , 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), Empire will own % of our outstanding common units and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $         per unit, we estimate that your average allocable federal taxable income per year

will be no more than approximately $         per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to our prospective unitholders who are individual citizens or residents of the United States, please read “Material Federal Income Tax Consequences.”

Exchange listing	We have applied to list our common units on the NYSE, under the symbol “EPLP.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows summary historical financial and operating data of Empire, our accounting predecessor for the periods and as of the dates indicated, and summary unaudited pro forma financial and operating data of Empire Petroleum Partners, LP for the periods and as of the dates indicated. The summary historical financial data of Empire as of and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited historical consolidated financial statements of Empire appearing elsewhere in this prospectus. The summary historical financial data of Empire as of and for the three months ended March 31, 2015 and 2014 are derived from the unaudited historical condensed consolidated financial statements of Empire appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited historical consolidated financial statements, the unaudited historical condensed consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma statements of income for the year ended December 31, 2014 and the three months ended March 31, 2015 give effect to the Recent Acquisitions and assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

•	the contribution by Empire of substantially all of its assets and liabilities to us;

•	our issuance to Empire of common units and subordinated units;

•	our issuance of all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

•	our issuance of common units to the public in this offering, representing a % limited partner interest in us;

•	the amendment and restatement of our revolving credit facility;

•	the application of the net proceeds from this offering as described in “Use of Proceeds”;

•

our contribution of our consignment agreements, company-operated sites and certain of our leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	our entry into the Empire Supply Agreement with Empire Services; and

•	our entry into an omnibus agreement with Empire and our general partner.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $2.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Predecessor Historical					Partnership Pro Forma
	Three Months Ended March 31,		Year Ended December 31,			Three Months Ended March 31,	Year Ended December 31,
	2015(1)	2014(1)	2014	2013	2012	2015(1)	2014(1)
	(in thousands, except per unit data)
Statement of Income Data:
Revenue:
Motor fuel sales	$372,564	$318,823	$1,466,605	$1,210,188	$1,051,904	$384,980	$2,614,591
Merchandise sales	10,351	5,122	25,871	22,909	24,424	10,351	51,799
Rental income and other	1,682	1,552	6,120	8,063	11,077	1,740	7,572

Total revenue	384,597	325,497	1,498,596	1,241,160	1,087,405	397,071	2,673,962
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	358,850	311,075	1,422,017	1,174,859	1,023,994	371,140	2,549,961
Merchandise sales	7,383	3,534	18,855	16,238	17,879	7,383	36,819
Rental income and other	1,319	1,642	6,775	7,420	10,483	1,319	6,775

Total cost of sales (excluding depreciation, amortization and accretion expenses)	367,552	316,251	1,447,647	1,198,517	1,052,356	379,842	2,593,555

Total gross profit (excluding depreciation, amortization and accretion expenses)	17,045	9,246	50,949	42,643	35,049	17,229	80,407

Operating expenses:
Selling, general and administrative expenses	10,792	5,969	30,057	28,874	27,012	10,823	53,000
Depreciation, amortization and accretion expenses	6,533	2,442	13,526	8,445	6,549	6,533	28,031
Acquisition expenses	1,219	1,334	2,586	809	2,938	—	—
(Gain) on sale of assets	—	—	(860)	(158)	—	—	(860)

Total operating expenses	18,544	9,745	45,309	37,970	36,499	17,356	80,171

Operating income (loss)	(1,499)	(499)	5,640	4,673	(1,450)	(127)	236

Other:
Interest expense, net	1,444	681	3,607	2,752	2,001	907	3,627
Other income	2,807	—	—	—	—	2,819	318

Total other income (expense)	1,363	(681)	(3,607)	(2,752)	(2,001)	1,912	(3,309)

Income (loss) from continuing operations before income taxes	(136)	(1,180)	2,033	1,921	(3,451)	1,785	(3,073)
Provision for income taxes	(2)	26	141	159	14	37	141

Income (loss) from continuing operations	(134)	(1,206)	1,892	1,762	(3,465)	1,748	(3,214)
Income (loss) from discontinued operations	—	—	—	5,263	(196)	—	—

Net income (loss)	$(134)	$(1,206)	$1,892	$7,025	$(3,661)	$1,748	$(3,214)

Earnings (loss) per unit—basic and diluted:
Income (loss) from continuing operations	$(0.02)	$(0.22)	$0.32	$0.32	$(0.71)
Income (loss) from discontinued operations	—	—	—	0.94	(0.04)

Net income (loss) per unit	$(0.02)	$(0.22)	$0.32	$1.26	$(0.75)

Weighted-average units outstanding—basic and diluted	8,796,907	5,589,534	5,844,042	5,587,284	4,890,850

Other Financial Data:
Adjusted EBITDA(2)	$6,697	$3,409	$21,892	$14,502	$8,317	$6,739	$38,901
Capital expenditures, including acquisitions	$69,497	$26,662	$99,746	$5,763	$33,706
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(15,741)	$5,743	$18,557	$7,228	$2,253
Investing activities	$(69,497)	$(24,792)	$(96,185)	$29,577	$(34,940)
Financing activities	$74,061	$22,751	$90,582	$(38,626)	$29,740

	Predecessor Historical										Partnership Pro Forma
	Three Months Ended March 31,				Year Ended December 31,						Three Months Ended March 31,
	2015(1)		2014(1)		2014		2013		2012		2015(1)
	(in thousands, except operating data)
Balance Sheet Data (at period end):
Cash	$4,281		$6,207		$15,458		$2,504		$4,325		$
Property and equipment, net	132,312		56,842		97,702		53,255		81,741
Total assets	384,277		176,348		282,358		153,152		181,156
Long-term debt	159,084		69,089		88,774		39,104		58,480		77,000
Total liabilities	222,193		100,952		146,724		72,108		95,376
Members’ equity	162,084		75,396		135,634		81,044		85,780
Total liabilities and members’ equity:	384,277		176,348		282,358		153,152		181,156

Operating Data:
Motor fuel gallons distributed (millions)
Dealer-operated sites	170		93		453		326		277		175
Consignment sites	32		10		50		51		32		34
Company-operated sites	19		9		45		37		39		19

Total gallons distributed	221		112		548		414		348		228
Fuel gross margin (cents per gallon)	6.2	¢	6.9	¢	8.1	¢	8.5	¢	8.0	¢	6.1	¢
Number of sites (period end)	1,324		792		1,062		698		663		1,324

(1)	The information presented with respect to these periods is derived from unaudited financial information. For more information, please read, “Selected Historical and Pro Forma Financial and Operating Data.”
(2)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “ —Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income before interest expense, income tax expense, depreciation, amortization and accretion expenses. We define Adjusted EBITDA as EBITDA, as further adjusted to exclude certain non-recurring items, such as the gain or loss on sale of assets, acquisition expenses and non-cash items. Adjusted EBITDA should not be considered an alternative to net income (determined in accordance with GAAP) as an indication of our performance, and we believe that to understand our operating performance further, Adjusted EBITDA should be compared with our reported net income in accordance with GAAP, as presented in our consolidated financial statements.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded limited partnerships, without regard to financing methods;

•	the ability of our business to generate sufficient cash to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA are net income and net cash provided by operating activities. Adjusted

EBITDA should not be considered an alternative to GAAP net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income or net cash provided by operating activities, and these measures may vary from those of other companies. As a result, Adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures of other companies, including our competitors, thereby diminishing their utility. Further, you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table presents a reconciliation of net income to Adjusted EBITDA.

	Predecessor Historical								Partnership Pro Forma
	Empire Petroleum Partners, LLC						Empire Petroleum Holdings, LLC
	Three Months Ended March 31,		Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011(1)	Year Ended December 31, 2010	Three Months Ended March 31, 2015(1)	Year Ended December 31, 2014(1)
	2015(1)	2014(1)	2014	2013	2012
	(in thousands)
Net Income (loss)	$(134)	$(1,206)	$1,892	$7,025	$(3,661)	$(10,936)	$(230)	$88	$1,748	$(3,214)
Depreciation, amortization and accretion expenses	6,533	2,442	13,526	8,445	6,549	1,409	1,339	1,086	6,533	28,031
Interest expense, net	1,444	681	3,607	2,752	2,001	582	256	143	907	3,627
Provision for (benefit from) income taxes	(2)	26	141	159	14	—	—	(209)	37	141

EBITDA	7,841	1,943	19,166	18,381	4,903	(8,945)	1,365	1,108	9,225	28,585

Acquisition expenses	1,219	1,334	2,586	809	2,938	10,091	887	267	—	—
(Gain) on sale of assets	—	—	(860)	(158)	—	—	—	—	—	(860)
Other expense (income)	(2,363)	132	1,000	733	280	75	377	306	(2,486)	116
Selling, general and administrative expenses not acquired(2)	—	—	—	—	—	—	—	—	—	11,060
(Income) loss from discontinued operations	—	—	—	(5,263)	196	—	—	—	—	—

Adjusted EBITDA	$6,697	$3,409	$21,892	$14,502	$8,317	$1,221	$2,629	$1,681	$6,739	$38,901

(1)	The information presented with respect to these periods is derived from unaudited financial information. For more information, please read, “Selected Historical and Pro Forma Financial and Operating Data.”
(2)	Reflects the elimination of expenses contained in the carve-out financial statements of Atlas, CST and Mansfield that were included in our unaudited pro forma statement of operations but were not acquired by us in connection with the Recent Acquisitions. Please read our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

The following table presents reconciliation of net cash provided by (used in) operating activities to Adjusted EBITDA.

	Predecessor Historical
	Empire Petroleum Partners, LLC						Empire Petroleum Holdings, LLC
	Three Months Ended March 31,		Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011(1)	Year Ended December 31, 2010
	2015(1)	2014(1)	2014	2013	2012
	(in thousands)
Net cash provided by (used in) operating activities	$(15,741)	$5,743	$18,557	$7,228	$2,253	$(17,650)	$2,332	$1,774
Changes in operating assets and liabilities	22,539	(4,226)	(2,998)	4,661	2,684	9,624	(763)	(714)
Gain on sale of assets	—	—	860	158	—	—	—	—
Interest expense, net	1,444	681	3,607	2,752	2,001	582	256	143
Provision for (benefit from) income taxes	(2)	26	141	159	14	—	—	(209)
Other	(399)	(281)	(1,001)	3,423	(2,049)	(1,501)	(460)	114

EBITDA	7,841	1,943	19,166	18,381	4,903	(8,945)	1,365	1,108

Acquisition expenses	1,219	1,334	2,586	809	2,938	10,091	887	267
(Gain) on sale of assets	—	—	(860)	(158)	—	—	—	—
Other expense (income)	(2,363)	132	1,000	733	280	75	377	306
(Income) loss from discontinued operations	—	—	—	(5,263)	196	—	—	—

Adjusted EBITDA	$6,697	$3,409	$21,892	$14,502	$8,317	$1,221	$2,629	$1,681

(1)	The information presented with respect to these periods is derived from unaudited financial information. For more information, please read, “Selected Historical and Pro Forma Financial and Operating Data.”

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our results of operations, financial condition and ability to make distributions to our unitholders could be materially adversely affected. In that case, we might not be able to make distributions to our unitholders, the trading price of our common units could decline, and you could lose all or part of your investment in us.

Risks Inherent in Our Business

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $         per unit per quarter, or $         per unit on an annualized basis, we must generate distributable cash flow of approximately $         million per quarter, or approximately $         million per year, based on the number of common units and subordinated units to be outstanding immediately after the completion of this offering. We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on a number of factors, some of which are beyond our control, including, among other things:

•	demand for motor fuel in the markets we serve, including seasonal fluctuations in demand, and the margin per gallon we earn distributing motor fuel;

•	competition from other companies that sell and distribute motor fuel products in our market areas;

•	the inability to renew expiring fuel supply agreements with dealers or negotiate acceptable leases for our sites;

•	regulatory action affecting the supply of or demand for motor fuel, our operations, our existing contracts or our operating costs;

•	volatility of prices for motor fuel; and

•	prevailing economic conditions.

In addition, the actual amount of cash we have available for distribution will depend on other factors including:

•	the amount of our operating expenses and general and administrative expenses, including any fees and expenses of our general partner and its affiliates that we are required to reimburse;

•	our debt service requirements and other liabilities;

•	changes in interest rates;

•	fluctuations in our working capital needs;

•	the level and timing of our maintenance capital expenditures;

•	the cost of acquisitions, if any;

•	our ability to borrow funds and access capital markets;

•	restrictions on distributions contained in any of our debt agreements;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our forecast of Adjusted EBITDA and distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of Adjusted EBITDA and distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, Adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2016. Our ability to pay the aggregate annualized minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, including, but not limited to, the volume of motor fuel that we will distribute to independent dealers and Empire Services, the margins that we will receive on volumes distributed to independent dealers and Empire Services, the amount of income that we will receive from retail sales of motor fuel to consumers at consignment sites and company-operated sites and sales of merchandise at company-operated sites, and the amount of rental income that we will receive from sites that we lease or sublease to independent dealers.

Our financial forecast has been prepared by our management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

A significant decrease in demand for motor fuel in the areas we serve could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

A significant decrease in demand for motor fuel in the areas we serve could significantly reduce our revenues and, therefore, could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders. Our revenues are dependent on various trends, such as trends in automobile and commercial truck traffic, travel and tourism in our areas of operation, and these trends can change. Furthermore, seasonal fluctuations or regulatory action, including government imposed fuel efficiency standards, may affect demand for motor fuel. Because certain of our operating costs and expenses, such as our general and administrative costs, are fixed and do not vary with the volumes of motor fuel we distribute, our costs and expenses might not decrease ratably or at all should we experience a reduction in our volumes distributed. As a result, if our fuel distribution volumes decrease, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

A majority of our revenue is generated under fuel supply agreements that we incur costs to obtain and that must be renegotiated or replaced periodically. If we are unable to recover our investment in or successfully renegotiate or replace these agreements, then our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

A majority of our revenue is generated under fuel supply agreements with independent dealers. As these supply agreements expire, they must be renegotiated or replaced. Our fuel supply agreements generally have an initial term of 10 years and, as of May 31, 2015, had a volume-weighted average remaining term of approximately 10.2 years. We incur costs in connection with the purchase of or entry into, and the renewal or replacement of, fuel supply agreements and leases. We base our decisions to incur such costs on historical data regarding average payback period and frequency of dealer terminations of fuel supply agreements, as well as site-specific information. Should our estimates and assumptions regarding our investment in fuel supply agreements and our resulting profits from those dealers prove incorrect, our business, financial condition and operating results may be materially and adversely affected. Our dealers have no obligation to renew their fuel supply agreements with us on similar terms or at all.

We also receive rental income from 119 sites that we lease or sublease to dealers or consignment agents. Our lessees have no obligation to renew their leases on similar terms or at all. Our leases typically have an initial term of 3 to 10 years, and, as of May 31, 2015, had an average remaining term of approximately 3.1 years.

We may be unable to renegotiate or replace our fuel supply agreements or leases when they expire, and the terms of any renegotiated fuel supply agreements or leases may not be as favorable as the terms of the agreements or leases they replace. Whether these fuel supply agreements and leases are successfully renegotiated or replaced is frequently subject to factors beyond our control. Such factors include fluctuations in motor fuel prices, a dealer’s ability to pay for or accept the contracted volumes, fluctuations in market rental rates and a competitive marketplace for the services offered by us. If we cannot successfully renegotiate or replace our fuel supply agreements or leases or must renegotiate or replace them on less favorable terms, revenues from these arrangements could decline and our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

The amount of cash we will have available for distribution to our unitholders depends primarily on our cash flow rather than on our profitability, which may prevent us from making cash distributions even during periods when we record net income.

The amount of cash we have available for distribution depends primarily on our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

If we are unable to make accretive acquisitions of fuel supply agreements, our future growth could be limited.

Our ability to grow and maintain our existing motor fuel distribution volumes depends substantially on our ability to acquire fuel supply agreements that increase the volumes of motor fuel that we distribute to independent dealers and thereby increase our distributable cash flow per unit. However, we are experiencing increased competition for the fuel supply agreements we contemplate acquiring and may be unable to make accretive acquisitions. Weak economic conditions and competition for such acquisitions could limit our ability to fully execute our growth strategy. Our future growth and ability to increase distributions will be limited if we are unable to make accretive acquisitions from third parties because, among other reasons:

•	we are unable to identify attractive third-party acquisition opportunities;

•	we are unable to negotiate acceptable purchase agreements with third parties;

•	we are unable to obtain financing for these acquisitions on economically acceptable terms;

•	we are unable to obtain necessary governmental or third-party consents; or

•	we are outbid by competitors.

Further, certain fuel purchase agreements that we may seek to acquire may contain purchase options, typically lasting between 30 and 60 days, pursuant to which the applicable oil company may purchase sites selling its branded motor fuel. If any such option were exercised, we would not be able to acquire the desired sites. Additionally, with the exception of the Empire Right of First Offer, the Atlas Purchase Option and the limited non-compete agreements to which Atlas and Mansfield are subject, Empire and its affiliates are not restricted from competing with us in the future and have no obligation or duty to present us with acquisition opportunities. Please read “Conflicts of Interest and Duties.”

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to our unitholders.

Even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in less cash generated from operations on a per unit basis. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about revenues and costs, including potential growth;

•	the ability to successfully integrate the assets we acquire;

•

the assumption of unknown liabilities for which we are not indemnified or insured or for which our indemnity or insurance is inadequate, including liabilities arising out of spills or releases of motor fuel or resulting from a prior owner’s noncompliance with applicable federal, state or local laws;

•	the diversion of management’s and certain employees’ attention from other business concerns;

•	decreases in our liquidity by the use of our cash from operations or borrowing capacity to finance acquisitions;

•	unforeseen difficulties of operating in new geographic areas or with new dealers; and

•	increased costs relating to our financial controls, information systems, management resources and human resources that may be required to grow to support future growth.

Our growth strategy requires access to new capital; unfavorable capital markets could impair our ability to grow.

We continuously consider and enter into discussions regarding potential acquisitions. Any limitations on our access to new capital will impair our ability to execute this strategy. If our cost of capital becomes too expensive, our ability to acquire strategic and accretive assets will be limited. We may not be able to raise the necessary funds on satisfactory terms, if at all. The primary factors that influence our cost of equity include market conditions, including our then current unit price, fees we pay to underwriters and other offering costs, which include amounts we pay for legal and accounting services. Weak economic conditions and volatility and disruption in the financial markets could increase the cost of raising money in the debt and equity capital markets substantially while diminishing the availability of funds from those markets.

Certain of our fuel purchase agreements with major oil companies provide for volume rebates and certain incentive payments. Some of these agreements contain minimum volume commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.

Certain of our fuel purchase agreements with major oil companies provide for volume rebates, certain of which increase as we increase the volume of motor fuel that we purchase. We also receive incentive payments, including prompt payment incentives, for distributing branded motor fuel to new sites and paying amounts due under our fuel purchase agreements within a specified time frame. Further, certain of our fuel purchase agreements contain minimum volume commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our gross profit could decrease, which could, in turn, adversely affect our results of operations, financial condition and ability to make distributions to our unitholders. Additionally, certain of our fuel purchase agreements require that all or a portion of any incentive payments we receive for distributing motor fuel to new sites be repaid in the event that the sites are closed or switched to another brand within a stated number of years. As of December 31, 2014 and 2013, the estimated amount of deferred branding incentives that would have to be repaid upon debranding at these sites was approximately $18.1 million and $18.3 million, respectively. Of these amounts, as of December 31, 2014 and 2013, approximately $16.4 million and $17.9 million, respectively, would have been the responsibility of our branded dealers under reimbursement agreements with the dealer. In the event our dealers were to default on this reimbursement obligation, we would be required to make the necessary payment.

We may not be able to lease sites we own or sublease sites we lease on favorable terms and any such failure could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We may lease or sublease certain sites to dealers or consignment agents. If we are unable to obtain tenants or subtenants on favorable terms for sites we own or lease, the resulting rental payments may be insufficient to cover our costs for the site. We cannot provide any assurance that the margins on our distribution of motor fuel to these sites will be sufficient to offset our operating costs or unfavorable lease terms. The occurrence of these events could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We are exposed to performance risk in our supply chain, as well as from our dealers. If the major oil companies from which we purchase motor fuel are unable to sell to us sufficient amounts of motor fuel, or if the third parties with whom we contract to transport motor fuel fail to make timely deliveries to our sites, we may be unable to satisfy our dealers’ demand for motor fuel. Additionally, if our dealers are unable to continue operating, demand for our services could be adversely affected.

We rely upon major oil companies to timely provide the volumes and types of motor fuel that we supply to dealers. We purchase motor fuel from a variety of major oil companies pursuant to our fuel purchase agreements and rely exclusively on third-party transportation companies to transport all of the motor fuel we distribute. Generally, our fuel purchase agreements do not guarantee that we will receive all of the volumes that we need to fulfill the demands of dealers to whom we distribute motor fuel. Furthermore, some of the crude oil that supplies the refineries that produce a significant portion of the fuel that we purchase comes from other countries, which could be disrupted by political events. If shortages in crude oil occur, whether as a result of political events or otherwise, or if one or more of the transportation companies with whom we contract becomes unwilling or unable to timely provide transportation services, we may be unable to meet our dealers’ demand for motor fuel. Additionally, in times of extreme market demand or supply disruption, we may be unable to acquire or contract for the transportation of enough motor fuel to satisfy the fuel demand of our dealers.

All of the motor fuel that we distribute is transported from motor fuel supply terminals to retail fuel outlets by third-party transportation companies. A change in transportation providers, disruption in service or a significant change in our relationships with these third-party transportation companies could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

We are also exposed to the performance risk of our dealers. If, for any reason, our dealers are unable to operate effectively and profitably, they may fail to make required payments or discontinue operations, which would reduce demand for our motor fuel distribution services and adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Historically, prices for motor fuel have been volatile, and significant changes in such prices in the future may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Crude oil and domestic wholesale motor fuel markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions could significantly impact crude oil supplies and wholesale motor fuel costs. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our operating results and financial condition. When prices for motor fuel rise, independent dealers may have insufficient credit to purchase motor fuel from us at their historical volumes. Higher prices for motor fuel may, among other things, reduce our access to trade credit support or cause it to become more expensive, impact consumer demand for motor fuel and decrease the amount of borrowings available for working capital under our credit agreement as a result of available commitments.

As motor fuel prices decrease, so do our prompt payment incentives, which are generally calculated as a percentage of the total purchase price of the motor fuel we distribute. Conversely, as motor fuel prices increase, the margins we realize in our retail segment generally decrease as a result of the delay with which retail prices respond to wholesale price changes. For the three months ended March 31, 2015 and the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers accounted for approximately 21% and 27% of our total gross profit, respectively. Our recent acquisition of company-operated sites from CST, as well as the expansion of our consignment business following the acquisitions from Atlas and Mansfield, has increased our exposure to motor fuel price volatility due to the greater degree of volatility associated with our retail motor fuel operations at company-operated sites as compared with our wholesale distribution of motor fuel to dealer-operated sites.

Decreases in consumer spending, travel and tourism in the areas we serve could adversely impact our business.

At retail fuel outlets, consumer traffic is generally driven by consumer preferences and spending trends, growth rates for commercial truck traffic and trends in travel and weather. Changes in economic conditions generally, or in the regions in which we operate, could adversely affect consumer spending patterns and travel in our markets. In particular, weakening economic conditions may result in decreases in miles driven and discretionary consumer spending and travel, which affect spending on motor fuel and convenience items. In addition, changes in the types of products and services demanded by consumers who visit the sites that we serve or our consignment sites and company-operated sites, may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Increasing consumer preferences for alternative motor fuels, or improvements in fuel efficiency, could adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative motor fuels, or non-fuel dependent means of transportation, could reduce demand for conventional petroleum-based motor fuels. Additionally, a shift toward electric, hydrogen, natural gas or other alternative or non-fuel-powered vehicles could fundamentally change consumers’ spending habits or lead to new forms of fueling destinations or new competitive pressures. Finally, new technologies have been developed and governmental mandates have been implemented to improve fuel efficiency. Any of these outcomes could potentially result in decreased consumer demand for motor fuel, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

The wholesale motor fuel distribution industry is characterized by intense competition and fragmentation, and our failure to effectively compete could result in lower margins.

The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. We have numerous competitors, some of which may have significantly greater resources and name recognition than us. We rely on our ability to provide reliable services and to control our operating costs in order to maintain our margins and competitive position. If we fail to maintain the quality of our services, certain dealers to whom we supply motor fuel could choose alternative distribution sources and our income and cash flow could decrease. While major integrated oil companies have generally continued to divest retail sites and the corresponding wholesale distribution to such sites, those major oil companies could shift from this strategy and decide to distribute their own products in direct competition with us, or large dealers could attempt to buy directly from the major oil companies. The occurrence of any of these events could result in lower margins which may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

The motor fuel distribution business is subject to seasonal trends, which may affect our revenues and ability to make distributions.

Demand for motor fuel is higher during the late spring and summer months than during the fall and winter. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of the year. As a result, our results from operations may vary from period to period, affecting our revenues and ability to make cash distributions.

Severe weather could adversely affect our business by damaging our facilities and communications network or the facilities and communications networks of major oil companies from whom we purchase motor fuel or dealers to whom we distribute motor fuel.

The retail fuel outlets we serve are located in regions potentially susceptible to severe weather. A severe storm or natural disaster could damage our and our dealers’ facilities or communications networks and those of the major oil companies from whom we purchase motor fuel, as well as interfere with our ability to distribute motor fuel to dealers or to our consignment sites and company-operated sites. If warmer temperatures, or other climate changes, lead to changes in extreme weather events, including increased frequency, duration or severity, these weather-related risks could become more pronounced. Any weather-related catastrophe or disruption could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders, potentially causing losses beyond the limits of the insurance we currently carry.

The operations at sites we own or lease are subject to inherent risk, operational hazards and unforeseen interruptions and insurance may not adequately cover any such exposure. The occurrence of a significant event or release of motor fuel that is not fully insured could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

The presence of flammable and combustible products at our sites poses inherent risks and operational hazards, including, but not limited to, fires, explosions and spills or releases of motor fuel, any of which could cause severe damage to or destruction of property and equipment, personal injury or loss of life and pollution or other environmental damage. Furthermore, our operations are subject to unforeseen interruptions such as natural disasters, adverse weather and other events beyond our control. In addition, our owned and leased sites are subject to unforeseen casualty and condemnation events that may partially or wholly prevent our continued operation of such sites. If any of these events were to occur, we could incur substantial losses and curtailment of operations.

Negative events or developments associated with the brands we distribute could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We believe that the success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands that we distribute. Erosion of the value of those brands could have an adverse impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our business, results of operations and ability to make distributions to our unitholders. For example, in 2010, sales of BP-branded motor fuel decreased at some of our sites following the Deepwater Horizon oil spill.

Our future debt levels may impair our financial condition.

We estimate that we will have approximately $77 million of debt outstanding at the closing of this offering. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our revolving credit facility. The level of our future indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our credit agreement governing our revolving credit facility;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, the execution of our growth strategy and other activities;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay interest on our debt, which would reduce our cash flow available to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other activities;

•

making us more vulnerable to adverse changes in general economic conditions, our industry and government regulations and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service our debt will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Our revolving credit facility, as amended and restated, will have restrictions and financial covenants that may restrict our business and financing activities and our ability to make distributions to our unitholders.

The operating and financial restrictions and covenants that we expect will be contained in our revolving credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs, to engage in or expand our business activities or to make distributions to our unitholders. Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provisions of our revolving credit facility and such violations are not cured or waived within the appropriate time periods provided in such credit facility, the lenders may declare all amounts due under our revolving credit facility to be immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

An increase in interest rates will increase our borrowing costs and may cause the market price of our common units to decline.

Borrowings under our revolving credit facility will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make distributions to our unitholders. In addition, in exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

We and our dealers are subject to numerous federal, state and local laws and regulations governing environmental protection and operational safety that require substantial expenditures and affect the way we and our dealers operate, which could have a material effect on our business, results of operations or our ability to make distributions to our unitholders.

We and our dealers are subject to extensive federal, state and local laws and regulations, including those relating to ownership and operation of underground storage tanks; the release or discharge of regulated materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of hazardous materials; the exposure of persons to regulated materials; and the health and safety of our employees. We do not transport any of the motor fuel we deliver and instead rely on third-party transportation companies that are also subject to these federal, state and local laws. We also may be subject to liabilities resulting from our prior operations, including liabilities related to product liability, releases from underground storage tanks, premises-liability claims, and allegations of exposures of third parties to toxic substances. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining or otherwise curtailing future operations, which could have a material adverse effect on our business, results of operations or our ability to make distributions to our unitholders.

Of particular significance to us are:

•

Underground storage tanks: Changes in the laws and regulations governing the ownership and operation of underground storage tanks could result in more stringent and costly compliance requirements. For example, in June 2015 the U.S. Environmental Protection Agency, or the “EPA,” issued revisions to its underground storage tank rules. The rules, for example, add secondary containment requirements for certain tanks and piping, operator training requirements, and operation and maintenance requirements. Certain states, including those within which we have operations, have state programs. Those states have three years to update their programs in order to maintain their approval status under the regulations. We are in the process of evaluating these revisions, but do not expect them to have a material impact in the near term.

•

Greenhouse gas emissions: Through the operation of our marketing facilities, our operations emit greenhouse gases, or “GHGs,” including carbon dioxide. Greenhouse gases are believed to be contributing to global warming and other climatic changes. Various legislative and regulatory measures that address the monitoring, reporting or restriction of GHG emissions are in various stages of review, discussion or implementation. These include federal and state actions to develop programs for the reduction of GHG emissions as well as proposals that would create a cap-and-trade system that would require us to purchase carbon emission allowances for emissions at our marketing facilities and emissions caused by the use of the fuels that we distribute. Any legislative and regulatory initiatives that are enacted to reduce the emissions of GHGs could have a material adverse impact on our business, financial condition and results of operations by increasing our regulatory compliance expenses, increasing our motor fuel costs and decreasing consumer demand for motor fuel.

For example, in response to findings that emissions of GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that require a reduction in emissions of GHGs from motor vehicles. These EPA rulemakings could materially adversely affect the demand for the refined petroleum products that we distribute. In addition, Congress has from time to time considered legislation to reduce emissions of GHGs, but no such legislation has been adopted. Such federal legislation may impose a carbon emissions tax or establish a cap-and-trade program or additional regulation by the EPA. In the absence of new federal legislation, some states have taken measures to reduce emissions of GHGs through GHG emission inventories and regional GHG cap-and-trade programs. The adoption of any federal or state legislation or regulation that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the refined petroleum products that we distribute.

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Natural resource damages: Certain federal and state government regulators have sought compensation from companies like us for natural resource damages as an adjunct to remediation programs. A substantial increase in natural resource damage claims at such remedial sites could result in substantially increased costs to us.

Where releases of refined petroleum products, renewable fuels and crude oil have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable standards. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where motor fuels or other waste products have been disposed or otherwise are released. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial, and could have a material adverse effect on our business, results of operations and our ability to make distributions to our unitholders. In addition, while we have no plans to transport the motor fuel we distribute, if we were to conduct activities that resulted in our being deemed a transporter of motor fuel, or if we were held, under applicable law, to have negligently entrusted the motor fuel we distribute to third parties, we could have added exposure to costs and liabilities under environmental laws and regulations in the event of a release of motor fuel. Such added exposure could adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

Compliance with current and future environmental laws and regulations could require us to make significant expenditures, increasing the overall cost of operating our businesses, including capital costs to construct, maintain and upgrade equipment and facilities. To the extent these expenditures are not ultimately passed on to our dealers, lessees or sublessees, our results of operations, financial condition and ability to make distributions to our unitholders could be materially adversely affected.

New, stricter environmental laws and regulations could significantly increase our costs, which could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

The trend in environmental regulation is towards more restrictions and limitations on activities that may affect the environment. Our results of operations, financial condition and ability to make distributions to our unitholders may be materially adversely affected by increased costs and liabilities resulting from any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. However, there can be no assurances as to the timing and type of such changes in or reinterpretation of existing laws and regulations or the promulgation of new laws and regulations or the amount of any required expenditures associated therewith.

We are subject to federal, state and local laws and regulations that govern the product quality specifications of the refined petroleum products we purchase, store, transport and sell to dealers and consumers at our consignment sites and company-operated sites.

Various federal, state and local government agencies have the authority to prescribe specific product quality specifications for certain commodities, including commodities that we distribute. Changes in product quality specifications, such as reduced sulfur content in refined petroleum products, or other more stringent requirements for fuels, could reduce our ability to procure product, require us to incur additional handling costs and require the expenditure of capital. If we are unable to procure product or recover these costs through increased sales, we may not be able to meet our financial obligations. Failure to comply with these regulations could result in substantial penalties.

The dangers inherent in the storage of motor fuel could cause disruptions in our operations and could expose us to potentially significant losses, costs or liabilities.

Motor fuel is stored in underground and above ground storage tanks at sites that we own or operate and at consignment sites where we retain title to the motor fuel that we sell. Our operations are subject to significant hazards and risks inherent in storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could significantly disrupt our operations or expose us to significant liabilities, to the extent such liabilities are not covered by insurance. Therefore, the occurrence of such an event could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We are not fully insured against all risks incident to our business.

We are not fully insured against all risks incident to our business. We may be unable to obtain or maintain insurance with the coverage that we desire at reasonable rates. As a result of market conditions, the premiums and deductibles for certain of our insurance policies have increased and could continue to do so. Certain insurance coverage could become unavailable or available only for reduced amounts of coverage or at commercially unreasonable rates. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

We rely on the major oil companies from which we purchase motor fuel to provide trade credit terms to adequately fund our on-going operations.

Our business is impacted by the availability of trade credit to fund motor fuel purchases. An actual or perceived downgrade in our liquidity or operations could cause major oil companies to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payment terms, including early payment incentives, or availability of trade credit provided by major oil companies could impact our liquidity, results of operations, financial condition and ability to make distributions to our unitholders.

Because we depend on our senior management’s experience and knowledge of our industry, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected if we lose key members of our senior management team.

We are dependent on the expertise and continued efforts of our senior management team. If, for any reason, our senior executives leave or do not continue to be active in our management, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected. In addition, we do not maintain life insurance on our senior executives and other employees.

Future litigation could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We are occasionally exposed to various litigation claims in the ordinary course of our business, including dealer litigation and industry-wide or class-action claims arising from the equipment or processes we use or employ or industry-specific business practices. If we were to become subject to any such claims in the future, our defense costs and any resulting awards or settlement amounts may not be fully covered by our insurance policies. An unfavorable outcome or settlement of any future lawsuits could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Terrorist attacks and threatened or actual war may adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our sources of motor fuel or our dealers may adversely impact our results of operations, financial condition and ability to make distributions to our unitholders. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for motor fuel, and an adverse impact on our operations. Any or a combination of these occurrences could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems or an act of cyber-terrorism could adversely affect our results of operations, financial condition and ability to make distributions to our unitholders.

We depend on our information technology, or “IT,” systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. While we have invested significant amounts in the protection of our IT systems and maintain what we believe are adequate security controls over individually identifiable dealer, employee and vendor data provided to us, these systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, cyber-security breaches or cyber-terrorism, and computer viruses. Cyberattacks are rapidly evolving and becoming increasingly sophisticated.

A successful cyberattack resulting in the loss of sensitive dealer, employee or vendor data could adversely affect our reputation, results of operations, financial condition and liquidity, and could result in litigation against us or the imposition of penalties. Moreover, a security breach could require that we expend significant additional resources to upgrade further the security measures that we employ to guard against cyberattacks. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which may have a negative impact on the market price of our common units.

Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” including the rules thereunder that will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Effective internal controls are necessary for us to provide reliable and timely financial reports, prevent fraud and to operate successfully as a publicly traded partnership. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which we refer to as Section 404.

Given the difficulties inherent in the design and operation of internal controls over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm’s, future conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal controls over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and may have a negative effect on the trading price of our common units.

Although we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Empire, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and to the detriment of our unitholders. Additionally, we have no control over the business decisions and operations of Empire, and Empire is under no obligation to adopt a business strategy that favors us.

Following this offering, Empire will own approximately 91.4% of the outstanding equity interests of our general partner and will appoint all of the officers and directors of our general partner. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is in the best interests of Empire and the other owners of our general partner. Conflicts of interest may arise between Empire and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of Empire over our interests and the interests of our common unitholders. These conflicts include the following situations, among others:

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neither our partnership agreement nor any other agreement requires Empire to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Empire to pursue and grow particular markets, or undertake acquisition opportunities for itself. The directors and officers of Empire have a fiduciary duty to make these decisions in the best interests of Empire, which may be contrary to our interests;

•	Empire may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

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with the exception of the Empire Right of First Offer, the Atlas Purchase Option and the limited non-compete agreements to which Atlas and Mansfield are subject, the affiliates of our general partner, including Empire, are not limited in their ability to compete with us and may offer business opportunities or sell assets to third parties;

•	our general partner is allowed to take into account the interests of parties other than us, such as Empire, in resolving conflicts of interest;

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our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner’s liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect our distributable cash flow;

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our general partner will determine the amount and timing of any of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

•	our general partner will determine which costs incurred by it are reimbursable by us;

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our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

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our partnership agreement permits us to classify up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

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our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including any commercial agreements we may enter into with Empire;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our “conflicts committee,” or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates and their respective executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Duties.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our management has no experience in managing our business as a U.S. publicly traded partnership.

Our executive management team and internal accounting staff have no experience in managing our business and reporting as a U.S. publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team and accounting staff had such experience. Furthermore, our pursuit of an acquisition growth strategy may place significant strain on our management resources, thereby limiting our ability to execute our day-to-day business activities.

You will experience immediate and substantial dilution in net tangible book value of $         per common unit.

The initial public offering price of $         per common unit exceeds our pro forma net tangible book value of $         per unit. Based on the initial public offering price of $         per common unit, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by Empire are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional partnership interests in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit agreement on our ability to issue additional partnership interests, including units ranking senior to our common units as to distributions or in liquidation or that have special voting and other rights, and our unitholders will have no preemptive or other rights (solely as a result of their status as our unitholders) to purchase any such additional partnership interests. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn, may reduce the amount of cash that we have available to distribute to our unitholders.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units after the subordination period has ended. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement.”

Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders with contractual standards governing its duties.

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership, provided that a partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action.

As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Empire, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Duties—Duties of Our General Partner” and “Certain Relationships and Related Party Transactions.”

Our partnership agreement restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.

Our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties under Delaware law. For example, our partnership agreement:

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provides that whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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provides that our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, meaning that it subjectively believed that the determination or the decision to take or decline to take such action was in the best interests of our partnership, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due to our general partner and its affiliates for services provided may be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, our general partner determines the amount of these expenses. Under the terms of the omnibus agreement, we will be required to reimburse our general partner for expenses related to certain general and administrative services our general partner will provide to us in support of our business. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates may be substantial and will reduce the amount of cash we have available to distribute to our unitholders.

Our unitholders have very limited voting rights, will not have the right to elect our general partner or the board of directors of our general partner and cannot initially remove our general partner or its directors without its consent.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. For example, unlike holders of stock in a public corporation, our unitholders will not have “say-on-pay” advisory voting rights. Our unitholders will not have the right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by Empire. Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. In addition, our general partner may only be removed for cause. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for intentional fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business. Even if cause for removal exists, the vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At the closing of

this offering, our general partner and its affiliates will own         % of our total outstanding common units and subordinated units on an aggregate basis (or         % of our total outstanding common units and subordinated units on an aggregate basis if the underwriters’ option to purchase additional common units is exercised in full).

Furthermore, our unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party at any time without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of Empire to transfer all or a portion of its ownership interest in our general partner to a third party. If Empire transfers all of its ownership interest in our general partner, the new owner of Empire’s interest would have the ability to immediately replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party, it will have less incentive to grow our partnership and increase distributions. A transfer of incentive distribution rights by our general partner could reduce the likelihood of Empire selling or contributing additional assets that it may acquire in the future to us, which in turn could impact our ability to grow.

We may issue additional partnership interests without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of general partner interests or limited partner interests of any type without the approval of our unitholders, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such general partner interests or limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue partnership interests that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other partnership interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash we have available to distribute on each unit may decrease;

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because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

The issuance by us of additional general partner interests may have the following effects, among others, if such general partner interests are issued to a person who is not an affiliate of Empire:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

Empire may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of the formation transactions and the closing of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Empire will hold             common units and                 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. In addition, we have agreed to provide Empire with certain registration rights under applicable securities laws. Please read “Units Eligible for Future Sale.” The sale of these units in the public or private markets could have an adverse impact on the price of the common units.

Other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions, and our general partner has considerable discretion to establish cash reserves that would reduce the amount of available cash we distribute to our unitholders.

Generally, our available cash is comprised of cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves plus, if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Our partnership agreement permits our general partner to establish cash reserves for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements), to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to our unitholders. As a result, even when there is no change in the amount of distributable cash flow that we generate, our general partner has considerable discretion to establish cash reserves, which would result in a reduction in the amount of available cash we distribute to our unitholders. Accordingly, there is no guarantee that we will make quarterly distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so.

Empire, its affiliates and its equityholders may compete with us, and Empire, as the owner of approximately 91.4% of the outstanding equity interests of our general partner at the closing of this offering, will decide when, if, and how we complete acquisitions.

Neither our partnership agreement nor our omnibus agreement will prohibit Empire, any of its affiliates or any of its equityholders from owning assets or engaging in businesses that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner, any of its affiliates, including Empire, or any of Empire’s equityholders. Any such entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Consequently, Empire, its affiliates and any of its equityholders may acquire additional assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Empire, its affiliates or any of its equityholders could materially and adversely impact our results of operations, financial condition and ability to make distributions to our unitholders. Two of Empire’s equityholders, Atlas and Mansfield, are subject to limited non-compete agreements with us that will expire in 2020 and 2019, respectively. Upon expiration of these agreements, Atlas and Mansfield may compete with us and any such competition could materially and adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, Empire will own, directly or indirectly, an aggregate of approximately     % of our common units. After the end of the subordination period (which could occur as early as the quarter ending            , 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), Empire will own approximately     % of our outstanding common units. For additional information about our general partner’s call right, please read “Our Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that (i) we were conducting business in a state but had not complied with that particular state’s partnership statute; or (ii) your right to take certain actions under our partnership agreement constitute “control” of our business. For a discussion of the implications of the limitations of liability on a unitholder, please read “Our Partnership Agreement—Limited Liability.”

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, our unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the “Delaware Act,” we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only                      publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised. In addition, Empire will own an aggregate of                     common units and                     subordinated units, representing an aggregate     % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distribution;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	volatility in the capital and credit markets;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or our unitholders. This could result in lower distributions to our unitholders.

The holder or holders of a majority of the incentive distribution rights, which is initially our general partner, have the right, at any time when there are no subordinated units outstanding and the holders have received incentive distributions at the highest level to which they are entitled (50%) for each of the prior four consecutive fiscal quarters (and the amount of each such distribution did not exceed adjusted operating surplus for each such quarter), to reset the minimum quarterly distribution and the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution. Our general partner has the right to transfer the incentive distribution rights at any time, in whole or in part, and any transferee holding a majority of the incentive distribution rights shall have the same rights as our general partner with respect to resetting target distributions.

In the event of a reset of the minimum quarterly distribution and the target distribution levels, the holders of the incentive distribution rights will be entitled to receive, in the aggregate, the number of common units equal to that number of common units which would have entitled the holders to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not otherwise be sufficiently accretive to cash distributions per common unit. It is possible, however, that our general partner or a transferee could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

We have applied to list our common units on the NYSE. Unlike most corporations, we are not required by NYSE rules to have, and we do not intend to have, a majority of independent directors on our general partner’s board of directors or a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE’s shareholder approval rules. Accordingly, our unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management.”

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions and a waiver of the right to a jury trial. By purchasing a common unit, a limited partner is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings, submitting to the exclusive jurisdiction of Delaware courts and waiving a right to a jury trial.

Our partnership agreement is governed by Delaware law. Our partnership agreement includes exclusive forum, venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees. Our partnership agreement also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Please read “Our Partnership Agreement—Exclusive Forum.” By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between a limited partner and us or our officers, directors or employees, the limited partner may be required to pursue its legal remedies in Delaware which may be an inconvenient or distant location and which is considered to be a more corporate-friendly environment. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers.

We will incur increased costs as a result of being a publicly traded partnership, including the cost of additional finance and accounting systems, procedures and controls in order to satisfy our new publicly traded partnership reporting requirements.

As a result of the completion of this offering, we will become a publicly traded partnership and be subject to additional reporting requirements. We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant additional legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act and related rules implemented by the SEC and the NYSE have mandated changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make our activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and possibly to result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers.

Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and unit price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate publicly traded partnership experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We have included $2.0 million of incremental annual costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership could be higher than we currently estimate.

Tax Risks

In addition to reading the following risk factors, please read “Material Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or “IRS,” were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this or on any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business, a change in current law or our failure to satisfy the requirements under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced and we might need to raise funds to pay such corporate level-tax. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, the State of Texas currently imposes a franchise tax on the taxable margin of corporations and other entities, including limited partnerships. Imposition of any such taxes may substantially reduce the cash available for distribution to our unitholders. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress and the President have periodically considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible for us to satisfy the requirements of the exception pursuant to which we will be treated as a partnership for federal income tax purposes. Please read “Material Federal Income Tax Consequences—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder’s allocable share of our taxable income will be taxable to him, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on his share of our taxable income even if he receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders (including holders of our subordinated units) because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if he sells such common units at a price greater than his tax basis in those common units, even if the price received is less than his original cost. Furthermore, a substantial portion of the amount realized on any sale of a unitholder’s common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

An investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, a substantial portion of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them.

Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. Tax-exempt entities and non-U.S. persons should consult a tax advisor before investing in our common units.

Our subsidiary, Empire Services, conducts certain activities that may not generate qualifying income and is treated as a corporation for U.S. federal income tax purposes. Corporate federal income tax paid by this subsidiary will reduce our cash available for distribution to our unitholders.

In order to maintain our status as a partnership for U.S. federal income tax purposes, 90% or more of our gross income in each tax year must be qualifying income under Section 7704 of the Internal Revenue Code. For a discussion of qualifying income, please read “Material Federal Income Tax Consequences—Partnership Status.” Latham & Watkins LLP is unable to opine as to whether the income generated by certain portions of our operations is qualifying income. In an attempt to ensure that 90% or more of our gross income in each tax year will be qualifying income, we currently intend to conduct a portion of these operations in a separate subsidiary that is treated as a corporation for U.S. federal income tax purposes. For the twelve months ending December 31, 2015, after giving pro forma effect to the formation of Empire Services and the entry into the Empire Supply Agreement as of January 1, 2015, we forecast that these operations will account for approximately 30% of our revenue and 44% of our total gross profit.

Empire Services will conduct our retail motor fuel sales and sales of convenience store merchandise and other ancillary products. This corporate subsidiary is subject to corporate-level tax, which will reduce the cash available for distribution to us and, in turn, to our unitholders. Distributions from our corporate subsidiary will generally be taxed to our unitholders as dividend income to the extent of the current and accumulated earnings and profits of the corporate subsidiary. An individual unitholder’s share of dividend income from our corporate subsidiary will constitute portfolio income that cannot be offset by the unitholder’s share of our other losses or deductions. If the IRS were to successfully assert that our corporate subsidiary has more tax liability than we anticipate or legislation were enacted that increased the corporate tax rate, our cash available for distribution to our unitholders would be further reduced.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”). A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. Latham & Watkins LLP is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from a unitholder’s sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns. Please read “Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first business day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. The U.S. Department of the Treasury and the IRS have issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP is unable to opine as to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies in determining a unitholder’s allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, in certain circumstances, including when we issue additional units, we must determine the fair market value of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the amount, character and timing of taxable income or loss allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all our unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to our unitholders for the year notwithstanding two partnership tax years. Please read “Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our technical termination for federal income tax purposes.

As a result of investing in our common units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business or own property in Alabama, Arkansas, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, D.C. and West Virginia, and many of these jurisdictions impose a personal income tax on individuals. As we make acquisitions or otherwise expand our business, we may conduct business or control property in additional states that impose a personal income tax. It is our unitholders’ responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of                 common units offered by this prospectus, based on an assumed initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts, commissions and the structuring fee. Our estimate assumes the underwriters’ option to purchase additional common units from us is not exercised.

We intend to use the net proceeds from this offering as follows:

•	repay $ million in borrowings outstanding under our revolving credit facility;

•	make a cash distribution to Empire of $ , a portion of which will be used to reimburse Empire for certain capital expenditures it incurred with respect to assets contributed to us; and

•	for general partnership purposes, including transaction fees and expenses of this offering.

Our revolving credit facility is being amended and restated in connection with the closing of this offering. Our revolving credit facility will bear interest at a LIBOR based rate, which, as of                 , 2015, was     %, and will mature in                     . At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our revolving credit facility. Certain of the underwriters and their respective affiliates are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of a portion of the borrowings thereunder. Please read “Underwriting—Other Relationships.”

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from Empire a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and commissions and the structuring fee. Accordingly, any exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid to Empire in partial consideration of its contribution of assets to us. Under federal securities law Empire is an underwriter with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units. Please read “Underwriting.”

A $1.00 increase (decrease) in the assumed initial public offering price of $         per common unit would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discounts and commissions and the structuring fee. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more common units than the number set forth on the cover page of this prospectus.

The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Please read “Underwriting.”

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of March 31, 2015; and

•

our pro forma cash and cash equivalents and capitalization as of March 31, 2015, giving effect to the pro forma adjustments described in our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” and the other transactions described under “Summary—Formation Transactions.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2015
	Historical	Pro Forma
	(in thousands)
Cash and cash equivalents	$4,281	$

Long-term debt
Revolving credit facility(1)	$165,519		$77,000
Other long-term debt	2,769		—

Total long-term debt (including current maturities)	$168,288		$77,000

Partners’ capital
Equity	$162,084	$
Common units—Public
Common units—Empire	—
Subordinated units—Empire	—
General partner interest	—

Total partners’ capital	162,084

Total capitalization	$330,372	$

(1)	As of , 2015, our predecessor had an aggregate of $ million of borrowings outstanding under our revolving credit facility. Our revolving credit facility will be amended and restated in connection with the closing of this offering, and we intend to use a portion of the net proceeds of this offering to repay approximately $ million outstanding under our revolving credit facility.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2015, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $        , or $         per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit.

Assumed initial public offering price per common unit(1)
Pro forma net tangible book value per unit before this offering(2)
Less: Distribution to Empire per common unit(3)
Add: Increase in net tangible book value per unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per unit after this offering(4)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)

(1)	Represents the midpoint of the price range set forth on the cover page of this prospectus.
(2)	Determined by dividing by the number of units ( common units and subordinated units) to be issued to Empire in exchange for its contribution of assets and liabilities to us.
(3)	Determined by dividing by the number of units (common units and subordinated units) to be issued to Empire for its contribution of assets and liabilities to us. At the closing of this offering, we intend to make a distribution of $ million to Empire from the net proceeds from this offering and net borrowings under our revolving credit facility.
(4)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, our proportionate limited partner interest in intangible assets and deferred charges amounts of approximately $ and $ , respectively, are excluded from the calculation of pro forma net tangible book value.
(5)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from any such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Empire in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired			Total consideration
	Number	%		Amount (in millions)%
Empire(1)(2)			%	$	%
Purchasers in this offering			%		%

Total			%	$	%

(1)	Upon the consummation of the transactions described in this prospectus, including the formation transactions and the offering, Empire will own common units, subordinated units and approximately 91.4% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights.
(2)	Assumes the underwriters’ option to purchase additional common units from us is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, “Forward-Looking Statements” and “Risk Factors” should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by us distributing, rather than retaining, our available cash. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to our unitholders of $             per unit, or $             per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to pay quarterly cash distributions in this or any other amount, and the board of directors of our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, the board of directors of our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is the sum of (1) all cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) if the board of directors of our general partner so determines, all or any portion of additional cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will pay quarterly distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of the board of directors of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to pay cash distributions, as well as the amount of any cash distributions we pay:

•

We expect that our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility. We expect that one such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our revolving credit facility, notwithstanding our cash distribution policy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

•

The amount of cash that we distribute and the decision to pay any distribution is determined by the board of directors of our general partner, taking into consideration the terms of our partnership agreement. Specifically, the board of directors of our general partner will have the authority to establish cash reserves to provide for the proper conduct of our business, comply with applicable law or any agreement to which we are a party or by which we are bound or our assets are subject and provide funds for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate. Any decision to establish cash reserves made by the board of directors of our general partner in good faith will be binding on our unitholders.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to pay cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval.” However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Following the completion of this offering, Empire will own approximately 91.4% of the outstanding equity interests of our general partner and will own                     common units and                 subordinated units, representing an aggregate     % limited partner interest in us (or                     common units and                     subordinated units, representing an aggregate     % limited partner interest in us, if the underwriters exercise in full their option to purchase additional common units).

•	Under Section 17-607 of the Delaware Act, we may not pay a cash distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to make distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash.”

•	Our ability to make distributions to our unitholders depends on the performance of our operating subsidiaries and their ability to distribute cash to us.

•

If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that the board of directors of our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our Ability to Grow is Dependent on our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our revolving credit facility and the future issuance of equity and debt securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read “Risk Factors—Risks Inherent in Our Business—Our revolving credit facility, as amended and restated, will have restrictions and financial covenants that may restrict our business and financing activities and our ability to make distributions to our unitholders.” To the extent we issue additional partnership interests, the payment of distributions on those additional partnership interests may increase the risk that we will be unable to maintain or increase our cash distributions per common unit. There are no limitations in our partnership agreement on our ability to issue additional partnership interests, including partnership interests ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as our unitholders) to purchase any such additional partnership interests. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read “Risk Factors—Risks Inherent in an Investment in Us—Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.”

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $             per unit for each whole quarter, or $             per unit on an annualized basis. Our ability to pay cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” Quarterly distributions, if any, will be made within 60 days after the end of each calendar quarter to holders of record on the applicable record date. We do not expect to pay distributions for the period that begins on                 , 2015 and ends on the day prior to the closing of this offering. We will prorate the amount of our first distribution for the period from the date of the closing of this offering through                 , 2015 based on the actual length of that period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below.

Aggregate Minimum Quarterly Distribution
	Number of Units	One Quarter	Annualized (Four Quarters)
Publicly held common units		$	$
Common units held by Empire
Subordinated units held by Empire

Total		$	$

Our general partner owns a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and will also own all of our incentive distributions rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $             per unit per quarter.

During the subordination period, before we pay any quarterly distributions to our subordinated our unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.” We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter. In addition, following the subordination period, assuming we have not issued any additional partnership interests, the annualized aggregate minimum quarterly distribution on our common units (including the subordinated units that have converted into common units) will equal $             and common units will no longer be entitled to priority distributions over the formerly subordinated units or arrearages.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to pay cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must subjectively believe (i) that the determination is in the best interests of our partnership or (ii) in the case of any provision of the partnership agreement that provides an express standard or required determination, that such express standard or required determination has been met. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us and, with respect to any proposed transaction, may consider any other factors that it deems relevant to the proposed transaction including whether such transaction is accretive to distributions. Please read “Conflicts of Interest and Duties.”

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves the board of directors of our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, the board of directors of our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels.” The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Right to Reset Incentive Distribution Levels.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our aggregate annualized minimum quarterly distribution of $             per unit for the twelve months ending September 30, 2016. In those sections, we present two tables, consisting of:

•

“Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015,” in which we present the amount of Adjusted EBITDA and distributable cash flow we would have generated on a pro forma basis for the year ended December 31, 2014 and the twelve months ended March 31, 2015, derived from our unaudited pro forma condensed combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering, the related formation transactions and the Recent Acquisitions; and

•

“Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2016,” in which we provide our forecast of Adjusted EBITDA and distributable cash flow reflecting our ability to support the payment of the aggregate annualized minimum quarterly distribution on all common units and subordinated units for the twelve months ending September 30, 2016.

Unaudited Pro Forma Adjusted EBITDA and Distributable Cash Flow for the Year Ended December 31, 2014 and the Twelve Months Ended March 31, 2015

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma Adjusted EBITDA and distributable cash flow generated for the year ended December 31, 2014 would have been $38.9 million and $31.4 million, respectively, and for the twelve months ended March 31, 2015 would have been $38.5 million and $31.1 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on all of our common and subordinated units to be outstanding immediately after this offering is $             million (or an average of $             million per quarter). As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the aggregate minimum quarterly distribution on all of our common and subordinated units for the year ended December 31, 2014 and the twelve months ended March 31, 2015.

Our unaudited pro forma distributable cash flow for the year ended December 31, 2014 and the twelve months ended March 31, 2015 includes $2.0 million of estimated incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. Incremental general and administrative expenses related to being a publicly traded partnership include expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. Our incremental general and administrative expenses are not reflected in our predecessors’ audited historical consolidated financial statements or our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, Adjusted EBITDA and distributable cash flow are primarily cash accounting concepts, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. Moreover, the pro forma adjustments made below contain adjustments in addition to or different from the adjustments made on our unaudited pro forma condensed combined financial statements appearing elsewhere in this prospectus. As a result, you should view the amounts of pro forma Adjusted EBITDA and distributable cash flow only as a general indication of the amount of Adjusted EBITDA and distributable cash flow that we might have generated had we been formed on January 1, 2014.

The following table illustrates, pro forma for the Recent Acquisitions and our other acquisitions completed in 2014 and the first quarter of 2015, the amounts of Adjusted EBITDA and distributable cash flow that would have been generated, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Empire Petroleum Partners, LP Unaudited Pro Forma Distributable Cash Flow

	Year Ended December 31, 2014	Twelve Months Ended March 31, 2015
	(in thousands, except per unit data)
Revenue:
Motor fuel sales	$2,614,591	$2,346,888
Merchandise sales	51,799	50,107
Rental income and other	7,572	7,328

Total revenue	2,673,962	2,404,323
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	64,630	66,493
Merchandise sales	14,980	14,185
Rental income and other	797	876

Total gross profit (excluding depreciation, amortization and accretion expenses)	80,407	81,554
Operating expenses:
Selling, general and administrative expenses	53,000	52,982
Depreciation, amortization and accretion expenses	28,031	28,209
Acquisition expenses	—	—
(Gain) on sale of assets	(860)	(860)

Total operating expenses	80,171	80,331

Operating income	236	1,223
Interest expense, net(1)	3,627	3,631
Other expense (income)	(318)	(3,073)
Provision for income taxes	141	154

Net income (loss)	$(3,214)	$511

Adjustments to reconcile net income to Adjusted EBITDA
Add:
Depreciation, amortization and accretion expenses	28,031	28,209
Acquisition expenses	—	—
(Gain) on sale of assets	(860)	(860)
Other expense (income)	116	(2,740)
Selling, general and administrative expenses not acquired(2)	11,060	9,581
Interest expense, net(1)	3,627	3,631
Provision for income taxes	141	154

Adjusted EBITDA(3)	$38,901	$38,486

Adjustments to reconcile Adjusted EBITDA to distributable cash flow
Less:
Incremental general and administrative expense(4)	2,000	2,000
Cash interest expense, net(1)	2,798	2,802
Provision for income taxes	141	154
Maintenance capital expenditures(5)	2,547	2,479
Expansion capital expenditures(5)	148,364	138,281
Add:
Borrowings, cash on hand and equity contributions to fund expansion capital expenditures	148,364	138,281

Distributable cash flow	$31,415	$31,051

Annualized minimum quarterly distribution per unit
Distribution to common unitholders
Distribution to subordinated unitholders
Distribution to general partner

Total distribution to our unitholders

Excess (shortfall)

(1)	Interest expense reflects the pro forma borrowings outstanding following this offering, an interest rate of LIBOR plus 2.50% and actual amortization of deferred financing costs of $0.8 million incurred in 2014.
(2)	Reflects the elimination of $11.1 million of expenses for the year ended December 31, 2014 and $9.6 million of expenses for the twelve months ended March 31, 2015 contained in the carve-out financial statements of Atlas, CST and Mansfield, as applicable, that were included in our unaudited pro forma statement of operations but were not acquired by us in connection with the Recent Acquisitions. Eliminated expenses include indirect corporate expense allocations made by Atlas, CST and Mansfield and direct selling, general and administrative expenses that are incurred by us at lower levels than Atlas, CST or Mansfield. These amounts include corporate allocations and other expenses in excess of what we would have incurred had we owned and operated the acquired assets during the year ended December 31, 2014 or the twelve months ended March 31, 2015. Examples of the indirect corporate expense allocations include procurement, sourcing and operations support expenses, treasury, finance and accounting expenses, sales and marketing expenses, information technology expenses, legal, human resource and corporate support expenses, bank fees, licenses, fees and permits and general insurance expenses. Please read our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.
(3)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures,” and for a discussion on how we use Adjusted EBITDA to evaluate our operating performance, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—How We Evaluate Our Operations.”
(4)	Includes the incurrence of estimated incremental general and administrative expenses associated with being a publicly traded partnership of approximately $2.0 million, including expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. The unaudited pro forma financial information provided elsewhere in this prospectus does not reflect this incremental expense.
(5)	Historically, our predecessors have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income and expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of maintenance capital expenditures are those made to maintain existing contract volumes, including payments to renew expiring supply agreements, or to maintain our real estate leased to third-party dealers in leasable condition, such as parking lot or roof replacement/renovation, or to replace equipment required to operate our existing business. We anticipate that maintenance capital expenditures will be funded with cash generated by our operations. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, such as new supply agreements or sites. We anticipate that expansion capital expenditures will be funded with borrowings under our revolving credit facility or issuances of new debt or equity securities.

Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2016

We forecast our estimated Adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2016 will be approximately $38.3 million and $31.6 million, respectively. This amount would exceed by $             million the amount needed to pay the aggregate annualized minimum quarterly distribution of $             million on all of our outstanding common and subordinated units for the twelve months ending September 30, 2016. To the extent we experience a shortfall in distributable cash flow in any particular quarter, including during the twelve months ending September 30, 2016, our partnership agreement will allow us to use cash on hand or to borrow funds under our revolving credit facility to cover such shortfall in order to pay our minimum quarterly distribution.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated Adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2016 and related assumptions set forth below to substantiate our belief that we will have sufficient Adjusted EBITDA and distributable cash flow to pay the aggregate annualized minimum quarterly distribution to all our unitholders for the twelve months ending September 30, 2016. Please read “Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions” for further information as to the assumptions we have made for this forecast. This forecast is a forward-looking statement and should be read together with the audited historical consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate sufficient Adjusted EBITDA and distributable cash flow to pay the minimum quarterly distribution to all of our unitholders for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. None of Grant Thornton LLP, PricewaterhouseCoopers LLP or any other independent accountants have audited, reviewed, compiled or performed any procedures with respect to the accompanying prospective financial information, nor have they expressed any opinion or any other form of assurance with respect thereto. The reports of Grant Thornton LLP and PricewaterhouseCoopers LLP included in this prospectus relate to our historical financial information. They do not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated Adjusted EBITDA and distributable cash flow.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by us as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Please read “Forward-Looking Statements” and “Risk Factors” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Additional information relating to the principal assumptions used in preparing the projections is set forth below.

In light of the above, the statement that we believe that we will have sufficient Adjusted EBITDA and distributable cash flow to allow us to pay the aggregate annualized minimum quarterly distribution on all our outstanding units for the twelve months ending September 30, 2016 should not be regarded as a representation by us or the underwriters or any other person that we will pay such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table presents our forecasts of estimated Adjusted EBITDA and distributable cash flow for the twelve months ending September 30, 2016 and each of the four quarters in the twelve months ending September 30, 2016.

	Empire Petroleum Partners, LP Estimated Distributable Cash Flow
	Three Months Ending				Twelve Months Ending
	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	September 30, 2016
	(in thousands, except per unit data)
Revenue:
Motor fuel sales	$554,433	$449,464	$584,801	$634,916	$2,223,615
Merchandise sales	10,098	8,936	10,793	10,952	40,780
Rental income and other	2,501	2,504	2,591	2,590	10,186

Total revenue	567,032	460,904	598,186	648,458	2,274,581

Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	16,330	14,773	18,270	19,082	68,455
Merchandise sales	2,920	2,584	3,122	3,167	11,794
Rental income and other	1,110	1,099	1,187	1,185	4,580

Total gross profit (excluding depreciation, amortization and accretion expenses)	20,360	18,457	22,578	23,434	84,829

Operating expenses:
Selling, general and administrative expenses(1)	11,550	11,533	11,724	11,703	46,510
Depreciation, amortization and accretion expenses	6,330	6,330	6,330	6,330	25,320
Acquisition expenses	—	—	—	—	—
(Gain) on sale of assets	—	—	—	—	—

Total operating expenses	17,880	17,863	18,055	18,033	71,830

Operating income	2,480	594	4,523	5,402	13,000
Interest expense, net	1,004	1,019	1,032	1,099	4,154
Other expense (income)	—	—	—	—	—
Provision for income taxes	30	28	34	35	127

Net income (loss)	1,446	(453)	3,457	4,268	8,719
Adjustments to reconcile net income to estimated Adjusted EBITDA:
Add:
Depreciation, amortization and accretion expenses	6,330	6,330	6,330	6,330	25,320
Acquisition expenses	—	—	—	—	—
(Gain) on sale of assets	—	—	—	—	—
Other expense (income)	—	—	—	—	—
Interest expense, net	1,004	1,019	1,032	1,099	4,154
Provision for income taxes	30	28	34	35	127

Estimated Adjusted EBITDA(2)	8,811	6,924	10,853	11,732	38,320

	Empire Petroleum Partners, LP Estimated Distributable Cash Flow
	Three Months Ending				Twelve Months Ending
	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	September 30, 2016
	(in thousands, except per unit data)
Adjustments to reconcile estimated Adjusted EBITDA to estimated distributable cash flow:
Less:
Cash interest expense, net	(759)	(774)	(787)	(853)	(3,173)
Provision for income taxes	(30)	(28)	(34)	(35)	(127)
Maintenance capital expenditures	(833)	(777)	(918)	(901)	(3,429)
Expansion capital expenditures	—	—	—	—	—

Estimated distributable cash flow	$7,188	$5,345	$9,114	$9,942	$31,590

Annualized minimum quarterly distribution per unit
Distribution to common unitholders
Distribution to subordinated unitholders
Distribution to general partner

Total distributions

Excess (shortfall)

(1)	Includes the incurrence of estimated incremental general and administrative expenses associated with being a publicly traded partnership of approximately $2.0 million, including expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, transfer agent and registrar fees, incremental director and officer liability insurance and director compensation.
(2)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures,” and for a discussion on how we use Adjusted EBITDA to evaluate our operating performance, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—How We Evaluate Our Operations.”

Significant Forecast Assumptions

In this section, we present the basis for our belief that we will be able to fully fund the aggregate annualized minimum quarterly distribution on all our outstanding units for the twelve months ending September 30, 2016 with the significant assumptions upon which this forecast is based.

The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist, and the course of action we expect to take, during the twelve months ending September 30, 2016. While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed below are those that we believe are material to our forecasted results of operations and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and the actual results, and those differences could be material. If our forecasted results are not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at all. Financial and operational data for the year ended December 31, 2014 and the twelve months ended March 31, 2015 provided below on a pro forma basis gives pro forma effect to this offering, the other transactions contemplated in this prospectus and the Recent Acquisitions.

Revenue and Gross Profit

We generate revenue and gross profit from the sales of motor fuel to dealers at dealer-operated sites, sales of motor fuel to consumers at consignment and company-operated sites, sales of merchandise and ancillary products and services at company-operated sites, and rental income from dealers and consignment agents at sites that we own or lease. We forecast that our total revenue and gross profit for the twelve months ending September 30, 2016 will be $2,274.6 million and $84.8 million, respectively, as compared to $2,674.0 million and $80.4 million, respectively, for the year ended December 31, 2014, and $2,404.3 million and $81.6 million, respectively, for the twelve months ended March 31, 2015, each on a pro forma basis, giving effect to this offering, the other transactions contemplated in this prospectus and the Recent Acquisitions. We anticipate that revenue will decrease primarily due to lower motor fuel prices while gross profit will increase primarily due to stable gross margin on increased volumes of motor fuel distributed. We estimate that we will distribute 959.8 million gallons of motor fuel during the twelve months ending September 30, 2016 as compared to 918.9 million gallons during the year ended December 31, 2014, and 935.2 million gallons during the twelve months ended March 31, 2015, each on a pro forma basis. We anticipate that the gross margin per gallon of motor fuel we distribute and our retail merchandise sales margin will be similar during the twelve months ending September 30, 2016 to the margins we would have earned during the year ended December 31, 2014 and the twelve months ended March 31, 2015, each on a pro forma basis.

Our forecast of revenue and gross profit is based primarily on the following assumptions:

•

Revenue and Gross Profit from Motor Fuel Sales to Dealers. We forecast revenue and gross profit from motor fuel sales to dealers at dealer-operated sites of $1,584.2 million and $32.5 million, respectively, for the twelve months ending September 30, 2016 as compared to $1,975.7 million and $31.2 million, respectively, for the year ended December 31, 2014, and $1,774.4 million and $32.1 million, respectively, for the twelve months ended March 31, 2015, each on a pro forma basis. Our estimate is based on the following assumptions:

¡

Volume. We estimate that we will distribute 724.9 million gallons of motor fuel to dealers during the twelve months ending September 30, 2016 as compared to 695.2 million gallons during the year ended December 31, 2014, and 710.9 million gallons during the twelve months ended March 31, 2015, each on a pro forma basis. This volume estimate is based on (1) the average historical volume distributed per site and our assumption that there will be a slight decline of approximately 1.0% in the volume of motor fuel distributed to each site in our distribution network during the twelve months ending September 30, 2016 as compared to the volume of motor fuel distributed during the year ended December 31, 2014, and the twelve months ended March 31, 2015, each on a pro forma basis, which is consistent with historical trends, (2) additional volume of approximately 10.1 million gallons on an annualized basis, or 1.4%, we expect to deliver to newly contracted sites that we have added to our distribution network in 2015, and (3) the full period impact of acquisitions and single-site additions that we completed during the applicable historical pro forma period. We estimate that 73% of the volume of motor fuel distributed to dealer-operated sites will be supported by minimum volume commitments during the twelve months ending September 30, 2016 as compared to the 76% and 74% of the volume of motor fuel distributed to dealers supported by minimum volume commitments during the year ended December 31, 2014 and the twelve months ended March 31, 2015, respectively.

¡

Gross Margin per Gallon. We estimate that the gross margin per gallon we will receive on motor fuel distributed to dealers will not differ substantially for the twelve months ending September 30, 2016 as compared to the year ended December 31, 2014, and the twelve months ended March 31, 2015, each on a pro forma basis. We have assumed that the average gross margin per gallon we will receive on motor fuel distributed to dealers during the twelve months ending September 30, 2016 will be 4.5 cents per gallon, which includes fixed, volume-based margins, rebates and incentive payments.

•

Revenue and Gross Profit from Motor Fuel Sales to Consumers. We forecast revenue and gross profit from motor fuel sales to consumers at consignment and company-operated sites of $639.4 million and $35.9 million, respectively, for the twelve months ending September 30, 2016 as compared to $638.9 million and $33.5 million, respectively, for the year ended December 31, 2014, and $572.5 million and $34.4 million, respectively, for the twelve months ended March 31, 2015, each on a pro forma basis. Our estimate is based on the following assumptions:

¡

Volume. We estimate that we will sell, through Empire Services, 234.9 million gallons of motor fuel to consumers at consignment and company-operated sites during the twelve months ending September 30, 2016 as compared to the 223.7 million gallons we sold during the year ended December 31, 2014, and the 224.3 million gallons during the twelve months ended March 31, 2015, each on a pro forma basis. This volume estimate is primarily based on the average historical volume sold at our consignment and company-operated sites, and reflects the full period impact of acquisitions and single-site additions that we completed during the applicable historical pro forma period.

¡

Gross Margin per Gallon. We estimate that the gross margin per gallon we receive for motor fuel sold to consumers at consignment and company-operated sites will not differ substantially for the twelve months ending September 30, 2016 as compared to the year ended December 31, 2014, and the twelve months ended March 31, 2015, each on a pro forma basis. We estimate the average gross margin per gallon on fuel distributed to consignment and company-operated sites for the twelve months ending September 30, 2016 will be 15.3 cents per gallon. The gross margin per gallon is calculated as the sales price of the fuel to consumer less our costs to purchase the fuel, including transportation costs, taxes and, in the case of consignment sites, commissions to consignment agents.

¡

Impact of Empire Supply Agreement. Pursuant to the Empire Supply Agreement, we will distribute, on a wholesale basis, motor fuel to Empire Services. We will receive a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services. Empire Services, in turn, will earn the retail margin on motor fuel sales directly to consumers at our consignment and company-operated sites. While the Empire Supply Agreement will have no impact on our consolidated financial results, we forecast that it will result in a reallocation of $11.7 million of gross profit from our retail segment to our wholesale segment for the twelve months ending September 30, 2016.

•

Revenue and Gross Profit from Sales of Merchandise. We forecast revenue and gross profit from sales of merchandise and other ancillary products and services at our company-operated sites of $40.8 million and $11.8 million, respectively, for the twelve months ending September 30, 2016 as compared to $51.8 million and $15.0 million, respectively, for the year ended December 31, 2014, and $50.1 million and $14.2 million, respectively, for the twelve months ended March 31, 2015, each on a pro forma basis. This forecast is based primarily on the expectation that 49 sites will be company-operated during the twelve months ending September 30, 2016 as compared to the 65 sites that were company-operated during the year ended December 31, 2014, and the 57 sites that were company-operated during the twelve months ended March 31, 2015, each on a pro forma basis. This change reflects our plan to “dealerize” sites, a process in which we will enter into a contract with a dealer or consignment agent to lease and operate an existing company-operated site and collect rental income and wholesale or consignment fuel distribution revenue from the site instead of operating the site ourselves. Our forecast assumes a consistent average merchandise gross margin as compared to the average merchandise gross margin for the year ended December 31, 2014, and the twelve months ended March 31, 2015, each on a pro forma basis, because historically these margins have not fluctuated materially from period to period.

•

Revenue and Gross Profit from Rental Income and Other. We forecast revenue and gross profit from rental income from sites that we own or lease and then lease or sublease to dealers or consignment agents, in addition to other income from our sites will be $10.2 million and $4.6 million, respectively, for the twelve months ending September 30, 2016 as compared to $7.6 million and $0.8 million, respectively, for the year ended December 31, 2014, and $7.3 million and $0.9 million, respectively, for the twelve months ended March 31, 2015, each on a pro forma basis. Our forecast includes $8.2 million of gross rental income from our tenants and $5.6 million in rental expense which we are obligated to pay on sites that we lease from others. This forecast is based primarily on the expectation that we will lease or sublease 130 sites during the twelve months ending September 30, 2016 as compared to the 97 sites that we leased and subleased during the year ended December 31, 2014, and the 119 sites that we leased and subleased during the twelve months ended March 31, 2015, each on a pro forma basis. The increase in the number of sites on which we expect to collect rent is based on certain company-operated sites that we expect to “dealerize” into dealer-operated sites or consignment sites and the acquisition of additional sites during the six months ending June 30, 2015. The rent per month per site that we receive is contractually fixed based on the lease agreements with our lessees. In situations where we expect to dealerize sites and begin collecting rent during the twelve months ending September 30, 2016, the expected average rent per month per site is based on market rates as well as our recent history of implementing new lease agreements at comparable sites. We forecast gross profit from other income, which includes car wash and other operating income, will be $2.0 million for the twelve months ending September 30, 2016.

Selling, General and Administrative Expenses

We forecast that our selling, general and administrative expenses will be $46.5 million for the twelve months ending September 30, 2016 as compared to $43.9 million for the year ended December 31, 2014 and $45.4 million for the twelve months ended March 31, 2015. The forecasted selling, general and administrative expenses reflect all the indirect costs of running our business, including payroll and employee benefits, credit card processing fees, repairs and maintenance, professional fees, insurance, property taxes, office rent, utilities and other miscellaneous expenses. For the twelve months ending September 30, 2016, we have included $2.0 million of other general and administrative expenses associated with being a publicly traded partnership, including expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. Our selling, general and administrative expenses of $43.9 million for the year ended December 31, 2014 give effect to the elimination of $11.1 million in direct and allocated selling, general and administrative expenses associated with the Recent Acquisitions that were not acquired by us and the inclusion of $2.0 million of other general and administrative expenses associated with being a publicly traded partnership. Our selling, general and administrative expenses of $45.4 million for the twelve months ended March 31, 2015 give effect to the elimination of $9.6 million in direct and allocated selling, general, and administrative expenses associated with the Recent Acquisitions consummated during the twelve month period ended March 31, 2015 that were not acquired by us and the inclusion of $2.0 million of other general and administrative expenses associated with being a publicly traded partnership. Please read our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus.

Depreciation, Amortization and Accretion Expenses

We forecast that our depreciation, amortization and accretion expenses will be $25.3 million for the twelve months ending September 30, 2016 as compared to $28.0 million for the year ended December 31, 2014, and $28.2 million for the twelve months ended March 31, 2015, each on a pro forma basis. Our forecast of depreciation expenses is based primarily on our average depreciable asset lives and depreciation methodologies for tangible assets, taking into account the forecasted capital expenditures described below. We have assumed that the average depreciable asset lives are from 3 to 40 years. Our forecast of amortization expenses is based primarily on our average amortizable asset lives and amortization methodologies for intangible assets, taking into account the forecasted capital expenditures described below. We have assumed that the average amortizable asset lives are 1 to 38 years for intangible assets, including motor fuel supply agreements.

Interest

We forecast that our interest expense will be $4.2 million for the twelve months ending September 30, 2016 as compared to $3.6 million for the year ended December 31, 2014, and $3.6 million for the twelve months ended March 31, 2015, each on a pro forma basis. Our interest expense for the twelve months ending September 30, 2016 is based on the following assumptions:

•

our outstanding indebtedness will be reduced to $77.0 million after application of a portion of the net proceeds from this offering, and we forecast our average outstanding borrowings on our revolving credit facility will be $73.6 million for the forecast period; and

•

we have assumed an average cash interest rate of 4.31% for the twelve months ending September 30, 2016 as compared to an average cash interest rate of 3.64% for each of the year ended December 31, 2014 and the twelve months ended March 31, 2015, each on a pro forma basis. Based on our anticipated level of outstanding borrowings following this offering, our revolving credit facility will bear interest at a rate of LIBOR plus 2.50%. Our interest rate forecast incorporates the impact of rising interest rates beginning in the second half of 2015 and the first half of 2016; and

•	amortization of deferred financing costs, which are included in total interest expense but excluded from cash interest expense, will be $1.0 million.

Taxes

Empire Services, our subsidiary that has elected to be treated as a corporation for U.S. federal income tax purposes, will be subject to federal income tax on retail fuel margin income and merchandise income. However, we believe that the estimated income for the twelve months ending September 30, 2016 will be significantly offset by depreciation and interest deductions, resulting in no net federal tax expense for the twelve months ending September 30, 2016. Our forecast of $0.1 million of income tax expense is related to the Texas state franchise tax, which is based on taxable margin generated by our operations in Texas.

Capital Expenditures

We forecast that our capital expenditures will be $3.4 million for the twelve months ending September 30, 2016 as compared to $150.9 million for the year ended December 31, 2014, and $140.8 million for the twelve months ended March 31, 2015, each on a pro forma basis. We forecast that our maintenance capital expenditures will be $3.4 million for the twelve months ending September 30, 2016 as compared to $2.5 million for each of the year ended December 31, 2014 and the twelve months ended March 31, 2015, each on a pro forma basis. Excluding the impact of future acquisitions, we expect our maintenance capital expenditures going forward to remain consistent with our forecasted estimate. We anticipate that maintenance capital expenditures will be funded with cash generated by our operations. We forecast that we will make no expansion capital expenditures during the twelve months ending September 30, 2016 as compared to $148.4 million for the year ended December 31, 2014, and $138.3 million for the twelve months ended March 31, 2015, each on a pro forma basis, which included the Recent Acquisitions and our other acquisitions completed in 2014 and in the first quarter of 2015.

We plan to grow through acquisitions, which would increase our expansion capital expenditures, but our forecast does not include any specific acquisition activity because we do not currently have any acquisitions that are subject to a signed purchase agreement.

Regulatory, Industry and Economic Factors

We forecast our results of operations for the twelve months ending September 30, 2016 based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, dealers, lessees or sub-wholesalers;

•

no new federal, state or local regulation of the portions of the motor fuel industry in which we operate or any interpretation of existing regulation that in either case will be materially adverse to our business;

•	no material adverse effects to our business or industry on account of natural disasters;

•	no rapid commodity price changes;

•	no major adverse change resulting from supply disruptions or reduced demand for motor fuel; and

•	no material changes to market, regulatory and overall economic conditions.

Actual results could vary significantly from the foregoing assumptions if there are substantial changes in the demand for motor fuel, including, but not limited to, decreases in demand for motor fuel resulting from increases in the price of motor fuel, if a number of our dealers are unable to satisfy their contractual obligations, if we divest some of our properties or fail to acquire new properties, if the margins we receive on motor fuel we distribute change substantially, if we are unable to enter into new or amend our current supply agreements in order to meet any increased demand for motor fuel and service any newly acquired sites. Please read “Risk Factors—Risks Inherent in Our Business—The assumptions underlying our forecast of Adjusted EBITDA and distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our actual distributable cash flow to differ materially from our forecast.”

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending                 , 2015 we distribute all of our available cash to our unitholders of record on the applicable record date. We will prorate the amount of our first distribution for the period from the date of the closing of this offering through                 , 2015 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of any cash reserves established by our general partner to:

¡	provide for the proper conduct of our business (including cash reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

¡

comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we or any of our subsidiaries is a party or by which we or such subsidiary is bound or which our or such subsidiary’s assets are subject; or

¡

provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions pursuant to this bullet point if the effect of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter).

•

plus, if our general partner so determines, all or any portion of the additional cash and cash equivalents (A) on hand on the date of determination of available cash with respect to such quarter resulting from working capital borrowings made subsequent to the end of such quarter or (B) available to be borrowed as working capital borrowings as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to our unitholders. Under our partnership agreement, working capital borrowings are generally borrowings incurred under a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to our partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to pay a minimum quarterly distribution to our unitholders of $         per unit, or $         per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of costs and expenses to our general partner and its affiliates incurred on our behalf. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to pay any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” for a discussion of the restrictions that we expect will be included in our revolving credit facility that may restrict our ability to pay distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which will not entitle it to receive cash distributions. Our general partner will also initially own all of our incentive distribution rights, which will entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 50% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read “Our Partnership Agreement.”

Operating Surplus and Capital Surplus

General

All cash distributed to our unitholders will be characterized as either being paid from “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•

all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a hedge contract prior to its scheduled settlement or termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

•

cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, our definition of operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) issuances of equity interests, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (4) capital contributions received by us.

We define operating expenditures as all of our cash expenditures, including taxes, reimbursements of costs and expenses of our general partner and its affiliates, officer, director and employee compensation, cash interest expense, payments made in the ordinary course of business under any hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its scheduled settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract and amounts paid in connection with the initial purchase of a hedge contract will be amortized over the life of such hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

•	repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

•	expansion capital expenditures;

•	payment of transaction expenses (including taxes) relating to interim capital transactions;

•	distributions to our partners;

•	repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

•	any other expenditures or payments using the proceeds of this offering that are described in “Use of Proceeds.”

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities;

•

sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

•	capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus generally will not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $         million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will pay any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing supply agreements or maintain our real estate leased to dealers and consignment agents in leasable condition.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of additional motor fuel supply agreements, consignment sites and company-operated sites, to the extent such acquisitions are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions in respect of equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated between maintenance capital expenditures and expansion capital expenditures as determined by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (as defined below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $         per unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Subordinated units are deemed “subordinated” because for a period of time, referred to as the

“subordination period,” the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from operating surplus on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                 , 2018, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $         (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending             , 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $         (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

•

the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $         (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•

any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will pay distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of partnership interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period
We will pay distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumption that we do not issue additional classes of partnership interests.

General Partner Interest and Incentive Distribution Rights

Our general partner owns a non-economic general partner interest in us, which will not entitle it to receive cash distributions. Our general partner will also initially own all of our incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner continues to own the incentive distribution rights and that we do not issue additional classes of partnership interests.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner, as the initial holder of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest In Distributions” are the percentage interests of our general partner and our unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The following table assumes that our general partner has not transferred its incentive distribution rights, that there are no arrearages on common units and that we have not issued additional classes of partnership interests.

	Total Quarterly Distribution		Marginal Percentage Interest in Distributions
	Per Unit Target Amount		Our Unitholders	General Partner
Minimum Quarterly Distribution	$		100%	0%
First Target Distribution	above $	up to $	100%	0%
Second Target Distribution	above $	up to $	85%	15%
Third Target Distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%

Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of the incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right of the holder of the incentive distribution rights to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the holder of the incentive distribution rights are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of our general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, to all unitholders, pro rata, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•

third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between our unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

			Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset		Common Unitholders	Incentive Distribution Rights	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$		100%	—	$
First Target Distribution	above $	up to $	100%	—	above $		up to $	(1)
Second Target Distribution	above $	up to $	85%	15%	above $		up to $	(2)
Third Target Distribution	above $	up to $	75%	25%	above $		up to $	(3)
Thereafter		above $	50%	50%	above $	(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to our unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be             common units outstanding and the average distribution to each common unit would be $         per quarter for the two consecutive non-overlapping quarters prior to the reset.

			Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner Prior to Reset
	Quarterly Distribution Per Unit Prior to Reset			Common Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	$		$	$	$	$	$
First Target Distribution	above $	up to $
Second Target Distribution	above $	up to $
Third Target Distribution	above $	up to $
Thereafter	above $

			$	$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to our unitholders and our general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be             common units outstanding and that the average distribution to each common unit would be $        . The number of common units issued as a result of the reset was calculated by dividing (x) $         as the average of the amounts received by our general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $            .

			Cash Distributions to Common Unitholders After Reset		Cash Distribution to General Partner After Reset
	Quarterly Distribution Per Unit After Reset				Common Units		Incentive Distribution Rights		Total		Total Distributions
Minimum Quarterly Distribution	$		$		$		$			$—	$
First Target Distribution	above $	up to $		—		—		—		—		—
Second Target Distribution	above $	up to $		—		—		—		—		—
Third Target Distribution	above $	up to $		—		—		—		—		—
Thereafter		above $		—		—		—		—		—

				$		$		$—	$		$

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will be Made

We will pay distributions of available cash from capital surplus, if any, in the following manner:

•	first, to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

•	thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of partnership interests.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, the effects of distributions of capital surplus may make it easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. Then, after distributing an amount of capital surplus for each common unit equal to any unpaid arrearages of the minimum quarterly distributions on outstanding common units, we will then pay all future distributions from operating surplus, with 50% being paid to our unitholders, pro rata, and 50% to the holder of the incentive distribution rights.

Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units (commonly referred to as a “reverse split”) or subdivide our units into a greater number of units (commonly referred to as a “split”), we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the arrearages per common unit in payment of the minimum quarterly distribution on the common units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional partnership interests for cash or property (including additional common units issued under any compensation or benefit plans).

In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation (as described below).

The allocations of gain and loss upon our liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a liquidation preference over the holders of outstanding subordinated units, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units plus, along with the subordinated units, a portion of any remaining funds, as described below. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

•	first, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	second, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	third, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•	fourth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	fifth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages and order set forth above are based on the assumptions that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of partnership interests.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If the liquidation occurs before the end of the subordination period, after making allocations of loss to the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our unitholders in the following manner:

•	first, to the subordinated unitholders in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero; and

•	thereafter, 100% to the common unitholders in accordance with their percentage interest in us.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional partnership interests. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to our unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional partnership interests, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership interests or upon our liquidation in a manner that results, to the extent possible, in the partners’ capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made. In contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional partnership interests to our unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional partnership interests will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of our predecessors, and unaudited pro forma financial and operating data of Empire Petroleum Partners, LP for the periods and as of the dates indicated. The selected historical financial data of our predecessor as of and for the year ended December 31, 2010 and as of July 6, 2011 and for the period from January 1, 2011 through July 6, 2011, are derived from the audited and unaudited consolidated financial statements of Empire Petroleum Holdings, LLC, our accounting predecessor for such periods, which are not included in this prospectus. The selected historical financial and operating data as of December 31, 2011 and for the period from July 7, 2011 through December 31, 2011 are derived from the audited historical consolidated financial statements of Empire, our accounting predecessor for such periods, which are not included in this prospectus. On July 7, 2011, Empire acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC. The selected historical financial and operating data of our predecessor as of and for the years ended December 31, 2014, 2013 and 2012 are derived from the audited historical consolidated financial statements of Empire, our accounting predecessor for such years, appearing elsewhere in this prospectus. The selected historical financial data of our predecessor as of and for the three months ended March 31, 2015 and 2014 are derived from the unaudited condensed consolidated financial statements of Empire appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the audited historical consolidated financial statements, the unaudited historical condensed consolidated financial statements and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma financial and operating data presented in the following table for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015, are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma statements of income for the year ended December 31, 2014 and the three months ended March 31, 2015 give effect to the Recent Acquisitions and assume the offering and the related transactions occurred as of January 1, 2014. These transactions include, and the unaudited pro forma condensed combined financial statements give effect to, the following:

•	the contribution by Empire of substantially all of its assets and liabilities to us;

•	our issuance to Empire of common units and subordinated units;

•	our issuance of all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

•	our issuance of common units to the public in this offering, representing a % limited partner interest in us;

•	the amendment and restatement of our revolving credit facility;

•	the application of the net proceeds from this offering as described in “Use of Proceeds”;

•

our contribution of our consignment agreements, company-operated sites and certain of our leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	our entry into the Empire Supply Agreement with Empire Services; and

•	our entry into an omnibus agreement with Empire and our general partner.

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $2.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership.

	Predecessor Historical								Partnership Pro Forma
	Empire Petroleum Partners, LLC						Empire Petroleum Holdings, LLC
	Three Months Ended March 31,		Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010	Three Months Ended March 31, 2015	Year Ended December 31, 2014
	2015	2014	2014	2013	2012
	(in thousands, except per unit data)
Statement of Income Data:
Revenue:
Motor fuel sales	$372,564	$318,823	$1,466,605	$1,210,188	$1,051,904	$257,009	$226,692	$183,051	$384,980	$2,614,591
Merchandise sales	10,351	5,122	25,871	22,909	24,424	3,132	960	1,304	10,351	51,799
Rental income and other	1,682	1,552	6,120	8,063	11,077	4,275	3,077	169	1,740	7,572

Total revenue	384,597	325,497	1,498,596	1,241,160	1,087,405	264,416	230,729	184,524	397,071	2,673,962
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	358,850	311,075	1,422,017	1,174,859	1,023,994	250,696	221,139	178,194	371,140	2,549,961
Merchandise sales	7,383	3,534	18,855	16,238	17,879	2,201	692	1,030	7,383	36,819
Rental income and other	1,319	1,642	6,775	7,420	10,483	4,598	2,909	—	1,319	6,775

Total cost of sales (excluding depreciation, amortization and accretion expenses)	367,552	316,251	1,447,647	1,198,517	1,052,356	257,495	224,740	179,224	379,842	2,593,555

Total gross profit (excluding depreciation, amortization and accretion expenses)	17,045	9,246	50,949	42,643	35,049	6,921	5,989	5,300	17,229	80,407

Operating expenses:
Selling, general and administrative expenses	10,792	5,969	30,057	28,874	27,012	5,775	3,737	3,919	10,823	53,000
Depreciation, amortization and accretion expenses	6,533	2,442	13,526	8,445	6,549	1,409	1,339	1,086	6,533	28,031
Acquisition expenses	1,219	1,334	2,586	809	2,938	10,091	887	267	—	—
(Gain) on sale of assets	—	—	(860)	(158)	—	—	—	—	—	(860)

Total operating expenses	18,544	9,745	45,309	37,970	36,499	17,275	5,963	5,272	17,356	80,171

Operating income (loss)	(1,499)	(499)	5,640	4,673	(1,450)	(10,354)	26	28	(127)	236

Other:
Interest expense, net	1,444	681	3,607	2,752	2,001	582	256	143	907	3,627
Other income	2,807	—	—	—	—	—	—	6	2,819	318

Total other income (expense)	1,363	(681)	(3,607)	(2,752)	(2,001)	(582)	256	149	1,912	(3,309)

Income (loss) from continuing operations before income taxes	(136)	(1,180)	2,033	1,921	(3,451)	(10,936)	(230)	(121)	1,785	(3,073)
Provision for (benefit from) income taxes	(2)	26	141	159	14	—	—	(209)	37	141

Income (loss) from continuing operations	(134)	(1,206)	1,892	1,762	(3,465)	(10,936)	(230)	88	1,748	(3,214)
Income (loss) from discontinued operations	—	—	—	5,263	(196)	—	—	—	—	—

Net income (loss)	$(134)	$(1,206)	$1,892	$7,025	$(3,661)	$(10,936)	$(230)	$88	$1,748	$(3,214)

	Predecessor Historical								Partnership Pro Forma
	Empire Petroleum Partners, LLC						Empire Petroleum Holdings, LLC
	Three Months Ended March 31,		Year Ended December 31,			Period from July 7, 2011 through December 31, 2011	Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010	Three Months Ended March 31, 2015	Year Ended December 31, 2014
	2015	2014	2014	2013	2012
	(in thousands, except per unit data)
Earnings (loss) per unit—basic and diluted:
Income (loss) from continuing operations	$(0.02)	$(0.22)	$0.32	$0.32	$(0.71)
Income (loss) from discontinued operations	—	—	—	0.94	(0.04)

Net income (loss)	$(0.02)	$(0.22)	$0.32	$1.26	$(0.75)

Weighted-average units outstanding – basic and diluted	8,796,907	5,589,534	5,844,042	5,587,284	4,890,850
Other Financial Data:
Adjusted EBITDA(1)	$6,697	$3,409	$21,892	$14,502	$8,317	$1,221	$2,629	$1,681	$6,739	$38,901
Capital expenditures, including acquisitions	$69,497	$26,662	$99,746	$5,763	$33,706	$5,954	$995	$9,782
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(15,741)	$5,743	$18,557	$7,228	$2,253	$(17,650)	$2,332	$1,774
Investing activities	$(69,497)	$(24,792)	$(96,185)	$29,577	$(34,940)	$(2,426)	$(995)	$(8,418)
Financing activities	$74,061	$22,751	$90,582	$(38,626)	$29,740	$27,348	$(577)	$7,359

(1)	For a definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

	Predecessor Historical														Partnership Pro Forma
	Empire Petroleum Partners, LLC												Empire Petroleum Holdings, LLC
	Three Months Ended March 31,				Year Ended December 31,						Period from July 7, 2011 through December 31, 2011		Period from January 1, 2011 through July 6, 2011	Year Ended December 31, 2010	Three Months Ended March 31, 2015
	2015		2014		2014		2013		2012
					(in thousands, except operating data)
Balance sheet data (at period end):
Cash	$4,281		$6,207		$15,458		$2,504		$4,325		$7,272		$3,987	$2,000	$
Property and equipment, net	132,312		56,842		97,702		53,255		81,741		79,162		5,610	5,012
Total assets	384,277		176,348		282,358		153,152		181,156		155,199		35,259	31,786
Long-term debt	159,084		69,089		88,774		39,104		58,480		38,000		7,969	7,108	77,000
Total liabilities	222,193		100,952		146,724		72,108		95,376		79,899		24,890	21,009
Members’ equity	162,084		75,396		135,634		81,044		85,780		75,300		10,369	10,777
Total liabilities and members’ equity	384,277		176,348		282,358		153,152		181,156		155,199		35,259	31,786
Operating Data:
Motor fuel gallons distributed (millions)
Dealer-operated sites	170		93		453		326		277		137	(1)			175
Consignment sites	32		10		50		51		32		17	(1)			34
Company-operated sites	19		9		45		37		39		11	(1)			19

Total gallons distributed	221		112		548		414		348		165	(1)			228

Fuel gross margin (cents per gallon)	6.2	¢	6.9	¢	8.1	¢	8.5	¢	8.0	¢					6.1	¢
Number of sites (period end)	1,329		792		1,062		698		663						1,324

(1)	Operating data reflects a full year of operations in 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion analyzes the historical financial condition and results of operations of Empire Petroleum Partners, LLC, our predecessor for accounting purposes for the dates indicated, without giving effect to the pro forma adjustments related to our formation transactions, the amendment and restatement of our revolving credit facility, our entry into the Empire Supply Agreement, the completion of this offering and the application of proceeds from this offering. You should read the following discussion of the historical financial condition and results of operations of our predecessor in conjunction with the audited historical consolidated financial statements and the unaudited historical condensed consolidated financial statements and accompanying notes of our predecessor and the unaudited pro forma condensed combined financial statements and accompanying notes of Empire Petroleum Partners, LP included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks and uncertainties that may result in actual results differing from statements we make. Please read “Forward-Looking Statements.” Factors that could cause actual results to differ include those risks and uncertainties that are discussed in “Risk Factors.” Unless otherwise noted, all operational data herein reflects our business operations as of March 31, 2015.

Overview

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,320 retail fuel outlets across 27 states and the District of Columbia, making us one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Our motor fuel distribution network serves sites primarily in our four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States.

We distribute motor fuel to 1,067 dealer-operated sites, 200 consignment sites and 57 company-operated sites. We distribute motor fuel to independent dealer-operated sites pursuant to long-term, fixed-margin supply agreements. In addition, following the closing of this offering, we will distribute motor fuel to our consignment sites and company-operated sites pursuant to the Empire Supply Agreement that we will enter into with Empire Services.

Under our supply agreements with dealers, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we typically benefit from volume rebates and prompt payment incentives from most major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors. Our supply agreements with dealers generally have an initial term of 10 years and, as of May 31, 2015, had a volume-weighted average remaining term of approximately 10.2 years. These agreements obligate dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we are able to pass on the cost of motor fuel to the dealers. We typically purchase motor fuel only after receiving a dealer order and we hold title to the fuel only for the intraday period required for delivery. Please read “Business—Our Business and Properties—Wholesale Motor Fuel Distribution.”

In addition to income from our wholesale distribution of motor fuel, Empire Services will receive income from retail sales of motor fuel to consumers at consignment sites and company-operated sites and income from sales of convenience store merchandise at company-operated sites. We will also receive rental income from 99 sites that we lease or sublease to dealers or consignment agents.

We believe that our long-term, fixed-margin fuel supply agreements with independent dealers provide us with stable and predictable cash flow that will support consistent distributions to our unitholders. We intend to grow our business primarily through acquisitions of wholesale fuel supply agreements, which we believe will add to the scale, stability and diversification of our motor fuel distribution network. Since 2011, we have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions.

Segment Information

We have two reportable segments based on the products and services provided by each segment, as follows:

•

Wholesale—Our wholesale segment generates revenue primarily from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin fuel supply agreements. This segment also earns rental income on properties that we lease or sublease to dealers.

•

Retail—Our retail segment generates revenue primarily from retail sales of motor fuel to consumers at consignment sites and company-operated sites. This segment also generates revenue from sales of convenience store merchandise and other ancillary products and services at company-operated sites and earns rental income on sites that we lease or sublease to consignment agents.

Our reportable segments are strategic business units that experience different operating income margins due to the different products sold, services provided and customers served. These segments are managed separately as each segment requires unique marketing strategies and operating capabilities. Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to our corporate headquarters and other administrative costs.

We evaluate the performance of our segments based on gross profit and income from continuing operations. There has historically been no intersegment revenue. However, following the closing of this offering, intersegment revenue will be recognized as we distribute fuel to consignment sites and company-operated sites pursuant to the Empire Supply Agreement. Each segment bears the direct operating expenses associated with its operations, and certain general and administrative expenses are allocated to each segment to reflect the indirect overhead cost of operating each segment. General and administrative expenses that are not included in either of the two reportable segments are included in the corporate category.

Recent Trends and Outlook

Certain trends and general economic or industry-specific factors may affect our financial performance and results of operations in the future, both in the short term and in the long term. Our results of operations and financial condition depend, in part, upon the factors described below. Please read “Risk Factors” for additional information about the risks associated with purchasing our common units.

•

Industry Consolidation and Acquisition Environment. The wholesale motor fuel distribution industry is highly fragmented and is characterized by thousands of wholesale distributors competing for the supply of branded and unbranded fuel. As a result, we believe there is considerable opportunity for consolidation in our industry. In addition, in recent years, major oil companies have been increasing the minimum volume, scale and credit requirements for their motor fuel distribution partners. As a result, we believe there is a large number of independent motor fuel distributors with limited scale that may consider selling their businesses. As one of the largest independent wholesale motor fuel distributors in the United States, we believe these trends benefit us and position us to be a potential acquirer of smaller wholesale motor fuel distributors. Consistent with our business strategies, we are continuously engaged in discussions with potential acquisition targets. However, there is no certainty that we will be able to complete and successfully integrate any acquisitions or that we will be able to increase our distribution per unit by making accretive acquisitions. Despite our successful acquisition track record and experienced acquisition team, we can give no assurance that our acquisition efforts will be successful or that any particular acquisition will be completed on terms that are favorable to us.

•

Long-Term Demand Patterns. Further advancements in energy efficiency, new technology and alternative fuels could reduce demand for motor fuels. Increased conservation and technological advances, including the development of improved gas mileage vehicles and the increased usage of electrically powered vehicles, have adversely affected the demand for motor fuel. Government mandated fuel efficiency standards for vehicles could exacerbate this reduction. While the Energy Information Administration forecasts only a gradual decline in motor fuel demand through 2040, any increased conservation measures or unexpected technological advances in fuel efficiency might further reduce motor fuel demand and adversely affect our operating results.

•

Fuel Price Volatility. Crude oil and domestic wholesale motor fuel prices are inherently volatile due to the complex interactions of global energy supply and demand combined with geopolitical instability in major oil producing and consuming countries. In 2014, a rapid fall in the price of oil led to lower refined petroleum products prices, ending a multi-year period of elevated prices. Our business is directly affected by such changes in crude oil prices which, in turn, impact wholesale motor fuel prices. Generally, as motor fuel prices increase, the margins we realize in our retail segment decrease and as motor fuel prices decrease, the margins we realize in our retail segment increase, in each case as a result of the delay with which retail prices respond to wholesale price changes. These trends are partially offset by the impact of changes in motor fuel prices on our prompt payment incentives in our wholesale segment, which are generally calculated as a percentage of the total purchase price of the motor fuel we distribute. To the extent that future motor fuel prices are significantly different from, or are significantly more volatile than, our expectations, our results of operations may be materially impacted.

•

Seasonal Demand Patterns. Our business exhibits some seasonality due to increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in the late spring and summer months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically somewhat higher in the second and third quarters of the year. In addition, the price of motor fuel can vary throughout the year and is typically higher in the late spring and summer months in accordance with the higher demand for fuel. While we believe our results of operations are generally insulated from changes in fuel prices, the seasonal variations in prices may vary, either positively or negatively, the magnitude of our prompt payment incentives as well as the margins realized at our consignment sites and company-operated sites.

Results of Operations

How We Evaluate Our Operations

Our management relies on financial and operational metrics designed to track the key elements that contribute to our operating performance. Key measures that we use to evaluate and assess our business include:

Volume of Motor Fuel Distributed. Volume of motor fuel distributed represents the gallons of motor fuel we distribute to all the sites in our distribution network. We use motor fuel volume, both in the aggregate and on a per site basis, to assess the effectiveness of our pricing strategies, the performance of a site as compared to other sites in our distribution network and the overall success of our acquisition growth strategy. Our goal is to consistently increase the volume of motor fuel that we distribute.

Gross Margin per Gallon. Gross margin per gallon reflects the gross profit on motor fuel divided by the number of gallons distributed. Under our fuel supply agreements, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we also generally receive volume rebates and earn prompt payment incentives from major oil companies. Pursuant to the Empire Supply Agreement, we will receive a fixed margin of 5.0 cents per gallon, in addition to the cost of purchasing and delivering the motor fuel, for each gallon of motor fuel that we distribute to our consignment sites and company-

operated sites. In addition, through Empire Services, we will receive the retail selling price for each gallon of fuel sold to consumers at our consignment sites and company-operated sites, which will typically enhance the overall margin we receive on gallons distributed in our retail segment.

Adjusted EBITDA. Adjusted EBITDA represents net income before interest expense, income tax expense, and depreciation, amortization and accretion expenses, as further adjusted to exclude certain non-recurring items, such as the gain or loss on sale of assets, acquisition expenses and non-cash items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly traded limited partnerships, without regard to financing methods;

•	the ability of our business to generate sufficient cash to support our decision to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and the returns on investment of various investment opportunities.

We believe that the presentation of Adjusted EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. Adjusted EBITDA is not calculated or presented in accordance with GAAP. The GAAP measure most directly comparable to Adjusted EBITDA is net income. Adjusted EBITDA should not be considered as an alternative to GAAP net income; it has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of Adjusted EBITDA to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary—Summary Historical And Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Items Impacting the Comparability of Our Financial Results

For the reasons described below, our future results of operations may not be comparable to the historical results of operations for the periods presented below for Empire Petroleum Partners.

Acquisitions. Since 2011, we have pursued an acquisition growth strategy and have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions. Our significant historical acquisition activity, as well as our expected future acquisition activity, impacts the period to period comparability of our results of operations. Since January 1, 2015 we have completed the following transactions:

•

Atlas Acquisition. On January 12, 2015, we acquired fuel supply agreements and related assets and 18 sites from Atlas for total consideration of $81.6 million. The assets acquired from Atlas are concentrated in the Great Lakes region of the United States and added approximately 211 million annual gallons to our motor fuel distribution network. Please read “Business—Recent Acquisitions—Acquisition of Atlas Assets.” On March 31, 2015, we purchased an additional seven sites from Atlas for approximately $4.2 million in cash.

•

Besche Option Exercise. On March 20, 2015, we exercised a purchase option associated with our previous acquisition of certain assets from The Besche Oil Company, Inc. Pursuant to our purchase option, we acquired the real estate and related leases associated with eight consignment sites in exchange for approximately $3.4 million in cash, including closing costs.

•

Raceway Acquisition. In March 2015, we acquired six sites from RaceTrac of Georgia, Inc. for $7.2 million in cash, including fees, transaction costs and working capital. The acquired properties are all consignment sites.

Publicly Traded Partnership Expenses. Following this offering, our general and administrative expenses will include certain costs and expenses resulting from becoming a publicly traded partnership. These general and administrative expenses will include legal and accounting costs, as well as other costs associated with being a publicly traded partnership, such as expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered public accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director and officer liability insurance expenses and director compensation. We currently expect these costs to be approximately $2.0 million annually. Our financial statements following this offering will reflect the impact of these costs and expenses, which will affect the comparability of our financial statements with periods prior to the closing of this offering. In addition, following this offering, the advisory services fee historically paid by Empire to American Infrastructure MLP Management, L.L.C., an affiliate of AIM, will be terminated.

Empire Supply Agreement. Following this offering, we will sell motor fuel directly to consumers at our consignment sites and company-operated sites through Empire Services. Pursuant to the Empire Supply Agreement we will distribute, on a wholesale basis, all of the motor fuel required by Empire Services for direct sale to consumers at our consignment sites and company-operated sites. We will earn a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services and Empire Services will earn the retail margin on motor fuel sales. While the Empire Supply Agreement will have no impact on the comparability of our consolidated financial results, it will result in a reallocation of a portion of our gross profit from our retail segment to our wholesale segment, and thus will impact the comparability of our future segment results to our historical segment results.

Consolidated Results of Operations—Three months ended March 31, 2015 compared to three months ended March 31, 2014

The following table sets forth our results of operations for the periods indicated.

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2015	2014
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Volume distributed:
Motor fuel distributed (gallons)	221,438	112,241	109,197	97.3%
Revenue:
Motor fuel sales	$372,564	$318,823	$53,741	16.9%
Merchandise sales	10,351	5,122	5,229	102.1%
Rental income and other	1,682	1,552	130	8.4%

Total revenue	384,597	325,497	59,100	18.2%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	358,850	311,075	47,775	15.4%
Merchandise sales	7,383	3,534	3,849	108.9%
Rental income and other	1,319	1,642	(323)	(19.7)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	367,552	316,251	51,301	16.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	13,714	7,748	5,966	77.0%
Merchandise sales	2,968	1,588	1,380	86.9%
Rental income and other	363	(90)	453	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	17,045	9,246	7,799	84.3%
Operating expenses:
Selling, general and administrative expenses	10,792	5,969	4,823	80.8%
Depreciation, amortization and accretion expenses	6,533	2,442	4,091	167.5%
Acquisition expenses	1,219	1,334	(115)	(8.6)%

Total operating expenses	18,544	9,745	8,799	90.3%

Operating income (loss)	(1,499)	(499)	(1,000)	—
Interest expense, net	1,444	681	763	112.0%
Other income	2,807	—	2,807

(Loss) before income taxes	(136)	(1,180)	1,044	—
Provision for (benefit from) income taxes	(2)	26	(28)	—

Net (loss)	$(134)	$(1,206)	$1,072	—

Revenue and Gross Profit from Motor Fuel Sales

Our revenue and gross profit from motor fuel sales are principally derived from the purchase and sale of motor fuel. Changes in revenue and gross profit from motor fuel sales are driven by the volume of motor fuel distributed and market prices for motor fuel, which are generally passed through to dealers.

Our revenue from motor fuel sales was $372.6 million for the three months ended March 31, 2015, an increase of $53.7 million, or 16.9%, as compared to revenue from motor fuel sales of $318.8 million for the three months ended March 31, 2014. The increase in revenue from motor fuel sales resulted from a net increase in volume of motor fuel distributed, partially offset by a lower average selling price per gallon for the three months ended March 31, 2015. The volume of motor fuel distributed during the three months ended March 31, 2015 was 221.4 million gallons, an increase of 109.2 million gallons, or 97.3%, compared to 112.2 million gallons of motor fuel distributed during the three months ended March 31, 2014. The increase in volume of motor fuel distributed was primarily due to volumes attributable to acquisitions consummated during the three months ended March 31, 2015 and year ended December 31, 2014. For the three months ended March 31, 2015, the average selling price per gallon was $1.66, a decrease of $1.16, or 41.1%, compared to the average selling price of $2.82 for the three months ended March 31, 2014.

Our gross profit from motor fuel sales was $13.7 million for the three months ended March 31, 2015, an increase of $6.0 million, or 77.0%, as compared to $7.7 million in the three months ended March 31, 2014. The increase in gross profit was principally driven by an increase in the volume of motor fuel distributed, partially offset by slightly lower average gross margin of 6.2 cents per gallon for the three months ended March 31, 2015 as compared to the average gross margin of 6.9 cents per gallon for the three months ended March 31, 2014.

Revenue and Gross Profit from Sales of Convenience Store Merchandise and Rental Income and Other

Our revenue from sales of convenience store merchandise and rental income and other is principally derived from our sales of convenience store merchandise and other ancillary products and services at company-operated sites and rental income received from dealers and consignment agents to whom we lease or sublease our owned or leased sites. Changes in revenue are generally attributable to changes in consumer preferences for convenience store merchandise and fluctuations in market rates for site leases and subleases.

Our revenue from convenience store merchandise sales was $10.4 million for the three months ended March 31, 2015, an increase of $5.2 million, or 102.1%, as compared to revenue from convenience store merchandise sales of $5.1 million for the three months ended March 31, 2014. The increase in revenue from convenience store merchandise sales was primarily related to our recent acquisition of 41 convenience stores from CST combined with increased consumer traffic at our existing company-operated sites.

Our gross profit from convenience store merchandise sales was $3.0 million for the three months ended March 31, 2015, an increase of $1.4 million, or 86.9%, as compared to gross profit from convenience store merchandise sales of $1.6 million for the three months ended March 31, 2014. The increase in gross profit was principally driven by an increase in merchandise sales associated with our recent acquisition of 41 convenience stores from CST, partially offset by a lower merchandise margin of 28.7% for the three months ended March 31, 2015 as compared to the merchandise margin of 31.0% for the three months ended March 31, 2014.

Our revenue from rental income and other was $1.7 million for the three months ended March 31, 2015, an increase of $0.1 million, or 8.4%, as compared to revenue from rental income and other of $1.6 million for the three months ended March 31, 2014. The increase was primarily due to an increase in the number of leased sites and monthly rents.

Our gross profit from rental income and other was $0.4 million for the three months ended March 31, 2015, an increase of $0.5 million, as compared to a loss from rental income and other of $0.1 million for the three months ended March 31, 2014. The increase in gross profit from rental income and other was principally driven by an increase in the number of leased sites and monthly rents.

Operating Expenses

Operating expenses increased $8.8 million, or 90.3%, to $18.5 million for the three months ended March 31, 2015 from $9.7 million for the three months ended March 31, 2014. Operating expenses consist of selling, general and administrative expenses, depreciation, amortization and accretion expenses, acquisition expenses and net gain on sale of assets. The $8.8 million increase in our operating expenses for the three months ended March 31, 2015 related primarily to increases in depreciation, amortization and accretion expenses and selling, general and administrative expenses associated with recent acquisitions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2015 were $10.8 million compared to $6.0 million for the three months ended March 31, 2014. The increase of $4.8 million, or 80.8%, was primarily attributed to the $3.6 million in expenses associated with our recent acquisitions, $0.8 million in increased payroll expenses, and $0.4 million in additional consulting, office, and travel related expenses.

Depreciation, Amortization and Accretion Expenses

Depreciation, amortization and accretion expenses for the three months ended March 31, 2015 were $6.5 million compared to $2.4 million for the three months ended March 31, 2014. The increase of $4.1 million, or 167.5%, was primarily due to the depreciation, amortization and accretion expenses attributable to our recent acquisitions.

Acquisition Expenses

Acquisition expenses consist of legal and accounting due diligence expenses, real estate appraisal and survey expenses, broker-dealer fees and environmental studies. Acquisition expenses for the three months ended March 31, 2015 were $1.2 million as compared to $1.3 million for the three months ended March 31, 2014. The decrease of $0.1 million was primarily due to less significant expenses associated with the two acquisitions completed during the three months ended March 31, 2014 as compared to the two acquisitions completed during the three months ended March 31, 2015.

Interest Expense

Interest expense was $1.4 million for the three months ended March 31, 2015 compared to $0.7 million for the three months ended March 31, 2014. The increase is primarily attributed to additional debt incurred in connection with recent acquisitions at interest rates comparable to those of our existing indebtedness.

Other

We recognized $2.8 million gain for the three months ended March 31, 2015 when we finalized a settlement agreement related to an existing purchase option associated with a 2012 acquisition. The option properties were subject to certain identified environmental issues that delayed closing until mid-February of 2015. The gain resulted from the difference between estimated fair value and the stipulated purchase prices of the properties.

Segment Results of Operations—Three months ended March 31, 2015 compared to three months ended March 31, 2014

The following table sets forth our results of operations for our wholesale and retail segments, as well as unallocated amounts associated with our corporate function, for the periods indicated.

	Three Months Ended March 31,		Increase (decrease)	% Increase (decrease)
	2015	2014
	(in thousands, except percentages)
Revenue:
Wholesale	$282,969	$268,397	$14,572	5.4%
Retail	101,628	57,100	44,528	78.0%

Total Revenue	384,597	325,497	59,100	18.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Wholesale	8,241	5,425	2,816	51.9%
Retail	8,804	3,821	4,983	130.4%

Total gross profit (excluding depreciation, amortization and accretion expenses)	$17,045	$9,246	$7,799	84.3%
Income (loss)
Wholesale	833	1,393	(560)	(40.2)%
Retail	3,915	726	3,189	439.3%
Corporate	(4,882)	(3,325)	(1,557)	—

Total	(134)	$(1,206)	$1,072	—

Wholesale Segment

The following table sets forth our results of operations for our wholesale segment for the periods indicated.

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2015	2014
	(in thousands, except percentages)
Wholesale segment:
Volume distributed:
Motor fuel distributed (gallons)	169,937	93,490	76,447	81.8%
Revenue:
Motor fuel sales	$281,568	$266,902	$14,666	5.5%
Rental income and other	1,401	1,495	(94)	(6.3)%

Total revenue	282,969	268,397	14,572	5.4%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	274,118	261,906	12,212	4.7%
Rental income and other	610	1,066	(456)	(42.8)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	274,728	262,972	11,756	4.5%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	7,450	4,996	2,454	49.1%
Rental income and other	791	429	362	84.4%

Total gross profit (excluding depreciation, amortization and accretion expenses)	8,241	5,425	2,816	51.9%
Operating expenses:
Selling, general and administrative expenses	681	370	311	84.1%
Depreciation, amortization and accretion expenses	4,759	1,886	2,873	152.3%
Acquisition expenses	1,129	1,303	(174)	(13.4)%

Total operating expenses	6,569	3,559	3,010	84.6%

Operating income	1,672	1,866	(194)	(10.4)%
Interest expense, net	839	473	366	77.4%

Segment income	$833	$1,393	$(560)	(40.2)%

Revenue

Revenue generated from our wholesale segment is principally derived from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin fuel supply agreements. This segment also earns rental income on properties that we lease or sublease to dealers.

Revenue from our wholesale segment was $283.0 million for the three months ended March 31, 2015, an increase of $14.6 million, or 5.4%, as compared to revenue from our wholesale segment of $268.4 million for the three months ended March 31, 2014. The increase in revenue from our wholesale segment related to an increase in the wholesale volume of motor fuel distributed, partially offset by a lower selling price per gallon. The volume of motor fuel distributed in our wholesale segment during the three months ended March 31, 2015 was 170.0 million gallons, an increase of 76.5 million gallons, or 81.8%, compared to 93.5 million gallons of motor fuel distributed during the three months ended March 31, 2014. The increase in volume of motor fuel distributed was primarily due to our recent acquisitions. For the three months ended March 31, 2015, the average wholesale selling price per gallon was $1.63, a decrease of $1.20, or 42.4%, as compared to the average wholesale selling price of $2.83 for the three months ended March 31, 2014.

Gross Profit

Gross profit from our wholesale segment was $8.2 million for the three months ended March 31, 2015, an increase of $2.8 million, or 51.9%, as compared to gross profit from our wholesale segment of $5.4 million for three months ended March 31, 2014. The increase in wholesale gross profit is attributable to additional distribution volumes primarily associated with our recent acquisitions, and partially offset by a decline of 1.2 cents per gallon in our wholesale margin of 4.1 cents per gallon for the three months ended March 31, 2015 as compared to a wholesale margin of 5.3 cents per gallon for the three months ended March 31, 2014.

Operating Expenses

Operating expenses associated with our wholesale segment increased $3.0 million to $6.6 million for the three months ended March 31, 2015, as compared to operating expenses of $3.6 million for the three months ended March 31, 2014. The increase primarily relates to additional depreciation, amortization, and accretion expense of $2.9 million and selling, general and administrative expenses of $0.3 million offset by lower acquisition expenses of $0.2 million.

Retail Segment

The following table sets forth our results of operations for our retail segment for the periods indicated.

	Three Months Ended March 31,		Increase (Decrease)	% Increase (Decrease)
	2015	2014
	(in thousands, except percentages)
Retail segment:
Volume distributed:
Motor fuel distributed (gallons)	51,501	18,751	32,750	174.7%
Revenue:
Motor fuel sales	$90,996	$51,921	$39,075	75.3%
Merchandise sales	10,351	5,122	5,229	102.1%
Rental income and other	281	57	224	393.0%

Total revenue	101,628	57,100	44,528	78.0%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	84,732	49,169	35,563	72.3%
Merchandise sales	7,383	3,534	3,849	108.9%
Rental income and other	709	576	133	23.1%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	92,824	53,279	39,545	74.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	6,264	2,752	3,512	127.6%
Merchandise sales	2,968	1,588	1,380	86.9%
Rental income and other	(428)	(519)	91	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	8,804	3,821	4,983	130.4%
Operating expenses:
Selling, general and administrative expenses	5,518	2,493	3,025	121.3%
Depreciation, amortization and accretion expenses	1,581	409	1,172	286.6%
Acquisition expenses	14	5	9	180.0%

Total operating expenses	7,113	2,907	4,206	144.7%

Operating income	1,691	914	777	85.0%
Interest expense, net	583	188	395	210.1%
Other income	2,807	—	2,807

Segment income	$3,915	$726	$3,189	439.3%

Revenue

Revenue generated from our retail segment is principally derived from sales of motor fuel, convenience store merchandise and other ancillary products and services to consumers at our consignment sites and company-operated sites. Our retail revenue also includes rental income from sites that we lease to consignment agents.

Revenue from our retail segment was $101.6 million for the three months ended March 31, 2015, an increase of $44.5 million, or 78.0%, as compared to revenue from our retail segment of $57.1 million for the three months ended March 31, 2014. The increase in revenue from our retail segment was primarily related to

$60.9 million in additional revenue associated with recent acquisitions, offset by a decrease in revenue of $16.7 million at our existing sites. The decrease in revenue at our existing sites relates to lower average motor fuel prices of $1.77 per gallon for the three months ended March 31, 2015 compared to average motor fuel prices of $2.77 during the three months ended March 31, 2014.

Retail revenue from motor fuel sales increased $39.1 million, or 75.2%, to $91.0 million for the three months ended March 31, 2015, as compared to retail revenue from motor fuel sales of $51.9 million for the three months ended March 31, 2014. This increase is primarily associated with recent acquisitions and offset by lower average motor fuel prices.

Revenue from merchandise sales increased $5.2 million to $10.4 million for the three months ended March 31, 2015, as compared to revenue from merchandise sales of $5.1 million for the three months ended March 31, 2014, primarily associated with recent acquisitions.

Gross Profit

Gross profit from our retail segment was $8.8 million for the three months ended March 31, 2015, an increase of $5.0 million, or 130.4%, as compared to gross profit from our retail segment of $3.8 million for the three months ended March 31, 2014. The increase primarily relates to recent acquisitions.

Gross profit from our retail motor fuel sales was $6.3 million for the three months ended March 31, 2015, an increase of $3.5 million, or 127.6%, as compared to gross profit from our retail segment of $2.8 million for the three months ended March 31, 2014. The increase primarily relates to the higher retail volumes of 32.8 million gallons of motor fuel associated with recent acquisitions offset by lower fuel margins. The retail fuel margin for the three months ended March 31, 2015 was 12.0 cents per gallon, a decrease of 3.0 cents, or 20%, compared to retail fuel margin of 15.0 cents per gallon for the three months ended March 31, 2014.

Gross profit from our merchandise sales was $3.0 million for the three months ended March 31, 2015, an increase of $1.4 million, or 86.9%, as compared to gross profit from merchandise sales of $1.6 million for the three months ended March 31, 2014. The increase primarily relates to recent acquisitions offset by lower merchandise margins of 28.0% for the three months ended March 31, 2015 as compared to 31.0% for the three months ended March 31, 2014.

Operating Expenses

Operating expenses associated with our retail segment increased $4.2 million to $7.1 million for the three months ended March 31, 2015, compared to operating expenses associated with our retail segment of $2.9 million for the three months ended March 31, 2014. Recent acquisitions added $3.2 million in operating expenses with the remainder resulting from incremental increases in payroll and consignment agent commission expense.

Consolidated Results of Operations—Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Volume distributed:
Motor fuel distributed (gallons)	548,388	413,564	134,825	32.6%
Revenue:
Motor fuel sales	$1,466,605	$1,210,188	$256,417	21.2%
Merchandise sales	25,871	22,909	2,962	12.9%
Rental income and other	6,120	8,063	(1,943)	(24.1)%

Total revenue	1,498,596	1,241,160	257,436	20.7%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,174,859	247,158	21.0%
Merchandise sales	18,855	16,238	2,617	16.1%
Rental income and other	6,775	7,420	(645)	(8.7)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,198,517	249,130	20.8%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	44,588	35,329	9,259	26.2%
Merchandise sales	7,016	6,671	345	5.2%
Rental income and other	(655)	643	(1,298)	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	42,643	8,306	19.5%
Operating expenses:
Selling, general and administrative expenses	30,057	28,874	1,183	4.1%
Depreciation, amortization and accretion expenses	13,526	8,445	5,081	60.2%
Acquisition expenses	2,586	809	1,777	219.7%
(Gain) on sale of assets	(860)	(158)	(702)	—

Total operating expenses	45,309	37,970	7,339	19.3%

Operating income	5,640	4,673	967	20.7%
Interest expense, net	3,607	2,752	855	31.1%

Income from continuing operations before income taxes	2,033	1,921	112	5.8%
Provision for income taxes	141	159	(18)	(11.3)%

Income from continuing operations	1,892	1,762	130	7.4%
Income from discontinued operations	—	5,263	(5,263)	—

Net income	$1,892	$7,025	$(5,133)	(73.1)%

Revenue and Gross Profit from Motor Fuel Sales

Our revenue from motor fuel sales was $1,466.6 million for the year ended December 31, 2014, an increase of $256.4 million, or 21.2%, as compared to revenue from motor fuel sales of $1,210.2 million for the year ended December 31, 2013. The increase in revenue from motor fuel sales resulted from a net increase in volume of motor fuel distributed, partially offset by a lower average selling price per gallon for the year ended December 31, 2014. The volume of motor fuel distributed during the year ended December 31, 2014 was

548.4 million gallons, an increase of 134.8 million gallons, or 32.6%, compared to 413.6 million gallons of motor fuel distributed during the year ended December 31, 2013. The increase in volume of motor fuel distributed was primarily due to volumes attributable to acquisitions consummated during the year ended December 31, 2014 and a full year of operations associated with the acquisition consummated during the year ended December 31, 2013. For the year ended December 31, 2014, the average selling price per gallon was $2.67, a decrease of 26.0 cents, or 8.9%, compared to the average selling price of $2.93 for the year ended December 31, 2013.

Our gross profit from motor fuel sales was $44.6 million for the year ended December 31, 2014, an increase of $9.3 million, or 26.2%, as compared to gross profit from motor fuel sales of $35.3 million in the year ended December 31, 2013. The increase in gross profit was principally driven by an increase in the volume of motor fuel distributed, partially offset by a lower average gross margin of 8.1 cents per gallon for the year ended December 31, 2014 as compared to the average gross margin of 8.5 cents per gallon for the year ended December 31, 2013.

Revenue and Gross Profit from Sales of Convenience Store Merchandise and Rental Income and Other

Our revenue from convenience store merchandise sales was $25.9 million for the year ended December 31, 2014, an increase of $3.0 million, or 12.9%, as compared to revenue from convenience store merchandise sales of $22.9 million for the year ended December 31, 2013. The increase in revenue from convenience store merchandise sales was primarily related to increased consumer traffic at our company-operated sites and the conversion of two consignment sites to company-operated sites.

Our gross profit from convenience store merchandise sales was $7.0 million for the year ended December 31, 2014, an increase of $0.3 million, or 5.2%, as compared to gross profit from convenience store merchandise sales of $6.7 million for the year ended December 31, 2013. The increase in gross profit was principally driven by an increase in merchandise sales, partially offset by a lower merchandise margin of 27.1% for the year ended December 31, 2014 as compared to the merchandise margin of 29.1% for the year ended December 31, 2013.

Our revenue from rental income and other was $6.1 million for the year ended December 31, 2014, a decrease of $1.9 million, or 24.1%, as compared to revenue from rental income of $8.1 million for the year ended December 31, 2013. The decrease was primarily due to the sale of 19 leased sites during the year ended December 31, 2013. We continue to supply motor fuel to these sites, and their sale enabled us to reduce outstanding borrowings.

Our gross profit from rental income and other was a loss of $0.7 million for the year ended December 31, 2014, a decrease of $1.3 million, as compared to gross profit of $0.6 million for the year ended December 31, 2013. The decrease in gross profit from rental income and other was principally driven by the termination of certain leases during 2013 totaling approximately $0.9 million and property tax increases of approximately $0.4 million on certain of the sites that we own or lease.

Operating Expenses

Operating expenses increased $7.3 million, or 19.3%, to $45.3 million for the year ended December 31, 2014 from $38.0 million for the year ended December 31, 2013. Operating expenses consist of selling, general and administrative expenses, depreciation, amortization and accretion expenses, acquisition expenses and net gain on sale of assets. The $7.3 million increase in our operating expenses for the year ended December 31, 2014 related primarily to increases in depreciation, amortization and accretion expenses and acquisition expenses, partially offset by the increase in gain on sale of assets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2014 were $30.1 million compared to $28.9 million for the year ended December 31, 2013. The increase of $1.2 million, or 4.1%, was primarily due to $0.9 million in increased payroll expenses relating to the acquisitions consummated during the year ended December 31, 2014 as well as incremental non-recurring and recurring expenses related to preparation for our initial public offering and becoming a publicly traded partnership.

Depreciation, Amortization and Accretion Expenses

Depreciation, amortization and accretion expenses for the year ended December 31, 2014 were $13.5 million compared to $8.5 million for the year ended December 31, 2013. The increase of $5.1 million, or 60.2%, was primarily due to the depreciation, amortization and accretion expenses attributable to acquisitions completed during the year ended December 31, 2014.

Acquisition Expenses

Acquisition expenses consist of legal and accounting due diligence expenses, real estate appraisal and survey expenses, broker-dealer fees and environmental studies. Acquisition expenses for the year ended December 31, 2014 were $2.6 million as compared to $0.8 million for the year ended December 31, 2013. The increase of $1.8 million was primarily due to the successful completion of four acquisitions during the year ended December 31, 2014 as compared to the successful completion of one acquisition during the year ended December 31, 2013.

Gain on Sale of Assets

Gain on sale of assets was $0.9 million for the year ended December 31, 2014 compared to $0.2 million for the year ended December 31, 2013, excluding our $5.3 million gain on the sale of 19 leased sites during the year ended December 31, 2013. Please read “Note 17—Discontinued Operations” in the audited historical consolidated financial statements included elsewhere in this prospectus.

Interest Expense

Interest expense was $3.6 million for the year ended December 31, 2014 compared to $2.8 million, which excludes $0.7 million of interest expense reflected in our discontinued operations for the year ended December 31, 2013. This increase was primarily attributable to a higher average drawn balance on our revolving credit facility during the year ended December 31, 2014, as compared to the year ended December 31, 2013, related to acquisitions consummated during the year ended December 31, 2014. Interest expense associated with this higher average drawn balance on our revolving credit facility was partially offset by the favorable impact of nonrecurring deferred financing costs accelerated during the year ended December 31, 2013 due to the replacement of our previous credit facility and the termination of an interest rate swap which increased our effective interest rate prior to its termination in October 2013.

Income from Discontinued Operations

No income from discontinued operations was reported for the year ended December 31, 2014, while $5.3 million was reported for the year ended December 31, 2013. The amount reported for the year ended December 31, 2013 related to the gain on the sale of 19 leased sites during the year ended December 31, 2013 and the related results of operations of the leased sites for the period prior to disposal. Please read “Note 17—Discontinued Operations” in the audited historical consolidated financial statements included elsewhere in this prospectus.

Segment Results of Operations—Year ended December 31, 2014 compared to the year ended December 31, 2013

The following table sets forth our results of operations for our wholesale and retail segments, as well as unallocated amounts associated with our corporate function, for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (decrease)	% Increase (decrease)
	(in thousands, except percentages)
Revenue:
Wholesale	$1,211,724	$953,910	$257,814	27.0%
Retail	286,872	287,250	(378)	(0.1)%

Total Revenue	1,498,596	1,241,160	257,436	20.7%
Gross profit (excluding depreciation, amortization and accretion expenses):
Wholesale	24,749	20,867	3,882	18.6%
Retail	26,200	21,776	4,424	20.3%

Total gross profit (excluding depreciation, amortization and accretion expenses)	$50,949	$42,643	$8,306	19.5%
Income (loss) from continuing operations:
Wholesale	7,110	11,155	(4,045)	(36.3)%
Retail	9,125	4,649	4,476	96.3%
Corporate	(14,343)	(14,042)	(301)	—

Total	$1,892	$1,762	$130	7.4%

Wholesale Segment

The following table sets forth our results of operations for our wholesale segment for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Wholesale segment:
Volume distributed:
Motor fuel distributed (gallons)	453,426	325,733	127,693	39.2%
Revenue:
Motor fuel sales	$1,205,579	$945,996	$259,583	27.4%
Rental income and other	6,145	7,914	(1,769)	(22.4)%

Total revenue	1,211,724	953,910	257,814	27.0%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,182,381	927,971	254,410	27.4%
Rental income and other	4,594	5,072	(478)	(9.4)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,186,975	933,043	253,932	27.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	23,198	18,025	5,173	28.7%
Rental income and other	1,551	2,842	(1,291)	(45.4)%

Total gross profit (excluding depreciation, amortization and accretion expenses)	24,749	20,867	3,882	18.6%
Operating expenses:
Selling, general and administrative expenses	2,743	2,130	613	28.8%
Depreciation, amortization and accretion expenses	10,683	5,537	5,146	92.9%
Acquisition expenses	2,014	411	1,603	390.0%
Gain on sale of assets	(23)	—	(23)

Total operating expenses	15,417	8,078	7,339	90.9%

Operating income	9,332	12,789	(3,457)	(27.0)%
Interest expense, net	2,222	1,634	588	36.0%

Income from continuing operations	7,110	11,155	(4,045)	(36.3)%
Income from discontinued operations	—	5,263	(5,263)	—

Segment income	$7,110	$16,418	$(9,308)	(56.7)%

Revenue

Revenue from our wholesale segment was $1,211.7 million for the year ended December 31, 2014, an increase of $257.8 million, or 27.0%, as compared to revenue from our wholesale segment of $953.9 million for the year ended December 31, 2013. The increase in revenue from our wholesale segment related to an increase in the wholesale volume of motor fuel distributed, partially offset by a lower selling price per gallon. The volume of motor fuel distributed in our wholesale segment during the year ended December 31, 2014 was 453.4 million gallons, an increase of 127.7 million gallons, or 39.2%, compared to 325.7 million gallons of motor fuel distributed during the year ended December 31, 2013. The increase in volume of motor fuel distributed was primarily due to acquisitions consummated during the years ended December 31, 2013 and 2014. For the year ended December 31, 2014, the average wholesale selling price per gallon was $2.66, a decrease of 24.0 cents, or 8.3%, compared to the average wholesale selling price of $2.90 for the year ended December 31, 2013.

Gross Profit

Gross profit from our wholesale segment was $24.7 million for the year ended December 31, 2014, an increase of $3.9 million, or 18.6%, as compared to gross profit from our wholesale segment of $20.9 million for the year ended December 31, 2013. The increase in wholesale gross profit was principally driven by an increase in the wholesale volume of motor fuel distributed, partially offset by a lower wholesale margin of 5.2 cents per gallon for the year ended December 31, 2014 as compared to the wholesale margin of 5.5 cents per gallon for the year ended December 31, 2013. This decrease in wholesale margin is primarily attributable to reduced prompt payment incentives attributable to lower fuel prices.

Operating Expenses

Operating expenses associated with our wholesale segment increased $7.3 million to $15.4 million for the year ended December 31, 2014, compared to operating expenses of $8.1 million for the year ended December 31, 2013. The $7.3 million increase was primarily due to an increase of $5.1 million in depreciation, amortization and accretion expenses related to acquisitions consummated during the year ended December 31, 2014, a full year of depreciation, amortization and accretion of assets from our acquisition consummated during the year ended December 31, 2013 and a $1.6 million increase in acquisition expense associated with our four acquisitions completed in 2014.

Retail Segment

The following table sets forth our results of operations for our retail segment for the periods indicated.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Retail segment:
Volume distributed:
Motor fuel distributed (gallons)	94,962	87,831	7,131	8.1%
Revenue:
Motor fuel sales	$261,026	$264,192	$(3,166)	(1.2)%
Merchandise sales	25,871	22,909	2,962	12.9%
Rental income and other	(25)	149	(174)	—

Total revenue	286,872	287,250	(378)	(0.1)%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	239,636	246,888	(7,252)	(2.9)%
Merchandise sales	18,855	16,238	2,617	16.1%
Rental income and other	2,181	2,348	(167)	(7.1)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	260,672	265,474	(4,802)	(1.8)%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	21,390	17,304	4,086	23.6%
Merchandise sales	7,016	6,671	345	5.2%
Rental income and other	(2,206)	(2,199)	(7)	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	26,200	21,776	4,424	20.3%

	Year Ended December 31, 2014	Year Ended December 31, 2013	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Operating expenses:
Selling, general and administrative expenses	13,873	13,491	382	2.8%
Depreciation, amortization and accretion expenses	2,157	2,740	(583)	(21.3)%
Acquisition expenses	572	—	572	—
(Gain) on sale of assets	(838)	(158)	(680)	—

Total operating expenses	15,764	16,073	(309)	(1.9)%

Operating income	10,436	5,703	4,733	83.0%
Interest expense, net	1,311	1,054	257	24.4%

Income from continuing operations	9,125	4,649	4,476	96.3%

Segment income	$9,125	$4,649	$4,476	96.3%

Revenue

Revenue from our retail segment was $286.9 million for the year ended December 31, 2014, a decrease of $0.4 million, or 0.1%, as compared to revenue from our retail segment of $287.3 million for the year ended December 31, 2013. The decrease in revenue from our retail segment was primarily related to a decrease of $3.2 million in revenue from retail fuel sales for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This decrease in revenue from fuel sales was partially offset by an increase in revenue from merchandise sales of $3.0 million, primarily attributable to the acquisition of 41 convenience store sites consummated in November and December 2014. The decrease in revenue from fuel sales was attributable to a decrease of 26.0 cents in the average retail selling price per gallon for the year ended December 31, 2014 to $2.75, compared to the average retail selling price per gallon of $3.01 for the year ended December 31, 2013. This decrease in the average selling price per gallon was partially offset by an increase of 7.1 million gallons of fuel sold at our consignment and company-operated sites.

Gross Profit

Gross profit from our retail segment was $26.2 million for the year ended December 31, 2014, an increase of $4.4 million, or 20.3%, as compared to gross profit from our retail segment of $21.8 million for the year ended December 31, 2013. The $4.4 million increase in retail gross profit for the year ended December 31, 2014 was primarily attributable to $4.1 million associated with higher retail margins on fuel sold at consignment sites and company-operated sites. The retail fuel margin for the year ended December 31, 2014 was 22.5 cents per gallon, an increase of 2.8 cents per gallon, or 14.2%, compared to the retail fuel margin of 19.7 cents per gallon for the year ended December 31, 2013. The increase in retail gross profit for the year ended December 31, 2014 was also partially due to an increase of $0.3 million in gross profit attributable to merchandise sales, partially offset by a lower merchandise margin of 27.1% for the year ended December 31, 2014 as compared to the merchandise margin of 29.1% for the year ended December 31, 2013.

Operating Expenses

Operating expenses associated with our retail segment decreased $0.3 million to $15.8 million for the year ended December 31, 2014, compared to operating expenses associated with our retail segment of $16.1 million for the year ended December 31, 2013. The $0.3 million decrease in operating expenses associated with our retail segment for the year ended December 31, 2014 relates primarily to a decrease of $0.6 million in depreciation, amortization and accretion expenses attributable to our retail segment, partially offset by an increase of $0.3 million in payroll expense and consignment agent commission expense, an increase of $0.6 million in acquisition expenses and an increase of $0.7 million in gain on sale of assets in the year ended December 31, 2014 as compared to the gain on sale of assets in the year ended December 31, 2013.

Consolidated Results of Operations—Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth our results of operations for the periods indicated.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Consolidated Statement of Operations Data:
Volume distributed:
Motor fuel distributed (gallons)	413,564	347,891	65,673	18.9%
Revenue:
Motor fuel sales	$1,210,188	$1,051,904	$158,284	15.0%
Merchandise sales	22,909	24,424	(1,515)	(6.2)%
Rental income and other	8,063	11,077	(3,014)	(27.2)%

Total revenue	1,241,160	1,087,405	153,755	14.1%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,174,859	1,023,994	150,865	14.7%
Merchandise sales	16,238	17,879	(1,641)	(9.2)%
Rental income and other	7,420	10,483	(3,063)	(29.2)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,198,517	1,052,356	146,161	13.9%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	35,329	27,910	7,419	26.6%
Merchandise sales	6,671	6,545	126	1.9%
Rental income and other	643	594	49	8.2%

Total gross profit (excluding depreciation, amortization and accretion expenses)	42,643	35,049	7,594	21.7%
Operating expenses:
Selling, general and administrative expenses	28,874	27,012	1,862	6.9%
Depreciation, amortization and accretion expenses	8,445	6,549	1,896	29.0%
Acquisition expenses	809	2,938	(2,129)	(72.5)%
(Gain) on sale of assets	(158)	—	(158)

Total operating expenses	37,970	36,499	1,471	4.0%

Operating income (loss)	4,673	(1,450)	6,123	—
Interest expense, net	2,752	2,001	751	37.5%

Income (loss) from continuing operations before tax	1,921	(3,451)	5,372	—
Provision for income tax	159	14	145	—

Income (loss) from continuing operations	1,762	(3,465)	5,227	—
Income (loss) from discontinued operations	5,263	(196)	5,459	—

Net income (loss)	$7,025	$(3,661)	$10,686	—

Revenue and Gross Profit from Fuel Sales

Our revenue from motor fuel sales was $1,210.2 million in the year ended December 31, 2013, an increase of $158.3 million, or 15.0%, as compared to revenue from motor fuel sales of $1,051.9 million in the year ended December 31, 2012. The increase in revenue from motor fuel sales related to an increase in the volume of motor fuel distributed, partially offset by a lower average selling price per gallon for the year ended December 31,

2013. The volume of motor fuel distributed during the year ended December 31, 2013 was 413.6 million gallons, an increase of 65.7 million gallons, or 18.9%, compared to 347.9 million gallons of motor fuel distributed during the year ended December 31, 2012. The increase in volume of motor fuel distributed was primarily due to volumes attributable to the acquisition consummated during the year ended December 31, 2013 and a full year of operations associated with the acquisitions consummated during the year ended December 31, 2012. For the year ended December 31, 2013, the average selling price per gallon was $2.93, a decrease of 9.0 cents, or 3.1%, compared to the average selling price per gallon of $3.02 for the year ended December 31, 2012.

Our gross profit from motor fuel sales was $35.3 million for the year ended December 31, 2013, an increase of $7.4 million, or 26.6%, as compared to gross profit from motor fuel sales of $27.9 million for the year ended December 31, 2012. The increase in gross profit was principally driven by an increase in the volume of motor fuel distributed and a higher average gross margin of 8.5 cents per gallon for the year ended December 31, 2013 as compared to an average gross margin of 8.0 cents per gallon for the year ended December 31, 2012.

Revenue and Gross Profit from Sales of Convenience Store Merchandise and Rental Income

Our revenue from sales of convenience store merchandise was $22.9 million for the year ended December 31, 2013, a decrease of $1.5 million, or 6.2%, as compared to revenue from sales of convenience store merchandise of $24.4 million for the year ended December 31, 2012. The decrease was primarily due to our operation of three fewer company-operated sites as of December 31, 2013 as compared to December 31, 2012.

Our gross profit from sales of convenience store merchandise was $6.7 million for the year ended December 31, 2013, an increase of $0.1 million, or 1.9%, as compared to gross profit from sales of convenience store merchandise of $6.6 million for the year ended December 31, 2012. The increase in gross profit was principally driven by a higher margin on merchandise sales. For the year ended December 31, 2013, our merchandise margin was 29.1% as compared to a merchandise margin of 26.8% for the year ended December 31, 2012.

Our revenue from rental income and other was $8.1 million for the year ended December 31, 2013, a decrease of $3.0 million, or 27.2%, as compared to revenue from rental income of $11.1 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in rental income associated with the 19 leased sites that were sold at various dates during the year ended December 31, 2013.

Our gross profit from rental income and other remained relatively consistent for the years ended December 31, 2013 and 2012.

Operating Expenses

Operating expenses increased $1.5 million to $38.0 million for the year ended December 31, 2013, compared to operating expenses of $36.5 million for the year ended December 31, 2012. The $1.5 million increase in our operating expenses for the year ended December 31, 2013 relates primarily to increased credit card fees, payroll expenses and other general and administrative expenses totaling $1.9 million and a $1.9 million increase in depreciation, amortization and accretion expenses. This $3.8 million increase was partially offset by a decrease in acquisition expenses of $2.1 million, attributable to the successful completion of one acquisition during the year ended December 31, 2013 as compared to the successful completion of four acquisitions during the year ended December 31, 2012.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2013 were $28.9 million compared to $27.0 million for the year ended December 31, 2012. The increase of $1.9 million, or 6.9%, to $28.9 million for the year ended December 31, 2013 was primarily due to a $0.8 million increase in payroll expenses relating to acquisitions consummated during the years ended December 31, 2013 and 2012, and a $1.0 million increase in credit card fees we incurred due to increased volumes in our retail segment.

Depreciation, Amortization and Accretion Expenses

Depreciation, amortization and accretion expenses for the year ended December 31, 2013 were $8.5 million compared to $6.6 million for the year ended December 31, 2012. The increase of $1.9 million, or 29.0%, for the year ended December 31, 2013 was primarily due to a full year of depreciation, amortization and accretion of assets from our acquisitions consummated during the year ended December 31, 2012.

Acquisition Expenses

Acquisition expenses for the year ended December 31, 2013 were $0.8 million compared to $2.9 million for the year ended December 31, 2012. The decrease of $2.1 million, or 72.5%, to $0.8 million for the year ended December 31, 2013 was primarily due to the successful completion of one acquisition during the year ended December 31, 2013 as compared to the successful completion of four acquisitions during the year ended December 31, 2012.

Gain on Sale of Assets

Gain on sale of assets was $0.2 million for the year ended December 31, 2013 compared to none recorded for the year ended December 31, 2012. The $0.2 million primarily relates to the sale of certain operating sites.

Interest Expense

Interest expense from continuing operations was $2.8 million for the year ended December 31, 2013 compared to $2.0 million for the year ended December 31, 2012. This increase in 2013 was primarily due to costs accelerated as a result of the 2013 replacement of our previous revolving credit facility with our current revolving credit facility. Upon the retirement of the previous credit facility, which occurred in October of 2013, $0.7 million of unamortized financing costs associated with the previous facility were expensed.

Income from Discontinued Operations

Income from discontinued operations of $5.3 million was reported for the year ended December 31, 2013, while a loss of $0.2 million was reported for the year ended December 31, 2012. The amounts reported for the year ended December 31, 2013 and 2012, respectively, relate to the sale of 19 leased sites during the year ended December 31, 2013.

Segment Analysis—Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table sets forth our results of operations for our wholesale and retail segments, as well as unallocated amounts associated with our corporate functions, for the periods indicated.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Revenue:
Wholesale	$953,910	$848,943	$104,967	12.4%
Retail	287,250	238,462	48,788	20.5%

Total revenue	1,241,160	1,087,405	153,755	14.1%

Gross profit (excluding depreciation, amortization and accretion expenses):
Wholesale	20,867	17,387	3,480	20.0%
Retail	21,776	17,662	4,114	23.3%

Total gross profit (excluding depreciation, amortization and accretion expenses)	42,643	35,049	7,594	21.7%

Income (loss) from continuing operations:
Wholesale	11,155	8,701	2,454	28.2%
Retail	4,649	3,440	1,209	35.2%
Corporate	(14,042)	(15,606)	1,564	—

Total	$1,762	$(3,465)	$5,227	—

Wholesale Segment

The following table sets forth our results of operations for our wholesale segment for the periods indicated.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Wholesale segment:
Volume distributed:
Motor fuel distributed (gallons)	325,733	276,884	48,849	17.6%
Revenue:
Motor fuel sales	$945,996	$838,353	$107,643	12.8%
Rental income and other	7,914	10,590	(2,676)	(25.3)%

Total revenue	953,910	848,943	104,967	12.4%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	927,971	823,947	104,024	12.6%
Rental income and other	5,072	7,609	(2,537)	(33.3)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	933,043	831,556	101,487	12.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	18,025	14,406	3,619	25.1%
Rental income and other	2,842	2,981	(139)	(4.7)%

Total gross profit (excluding depreciation, amortization and accretion expenses)	$20,867	$17,387	$3,480	20.0%

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Operating expenses:
Selling, general and administrative expenses	2,130	3,588	(1,458)	(40.6)%
Depreciation, amortization and accretion expenses	5,537	4,096	1,441	35.2%
Acquisition expenses	411	—	411

Total operating expenses	8,078	7,684	394	5.1%
Operating income	12,789	9,703	3,086	31.8%
Interest expense, net	1,634	1,002	632	63.1%

Income from continuing operations	11,155	8,701	2,454	28.2%
Income (loss) from discontinued operations	5,263	(196)	5,459	—

Segment income	$16,418	$8,505	$7,913	93.0%

Revenue

Revenue from our wholesale segment was $953.9 million for the year ended December 31, 2013, an increase of $105.0 million, or 12.4%, as compared to revenue from our wholesale segment of $848.9 million for the year ended December 31, 2012. The increase in revenue from our wholesale segment related to an increase in the wholesale volume of motor fuel distributed, partially offset by a lower selling price per gallon. The volume of motor fuel distributed in our wholesale segment during the year ended December 31, 2013 was 325.7 million gallons, an increase of 48.8 million gallons, or 17.6%, compared to 276.9 million gallons of motor fuel distributed during the year ended December 31, 2012. The increase in volume of motor fuel distributed was primarily due to acquisitions during the years ended December 31, 2013 and 2012. For the year ended December 31, 2013, the average wholesale selling price per gallon was $2.90, a decrease of 13.0 cents, or 4.3%, compared to the average wholesale selling price per gallon of $3.03 for the year ended December 31, 2012.

Gross Profit

Gross profit from our wholesale segment was $20.9 million for the year ended December 31, 2013, an increase of $3.5 million, or 20.0%, as compared to gross profit from our wholesale segment of $17.4 million for the year ended December 31, 2012. The increase in wholesale gross profit was principally driven by an increase in the wholesale volume of motor fuel distributed, and a higher wholesale margin of 5.5 cents per gallon for the year ended December 31, 2013 as compared to a wholesale margin of 5.4 cents per gallon for the year ended December 31, 2012.

Operating Expenses

Our operating expenses remained relatively consistent for the years ended December 31, 2013 and 2012. Our wholesale segment selling, general and administrative expenses were $2.1 million for the year ended December 31, 2013, a decrease of $1.5 million, or 40.6%, as compared to wholesale segment selling, general and administrative expenses of $3.6 million for the year ended December 31, 2012, as a result of general corporate expense reductions. The decrease in selling, general and administrative expenses was offset by an increase in depreciation, amortization and accretion expenses of $1.4 million, or 35.2%, from $4.1 million for the year ended December 31, 2012 to $5.5 million for the year ended December 31, 2013, as a result of a full year of depreciation and amortization associated with the assets acquired during the year ended December 31, 2012.

Retail Segment

The following table sets forth our results of operations for our retail segment for the periods indicated:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Increase (Decrease)	% Increase (Decrease)
	(in thousands, except percentages)
Retail segment:
Volume distributed:
Motor fuel distributed (gallons)	87,831	71,007	16,824	23.7%
Revenue:
Motor fuel sales	$264,192	$213,551	$50,641	23.7%
Merchandise sales	22,909	24,424	(1,515)	(6.2)%
Rental income and other	149	487	(338)	(69.4)%

Total revenue	287,250	238,462	48,788	20.5%
Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	246,888	200,047	46,841	23.4%
Merchandise sales	16,238	17,879	(1,641)	(9.2)%
Rental income and other	2,348	2,874	(526)	(18.3)%

Total cost of sales (excluding depreciation, amortization and accretion expenses)	265,474	220,800	44,674	20.2%
Gross profit (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	17,304	13,504	3,800	28.1%
Merchandise sales	6,671	6,545	126	1.9%
Rental income and other	(2,199)	(2,387)	188	—

Total gross profit (excluding depreciation, amortization and accretion expenses)	21,776	17,662	4,114	23.3%
Operating expenses:
Selling, general and administrative expenses	13,491	10,970	2,521	23.0%
Depreciation, amortization and accretion expenses	2,740	2,311	429	18.6%
(Gain) on sale of assets	(158)	—	(158)

Total operating expenses	16,073	13,281	2,792	21.0%

Operating income	5,703	4,381	1,322	30.2%
Interest expense, net	1,054	941	113	12.0%

Income from continuing operations	4,649	3,440	1,209	35.2%
Income from discontinued operations	—	—	—

Segment income	$4,649	$3,440	$1,209	35.2%

Revenue

Revenue from our retail segment was $287.2 million for the year ended December 31, 2013, an increase of $48.8 million, or 20.5%, as compared to revenue from our retail segment of $238.5 million for the year ended December 31, 2012. The increase in revenue from our retail segment was primarily due to an increase of $50.6 million in revenue from retail fuel sales for the year ended December 31, 2013 as compared to revenue from retail fuel sales for the year ended December 31, 2012. This increase in revenue from fuel sales was partially offset by a decrease in revenue from merchandise sales of $1.5 million. The increase in revenue from fuel sales was attributable to an increase of 16.8 million gallons of motor fuel sold at consignment sites and company-operated sites. The decrease in revenue generated from merchandise sales was primarily due to the conversion of certain company-operated sites to consignment sites during the year ended December 31, 2013, and the accompanying loss of retail merchandise sales associated with those sites.

Gross Profit

Gross profit from our retail segment was $21.8 million for the year ended December 31, 2013, an increase of $4.1 million, or 23.3%, as compared to gross profit from our retail segment of $17.7 million for the year ended December 31, 2012. The $4.1 million increase in retail gross profit for the year ended December 31, 2013 was primarily attributable to $3.8 million associated with an increase in the retail volume and retail margins of fuel sold at consignment sites and company-operated sites. The retail margin for the year ended December 31, 2013 was 19.7 cents per gallon, an increase of 0.7 cents per gallon, or 3.7%, compared to the retail margin of 19.0 cents per gallon for the year ended December 31, 2012. The increase in retail gross profit for the year ended December 31, 2013 was partially due to an increase of $0.1 million in gross profit attributable to merchandise sales, resulting from a higher merchandise margin of 29.1% for the year ended December 31, 2013 as compared to a merchandise margin of 26.8% for the year ended December 31, 2012.

Operating Expenses

Operating expenses associated with our retail segment increased $2.8 million to $16.1 million for the year ended December 31, 2013, compared to $13.3 million for the year ended December 31, 2012. The $2.8 million increase in operating expenses associated with our retail segment for the year ended December 31, 2013 was primarily related to increased payroll costs, credit card fees and commission expenses paid to our consignment agents.

Liquidity and Capital Resources

Liquidity

Our principal liquidity requirements are to finance current operations and service our debt. Following the closing of this offering, we expect our sources of liquidity to include cash generated by our operations and borrowings under our revolving credit facility. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated revenue and gross profit, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Furthermore, following the closing of this offering, we intend to pay a minimum quarterly distribution of $             per unit per quarter, which equates to $             million per year, based on the number of common and subordinated units to be outstanding immediately after closing of this offering. We do not have a legal obligation to pay this distribution. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The principal indicators of our liquidity are our cash on hand and availability under our revolving credit facility. As of March 31, 2015, we had cash and cash equivalents of $4.3 million and the ability to borrow $78.3 million under our revolving credit facility. At March 31, 2015, we were in compliance with our debt covenants. Please read “—Revolving Credit Facility.”

Immediately following the closing of this offering, we expect to have available undrawn borrowing capacity of approximately $             million under our revolving credit facility.

Cash Flows

The following table sets forth our cash flows from operating, investing and financing activities.

	For the three months ended March 31,		For the years ended December 31,
	2015	2014	2014	2013
	(in thousands)
Net cash provided by operating activities	$(15,741)	$5,743	$18,557	$7,228
Net cash (used in) provided by investing activities	$(69,497)	$(24,792)	$(96,185)	$29,577
Net cash (used in) provided by financing activities	$74,061	$22,751	$90,582	$(38,626)

Sources and Uses of Liquidity

Cash flow provided by operating activities generally reflects our net income (loss), as well as balance sheet changes arising from inventory purchasing patterns, the timing of collections on our accounts receivable, the seasonality of our business, fluctuations in fuel prices, our working capital requirements and general market conditions.

Net cash provided by operating activities was $18.6 million for the year ended December 31, 2014 compared to $7.2 million for the year ended December 31, 2013. The increase of $11.4 million in net cash provided by operating activities primarily reflects an increase in net income, after adjusting for non-cash items such as depreciation and amortization and the effect of a gain on the sale of property of $3.5 million during the year ended December 31, 2013, and net cash generated from working capital and other operating activities of $3.0 million for the year ended December 31, 2014 as compared to expenditures of $4.7 million related to working capital and other operating activities for the year ended December 31, 2013.

Net cash used in operating activities was $15.7 million for the three months ended March 31, 2015 compared to $5.7 million provided by operating activities for the three months ended March 31, 2014. The decrease of $21.5 million in net cash provided by operating activities primarily reflects a $5.2 million increase in net income, after adjusting for non-cash items such as depreciation and amortization and $22.5 million in expenditures related to working capital and other operating activities for the three months ended March 31, 2015 as compared to net cash generated from working capital and other operating activities of $4.2 million for the three months ended March 31, 2014.

Net cash used in investing activities was $96.2 million for the year ended December 31, 2014 compared to net cash provided by investing activities of $29.6 million for the year ended December 31, 2013. Investing activities for the year ended December 31, 2014 reflect acquisitions and investment in property, equipment and branding totaling $99.7 million, partially offset by proceeds from sales of property of $2.1 million and net collection of notes receivable of $1.4 million. For the year ended December 31, 2013, acquisitions and investment in property, equipment and branding totaled $4.2 million, net of contingent consideration collections, offset by sales of property totaling $33.2 million and the net collection of notes receivable.

Net cash used in investing activities was $69.5 million for the three months ended March 31, 2015 compared to $24.8 million for the three months ended March 31, 2014. Investing activities for the three months ended March 31, 2015 reflect acquisitions and investment in property, equipment and branding. For the three months ended March 31, 2014, acquisitions and investment in property, equipment and branding totaled $26.7 million, partially offset by $1.9 million in note receivable collections.

Net cash provided by financing activities totaled $90.6 million for the year ended December 31, 2014 compared to net cash used in financing activities of $38.6 million for the year ended December 31, 2013. During 2014, contributions from members for Class B units, net of equity commitment fees paid and advances on member receivables, totaled $61.0 million. In addition, we had proceeds of $49.7 million related to borrowings under our revolving credit facility. These proceeds were used to fund acquisitions, make distributions of $17.3 million to our members and repay certain indebtedness. In contrast, net cash used in financing activities for the year ended

December 31, 2013 of $38.6 million primarily reflected the $22.2 million use of funds to extinguish our 2011 debt facility, pay deferred financing costs of $3.9 million and reduce our revolving credit facility balance by $11.0 million. We also made distributions to members, net of amounts due from members, of $16.8 million.

Net cash provided by financing activities totaled $74.0 million for the three months ended March 31, 2015 compared to $22.8 million for the three months ended March 31, 2014. We had proceeds of $68.0 million and $30.0 million for the three months ended March 31, 2015 and 2014, respectively, related to borrowings under our revolving credit facility. These proceeds were used to fund acquisitions, make distributions to our members and repay certain indebtedness.

Revolving Credit Facility

Amendment of Our Revolving Credit Facility

Our revolving credit facility was amended, effective as of January 8, 2015. Pursuant to this amendment, (i) the revolving credit facility was increased from $150 million to $250 million, (ii) the swingline commitment sublimit was increased from $15 million to $25 million and (iii) the maturity date was extended to January 8, 2020. Our $35 million letter of credit sublimit was unchanged. In connection with this amendment, we incurred $1.7 million in financing costs that was deferred and will be amortized over the life of the revolving credit facility. Substantially all of our assets are pledged as collateral under our revolving credit facility.

Amended and Restated Revolving Credit Facility

Concurrently with this offering, we intend to amend and restate our $250 million credit facility pursuant to an amended and restated credit facility with Regions Bank, as administrative agent, collateral agent and letter of credit issuer, and certain other commercial lending institutions as lenders, under which we and Empire Services will be borrowers and pursuant to which Empire Petroleum Partners, LLC will no longer be a party. As amended and restated, our revolving credit facility will have an initial term of five years and $250 million of borrowing capacity. The lenders will not be obligated to make loans under the revolving credit facility until the date on which certain conditions listed in the agreement have been met or waived, including the closing of this offering.

As amended and restated, our revolving credit facility will be available to pay costs associated with our initial public offering and the negotiation and closing of the amended and restated revolving credit facility, to refinance existing indebtedness, to fund working capital and to finance capital expenditures, acquisitions and other permitted payments and for other lawful corporate purposes and will allow us to request that the maximum amount available thereunder be increased by up to an aggregate of $100.0 million, subject to receiving increased commitments from lenders or commitments from other financial institutions. We expect our revolving credit facility, as amended and restated, will be available for revolving loans, including a sublimit of $35.0 million for swingline loans and a sublimit of $35.0 million for letters of credit. Our obligations under our revolving credit facility, as amended and restated, will be guaranteed by us and all of our direct and indirect, wholly owned, restricted subsidiaries (subject to certain exceptions) and secured by a first lien on substantially all of our assets and the assets of our guarantor subsidiaries, including capital stock of subsidiaries (in each case, subject to certain exceptions). Our revolving credit facility, as amended and restated, will mature on the fifth anniversary of the closing date of this offering.

We expect that loans under our revolving credit facility, as amended and restated, will bear interest at a floating rate based upon our Consolidated Leverage Ratio (as defined therein) as set forth in the most recently delivered Compliance Certificate (as defined therein), with the respective margins ranging from 2.50% to 3.00% for LIBOR rate loans and 1.50% to 2.00% for base rate loans. The base rate is established as the highest of (i) the rate which Regions Bank announces, from time to time, as its prime lending rate, (ii) daily one-month LIBOR plus 1.0% per annum and (iii) the federal funds rate plus 0.50% per annum. The unused portion of the revolving credit facility will be subject to a commitment fee calculated based upon our Consolidated Leverage Ratio ranging from 0.375% to 0.50% per annum. Upon any event of default, the interest rate shall, automatically upon the occurrence and during the continuance of any payment event of default (as defined therein) and otherwise upon the request of the lenders holding a majority of the commitments, be increased by 2.0% per annum on the principal amount of all outstanding obligations under the revolving credit facility for the period during which the event of default exists.

We expect that our revolving credit facility, as amended and restated, will contain certain customary representations and warranties, affirmative covenants, negative covenants and events of default. We expect the negative covenants to include restrictions on our ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, make restricted payments (including paying distributions), sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness or enter into transactions with affiliates, in each case, subject to certain exceptions.

We also expect that our revolving credit facility, as amended and restated, will require us to maintain a Consolidated Leverage Ratio of not more than 4.00 to 1.00, which may increase to up to 4.50 to 1.00 during specified periods following a permitted acquisition of over $15.0 million, and a minimum Consolidated Interest Coverage Ratio (as defined therein) of not less than 2.75 to 1.00.

Our revolving credit facility, as amended and restated, generally prohibits us from making cash distributions, subject to certain exceptions, which exceptions include the ability to make the distribution to Empire Petroleum Partners, LLC from the proceeds of this offering as described in “Use of Proceeds” and our ability to make cash distributions to unitholders up to the amount of our available cash so long as before and immediately after giving effect to such distribution no event of default exists.

If an event of default under our revolving credit facility occurs, the agent would be entitled to take various actions, including the acceleration of amounts due, termination of the commitments and all remedial actions available to a secured creditor. We expect the events of default to include customary events for a financing agreement of this type, including, without limitation, payment defaults, material inaccuracies of representations and warranties, defaults in the performance of affirmative or negative covenants (including financial covenants), bankruptcy or related defaults, defaults relating to judgments, nonpayment of other material indebtedness and the occurrence of a change in control. In connection with the amendment and restatement of our revolving credit facility, we and our subsidiaries expect to enter into certain customary ancillary agreements and arrangements, which, among other things, provide that the indebtedness, obligations and liabilities arising under or in connection therewith are unconditionally guaranteed by us and each of our existing subsidiaries and each of our future restricted subsidiaries (as such term is defined therein), subject to certain exceptions.

Capital Expenditures

Maintenance capital expenditures are cash expenditures made to maintain, over the long term, our operating capacity or operating income. Examples of maintenance capital expenditures are those made to maintain existing contract volumes or renew existing supply agreements or maintain our real estate leased to dealers and consignment agents in leasable condition. We anticipate that maintenance capital expenditures will be funded with cash generated by operations. We had approximately $0.9 million, $1.4 million and $2.4 million in maintenance capital expenditures for the years ended December 31, 2014, 2013 and 2012, respectively. Maintenance capital expenditures for each of the three month periods ended March 31, 2015 and 2014 were $0.4 million.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of additional motor fuel supply agreements, consignment sites and company-operated sites, to the extent such acquisitions are expected to expand our long-term operating capacity or operating income. We have the ability to fund our expansion capital expenditures primarily through borrowing under our revolving credit facility or issuing new debt or equity securities. We had approximately $98.8 million,

$4.4 million and $31.3 million in expansion capital expenditures for the years ended December 31, 2014, 2013 and 2012, respectively. Expansion capital expenditures for the three months ended March 31, 2015 and 2014 were $69.1 million and $26.3 million, respectively.

Contractual Obligations

The following is a summary of our significant estimated future contractual obligations, including amounts related to operating leases, as of December 31, 2014.

	Payments due by period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 years
	(in thousands)
Revolving credit facility(1)	$88,700	$—	$—	$88,700	$—
Other long-term debt	81	7	6	3	65
Operating lease obligations(2)	58,336	6,029	11,474	9,555	31,278
Gasoline contractual purchase commitments(3)

Total	$147,117	$6,036	$11,480	$98,262	$31,339

(1)	As of December 31, 2014, our revolving credit facility included a $15 million swingline limit and a $35 million letter of credit facility sublimit and a $50 million accordion feature. As of December 31, 2014, we had $88.7 million outstanding under the revolving credit facility, no balance outstanding on the swingline sublimit and $7.2 million of letters of credit issued and outstanding. Pursuant to an amendment of our revolving credit facility, effective as of January 8, 2015, the facility was increased from $150 million to $250 million, the swingline commitment sublimit was increased from $15 million to $25 million and the accordion feature was expanded from $50 million to $75 million. In addition, the amendments extended the maturity date to January 8, 2020 and extended the date on which certain loan covenants are reduced or terminate. The $35 million letter of credit sublimit was unchanged. In connection with the amendment and restatement of our revolving credit facility, we incurred $1.7 million in financing costs that was deferred and will be amortized over the life of the revolving credit facility.
(2)	We lease real property under agreements classified as operating leases. The amounts in the table above indicate minimum lease payments pursuant to these agreements.
(3)	We have a contract with a remaining term of approximately ten years with a supplier that sets forth minimum volume requirements per year and is subject to penalty relating to any shortfalls if the minimum volume requirements are not met. If in any one year period we fail to meet the minimum volume purchase obligation, the seller may impose a penalty of four cents per gallon times the difference between the actual volume purchased and the minimum volume requirement. The minimum requirement for each of the next five years is approximately 143 million gallons per year. The aggregate dollar amount of the future minimum volume purchase requirements is dependent on the number of gallons not purchased below the minimum volume requirement. The amounts and timing of the related payment obligations cannot reasonably be estimated reliably. As a result, payment of these amounts has been excluded from the table above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Impact of Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2014, 2013 or 2012 or the three months ended March 31, 2015.

Critical Accounting Policies

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Use of Estimates

We prepare our consolidated financial statements in conformity with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The significant estimates and assumptions that affect our accompanying consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, depreciation and amortization periods, future obligations for asset retirement, impairment of long-lived assets, the recognition and impairment of goodwill and other intangible assets. Actual results and outcomes could differ from management’s estimates and assumptions. On a historical basis the estimates used have not resulted in any material adjustments to our financial statements and we do not expect any future material adjustments because we re-evaluate our estimates on a regular basis after consideration of current facts and circumstances.

Property and Equipment, Net

Property and equipment are recorded at cost, except for those assets acquired through acquisition which are recorded at fair value on the date of acquisition under the acquisition method of accounting. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the leasehold improvements.

Inventory

Fuel and merchandise inventories are stated at the lower of cost, using the first-in, first-out method, or market value. Motor fuel pricing is subject to significant volatility as a result of local competitive factors and global macroeconomic factors. Historically, our motor fuel inventory has turned over within eight to nine days, which partially mitigates pricing volatility, and, accordingly, we have not recorded any material adjustments to our inventory valuation. In the future, we expect that our total motor fuel inventory valuation will increase primarily as a result of the acquisition of additional consignment sites.

Impairment of Long-Lived Assets

We are required to review long-lived assets for impairment whenever events or changes in circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, then the carrying value is written down to estimated fair value through additional depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of asset. Because there is a lack of quoted market prices for our long-lived assets, the fair value of potentially impaired assets is determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or, where possible, based on a multiple of operating cash flow validated with historical market transactions of similar assets.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future prices, operating costs and capital project decisions, considering all available evidence at the date of review. Our management concluded that there were no impairments during the years ended December 31, 2014, 2013 or 2012.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of a business acquired and is allocated to our respective reporting units in which such goodwill arose. In the event we dispose of a business, as defined under GAAP, from a reporting unit with goodwill, which is less than the entire reporting unit, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill allocated to the business is based on the relative fair value of the business for the reporting unit.

Goodwill is not amortized, but instead is tested for impairment at least annually during the fourth quarter of each year through an assessment of whether or not it is more-likely-than-not, based on a qualitative assessment that the fair value of a reporting unit is less than its carrying value. The qualitative criteria that we use includes an analysis of (1) comparisons of prior valuations of reporting units to current carrying value; (2) sensitivity analysis of discount and long-term growth rates used in valuations previously prepared that would impact the reporting unit’s fair value; and (3) significant changes to the business model since the last reporting date. Such goodwill may also be tested for impairment between annual tests if the presence of impairment indicators arise, including, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) a substantial decline in the value of the business; (c) unanticipated competition; (d) the loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) a realignment of our resources or restructuring of our existing business in responses to changes to industry and market conditions; (g) the testing for recoverability of a significant asset group within a reporting unit; or (h) the existence of higher interest rates than were included in the discount rate used in the impairment analysis.

The Company made its annual goodwill assessment in the fourth quarter of 2014, 2013 and 2012 and determined that no impairment charge was required. In 2013, based on the disposal of a business component in one of our reporting units, the Company determined that further quantitative analysis was required in order to ensure that the reporting unit’s fair value exceeded its remaining carrying value. Upon further assessment no impairment was required as a result of this disposition.

We have historically grown through acquisitions, which has resulted in the recognition of goodwill for the excess cost over the fair value of net assets acquired. Our goodwill is not amortized but is tested at least annually during the fourth quarter of each year. The impairment assessment relies on certain inputs such as the weighted-average cost of capital that is developed using standard methodologies that are subject to interpretation. We have not historically recognized any impairment of our goodwill and expect to continue to rely on standard valuation methodologies and inputs and the assistance of independent third party valuation experts in making future impairment assessments.

Intangible Assets, Net

In connection with business combinations, we record identifiable intangible assets at fair value existing at the date of the acquisitions. Identifiable intangible assets consist of motor fuel supply agreements, non-compete agreements, a transportation agreement, in-place leases and trade names. Amortization of intangible costs is provided using the straight-line method over their respective estimated useful lives, generally ranging from 1 to 38 years. We are required to review our amortized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset might not be recoverable. An impairment loss is recognized if the carrying value exceeds the fair value. Management concluded that our intangible assets were not impaired during the years ended December 31, 2014, 2013 or 2012.

Environmental Costs

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as assets when their receipt is probable and estimable.

Revenue Recognition

Revenue from motor fuel sales is recognized when delivery is made for wholesale motor fuel sales and at the point of sale for retail motor fuel sales. We charge our dealers for transportation costs, which are included in revenue and cost of sales. Retail merchandise sales are recognized at the point of sale. Revenue from leases of real estate is recognized on a straight-line basis over the terms of the tenant leases. All revenue is reported net of any sales and excise taxes due to governmental agencies.

Cost of Sales

We include in cost of sales from motor fuel sales all costs incurred to acquire motor fuel, including the costs of purchasing and transporting motor fuel prior to delivery to dealers, net of any purchase discounts or incentives. Cost of sales does not include any depreciation of our property, plant and equipment as these amounts would not be significant to cost of sales. Amortization expense related to our intangible assets is excluded from cost of sales because those assets are not directly associated with the cost of providing wholesale motor fuel distribution services. Depreciation, amortization and accretion expenses are separately classified in our consolidated statement of operations.

Vendor Rebates / Dealer Incentives

From time to time, we receive rebates from the major oil companies from which we purchase motor fuel under structured programs based on the volume of fuel purchased as specified in the applicable fuel purchase agreements. These volume rebates are recognized as a reduction of fuel cost of sales over the life of the contract with the major oil company when the amounts to be earned are probable and estimable, typically on a straight-line basis over the term of the fuel purchase agreement.

Our historical results of operations include incentive rebates received from major oil companies, generally based on tiered volumes of motor fuel purchased. We recognize these rebates on a straight-line basis as a reduction to cost of sales over the period to which the program relates. We recognize incentive rebates based on estimated tiered volumes that are generally settled with each major oil company on a quarterly basis. Accordingly, we have not historically recorded any material adjustments to our financial statements as a result of the way we have booked our rebates. In the future, we expect that our incentive programs with major oil companies will change as a result of increased volumes of motor fuel purchased primarily as a result of additional motor fuel supply agreements that we acquire. At such time, we will revise our estimates accordingly, but we do not expect to make any material adjustments to our financial statements because of the frequency with which most of our programs are settled.

We may also receive incentive payments from major oil companies to defray the costs of branding and imaging improvements provided to our dealers. Generally, the branding allowances received are deferred and recorded as a reduction of fuel cost of sales as earned over the term of the fuel purchase agreement.

We may also provide our dealers with similar rebates and upfront payments to enter into supply agreements with us. Costs incurred for rebates are expensed as incurred as a reduction to sales. Upfront incentives paid to dealers in return for entering supply agreements with us are deferred and recognized over the life of the contract as a reduction to sales on a straight-line basis.

Acquisitions Accounted for Under ASC 805, Business Combinations

The purchase prices for our acquisitions are allocated to net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair value. Determining the estimated fair value of acquired assets and liabilities requires professional judgment and other inputs that may be subjective in nature. Under ASC 805, estimates used in arriving at fair value of net tangible and identifiable assets may be revised during a one-year measurement period. Historically, we have not recorded adjustments to acquisitions outside the measurement period.

Income Taxes

We are treated as a partnership for income tax purposes and our income, deductions, losses and credits flow through to the returns of our partners. As a result, we have excluded income taxes from these consolidated financial statements, except for certain states that tax partnerships. Any interest and penalties associated with these income taxes are included in the provision for income taxes. We perform an annual review for any uncertain tax positions and will record expected future tax consequences of uncertain tax positions in our consolidated financial statements. At December 31, 2014 and 2013, we did not identify any uncertain tax positions.

Discontinued Operations

We account for disposals deemed to be discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations (“ASC 205-20”). We determine whether the group of assets being disposed of comprises a “component” of the entity, which requires cash flows that can be clearly distinguished from the rest of the entity. We also determine whether the cash flows associated with the component have been or will be eliminated from our ongoing operations as a result of the disposal transaction and whether we have any significant continuing involvement in the operations of the component after disposal. If these determinations result in a positive response, the results of operations of the component being disposed of, as well as the gain or loss on disposal are aggregated for separate presentation apart from our continuing operating results in our consolidated statements of operations. Please read “Note 17—Discontinued Operations” in the unaudited historical consolidated financial statements of Empire included elsewhere in this prospectus. Interest expense is allocated among all reporting units based on management’s estimate of each reporting unit’s relative carrying value to the total carrying value of all reporting units. An allocation of interest expense charged to discontinued operations is based on the debt directly attributable to the business or activities being disposed.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Market risk is the potential loss arising from adverse changes in the financial markets, including interest rates. Our exposure to interest rate risk relates primarily to our revolving credit facility. All amounts borrowed under our revolving credit facility are, and will be, subject to interest rate risk. Upon closing of this offering, we expect to have $             million outstanding under our revolving credit facility.

To manage interest rate risk and limit overall interest cost, we have employed in the past, and may employ again in the future, interest rate swaps to convert a portion of the floating-rate debt under our revolving credit facility to a fixed-rate liability. As of December 31, 2014, we did not have any swap agreements outstanding. As of December 31, 2014, we had no other assets or liabilities that have significant interest rate sensitivity.

Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. Gains and losses are recognized in net income.

Commodity Price Risk

We have no exposure to commodity price volatility when distributing motor fuel to dealer-operated sites because we are able to pass on the cost of motor fuel to the dealers. We distribute approximately 76% of our motor fuel to dealer-operated sites. While we do not have exposure to commodity price volatility when distributing motor fuel to dealer-operated sites, we do have limited exposure to commodity price volatility in both our retail and wholesale segments. As motor fuel prices increase, the margins we realize in our retail segment generally decrease and as motor fuel prices decrease, the margins we realize generally increase, in each case as a result of the delay with which retail prices respond to wholesale price changes. These trends are partially offset by the impact of changes in motor fuel prices on our prompt payment incentives in our wholesale segment, which are generally calculated as a percentage of the total purchase price of the motor fuel we distribute.

INDUSTRY

Unless otherwise stated, the following information is derived from the most current information available from the United States Energy Information Administration, or the EIA, the statistical and analytical agency within the United States Department of Energy.

The United States Motor Fuel Industry

Motor fuel, which includes gasoline and diesel fuel, is the largest subset of the broader category of refined petroleum products. In 2014, the United States consumed approximately 292 billion gallons of refined petroleum products, and consumption of motor fuel accounted for approximately 68% of this total. Motor fuel is primarily used in automobiles and trucks, but is also used to fuel boats, recreational vehicles and farm and other equipment. In 2013, retail sales of gasoline and on-highway diesel, which is diesel used in motor vehicles, totaled approximately $631 billion.

Motor Fuel Supply Chain

The United States is divided into five separate Petroleum Administration Defense Districts (“PADDs”) as it relates to refined petroleum product supply, delivery and usage. Our operations are primarily focused on PADDs I (East Coast), II (Midwest), and III (Gulf Coast) which have annual crude oil refining capacities of 20 billion, 58 billion and 140 billion gallons, respectively, representing approximately 80% of total domestic refining capacity. In 2014, PADD I, II and III refineries produced approximately 82% of the total gasoline and diesel fuel supplied domestically. After crude oil is refined into motor fuel and other petroleum products, it must be distributed to facilities that service consumers. The majority of motor fuel is transported first by pipeline to storage terminals near consumption areas and then delivered by truck to individual retail fuel outlets.

The following diagram illustrates the various components of the motor fuel value chain.

(1)	As of January 2015, according to Petroleum Trends International, Inc.
(2)	As of January 2015, according to the National Association of Convenience Stores.

Gasoline Demand Overview

Gasoline is the predominant fuel used in automobiles and light trucks in the United States. As illustrated in the following chart, gasoline consumption in the United States has increased at a compound annual growth rate of approximately 1% over the past 31 years from 103 billion gallons in 1984 to 137 billion gallons in 2014.

U.S. Product Supplied of Finished Motor Gasoline

Source: Energy Information Administration. According to the EIA, “U.S. Product Supplied of Finished Motor Gasoline” approximately represents consumption of finished motor gasoline.

United States gasoline consumption has historically exhibited steady growth, increasing in 55 of the 69 years in the period from 1945 to 2014. In general, down years in gasoline consumption have largely been driven by external shocks or other unusual conditions in the broader economy. Gasoline demand is driven primarily by general population growth and driving patterns as well as by economic, geographic and demographic factors. Demand is also correlated with the unemployment rate. Demand from 2007 to 2012 decreased due to recession related factors and improved fuel efficiency in new vehicles, but increased 1.6% and 0.9% in 2013 and 2014, respectively, in conjunction with increased economic activity. Gasoline demand is also relatively uncorrelated with the price of gasoline. During the period from 2000 to 2014, aggregate annual gasoline demand exhibited a relatively low 1.9% correlation coefficient with the annual average retail price of gasoline, demonstrating the relative price inelasticity of consumers.

Diesel Demand Overview

Diesel is principally consumed in the United States by large trucks but is also used by electricity generators, railroad locomotives, farming equipment, military vehicles and engines and some cars and light trucks. On-highway diesel consumption in the United States has increased at a compound annual growth rate of 2.8% over the past 30 years from 16 billion gallons in 1984 to 37 billion gallons in 2013. Because it is primarily used for commercial and industrial transportation, on-highway diesel demand tends to be more closely correlated with commercial and industrial activity than gasoline.

Motor Fuel Demand Projections

According to the EIA, motor fuel consumption will decline at an annual rate of 0.4% per year through 2040. In the EIA’s 2014 baseline projections, consumption of gasoline through 2040 is projected to decline at an annual rate of 1.1% while consumption of diesel fuel is projected to increase at an annual rate of 0.9%. These forecasts contemplate both increased fuel economy standards and overall increases in transportation demand, which are the primary drivers during the EIA’s forecast periods.

Motor Fuel Products and Brand Dynamics

In general, motor fuel is a homogenous commoditized product. Gasoline is typically sold by octane grades: regular, midgrade and premium. In 2014, 84% of United States gasoline sales were regular grade, 6% were midgrade and 9% were premium grade. In contrast to gasoline, on-highway diesel is not generally available in different grades. One way in which wholesale and retail distributors engage in product differentiation is to purchase specialized motor fuel blends from major oil companies and refiners such as BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero. These companies have substantial influence over the wholesale distribution system and have extensive networks for bringing their fuel to retail markets.

Regional and Seasonal Demand Patterns

Motor fuel consumption patterns differ across regions as a result of various determinants of demand including population, demographics, weather and regional economic activity. The availability of alternative fuels, petroleum transportation costs and other factors are also important in understanding regional demand patterns. We primarily conduct business in PADDs I, II and III, which collectively accounted for 79% of total motor fuel consumption in the United States in 2013. The following map illustrates the breakdown of motor fuel consumption, including gasoline and diesel, by millions of gallons across the United States in 2013.

Source: Energy Information Administration.

PADDs I, II and III, which encompass our core markets, account for nearly 80% of each of miles driven, total gasoline consumption and total population in the United States, or the “Select Market Drivers.”

Furthermore, nine out of the top ten states for each of the Select Market Drivers are in PADDs I, II and III. The following charts show the top 10 states for each of the Select Market Drivers.

Top 10 States for Select Market Drivers

Rank	State	PADD	Miles Driven in 2014 (MMs)(1)	State	PADD	Total Consumption in 2013(2)	State	PADD	Total Population (MMs)(3)
1	CA	V	329,582	TX	III	19,679	CA	V	38.8
2	TX	III	252,894	CA	V	18,488	TX	III	27.0
3	FL	I	197,144	FL	I	10,311	FL	I	19.9
4	NY	I	126,062	NY	I	7,750	NY	I	19.7
5	OH	II	113,302	PA	I	7,686	IL	II	12.9
6	GA	I	111,676	OH	II	7,092	PA	I	12.8
7	NC	I	105,541	IL	II	6,592	OH	II	11.6
8	IL	II	104,803	GA	I	6,454	GA	I	10.1
9	PA	I	99,020	MI	II	5,799	NC	I	9.9
10	MI	II	96,157	NC	I	5,595	MI	II	9.9

Note:	Shading reflects states in which we distribute over 10 million gallons annually.

Sources: (1) U.S. Department of Transportation, (2) Energy Information Administration (Gasoline and Diesel in millions of gallons), (3) U.S. Census Bureau.

Motor fuel sales exhibit some seasonality due to increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months, increasing the demand for motor fuel. Therefore, the volume of motor fuel distributed is typically somewhat higher in the second and third quarters of the calendar year. In addition, the price of fuel can vary throughout the year and is typically higher in the spring and summer months in accordance with the higher demand. January and February tend to mark the low-end of the demand season for gasoline whereas July and August tend to mark the high-end of the demand season. Since 2005, January and February gasoline consumption averages have been approximately 3% to 10% below the monthly average for each year whereas July and August have both been approximately 5% above the monthly average. On-highway diesel does not typically exhibit the same seasonal variation in consumption due to the relative insensitivity of commercial and industrial activity to seasonal weather patterns. The following chart illustrates the seasonality of gasoline demand with a summary of the average demand in each month from 2005 to 2014.

2005—2014 Average Monthly Gasoline Demand as a % of Total Annual Demand

Source:	Energy Information Administration.

Wholesale Motor Fuel Distribution

Overview

The wholesale motor fuel distribution industry consists of sales of branded and unbranded gasoline and on- and off-highway diesel to retail fuel outlets, other wholesale distributors and commercial consumers. Wholesale distributors purchase branded and unbranded motor fuel from major oil companies and refiners and take delivery of the purchased motor fuel at a distribution terminal. In general, wholesalers motor fuel profits are not heavily influenced by crude oil prices or final retail prices due to contractual margins in their fuel purchase and supply agreements. The price at which a wholesale distributor generally purchases motor fuel from a major oil company or refiner at the terminal is referred to as the rack price, which is influenced primarily by crude oil prices and includes the refiners profit on the motor fuel.

Wholesale distributors typically sell motor fuel to their customers at either “rack plus” prices or “dealer tank wagon” prices, also referred to as “DTW”:

•

“Rack plus” pricing is the rack price plus a margin that represents the profit to the wholesale distributor. Transportation, taxes, insurance and other services to the wholesale distributor’s customers may be charged separately. At a minimum, rack prices typically exceed refinery gate prices (prices set by the refiner as motor fuel leaves the refinery) by the transportation cost to move the motor fuel from the refinery to the terminal, usually by pipeline or by barge.

•

DTW pricing represents the cost of the motor fuel to the customer and includes the profit to the wholesale distributor, taxes, transportation and other costs. Under DTW pricing, the wholesale distributor may provide additional services and benefits to the customer, such as the use of branded trademarks and advertising.

The wholesale motor fuel distribution industry is highly fragmented and is characterized by thousands of wholesale distributors competing for the supply of branded and unbranded fuel. According to Petroleum Trends International, Inc., as of January 2015, there were approximately 4,850 domestic wholesale fuel distributors. Wholesale distributors vary significantly in terms of size and scale. According to SIGMA’s 2014 Statistical Report based on a survey of its members, SIGMA members typically distribute two to four major motor fuel brands, have a geographic focus on one to seven states and distribute 34 to 75 million gallons of motor fuel annually. SIGMA members consist of over 260 motor fuel marketing companies whom SIGMA believes collectively represent over 40% of motor fuel sold in the United States and are typically significantly larger than the average motor fuel distributor.

In recent years, major oil companies’ increasing focus on spending capital, time and resources on upstream activities has caused a significant evolution in the wholesale motor fuel distribution industry. Major oil companies have been reducing their number of relationships with fuel distributors in favor of larger, more creditworthy fuel distributors as counterparties as they continue to reduce downstream and retail operations. As a result, we believe there is a growing opportunity for larger distributors to consolidate fuel distribution networks and relationships across the United States.

Dealers

Wholesale distributors distribute fuel primarily to dealers that operate retail fuel outlets. According to the National Association of Convenience Stores’, or “NACS,” 2015 NACS Retail Fuels Report, the “NACS Report,” there are over 150,000 retail fuel outlets in the United States as of December 31, 2014. This count includes convenience stores, grocery stores, truck stops, traditional gas stations and low-volume locations like marinas. NACS estimates that convenience stores account for over 80% of all fuel purchased in the United States and that over the past ten years the number of convenience stores selling fuel has increased by 15% from 110,895 to 127,588. Approximately 58%, or more than 70,000, of these stores are single store operations. In addition, according to the Directory of Convenience Stores, PADDs I, II and III collectively account for nearly 84% of total convenience stores selling fuel and nine out of the top ten states, based on number of sites, are these PADDs.

Ownership of Convenience Stores Selling Motor Fuel	Convenience Stores Selling Motor Fuel: Top 10 States
	Rank	State	PADD	Stores	% Independent
	1	TX	III	13,112	67%
	2	CA	V	8,661	66%
	3	FL	I	7,975	67%
	4	GA	I	6,002	78%
	5	NC	I	5,516	63%
	6	NY	I	5,221	71%
	7	OH	II	4,576	59%
	8	MI	II	4,242	65%
	9	IL	II	3,951	53%
	10	PA	I	3,898	52%

Note:	Shading reflects states in which we distribute over 10 million gallons of motor fuel annually.

Sources: NACS / Nielsen 2015 Convenience Store Industry Count; Stagnito Business Information’s Directory of Convenience Stores.

The retail gasoline market has become increasingly fragmented and many sites are owned and operated as small independent businesses. Retail fuel outlets were once dominated by major oil companies, but in recent years, major oil companies have significantly reduced their domestic site holdings. As with the wholesale distribution market, major oil companies and refiners have largely exited or sold their convenience and gas store operations to focus on core upstream activities such as exploration and production. According to the NACS Report, as of June 2014, the five largest major oil companies (Chevron, Shell, ExxonMobil, BP North America and ConocoPhillips) collectively owned 443 convenience stores selling fuel, which was less than 0.4% of the total.

While major oil companies and refiners have been withdrawing from retail operations, their brands remain highly visible and approximately half of all retail sites sell fuel under the brand of one of the 15 largest major oil companies, according to the NACS Report. Many of these branded locations are operated by third-party operators who have signed a supply agreement with a particular distributor to sell a specific brand of fuel. The remaining 50% of retail fuel outlets sell “unbranded” fuel. These sites are often owned by companies that have established their own fuel brand (e.g., QuikTrip, Wawa, 7-Eleven) and purchase fuel either on the open market or via unbranded contracts with a refiner or distributor.

Retail Fuel Outlet Operating Arrangements

Wholesale distributors typically distribute motor fuel to sites under one of the following three arrangements:

•

Dealer-operated sites—The retail fuel outlet is operated by an independent dealer who selects the brand of motor fuel that is sold at the location and negotiates a long-term contract, typically ten years, with a wholesale distributor, major oil company or refiner to purchase motor fuel. Independent dealers typically purchase gasoline in full truckloads of 8,500 gallons and manage their own inventory. The independent dealer sets the retail price of the motor fuel it sells at the retail fuel outlet. The retail fuel outlet could either be owned by the independent dealer, leased from a third party or leased from a wholesale distributor.

•

Consignment sites—The wholesale distributor retains ownership of the motor fuel, retains the right to set the retail price for the motor fuel sold to consumers and receives the actual selling price for each gallon of motor fuel sold. The wholesale distributor pays the consignment agent a commission as compensation for operating the consignment site and for performing certain tasks at the consignment site. The consignment agent retains all remaining retail fuel outlet revenues and expenses and may pay rent to the wholesale distributor for leasing the retail fuel outlet.

•

Company-operated sites—The wholesale distributor owns or leases the retail fuel outlet and conducts the retail operations of the site, including the retail sales of motor fuel and convenience store merchandise and the management of on-site employees. The wholesale distributor, as the operator of the retail fuel outlet, sets and receives the retail price of the motor fuel sold to consumers.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,320 retail fuel outlets across 27 states and the District of Columbia, making us one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. Our motor fuel distribution network serves retail fuel outlets, which we refer to as “sites,” primarily in our four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, we distributed approximately 935 million gallons of motor fuel under most major fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero.

We distribute motor fuel to:

•	1,067 sites operated by independent dealers, which we refer to as “dealer-operated sites”;

•	200 sites operated by independent consignment agents, which we refer to as “consignment sites,” where we sell motor fuel directly to consumers but do not operate the sites; and

•	57 sites that we operate, which we refer to as “company-operated sites.”

The following map depicts the markets that our distribution network serves.

We believe that our long-term, fixed-margin motor fuel supply agreements with independent dealers provide us with stable and predictable cash flow that will support consistent distributions to our unitholders. We intend to grow our business primarily through acquisitions of wholesale fuel supply agreements, which we believe will add to the scale, stability and diversification of our motor fuel distribution network. Since 2011, we have pursued an acquisition growth strategy and have successfully completed 12 acquisitions, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% from 165 million gallons in 2011 to 919 million gallons in 2014, pro forma for the Recent Acquisitions.

In our wholesale motor fuel distribution business, we distribute motor fuel to independent dealer-operated sites pursuant to long-term, fixed margin supply agreements. In addition, following the closing of this offering, we will distribute motor fuel to our consignment sites and company-operated sites pursuant to a long-term, fixed-margin supply agreement, or the “Empire Supply Agreement,” that we will enter into with Empire Services. Please read “—Our Business and Properties—Wholesale Motor Fuel Distribution—Empire Supply Agreement.”

Under our supply agreements with dealers, we typically receive a fixed margin, expressed in cents per gallon, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Due to the large volume of motor fuel that we purchase, we typically benefit from volume rebates and prompt payment incentives from most major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors. Pursuant to the Empire Supply Agreement, we will receive a fixed margin per gallon, in addition to the cost of purchasing and delivering the motor fuel, for motor fuel that we distribute to our consignment sites and company-operated sites. For the three months ended March 31, 2015, pro forma for the Recent Acquisitions and the Empire Supply Agreement, the total gross margin per gallon that we received from the wholesale distribution of motor fuel, including fixed margins, rebates and incentive payments, was 4.5 cents per gallon, and our gross profit from the wholesale distribution of motor fuel was approximately $10.2 million, or 59% of our total gross profit. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, the total gross margin per gallon that we received from the wholesale distribution of motor fuel, including fixed margins, rebates and incentive payments, was 4.6 cents per gallon, and our gross profit from the wholesale distribution of motor fuel was approximately $42.4 million, or 53% of our total gross profit.

Our supply agreements with dealers generally have an initial term of 10 years and, as of May 31, 2015, had a volume-weighted average remaining term of approximately 10.2 years. These agreements obligate dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, 74% of the volume that we distributed to dealer-operated sites was supported by these minimum volume commitments. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we are able to pass on the cost of motor fuel to the dealers. We typically purchase motor fuel only after receiving a dealer order and we hold title to the fuel only for the intraday period required for delivery. Please read “—Our Business and Properties—Wholesale Motor Fuel Distribution.”

Since 2011, we have grown considerably through acquisitions and have increased our annual volume of distributed motor fuel at a compound annual growth rate of 77% as of December 31, 2014. The table below illustrates our growth and the historical volumes distributed to dealer-operated sites, consignment sites and company-operated sites.

	Motor Fuel Distributed
	Year Ended December 31,					Twelve Months Ended March 31, 2015 Pro Forma(2)
	2011	2012	2013	2014	2014 Pro Forma(1)	Fuel Volume	Percentage of Total
	(gallons in millions)
Dealer-Operated Sites	137	277	326	453	695	711	76%
Consignment Sites	17	32	51	50	144	144	15%
Company-Operated Sites	11	39	37	45	80	80	9%

Total	165	348	414	548	919	935	100%

(1)	Pro forma for the Recent Acquisitions. Does not include gallons attributable to one acquisition completed in March 2015.
(2)	Pro forma for the Recent Acquisitions.

We purchase motor fuel primarily from major oil companies pursuant to motor fuel purchase agreements. We are a distributor of most major motor fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero, as well as unbranded motor fuel. We believe that the variety and large volume of branded and unbranded motor fuel that we distribute is one of our key competitive advantages over many other wholesale motor fuel distributors. For example, we are currently able to offer most major brands of motor fuel to our dealers whereas, according to SIGMA, the average member of SIGMA offered four or fewer of the approximately 15 major brands of motor fuel in 2014. As an independent wholesale distributor with strong, unbiased relationships with a diverse group of major oil companies, we are able to tailor our distribution of specific brands to dealers in geographic regions with demonstrated brand preferences. For example, we are the second largest distributor of Shell-branded fuel in Texas, the third largest distributor of Phillips 66-branded fuel in the Midwest, one of the five largest distributors of BP-branded fuel in Georgia and one of the ten largest distributors of Chevron-branded fuel across six southern states from Texas to Florida. Additionally, because we distribute a substantial volume of multiple fuel brands, we are able to take advantage of favorable rebates and incentives from most of the major oil companies with whom we do business, some of which may not be available to smaller wholesale distributors.

In addition to income from our wholesale distribution of motor fuel, we receive income from retail sales of motor fuel to consumers at consignment sites and company-operated sites. Following the closing of this offering, we will sell motor fuel directly to consumers at consignment sites and company-operated sites through Empire Services. We also receive income from sales of convenience store merchandise at company-operated sites. For the three months ended March 31, 2015, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers, sales of convenience store merchandise and site leases was approximately $3.6 million, $3.0 million and $0.4 million, or 21%, 18% and 2% of our total gross profit, respectively. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers, and sales of convenience store merchandise and site leases was approximately $22.2 million, $15.0 million and $0.8 million, or 27%, 19% and 1% of our total gross profit, respectively.

We also receive rental income from 119 sites that we lease or sublease to dealers or consignment agents. Our site leases and subleases are generally long-term leases that run concurrently with the related supply agreement or consignment agreement and, as of May 31, 2015, had an average remaining term of 3.1 years. Rents under our site leases or subleases vary depending on location, type of site, local competition and other market factors. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, our gross profit net of rent expense from site leases and subleases was approximately $0.9 million, or 1% of our total gross profit.

For the three months ended March 31, 2015 and the year ended December 31, 2014, pro forma for the Recent Acquisitions, we had gross profit of $17.2 million and $80.4 million, Adjusted EBITDA of $6.7 million and $38.9 million, and net income of $1.7 million and net loss of $3.2 million, respectively. Please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures” for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP.

The chart below depicts our historical Adjusted EBITDA, which has grown at a 116% compound annual growth rate from 2012 through 2014, pro forma for the Recent Acquisitions, as well as our historical Adjusted EBITDA per gallon of fuel distributed, which reflects our stable margins and the predictable scalability of our business as we have grown our motor fuel distribution volume by acquiring additional sites and supply agreements.

(1)	Pro forma for the Recent Acquisitions.

Our Relationship with Empire

We benefit from our relationship with Empire, a Dallas-based private company, and its equityholders. In connection with the closing of this offering, Empire will contribute substantially all of its assets and liabilities to us and will continue to own and control our general partner. In addition, our omnibus agreement will provide that Empire grant us a right of first offer, which we refer to as the “Empire Right of First Offer,” for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party. However, Empire is under no obligation to offer to sell any assets to us (including the assets covered by the Empire Right of First Offer), unless and until it otherwise intends to dispose of such assets, and we are under no obligation to buy any assets from Empire.

Empire is controlled by AIM, a group of private investment funds. Two of Empire’s equityholders, Atlas and Mansfield, are engaged in fuel supply, logistics and services operations in the United States. We believe that these equityholders provide us with additional industry knowledge and relationships and increase our potential for future accretive growth opportunities. For more information regarding Atlas and Mansfield, please read “—Recent Acquisitions.”

In addition, Atlas has granted Empire a purchase option until January 2020 on any retail motor fuel business that Atlas sources during such period, and this purchase option will be contributed to us in connection with this offering. Please read “—Atlas Purchase Option.”

We believe that Empire and its equityholders have a strong incentive to support our business and our growth. After the completion of this offering, Empire will own         % of our common units and all of our subordinated units (representing an aggregate        % limited partner interest in us), as well as approximately 91.4% of our general partner, which owns a non-economic general partner interest in us and will own all of our incentive distribution rights. The remaining approximately 8.6% interest in our general partner will be owned by members of our management team.

Our Business Strategies

Our primary business objectives are to maintain stable cash flow and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

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Grow Our Motor Fuel Distribution Volume Through Accretive Acquisitions. Since 2011, we have grown our motor fuel distribution volume at a compound annual growth rate of 77% as of December 31, 2014, through 12 acquisitions, ten of which were sourced outside of a competitive auction process. We intend to continue to leverage our dedicated acquisition team, as well as our relationships with dealers and Empire’s equityholders, to source accretive acquisition opportunities pursuant to the following strategies:

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Capitalize on Highly Fragmented Distributor Market. According to Petroleum Trends International, Inc., as of January 2015, there were approximately 4,850 domestic wholesale fuel distributors, reflecting the fragmented nature of our industry. In addition, in recent years, major oil companies have been increasing the minimum volume, scale and credit requirements for their motor fuel distribution partners. As a result, we believe there is considerable opportunity for consolidation in our industry given the large number of wholesale fuel distributors with limited scale that may consider selling their businesses.

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Focus on Acquiring Wholesale Volume with Stable, Fixed-Margin Cash Flow. We intend to focus on maintaining stable, fixed-margin cash flow generated primarily under long-term wholesale motor fuel supply agreements. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from wholesale motor fuel distribution was approximately $42.4 million, or approximately 53% of our total gross profit, and we intend to increase this percentage over time. We will therefore generally prioritize acquisition opportunities that will rapidly increase the volume of motor fuel that we distribute in our wholesale business rather than focusing on acquisitions of company-operated sites or real estate. By increasing our wholesale motor fuel distribution volume, both through multi-site acquisitions and single-site additions, we believe that we will be able to realize improved purchasing power and leverage our flexible and scalable distribution platform, thus expanding our opportunities for particularly accretive acquisitions.

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Target Growth in Existing Core Markets and Opportunistically Expand into New Markets. We believe that targeting acquisitions in and around our current core markets will allow us to improve our purchasing power with major oil companies and leverage our existing personnel in these markets. In addition, we have a proven ability to expand into and quickly achieve scale in new markets, and we will continue to evaluate acquisition opportunities in new markets. We intend to pursue high-quality assets in attractive markets and focus on the acquisition of long-term wholesale motor fuel supply agreement portfolios.

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Focus on Dealer-Operated Sites and Maintain Independence. We will continue to focus on wholesale motor fuel distribution to dealer-operated sites. We intend to strengthen our relationships with dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. Unlike some of our competitors, as an independent wholesale distributor, we are able to maintain alignment of interests with our dealers and avoid direct competition with them in most circumstances. While we will acquire and operate sites in select situations, our strategy is to ultimately lease most of the sites we acquire to dealers and generate stable, fixed-margin cash flow from long-term wholesale motor fuel supply agreements and rental income. We believe that our dealer focus will continue to strengthen our reputation and allow us to organically grow our business by entering into supply agreements with new dealers and more favorable long-term supply agreements with dealers with whom we have existing relationships.

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Continue to Develop and Capitalize on Our Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States, and we distribute a wide variety of fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero. Over 85% of the motor fuel that we distribute, pro forma for the Recent Acquisitions, is branded motor fuel. We intend to continue to leverage our relationships with major oil companies to provide attractive pricing to our dealers, grow our wholesale motor fuel distribution volume and enhance our cash flow. As our wholesale distribution business continues to grow, we expect to benefit from more favorable prompt payment incentives, volume rebates, procurement costs and other economies of scale.

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Maintain Financial Flexibility and Conservative Leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure, which we believe will allow us to take advantage of attractive acquisition opportunities. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility, as amended and restated. This facility also has a $100 million accordion feature. We believe that this borrowing capacity, together with our cash from operations and our ability to access the debt and equity capital markets will allow us to fund potential future acquisitions and our working capital needs.

Our Competitive Strengths

We believe we will be able to execute our business strategies successfully because of the following competitive strengths:

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Stable Cash Flow from Long-Term, Fixed-Margin Wholesale Supply Agreements with Limited Commodity Exposure. We generate revenue primarily through long-term, fixed-margin wholesale motor fuel supply agreements with dealers. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, approximately 76% of our motor fuel sales by volume were made to dealers pursuant to fixed-margin supply agreements, approximately 90% of which were long-term contracts. Our supply agreements generally have an initial term of 10 years and, as of May 31, 2015, had a volume-weighted average remaining term of approximately 10.2 years. These supply agreements require our dealers to purchase motor fuel exclusively from us and typically contain minimum volume commitments. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, minimum volume commitments represented approximately 74% of the volume that we distributed to dealer-operated sites. When distributing motor fuel to dealer-operated sites, we have no commodity price exposure because we pass on the cost of motor fuel to dealers. The transportation costs that we incur are also passed through to dealers.

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Proven Track Record of Volume Growth Through Acquisitions and Scalable Platform. We have a proven track record of volume growth and a dedicated acquisition team that identifies, evaluates, executes and integrates acquisition opportunities that drive accretive growth. Since 2011, we have successfully completed 12 acquisitions, ten of which were sourced outside of a competitive auction process, increasing our annual volume of distributed motor fuel at a compound annual growth rate of 77% as of December 31, 2014. Four of the 12 sellers in our acquisitions since 2011 now hold equity interests in Empire and have extensive contacts throughout the motor fuel distribution industry. These acquisitions expanded our geographic footprint from 11 states to 27 states and established relationships with 4 additional major oil companies. We believe that our dedicated acquisition team, along with our relationships with dealers and Empire’s equityholders, position us to successfully pursue accretive acquisitions in our highly fragmented industry. In addition, we have demonstrated that our business is predictably scalable. From 2012 to 2014, pro forma for the Recent Acquisitions, our Adjusted EBITDA per gallon increased steadily each year from 2.4 cents per gallon to 4.2 cents per gallon, highlighting the benefits of the growing economies of scale we expect to continue to realize going forward. We believe that our dedicated acquisition team, along with our relationships with dealers and Empire’s equityholders, position us to successfully pursue accretive acquisitions in our highly fragmented industry. We expect continued consolidation within our industry and we regularly evaluate acquisition opportunities and have identified numerous potential targets that we believe would significantly increase the volume of motor fuel that we distribute and further leverage our scalable platform. Our economies of scale enable us to make financially and operationally accretive acquisitions, both in and around our core markets and in new markets, without significantly increasing personnel or other operating expenses. We are able to efficiently utilize our existing sales force and operational personnel to manage an increasing number of dealers in a given market.

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Leading Independent Wholesale Distributor and Strong Relationships with a Diversified Dealer Base. Unlike some of our competitors that are more focused on company-operated sites, we are an independent wholesale distributor primarily focused on motor fuel distribution to independent dealer-operated sites, which limits the competitive tension between our dealers and us. We have established strong relationships with our dealers by focusing on customer service, offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. We believe that our ability to offer most major motor fuel brands of motor fuel enables our dealers to satisfy market preferences, which contributes to our broad appeal. Our dealer base is highly diversified and no single dealer accounts for more than 5% of our volume. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, each site accounted for only 0.1% of our total volume, on average, and our top five dealers by volume, collectively, accounted for 61 of the sites we serve and less than 10% of total volume.

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Favorable Fuel Purchase Agreements Through Our Scale and Strong Relationships with Major Oil Companies. We are one of the largest and most geographically diversified independent wholesale motor fuel distributors in the United States, and we believe that we can leverage our size and strong relationships with major oil companies to obtain favorable terms in our fuel purchase agreements. Major oil companies continue to raise the minimum volume, scale and credit requirements for their motor fuel distribution partners. We believe this benefits us, given the volume of motor fuel we purchase, the size of our motor fuel distribution network, our creditworthiness and our growth strategy. In addition, the fact that we are not dependent on any single brand provides us leverage in negotiating pricing terms with major oil companies.

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Financial Flexibility to Fund Acquisitions. At the closing of this offering, we expect to have available borrowing capacity of approximately $173 million under our $250 million revolving credit facility. This facility also has a $100 million accordion feature. We believe that the borrowing capacity available under our revolving credit facility, together with our cash flow from operations and our ability to access the debt and equity capital markets, will provide us with the financial flexibility to fund future acquisitions. Additionally, we believe that our ability to make acquisitions with both cash and partnership interests will expand our universe of potential acquisition opportunities and help us pursue further accretive growth for our unitholders.

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Our Experienced and Incentivized Management Team. With an average of over 20 years of industry experience, our management team has a proven ability to build relationships with dealers and major oil companies, acquire and develop motor fuel distribution assets, integrate acquisitions and grow operations while maintaining financial discipline. Prior to joining Empire, our chief executive officer, with the assistance of our chief operating officer, led the expansion of Murphy USA’s retail operations from zero to nearly 4 billion gallons of motor fuel sold annually over a span of 13 years. We believe that our management team will be a key advantage to us as we seek to acquire new businesses and assets in the future and pursue further accretive growth for our unitholders. Additionally, our management team will collectively own approximately 8.6% of our general partner, further incentivizing the successful implementation of our growth strategy.

Our Business and Properties

We are a growth-oriented Delaware limited partnership primarily engaged in the wholesale distribution of motor fuel under long-term, fixed-margin supply agreements. We distribute motor fuel to over 1,320 sites across 27 states and the District of Columbia and are one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, we distributed approximately 935 million gallons of motor fuel. Of the sites we serve, 91% are located in our four core markets of Texas, the Southeast, the Great Lakes and Mid-Atlantic regions of the United States. The table below sets forth the volume of motor fuel that we distributed to each of our markets for the twelve months ended March 31, 2015.

	Motor Fuel Distributed
	Dealer-Operated Sites	Consignment and Company- Operated Sites	All Sites
Market			Fuel Volume	Percentage of Total
	(gallons in millions)
Texas	224	68	292	31%
Southeast	211	35	246	26%
Great Lakes	158	71	229	25%
Mid-Atlantic	60	36	96	10%
Other	58	14	72	8%

Total	711	224	935	100%

Wholesale Motor Fuel Distribution

We purchase motor fuel primarily from major oil companies under our fuel purchase agreements and distribute it to dealer-operated sites, our consignment sites and our company-operated sites. Approximately 76% of the motor fuel that we distribute is distributed to dealer-operated sites. Our gross profit from wholesale motor fuel distribution was approximately $10.2 million, or approximately 59% of our total gross profit, for the three months ended March 31, 2015, pro forma for the Recent Acquisitions and the Empire Supply Agreement. For the year ended December 2014, pro forma the Recent Acquisitions and Empire Supply Agreement, our gross profit from wholesale motor fuel distribution was approximately $42.4 million, or approximately 53% of our total gross profit.

Supply Agreements

We believe our supply agreements provide us with stable and predictable cash flow and are significantly diversified by dealer and geography. For the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, each site, on average, accounted for only 0.1% of our total volume and our top five dealers by volume, collectively, accounted for 61 of the sites we serve and less than 10% of total volume. In addition, while the substantial majority of our sites are strategically located within our four core markets, no state other than Texas accounted for greater than 16% of our total volume.

Under our supply agreements, we agree to distribute branded or unbranded motor fuel to one or more sites and coordinate transportation and delivery of such motor fuel. We typically receive a fixed margin, expressed in cents per gallon, from our dealers, in addition to the posted purchase price at the motor fuel supply terminal, plus transportation costs and taxes. Our supply agreements require our dealers to purchase motor fuel exclusively from us and also typically require, among other things, that dealers purchase certain minimum fuel volumes and that they maintain the standards established by the applicable brand or, at an unbranded site, by us.

Our cash flow stability and predictability is further enhanced by the long-term nature of our supply agreements and our high renewal rate of expiring agreements. The initial term of most of our supply agreements is 10 years and, as of May 31, 2015, our supply agreements had a volume-weighted average remaining term of 10.2 years. In addition, we have historically demonstrated a high renewal or extension rate of contracts nearing expiration. The following table illustrates the remaining terms of our supply agreements by distributed motor fuel volume.

Remaining Term of Supply Agreement	Percentage of Total Fuel Volume(1)(2)(3)(4)(5)
0-4 Years	29%
4-8 Years	20%
8-12 Years	16%
12-16 Years	15%
16-20 Years	6%
20+ Years	14%

Total	100%

(1)	Fuel volumes based on estimates for the year ending December 31, 2015.
(2)	Fuel supply agreements with extension options exercisable at our discretion are assumed to extend through such extension options.
(3)	Fuel supply agreement terms at sites leased by Empire are assumed to be the longer of the remaining supply agreement term or the remaining lease term (including any lease extension option exercisable at our discretion).
(4)	Fuel supply agreement terms at sites we own are assumed to be 30 years due to our fee ownership of such sites.
(5)	Excludes 57 company-operated sites.

The following table illustrates the distribution of our supply agreements among the types of sites we serve by the number of sites, percentage of total motor fuel volume and volume-weighted average remaining term. The site data included below reflects our distribution network as of May 31, 2015.

Site Type	Number of Sites	Percentage of Total Fuel Volume(1)	Volume- Weighted Average Remaining Term (Years)
Third-Party Owned/Leased(2)	1,167	88%	8.5
Empire Leased from Lessors(3)	41	5%	11.3
Empire Owned(4)	59	7%	30.0

Total(5)	1,267	100%	10.2

(1)	Fuel volumes based on estimates for the year ending December 31, 2015.
(2)	Fuel supply agreements with extension options exercisable at our discretion are assumed to extend through such extension options.
(3)	Fuel supply agreement terms at sites leased by Empire are assumed to be the longer of the remaining supply agreement term or the remaining lease term (including any lease extension option exercisable at our discretion).
(4)	Fuel supply agreement terms at sites we own are assumed to be 30 years due to our fee ownership of such sites.
(5)	Excludes 57 company-operated sites.

Our primary methods for adding dealer-operated sites to our distribution network are acquisitions of supply agreements covering dealer-operated sites and acquisitions of sites that we subsequently lease to dealers with whom we also enter into a related motor fuel supply agreement. Our sales team is responsible for maintaining our existing dealer base through the renewal of existing supply agreements and for organic growth by negotiating supply agreements with new dealers.

We continually seek to increase the number of dealers that we serve through acquisitions of fuel supply agreements from other distributors and by entering into motor fuel supply agreements with new dealers. We evaluate potential dealers based on their creditworthiness and the quality of their site and operations, including the site’s size and location, projected motor fuel volume, projected merchandise sales, overall financial performance and previous operating experience. We may extend credit to certain dealers for three to ten days, subject to our ongoing credit evaluation process.

Empire Supply Agreement

Following the closing of this offering, we will sell motor fuel directly to consumers at our consignment sites and company-operated sites through Empire Services. We will supply motor fuel to Empire Services pursuant to the Empire Supply Agreement. We will receive a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services. Empire Services, in turn, will earn the retail margin on motor fuel sales directly to consumers at our consignment sites and company-operated sites. The Empire Supply Agreement will have a 15-year term and will automatically renew for additional five-year periods unless terminated by us or Empire Services at the end of the initial or any subsequent term.

Sales of Unbranded Fuels

In addition to distributing branded motor fuel, we distributed 127 million gallons of unbranded motor fuel during the twelve months ended March 31, 2015, pro forma for the Recent Acquisitions, to sites that are unaffiliated with any particular brand of motor fuel. We believe that distributing unbranded motor fuel provides us with added flexibility and increases the number of dealers with whom we are able to partner.

Transportation Logistics

As a wholesale distributor, we are responsible for arranging the transportation of motor fuel to dealer-operated sites, and will be responsible under the Empire Supply Agreement for arranging the transportation of motor fuel to the consignment sites and company-operated sites operated by Empire Services. However, we do not transport any motor fuel ourselves, and instead, have entered into transportation agreements with third-party transportation companies to transport the motor fuel we distribute. Pursuant to our supply agreements and the Empire Supply Agreement, we pass the costs associated with transporting motor fuel on to our dealers and Empire Services. As a result, transportation costs do not have a substantial impact on our gross profit per gallon because we only bear that cost at consignment and company-operated sites, and we are generally insulated from volatility in the cost of transportation of motor fuel in our wholesale segment.

Our Dealer Services

We are committed to being a valuable partner to our dealers and strengthening our dealer network. We have established strong relationships with our dealers by focusing on customer service and by offering a wide variety of brands, competitive pricing, surety and promptness of supply and a variety of dealer programs aimed at improving our dealers’ businesses. These services include working with third-party insurers to obtain competitive insurance rates for our dealers, providing credit card processing services for unbranded locations, leasing or installing equipment such as pumps, point of sale systems, tanks and signs at dealer-operated sites and providing our dealers access to our relationships with grocery and food distributors as well as quick-service restaurants. We also provide access to our web-based portal system, which allows our dealers to access their accounts at any time from a personal computer to conveniently and efficiently review invoices and obtain prices, credit card statements and electronic funds transfer notices. This platform is scalable and is designed to easily accommodate new dealers. These services, while not a major component of our business, are important to our dealers and help strengthen our dealer network.

Consignment and Company-Operated Sites

In addition to our wholesale operations, pursuant to the Empire Supply Agreement, we will distribute, on a wholesale basis, all of the motor fuel required by Empire Services for direct sale to consumers at our consignment sites. We will earn a fixed margin of 5.0 cents per gallon for motor fuel distributed to Empire Services and Empire Services will earn the retail margin on motor fuel sales. As of March 31, 2015, we had consignment agreements with independent consignment agents at 200 consignment sites. At consignment sites, we retain ownership of the motor fuel and the right to set the retail price for the motor fuel sold to consumers, receive the actual selling price for each gallon of motor fuel sold and pay the independent consignment agent a commission as compensation for operating the consignment site and for performing certain tasks for us at the consignment site. In addition, at consignment sites that we own or lease, we lease or sublease the convenience store building to the independent consignment agent. Recently, we have entered into short-term consignment agreements at certain consignment sites that we own or lease. These short-term consignment agreements provide us with the ability to regularly evaluate new consignment agent relationships and site performance. Through Empire Services, we will also sell motor fuel, convenience store merchandise and other ancillary products and services directly to consumers at our company-operated sites.

For the three months ended March 31, 2015, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers and sales of convenience store merchandise and other ancillary products and services was approximately $3.6 million and $3.0 million, or 21% and 18% of our total gross profit, respectively. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers and sales of convenience store merchandise and other ancillary products and services was approximately $22.2 million and $15.0 million, or 27% and 19% of our total gross profit, respectively.

Real Estate and Leases

As of March 31, 2015, we owned or leased 192 properties, 119 of which we lease or sublease to dealers or independent consignment agents. We collect rent from our tenants pursuant to lease or sublease agreements, which typically have an initial term of 3 to 10 years, and, as of May 31, 2015, the average remaining term of our current lease and sublease agreements was approximately 3.1 years. Recently, we have entered into short-term leases at five consignment sites that we own or lease. These short-term leases provide us with the ability to regularly evaluate new consignment agent relationships and site performance. For the three months ended March 31, 2015, pro forma for the Recent Acquisitions, our gross profit net of rent expense from site leases and subleases was approximately $0.4 million, or 2% of our total gross profit. For the year ended December 31, 2014, pro forma for the Recent Acquisitions and the Empire Supply Agreement, our gross profit from retail sales of motor fuel to consumers, sales of convenience store merchandise and site leases was approximately $22.2 million, $15.0 million and $0.8 million, or 27%, 19% and 1% of our total gross profit, respectively.

Fuel Purchase Agreements

We distribute branded motor fuel for most major motor fuel brands, including BP, Chevron, Citgo, Conoco, Exxon, Marathon, Mobil, Phillips 66, Shell, Sunoco, Texaco and Valero, as well as unbranded motor fuel. We purchase the motor fuel from terminals throughout the country and, under the terms of our fuel purchase agreements, we typically pay the rack price, less a negotiated discount. Our fuel purchase agreements generally have an average term of three years and typically require us to purchase a minimum volume of motor fuel on an annual basis. We have satisfied these minimum volume commitments in each of the last three years. In the single instance prior to that period in which we failed to meet our minimum volume commitment, we negotiated with the applicable major oil company for additional volumes and we were not required to pay a cash penalty. Our minimum volume commitments under our fuel purchase agreements represented 74% of the volume we purchased during the twelve month period ended March 31, 2015, pro forma for the Recent Acquisitions. In addition, our fuel purchase agreements typically contain provisions relating to payment terms, use of the brand names, credit card processing, compliance with certain brand requirements, insurance coverage and compliance with legal and environmental requirements, among others.

Generally, our fuel purchase agreements have provisions that obligate the applicable major oil company to sell us up to an agreed upon number of gallons, subject to certain limitations. Any amount in excess of that agreed upon amount is subject to availability. Due to the large volume of motor fuel we purchase, we generally receive volume rebates that increase as we increase the volume we purchase. We typically benefit from incentive payments for distributing branded fuel to new sites and for paying amounts due under our fuel purchase agreements within a specified timeframe, typically 3 to 10 days, which we refer to as prompt payment incentives. These incentive payments are based on the price we pay per gallon under our fuel purchase agreements. While we have historically received prompt payment incentives and rebate payments, there is no guarantee that we will continue to receive these discounts in the future. Please read “Risk Factors—Risks Inherent in Our Business—Certain of our fuel purchase agreements with major oil companies provide for volume rebates and certain incentive payments. Some of these agreements contain minimum volumes commitments and branding reimbursement obligations. If we are unable to renew these contracts on similar terms or we are subject to minimum volume penalties or reimbursement obligations, our results of operations, financial condition and ability to make distributions to our unitholders could be adversely affected.”

As one of the largest and most geographically diversified independent wholesale motor fuel distributors in the United States, we believe our scale and ability to capture these rebates and incentives is a key competitive advantage over smaller wholesale distributors and will continue to benefit us as we grow our volume over time. We believe that our strong relationships with major oil companies will allow us to supply specific motor fuel brands to geographic regions of particular interest to major oil companies in order to maximize the rebates and prompt payment incentives we receive. As illustrated in the table below, we have consistently diversified our sources of motor fuel and, while, as of December 31, 2014, we sourced our motor fuel from a balanced group of major oil companies, we are committed to regularly evaluating our fuel purchase agreements to ensure that we are taking full advantage of our sizeable motor fuel distribution network.

	Motor Fuel Distributed
	Year Ended December 31,					Twelve months ended March 31,
						2015 Pro Forma(1)
Oil Companies/Refiners	2011	2012	2013	2014	2014 Pro Forma(1)	Fuel Volume	Percentage of Total
	(gallons in millions)
Branded:
Shell	15	148	140	166	166	166	18%
Marathon	27	20	16	11	112	114	12%
BP	30	34	29	89	104	113	12%
Valero	5	26	29	57	104	104	11%
Citgo	1	3	13	28	95	94	10%
Phillips 66(2)	0	2	10	10	74	73	8%
Chevron(3)	36	52	51	63	68	66	7%
ExxonMobil	0	3	25	42	43	47	5%
Sunoco	27	27	31	32	32	31	3%

Total Branded	141	315	344	498	798	808	86%

Unbranded/Other	24	33	70	50	121	127	14%

Total Motor Fuel Distributed	165	348	414	548	919	935	100%

(1)	Pro forma for the Recent Acquisitions.
(2)	Includes Conoco and Phillips 66 branded fuel.
(3)	Includes Chevron and Texaco branded fuel.

Recent Acquisitions

During the year ended December 31, 2014 and the three months ended March 31, 2015, we completed a total of six acquisitions, adding approximately 545 million annual gallons and an additional 81 owned or leased sites to our motor fuel distribution network. The three acquisitions described below were transformational, accounting for approximately 425 million annual gallons and 65 owned or leased sites.

Acquisition of Atlas Assets

On January 12, 2015, we acquired motor fuel supply agreements and related assets and 18 sites from Atlas for total consideration of $81.6 million. The assets acquired from Atlas are concentrated in the Great Lakes region of the United States and added approximately 211 million annual gallons to our motor fuel distribution network. The Atlas asset acquisition established a new market for us in the Great Lakes region, increased the volume of motor fuel purchased from and strengthened our relationships with the Marathon and Phillips 66 motor fuel brands, and provided us with a strategic equity partner that currently owns approximately 11% of Empire and has the right to appoint one member to Empire’s board of directors. We acquired substantially all of Atlas’ retail motor fuel business, and Atlas has retained all of its commercial motor fuel distribution business. Pursuant to the purchase agreement with Atlas, Atlas granted Empire a purchase option until January 2020 on any retail motor fuel business that Atlas sources during such period. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Please read “—Atlas Purchase Option.”

Acquisition of CST Sites

Beginning on November 10, 2014 and continuing through December 12, 2014, we acquired 41 sites from CST in Texas and Colorado for a total purchase price of $43.9 million. The assets acquired from CST added approximately 40 million annual gallons to our motor fuel distribution network. The CST asset acquisition expanded our geographic footprint in Texas, added Colorado to our motor fuel distribution network, increased the volume of motor fuel purchased from and strengthened our relationship with the Valero motor fuel brand, and added attractive assets to our real estate portfolio.

Acquisition of Mansfield Assets

On September 24, 2014, we acquired motor fuel supply agreements and related assets from Mansfield for total consideration of $30.6 million. The assets acquired from Mansfield are concentrated in the Southeast region of the United States and added approximately 174 million annual gallons to our motor fuel distribution network. The Mansfield asset acquisition expanded our footprint into eight new states, strengthened our position in certain of our core markets, increased the volume of motor fuel purchased from and strengthened our relationships with the BP, Citgo, Exxon, Mobil and Valero motor fuel brands, increased the volume of unbranded motor fuel that we distribute and provided us with a strategic equity partner that currently owns approximately 3% of Empire. We acquired substantially all of Mansfield’s retail motor fuel business, and Mansfield has retained all of its commercial motor fuel distribution business.

Competition

We compete primarily with other independent motor fuel distributors. The market for the distribution of motor fuel is highly competitive and fragmented, resulting in narrow margins. In addition to competing for market share, we compete with other motor fuel distributors for acquisition opportunities. We have numerous competitors, some of which may have significantly greater resources and name recognition than we have. Significant competitive factors include the availability of major fuel brands, customer service, price, range of services offered and quality of service, among others. We rely on our ability to provide value-added and reliable service and to control our operating costs in order to maintain our margins and competitive position.

Omnibus Agreement

Empire Right of First Offer

At the closing of this offering, we will enter into an omnibus agreement, which we refer to as our “omnibus agreement,” with Empire and our general partner, pursuant to which Empire will grant us a right of first offer, which we refer to as the “Empire Right of First Offer,” for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party. However, Empire is under no obligation to offer to sell any assets to us (including the assets covered by the Empire Right of First Offer, unless and until it otherwise intends to dispose of such assets), and we are under no obligation to buy any assets from Empire. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Empire Right of First Offer.”

Our omnibus agreement will also require Empire, upon acquiring any retail fuel outlets, to negotiate in good faith with us to enter into a fuel supply agreement for the purchase of motor fuel from us for such sites, except for sites already party to an existing supply agreement, in which case Empire will agree to negotiate in good faith upon the expiration of such agreement. Empire’s obligation to negotiate will expire upon the expiration of the Empire Right of First Offer. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Empire Obligation to Negotiate.” The omnibus agreement will also require Empire to indemnify us for certain liabilities associated with our initial assets. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement,” for additional information regarding our omnibus agreement.

While we believe that our relationship with Empire and the agreements that we will enter into with Empire are beneficial to us, they are also sources of potential conflicts of interest. After the completion of this offering, there will be substantial overlap between the officers and directors of our general partner and the officers and directors of Empire. Please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Duties.”

Atlas Purchase Option

In connection with the sale of assets to Empire in January 2015, Atlas granted Empire a five-year right to acquire future fuel supply rights and retail gas stations that Atlas sources during such five-year period. Under the terms of the Atlas Purchase Option, in the event that Atlas sources (i) any fuel supply rights related to the retail distribution of gasoline, (ii) any fee simple real property parcels related to the retail distribution of gasoline or (iii) any leasehold real property interests related to the retail distribution of gasoline, Empire will have the right, but not the obligation, to purchase such assets. Upon sourcing assets subject to the Atlas Purchase Option, Atlas is required to provide notice to Empire setting forth a description of the assets, the proposed purchase price, the manner in which the purchase price was calculated and the identity of the owners of the assets. Such notice is required to include any financial or other written information provided to Atlas in connection with the proposed acquisition. After receipt of notice of a proposed acquisition, Empire may exercise its purchase right with respect to such assets by providing notice of its election to purchase the assets within two or seven business days, depending on the size of the proposed acquisition. The purchase price for such assets is calculated pursuant to a pre-established formula, giving effect to the remaining term of any associated supply agreement and historical volumes associated with the assets. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Except pursuant to the Atlas Purchase Option, Atlas is not obligated to sell us any assets, and we are under no obligation to buy any assets from Atlas.

Seasonality

Our business exhibits some seasonality due to our retail consumers’ increased demand for motor fuel during the late spring and summer months as compared to the fall and winter months. Travel, recreation and construction activities typically increase in these months in the geographic areas in which we operate, increasing the demand for motor fuel. Therefore, the volume of motor fuel that we distribute is typically higher in the second and third quarters of the calendar year. In addition, the price of motor fuel can vary throughout the year and is typically higher in the spring and summer months in accordance with the higher demand for motor fuel. While we believe our results of operations are generally insulated from changes in motor fuel prices, the seasonality in prices may vary, either positively or negatively, the magnitude of our prompt payment incentives as well as margins realized at our consignment sites and company-operated sites.

Insurance

Our operations and assets are insured under a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. We also maintain insurance against some of the risks associated with above or underground contamination that may occur as a result of our ownership or operation of fuel storage tanks. Management believes that the amount of coverage in place is reasonable and appropriate. As we continue to grow, we will evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Environmental Matters

Environmental Laws and Regulations

We and our dealers are subject to various federal, state and local laws and regulations governing environmental protection, including those relating to ownership and operation of underground storage tanks; the release or discharge of hazardous materials into the air, water and soil; the generation, storage, handling, use, transportation and disposal of regulated materials; the exposure of persons to regulated materials; and remediation of contaminated soil and groundwater. Compliance with current and anticipated environmental laws and regulations increases our and our dealers’ overall cost of business, including capital costs to construct, maintain and upgrade equipment and sites.

Environmental laws and regulations can restrict or impact our business activities in many ways, such as:

•

requiring the acquisition of certifications, registrations, permits or other authorizations or the provision of financial assurances to conduct fuel storage or fueling activities or for other regulated actions;

•	requiring remedial action to mitigate releases of hydrocarbons, hazardous substances or wastes caused by our operations or attributable to former operators;

•	requiring capital expenditures to comply with environmental pollution control, cathodic protection or release detection requirements; and

•	enjoining the operations of facilities deemed to be in noncompliance with environmental laws and regulations.

Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining or otherwise curtailing future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites on which hydrocarbons, hazardous substances or wastes have been released or disposed of. Moreover, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the release of hydrocarbons, hazardous substances or other wastes into the environment. In addition, while we have no plans to transport the motor fuel we distribute, if we were to conduct activities that resulted in our being deemed a transporter of motor fuels, or if we were held, under applicable law, to have negligently entrusted the motor fuel we distribute to third parties, we could have added exposure to costs and liabilities under environmental laws and regulations in the event of a release of motor fuel, which could adversely impact our results of operations, financial condition and ability to make distributions to our unitholders.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our financial position and results of operations. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and minimize the costs of such compliance.

We do not believe that compliance with existing federal, state or local environmental laws and regulations will have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders. We can provide no assurance, however, that future events, such as changes in or reinterpretations of existing laws and regulations or the promulgation of new laws and regulations, will not cause us to incur significant costs.

Hazardous Substances and Releases

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or “CERCLA,” impose strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources. In addition, under CERCLA and analogous state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances may be released. We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current properties or at off-site locations where such hazardous substances have been taken for treatment or disposal.

We are required to comply with federal and state financial responsibility requirements to demonstrate that we have the ability to pay for remediation or to compensate third parties for damages incurred as a result of a release of regulated materials from our underground storage tank systems. We meet these requirements by maintaining insurance that we purchase from private insurers and, in certain circumstances, relying on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchases of motor fuel.

Environmental Reserves

As of December 31, 2014, our predecessor had no environmental reserves.

Underground Storage Tanks

At sites that we own or operate, we are required to make financial expenditures to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the U.S. Environmental Protection Agency, or “EPA,” has established a comprehensive regulatory program for the detection, prevention, investigation and cleanup of leaking underground storage tanks. State or local agencies are often delegated the responsibility for implementing the federal program or developing and implementing equivalent state or local regulations. We have a comprehensive program in place for performing routine tank testing and other compliance activities that are intended to promptly detect and investigate any potential releases. We spent approximately $154,000 on existing underground storage tank compliance activities associated with 196 sites with underground storage tanks for the fiscal year ended December 31, 2014. As of December 31, 2014, we owned or leased 144 such sites. Changes in the underground storage tanks laws and regulations could result in more stringent and costly compliance requirements. For example, in June 2015, the EPA issued revisions to its underground storage tank rules. The rules, for example, add secondary containment requirements for certain tanks and piping, operator training requirements, and operation and maintenance requirements. Certain states, including those within which we have operations, have state programs. Those states have three years to update their programs in order to maintain their approval status under the regulations. We are in the process of evaluating these revisions, but do not expect them to have a material impact in the near term.

Air Emissions

The federal Clean Air Act, or “CAA,” and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere. In addition, various federal, state and local agencies have the authority to prescribe product quality specifications for the motor fuel that we sell, largely in an effort to reduce air pollution. Failure to comply with these regulations can result in substantial civil or criminal penalties. While we are aware of no changes to air quality regulations that will have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders, there exists the possibility that new laws or regulations may be imposed that could result in more stringent and costly compliance requirements.

Efforts at the federal and state level are currently underway to reduce the levels of greenhouse gas, or “GHG,” emissions from various sources in the United States. At the federal level, Congress has considered legislation to reduce GHG emissions in the United States but no such legislation has been passed. Such federal legislation may impose a carbon emissions tax or establish a cap-and-trade program or regulation by the EPA. Even in the absence of new federal legislation, GHG emissions have begun to be regulated by the EPA pursuant to the existing CAA. For example, in April 2010, the EPA set a new emissions standard for motor vehicles to reduce GHG emissions. New federal or state restrictions on emissions of GHGs that may be imposed in areas of the United States in which we conduct business and that apply to our operations could adversely affect the demand for our products.

Other Government Regulation

The Petroleum Marketing Practices Act, or “PMPA,” is a federal law that governs the relationship between a refiner and a distributor, as well as between a distributor and branded dealer, pursuant to which the refiner or distributor permits a distributor or dealer to use a trademark in connection with the sale or distribution of motor fuel. Under the PMPA, we may not terminate or fail to renew a branded distributor contract unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements.

Employee Health and Safety

We are subject to the requirements of the Occupational Safety and Health Act, or “OSHA,” and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

Title to Properties, Permits and Licenses

We believe we have all of the assets needed, including leases, permits and licenses, to operate our business in all material respects. With respect to any consents, permits or authorizations that have not been obtained, we believe that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on our results of operations, financial condition and ability to make distributions to our unitholders.

We believe we have satisfactory title to all of our assets. Title to our assets and sites may be subject to encumbrances, including repurchase rights and use, operating and environmental covenants and restrictions, including restrictions on branded motor fuel that may be sold at such sites. We believe that none of these encumbrances will detract materially from the value of our sites or from our interest in these sites, nor will they interfere materially with the use of these sites in the operation of our business. These encumbrances may, however, impact our ability to sell the site to an entity seeking to use the land for alternative purposes.

Our Employees

We are managed and operated by the board of directors and executive officers of our general partner. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business are currently employed by Empire and its affiliates or subsidiaries. Following the completion of this offering, we expect that our general partner, its affiliates and certain of our operating subsidiaries will have approximately 442 employees performing services for our operations, and appropriate costs will be allocated to us. None of these employees are subject to collective bargaining agreements.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any pending or, to our knowledge, threatened litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Empire Petroleum Partners, LP

We are managed by the directors and executive officers of our general partner, Empire Petroleum Partners GP, LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. At the completion of this offering, Empire will own approximately 91.4% of the membership interests in our general partner, and the remaining approximately 8.6% will be owned by our management team. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors or directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

At the completion of this offering, our general partner will have at least four directors, including one who will meet the independence standards of the NYSE. In accordance with the NYSE’s phase-in rules, we will have at least three independent directors within one year following the effective date of the registration statement of which this prospectus forms a part. We expect that our board will determine that John DeMatteo is independent under the independence standards of the NYSE.

Each of our executive officers will devote substantially all of his time to our business and affairs.

Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations whether through causing our subsidiaries to hire additional employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates or by certain of our subsidiaries. We refer to these individuals collectively as our employees because they provide services directly to us.

Director Independence

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, we do not expect that our general partner’s board of directors will be comprised of a majority of independent directors. Our board of directors does not currently intend to establish a nominating/corporate governance committee or a compensation committee. Accordingly, our unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are, however, required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. In accordance with the NYSE’s corporate governance standards, we must have at least one independent member on our audit committee who satisfies the independence and experience requirements by the date our common units are listed on the NYSE, at least a majority of independent members within 90 days of the effective date of the registration statement of which this prospectus forms a part and a fully independent audit committee within one year of such effective date.

Committees of the Board of Directors

The board of directors of our general partner will have a standing audit committee and may establish such other committees as the board of directors shall determine from time to time, including a conflicts committee. The audit committee and, if established, a conflicts committee, will have the composition and responsibilities described below.

Audit Committee

We are required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following the effective date of the registration statement of which this prospectus forms a part. The audit committee of the board of directors of our general partner will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (i) retain and terminate our independent registered public accounting firm, (ii) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and (iii) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary. We expect that John DeMatteo will serve as the initial member of the audit committee. We expect that John DeMatteo will satisfy the definition of audit committee financial expert for purposes of the SEC’s rules. Empire will appoint a second member to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and appoint a third member to the audit committee within one year following such effective date.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least two members of the board of directors of our general partner will serve on the conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates (including Empire), and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our long-term incentive plan. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Duties.”

Directors and Executive Officers of Empire Petroleum Partners GP, LLC

Directors are appointed by the controlling member of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification.

Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors and executive officers of Empire Petroleum Partners GP, LLC.

Name	Age	Position With Our General Partner
Robert B. Hellman, Jr.	55	Chairman, Director
Henry J. Heithaus	63	Chief Executive Officer, Director
David Potter	59	Chief Financial Officer
Jeffrey Goodwin	56	Chief Operating Officer
Travis E. Booth	36	General Counsel, Vice President and Secretary
Roland Ho	31	Vice President, Corporate Development
Ryan M. Barnes	41	Director
John DeMatteo	54	Director

Robert B. Hellman, Jr. was appointed as a Director of our general partner in June 2015. Mr. Hellman was elected to the board of managers of Empire in 2011. A private equity investor for over 25 years, Mr. Hellman co-founded American Infrastructure MLP Funds in 2006 and presently serves as Managing Director and Chief Executive Officer. Prior to AIM, Mr. Hellman was the Chief Executive Officer and a Managing Director of McCown De Leeuw & Co., LLC, which he joined in 1987 and where he was named Managing Director in 1991 and Chief Executive Officer in 2001. Mr. Hellman serves on the boards of a number of companies, including OnStage Entertainment since 2001, StoneMor Partners L.P. since 2004, United Bridge Partners, L.P. since 2011 and American Education Properties, LLC since 2014. Mr. Hellman received an MBA from the Harvard Business School with Baker Scholar Honors, an MS in economics from the London School of Economics and a B.A. in economics from Stanford University. He is President of Stanford’s DAPER Investment Fund and is a member of the advisory board of the Stanford Institute for Economic Policy Research.

We believe that Mr. Hellman’s extensive investing and corporate finance experience, as well as his comprehensive knowledge of the wholesale fuel distribution industry generally and our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner.

Henry J. Heithaus was appointed a director and Chief Executive Officer of our general partner in April 2015. Mr. Heithaus has served in the same capacity at Empire since August 2013 where he is currently responsible for managing and directing all business operations and staff functions. Mr. Heithaus served as President of Murphy Oil USA Inc. from 2007 to 2012, after which he retired, before returning to work as CEO at Empire. Mr. Heithaus currently serves on the board of directors of Additech, Inc., a private company providing motor fuel additives dispensed at the pump. Prior to joining Murphy Oil USA Inc., Mr. Heithaus served as the National Merchandising Manager for British Petroleum plc. We believe that Mr. Heithaus’ substantial prior experience with Murphy Oil USA Inc. and British Petroleum plc. will provide the board of directors with valuable insight into our industry. Mr. Heithaus received an MBA from Xavier University and a BBA from the University of Cincinnati.

We believe that Mr. Heithaus’ extensive knowledge of the wholesale fuel distribution industry generally and our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner.

David Potter was appointed Chief Financial Officer of our general partner in April 2015. Mr. Potter joined Empire in the same capacity in August 2013. Prior to joining Empire, Mr. Potter served as Chief Financial Officer at Alon Brands, Inc. from 2007 to 2013 where he was responsible for managing and overseeing all accounting and finance functions. Mr. Potter received a B.S. in Accounting from the University of Central Oklahoma and is a Certified Public Accountant and a Certified Valuation Analyst.

Jeff Goodwin was appointed Chief Operating Officer of our general partner in April 2015. Mr. Goodwin joined Empire in the same capacity in April 2015 and succeeded Michael Diebus in the role of Chief Operating

Officer. Prior to joining Empire, he served in a variety of roles at Murphy Oil USA Inc. from 2001 to 2015 including as Vice President from 2008 to 2012 and as Senior Vice President from 2013 to 2015 where he oversaw the operation of company sites in three regions of the United States. Prior to joining Murphy Oil USA Inc., Mr. Goodwin held various management positions at The Pantry, Inc. and Hess Corporation. Mr. Goodwin received a B.A. in Hotel and Restaurant Management from Widener University.

Travis Booth was appointed General Counsel, Vice President and Secretary of our general partner in April 2015. Mr. Booth joined Empire in September 2006 and has served as General Counsel and Vice President from 2007 to 2011 and as General Counsel, Vice President and Secretary since 2011. Currently, he manages all of Empire’s legal matters including real estate, mergers and acquisitions and intellectual property issues. Prior to joining Empire, Mr. Booth practiced commercial real estate law as an associate at Hirschel, Savitz, Parker & Hollman, PA. Mr. Booth received a B.A. Sociology from the University of Maryland, College Park and a J.D. from the University of Baltimore.

Roland Ho was appointed Vice President, Corporate Development of our general partner in April 2015. Mr. Ho joined Empire in the same capacity in June 2012. Prior to joining Empire, he served as an investment associate at AIM from 2010 to 2012. Prior to AIM, Mr. Ho worked for Morgan Stanley Infrastructure Partners from 2007 to 2010 and in the investment banking division of J.P. Morgan from 2005 to 2007. Mr. Ho received a B.S. in Learning and Organizational Change from Northwestern University.

Ryan M. Barnes was appointed as a Director of our general partner in June 2015. Mr. Barnes was elected to the board of managers of Empire in 2011. Mr. Barnes has been a Managing Director of AIM since 2011, and was a Principal with AIM from 2006 to 2011. Prior to joining AIM he was a Partner at SkyBridge Capital from 2005 to 2006, Director of Strategic Development at Soleil Securities Group from 2002 to 2005, and worked in the investment banking divisions of Wit Capital and Donaldson, Lufkin & Jenrette from 1999 to 2002 and 1997 to 1999, respectively. Mr. Barnes serves on the boards of a number of AIM portfolio companies, including Tunnel Hill Partners, L.P. since 2009, Inspire Communities, LLC since 2012 and American Education Properties, LLC since 2014. Mr. Barnes received a B.A. in Economics from Stanford University.

We believe that Mr. Barnes’ extensive investing and corporate finance experience, as well as his comprehensive knowledge of the wholesale fuel distribution industry generally and our partnership in particular, provide him with the necessary skills to be a member of the board of directors of our general partner.

John DeMatteo was appointed as a Director of our general partner in June 2015. Mr. DeMatteo was elected to the board of managers of Empire in 2012. Mr. DeMatteo serves as the Chief Financial Officer of Crunch, LLC, which operates and franchises gyms in the United States and internationally. Previously, Mr. DeMatteo served as the Chief Financial Officer at New Evolution Ventures from 2009 to August 2014. We believe that Mr. DeMatteo’s significant financial expertise and experience provide him with the necessary skills to be a member of the board of directors of our general partner. Mr. DeMatteo received a B.S. in Accounting from St. Mary’s College of California—Moraga.

Board Leadership Structure

Directors of the board of directors of our general partner are designated or elected by Empire. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices.

Board Role in Risk Oversight

Our governance guidelines will provide that the board of directors of our general partner is responsible for reviewing our process for assessing the major risks facing us and our options for mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such risk exposures, including our financial risk exposure and risk management policies.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement. Please read “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates.”

Compensation Discussion and Analysis

Executive Summary

This compensation discussion and analysis provides an overview and analysis of the executive compensation program for our named executive officers, which we refer to as our “NEOs,” identified below. The executive compensation program is designed to align executive pay with performance on both short and long-term bases, link executive pay to specific, measurable results intended to create value for our unitholders and utilize compensation as a tool to assist us in attracting and retaining the high-caliber executives that we believe are critical to our long-term success.

Compensation for our named executive officers consists primarily of the elements, and their corresponding objectives, identified in the following table.

Compensation Element	Primary Objective
Base salary	To recognize performance of job responsibilities and to attract and retain executives by providing a fixed component of pay.

Annual performance-based compensation	To promote near-term performance objectives and reward individual contributions to the achievement of those objectives.

Discretionary long-term equity incentive awards	To encourage the maximization of unitholder value and retain key executives by providing an opportunity to participate in equity ownership.

Severance benefits	To encourage the continued attention and dedication of key individuals when considering strategic alternatives.

Retirement savings (401(k)) plan	To provide an opportunity for tax-efficient savings.

Health and welfare benefits	To provide benefits to meet the health and wellness needs of our executive officers and other employees and their families.

To serve the foregoing objectives, our overall compensation program is generally designed to be flexible in response to business needs rather than purely formulaic. Prior to the consummation of this offering, the compensation committee of Empire’s board of managers, the “Empire Compensation Committee,” had primary authority to determine and approve compensation decisions with respect to our named executive officers, which, for named executive officers other than our Chief Executive Officer, were made in conjunction with recommendations made by our Chief Executive Officer. In alignment with the objectives set forth above, the Empire Compensation Committee determined overall compensation, and its allocation among the elements described above, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparably sized companies in our and similar industries. Following the consummation of this offering, our named executive officers will remain employed and their compensation will continue to be paid by Empire, subject to reimbursement by us. All responsibility and authority for compensation-related decisions for our NEOs will remain with the Empire Compensation Committee, including with respect to awards that may be granted under Empire’s long-term incentive plan, which is discussed in more detail under “—Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards—Empire’s Long-Term Incentive Plan.” However, our general partner’s board of directors (or any applicable committee or delegate thereof) will make all decisions with respect to participation in, and awards that may be granted under, our new equity incentive programs, which are discussed in more detail under “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our 2015 Long-Term Incentive Plan” and “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our General Partner’s Management GP Units” below.

For the year ended December 31, 2014, our NEOs were:

•	Henry J. Heithaus, Chief Executive Officer,

•	David Potter, Chief Financial Officer,

•	Michael Diebus, Chief Operating Officer,

•	Travis E. Booth, General Counsel, Vice President and Secretary, and

•	Roland Ho, Vice President, Corporate Development.

Compensation Overview

The overall compensation program for our NEOs is structured to attract, motivate and retain qualified executive officers by paying them competitively, consistent with our success and their contribution to that success. We believe compensation should be structured to ensure that a significant portion of compensation opportunity will be related to factors that directly and indirectly influence unitholder value. Consistent with our performance-based philosophy, our NEOs receive a competitive base salary along with incentive-based compensation, which includes variable awards under our annual incentive bonus program, as well as equity-based incentives, which are meant to align our NEOs’ interests with our investors’ interests.

Total compensation for our NEOs has been allocated between cash and equity compensation, taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance, to align the interests of management with the interests of our unitholders. The variable annual incentive bonus awards and the equity-based awards are designed to ensure that total compensation reflects our overall success or failure and to motivate the NEOs and reward their performance, thereby seeking to maximize total return to our unitholders. In anticipation of this offering, our general partner intends to adopt two new equity incentive plans, which are discussed in more detail under “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our 2015 Long-Term Incentive Plan” and “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our General Partner’s Management GP Units” below.

Determination of Compensation Awards

In determining compensation levels for our NEOs, the Empire Compensation Committee has considered each NEO’s unique position and responsibility and has relied upon the judgment and industry experience of its members, including their knowledge of competitive compensation levels in our industry. The Empire Compensation Committee believes that executive officer base salaries should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our industry. In this regard, each executive officer’s current and prior compensation is considered as a reference point against which determinations are made as to whether increases are appropriate to retain the NEO in light of competition or in order to provide continuing performance incentives. With respect to NEOs other than our Chief Executive Officer, compensation determinations have typically been made in consultation with the Chief Executive Officer.

In making compensation determinations, the Empire Compensation Committee has not made regular use of benchmarking or of compensation consultants. Rather, in alignment with the considerations described above, the Empire Compensation Committee determined the total amount of compensation for our NEOs and the allocation of total compensation among each of our main components of compensation.

Base Compensation for 2014

Base salaries for our NEOs have generally been set at a level deemed necessary to attract and retain individuals with superior talent. Base salary increases are determined based upon the job responsibilities, demonstrated proficiency and performance of the executive officers and market conditions, each as assessed by the Empire Compensation Committee, and for NEOs other than the Chief Executive Officer, in conjunction with recommendations made by the Chief Executive Officer. No formulaic base salary increases are provided to the NEOs. Effective April 1, 2014, the Empire Compensation Committee decided to increase Mr. Ho’s base salary from $115,000 to $135,000 in order to reward his continuing contributions and leadership efforts.

The base salaries for our NEOs are set forth in the following table.

Name and Principal Position	Base Salary ($)
Henry J. Heithaus	300,000
Chief Executive Officer
David Potter	260,000
Chief Financial Officer
Michael Diebus	195,000
Chief Operating Officer
Travis E. Booth	100,000
General Counsel, Vice President and Secretary
Roland Ho	135,000
Vice President, Corporate Development

Annual Performance-Based Compensation for 2014

The annual performance-based compensation program is structured to reward executive officers based on Empire’s performance against annual financial performance targets and the executive officers’ performance against individual annual objectives. In 2014, all of our NEOs other than Mr. Heithaus participated in the annual incentive compensation program.

Under the annual incentive compensation program, each officer is provided with individual performance objectives at the beginning of each calendar year. Although each officer’s performance objectives vary, one consistent performance objective for each of the officers is that Empire achieve at least 90% of its annual Adjusted EBITDA target. For information about how we calculate Adjusted EBITDA, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The amount of the cash bonus award depends on each executive officer’s achievement against his individual annual objectives.

The 2014 individual performance objectives and their respective weightings were established by the Chief Executive Officer in consultation with each of Messrs. Potter, Diebus, Booth and Ho. For the year ended

December 31, 2014, each of Messrs. Potter, Diebus, Booth and Ho had an individual performance objective generally based upon one or more of the following: (i) acquisition of additional profitable assets, (ii) motor fuel sales (506 million gallons on an aggregate basis excluding new acquisitions, 50 million gallons on an annualized basis with respect to new acquisitions) (iii) oversight and management of capital expenditure processes, (iv) internal communication and external reporting, (v) supervision of legal matters, (vi) human resources management, (vii) implementation or completion of critical projects, (viii) completion of treasury management functions and (ix) customer satisfaction. The application of these individual performance objectives in determining annual bonus amounts was subjective in the discretion of the Chief Executive Officer and the Empire Compensation Committee. Under the terms of Messrs. Potter’s and Booth’s employment agreements, they are entitled to receive an annual cash bonus award of up to, for Mr. Potter, 35% of his annual base salary (i.e., $91,000 for 2014) and, for Mr. Booth, $100,000. After the end of 2014, the Chief Executive Officer determined that Messrs. Diebus’s and Ho’s cash bonus award would be capped at $100,000.

For 2014, Empire achieved 90% of its annual Adjusted EBITDA target, and based on the NEOs’ levels of achievement against their pre-established individual performance objectives, the incentive bonus compensation award for Messrs. Potter and Booth equaled 50% and 88% of the maximum bonus award established under their employment agreements, or $45,500 and $88,000, respectively, and Messrs. Diebus’s and Ho’s incentive bonus compensation award equaled 75% of the maximum award established by the Chief Executive Officer, or $75,000. These bonus award amounts are included in the “Bonus” column of the Summary Compensation Table below.

In 2014, Mr. Heithaus did not participate in the annual incentive compensation program. Instead, Mr. Heithaus received a discretionary cash bonus determined by the Empire Compensation Committee based on a subjective assessment of his total perceived contributions and commitment to our organization’s growth and success. Based on these considerations, the Empire Compensation Committee elected to pay Mr. Heithaus a cash bonus of $250,000, which is the maximum amount specified under the terms of his employment agreement.

For Mr. Ho, in addition to his participation in the annual performance-based compensation program, he is entitled to certain incentive bonuses pursuant to his employment agreement upon the achievement of certain milestones, as discussed in more detail under “—Compensation Discussion and Analysis—Employment and Severance Arrangements” below. In December 2014, Empire paid Mr. Ho an incentive bonus of $75,000 pursuant to his employment agreement based on Empire’s successful acquisition of an additional cumulative $10 million of EBITDA since June 23, 2012.

Discretionary Long-Term Equity Incentive Awards

Empire’s Long-Term Incentive Plan

Empire maintains a long-term incentive plan (the “Empire LTIP”) pursuant to which it has granted awards of phantom units in Empire (“Empire Phantom Units”) that represent the right to receive limited liability company interests in Empire or, in Empire’s discretion, payments based on the value of Empire’s limited liability company interests. The Empire Compensation Committee administers the plan and has previously granted Empire Phantom Units to our named executive officers. No Empire Phantom Units were granted to our named executive officers in 2014. The Empire Phantom Units that were previously granted to our named executive officers were subject to time based vesting schedules and will be settled upon a change in control of Empire.

Information about the unvested Empire Phantom Units held by our NEOs is set forth below in the table “Outstanding Unit Awards in Empire at December 31, 2014.” Information about the vested Empire Phantom Units held by our named executive officers is set forth below in the table “Non-Qualified Deferred Compensation for 2014.”

New Equity Compensation Programs

In anticipation of this offering, our general partner intends to adopt two new equity incentive programs, which are discussed in more detail under “—Compensation Discussion and Analysis—New Equity Compensation Programs—Our 2015 Long-Term Incentive Plan” and “—Our General Partner’s Management GP Units” below.

Employment and Severance Arrangements

The Empire Compensation Committee considers the maintenance of a sound management team to be essential to protecting and enhancing our best interests and the interests of our unitholders. To that end, it has recognized that the uncertainty that may exist among management with respect to their “at-will” employment may result in the departure or distraction of management personnel to the detriment of our partnership. Accordingly, the Empire Compensation Committee has determined that severance arrangements are appropriate to encourage the continued attention and dedication of our NEOs and to allow them to focus on the value to our unitholders of strategic alternatives without concern for the impact on their continued employment.

Each NEO currently has an employment agreement with Empire, which agreements contain substantially similar terms. The employment agreements prohibit the NEOs from competing with our business and from soliciting our employees, customers and service providers to terminate their employment or arrangements with us for a certain period of time following the NEO’s termination, as follows: Messrs. Heithaus and Booth—12 months; Messrs. Potter and Diebus—6 months; and Mr. Ho—3 months. The employment agreements also provide for severance benefits upon certain qualifying terminations of employment, as described below. For these purposes, “cause” is generally defined in the NEOs’ employment agreements to mean, subject to certain notice requirements and cure rights, (i) their engagement in gross negligence, gross incompetence or willful misconduct in the performance of their duties under their employment agreements, (ii) their refusal without proper reason to perform their duties and responsibilities required under their employment agreements, (iii) their willful engagement in conduct that is materially injurious to Empire or its affiliates (monetarily or otherwise), (iv) their commitment of an act of fraud, embezzlement or willful breach of fiduciary duty (including the unauthorized disclosure of confidential or proprietary material information of Empire or an affiliate) or (v) their conviction of (or plea of no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony. “Good reason” is generally defined in the NEOs’ employment agreements to mean (i) a material diminution in their responsibilities, duties, or authority, (ii) a material diminution in their base compensation or (iii) a material breach by us of any material provision of their employment agreements.

Mr. Heithaus

Mr. Heithaus’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to his annual base salary as in effect immediately prior to his termination. Additionally, upon termination of Mr. Heithaus’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage for six months under our group medical and dental plans in which Mr. Heithaus and any of his dependents were participating immediately prior to his termination.

Mr. Potter

Mr. Potter’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $130,000. Additionally, upon termination of Mr. Potter’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage for six months under our group medical and dental plans in which Mr. Potter and any of his dependents were participating immediately prior to his termination.

Mr. Diebus

Mr. Diebus’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $87,500. Additionally, upon termination of Mr. Diebus’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage until the April 16th following his termination date under our group medical and dental plans in which Mr. Diebus and any of his dependents were participating immediately prior to his termination.

Mr. Booth

Mr. Booth’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $250,000. Additionally, upon termination of Mr. Booth’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage for six months under our group medical and dental plans in which Mr. Booth and any of his dependents were participating immediately prior to his termination.

Mr. Ho

Mr. Ho’s employment agreement provides that upon termination of his employment (x) by us for any reason other than (i) for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to the timely execution of a general release of claims, he is entitled to receive a lump-sum cash payment in an amount equal to $25,000. Additionally, upon termination of Mr. Ho’s employment (x) by us (i) for any reason other than for cause or (ii) due to death or disability, or (y) due to his resignation for good reason, subject to his timely execution of a general release of claims, he is entitled to receive continued coverage until the June 23rd following his termination date under our group medical and dental plans in which Mr. Ho and any of his dependents were participating immediately prior to his termination.

Mr. Ho’s employment agreement further provides that he is entitled to receive certain incentive bonuses upon the achievement of certain milestones, as follows: (i) a $75,000 cash bonus within 60 days of the earlier of (x) Empire successfully acquiring an additional cumulative $10 million of EBITDA since June 23, 2012 and (y) the initial filing of this prospectus on May 12, 2015; (ii) a $50,000 cash bonus within 60 days of the earlier of (x) the initial filing of this prospectus on May 12, 2015 and (y) a successfully completed drag-along transaction; and (iii) a $100,000 cash bonus within 60 days of the completion of this offering or a drag-along transaction. In December 2014, Empire paid Mr. Ho the incentive bonus of $75,000 in clause (i) based on Empire’s successful acquisition of an additional cumulative $10 million of EBITDA since June 23, 2012. Additionally, upon termination of Mr. Ho’s employment for any reason other than (a) for cause or (b) due to death or disability, he is entitled to receive all of the unpaid incentive bonuses described above, provided that the applicable milestone is completed within 90 days of such termination.

Benefit Plans and Perquisites

Executive officers are eligible to participate in the same plans as all other employees with respect to our medical, dental, vision, disability and life insurance plans and a defined contribution plan that is tax-qualified under Section 401(k) of the Internal Revenue Code and that we refer to as the 401(k) Plan. For 2014, we provided an employer matching contribution under the 401(k) Plan equal to 50% of each participant’s pre-tax contributions up to a maximum of 6% of the participant’s eligible compensation, subject to certain limits under the Internal Revenue Code and certain vesting provisions. We also provide a limited number of perquisites to our executive officers, including our NEOs, which we do not consider to be a significant component of executive compensation but which we recognize are an important factor in attracting and retaining talented executives. We provide these supplemental benefits to our executive officers due to their relatively low cost and the value they provide in assisting us in attracting and retaining talented executives. During 2014, we provided Messrs. Diebus and Booth with a monthly automobile allowance, and Mr. Ho with a monthly reimbursement for airfare travel expenses, pursuant to their employment agreements.

Summary Compensation Table for 2014

The following table sets forth certain information with respect to the compensation paid to our NEOs by Empire for the year ended December 31, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)		Total ($)
Henry J. Heithaus	2014	300,000	250,000	3,688	(2)	553,688
Chief Executive Officer
David Potter	2014	260,000	45,500	2,979	(2)	308,479
Chief Financial Officer
Michael Diebus(6)	2014	195,000	75,000	6,000	(3)	276,000
Chief Operating Officer
Travis Booth	2014	100,000	88,000	16,375	(4)	204,375
General Counsel, Vice President and Secretary
Roland Ho	2014	130,000	150,000	5,024	(5)	285,024
Vice President, Corporate Development

(1)	Represents the discretionary bonuses paid under our annual incentive bonus compensation program for the year ended December 31, 2014. For a discussion of the determination of these amounts, please see “—Compensation Discussion and Analysis—Annual Performance-Based Compensation for 2014” above. For Mr. Ho, the amount shown also includes a one-time incentive bonus of $75,000 earned pursuant to the terms of his employment agreement. For additional information, please see “—Compensation Discussion and Analysis—Employment and Severance Arrangements” above.
(2)	Represents employer matching contributions to the NEO’s 401(k) Plan account.
(3)	Represents an automobile allowance paid to Mr. Diebus.
(4)	Represents employer matching contributions to Mr. Booth’s 401(k) Plan account of $1,375 and an automobile allowance of $15,000.
(5)	Represents employer matching contributions to Mr. Ho’s 401(k) Plan account of $2,240 and a reimbursement for airfare travel expenses of $2,784.
(6)	In April 2015, Mr. Diebus ceased serving as our Chief Operating Officer and was appointed Executive Vice President.

Outstanding Unit Awards in Empire at December 31, 2014

The following table provides information regarding the Empire Phantom Units held by the NEOs as of December 31, 2014. The awards represent the right to receive limited liability company interests in Empire or, in Empire’s discretion, payments based on the value of Empire’s limited liability company interests. For additional information, please see “—Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards—Empire’s Long-Term Incentive Plan” above. None of our NEOs or other employees held any outstanding unit or option awards in us as of December 31, 2014.

Name	Grant Date	Number of Phantom Units That Have Not Vested (1)	Market Value of Phantom Units That Have Not Vested ($)(2)
Henry J. Heithaus	7/29/2013	30,000	978,600
David Potter	8/19/2013	18,000	587,160
Michael Diebus	6/25/2013	12,000	391,440
Travis Booth	6/25/2013	6,000	195,720
Roland Ho	12/1/2013	7,000	228,340

(1)	Represents the number of Empire Phantom Units held by NEOs that had not vested as of December 31, 2014. The Empire Phantom Units held by Messrs. Heithaus, Potter and Ho vest in equal annual installments on each of the first four anniversaries of the grant date, subject to the NEO’s continued employment on each applicable vesting date. The Empire Phantom Units held by Mr. Diebus vest as to 25% of the units on the grant date and as to the remaining 75% of the units in equal annual installments on each of the first three anniversaries of the grant date, subject to his continued employment on each applicable vesting date. The Empire Phantom Units held by Mr. Booth vest as to 50% of the units on the grant date and as to the remaining 50% of the units in equal annual installments on each of the first two anniversaries of the grant date, subject to his continued employment on each applicable vesting date.
(2)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that had not vested as of December 31, 2014, based on a value estimation determined by Empire.

Empire Phantom Units Vested in 2014

The following table provides information regarding the vesting of Empire Phantom Units held by our NEOs during the year ended December 31, 2014.

	Units Vested in 2014
Name	Number of Phantom Units That Vested	Market Value of Phantom Units That Vested ($)(1)
Henry J. Heithaus	10,000	326,200
David Potter	6,000	195,720
Michael Diebus	6,000	195,720
Travis Booth	6,000	195,720
Roland Ho	3,500	114,170

(1)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that vested during the year ended December 31, 2014, based on a value estimation as of the applicable vesting date determined by Empire.

Pension Benefits for 2014

Our NEOs do not participate in any pension plans and did not receive or accrue any pension benefits during the year ended December 31, 2014.

Nonqualified Deferred Compensation for 2014

The following table provides details with respect to the vested Empire Phantom Units held by our NEOs which constitute nonqualified deferred compensation. Vested Empire Phantom Units are deferred and will be settled upon a change in control of Empire. For additional information, please read “—Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards—Empire’s Long-Term Incentive Plan.”

Name and Principal Position	Year	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year Ended ($)(2)
Henry J. Heithaus	2014	—	326,200	—	—	652,400
David Potter	2014	—	195,720	—	—	195,720
Michael Diebus	2014	—	195,720	—	—	391,440
Travis Booth	2014	—	195,720	—	—	587,160
Roland Ho	2014	—	114,170	—	—	228,340

(1)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that vested and were deferred during the year ended December 31, 2014 based on the value of the units on the applicable vesting date, as reflected in the “Units Vested in 2014” table above.
(2)	Amounts represent the aggregate value of the limited liability company interests in Empire underlying the Empire Phantom Units that have vested and have been deferred as of December 31, 2014, based on a value estimation determined as of fiscal year end by Empire.

Potential Payments Upon Termination or Change-in-Control

Our Chief Executive Officer and other NEOs each have an employment agreement that provides for severance benefits upon termination of employment. See “—Compensation Discussion and Analysis—Employment and Severance Arrangements” above for a description of the employment and severance agreements we have with each of our NEOs.

The following table summarizes the payments and benefits that would be made to the NEOs assuming a change in control of Empire effective December 31, 2014, or assuming a termination of employment effective as of December 31, 2014 (i) by us for any reason other than for cause, (ii) by us for any reason other than death or disability, (iii) due to death or disability or (iv) due to the NEO’s resignation for good reason.

	Termination other than for Cause ($)	Termination other than for Death or Disability ($)	Death or Disability ($)	Resignation for Good Reason ($)	Change in Control ($)
Henry J. Heithaus
Cash Severance	300,000	300,000	—	300,000	—
Benefit Continuation(1)	586	—	586	586	—

Total	300,586	300,000	586	300,586	—

David Potter
Cash Severance	130,000	130,000	—	130,000	—
Benefit Continuation(1)	6,840	—	6,840	6,840	—

Total	136,840	130,000	6,840	136,840	—

Michael Diebus
Cash Severance	87,500	87,500	—	87,500	—
Benefit Continuation(1)	10,855	—	10,855	10,855	—

Total	98,355	87,500	10,855	98,355	—

Travis Booth
Cash Severance	250,000	250,000	—	250,000	—
Benefit Continuation(1)	11,616	—	11,616	11,616	—

Total	261,616	250,000	11,616	261,616	—

Roland Ho
Cash Severance	25,000	25,000	—	25,000	150,000	(2)
Benefit Continuation(1)	6,378	—	6,378	6,378	—

Total	31,378	25,000	6,378	31,378	150,000

(1)	Consists of continuation of group medical and dental benefits. The value of the medical and dental benefits was calculated using an estimate of the cost of such coverage based upon past experience.
(2)	Represents the aggregate amount of certain incentive bonuses payable to Mr. Ho upon the achievement of certain milestones, as provided for under his employment agreement, which amounts may become payable upon the occurrence of certain change in control events.

Compensation Risk

The Empire Compensation Committee has analyzed the potential risks arising from our compensation policies and practices, and has determined that there are no such risks that are reasonably likely to have a material adverse effect on us.

Director Compensation

Officers, employees or paid consultants or advisors of us or our general partner or its affiliates (including Empire and AIM) who also serve as directors will not receive additional compensation for their service as directors. We anticipate that directors who are not officers, employees or paid consultants or advisors of us or our general partner or its affiliates (including Empire and AIM) will receive a combination of cash and equity-based awards granted under our 2015 LTIP, which is described below, as compensation for service on the board of directors of our general partner and any committees thereof. Such directors will also receive reimbursement for out-of-pocket expenses associated with attending such board or committee meetings and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

New Equity Compensation Programs

Our 2015 Long-Term Incentive Plan

Our general partner intends to adopt the Empire Petroleum Partners, LP 2015 Long-Term Incentive Plan (our “2015 LTIP”) under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. All determinations with respect to awards to be made under our 2015 LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect, initially, that the board of directors of our general partner or a committee thereof will be designated as the plan administrator.

General

The 2015 LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the 2015 LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The 2015 LTIP will limit the number of units that may be delivered pursuant to vested awards to, subject to proportionate adjustment in the event of unit splits and similar events, the sum of: (i)              common units and (ii) an annual increase on January 1 of each calendar year beginning in 2016 and ending in 2025, equal to the least of (A)          common units, (B) 3% of the total common and subordinated units outstanding on the final day of the immediately preceding calendar year and (C) such smaller number of units as determined by the board of directors. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the 2015 LTIP may make grants of restricted units and phantom units under the 2015 LTIP that contain such terms, consistent with the 2015 LTIP, as the plan administrator may determine are appropriate, including the period over which restricted units or phantom units will vest. The plan administrator of the 2015 LTIP may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the 2015 LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator of the 2015 LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The 2015 LTIP may also permit the grant of options covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator of the 2015 LTIP may determine, consistent with the 2015 LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

Unit Awards

Awards covering common units may be granted under the 2015 LTIP with such terms and conditions, including restrictions on transferability, as the plan administrator of the 2015 LTIP may establish.

Profits Interest Units

Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the plan administrator, may consist of profits interest units. The plan administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

Other Unit-Based Awards

The 2015 LTIP may also permit the grant of “other unit-based awards,” which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant’s continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, an other unit-based award may be paid in cash and/or in units (including restricted units) or any combination thereof as the plan administrator of the 2015 LTIP may determine.

Source of Common Units

Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

Anti-Dilution Adjustments and Change in Control

If an “equity restructuring” event occurs that could result in an additional compensation expense under applicable accounting standards if adjustments to awards under the 2015 LTIP with respect to such event were discretionary, the plan administrator of the 2015 LTIP will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the plan administrator will adjust the number and type of units with respect to which future awards may be granted under the 2015 LTIP. With respect to other similar events, including, for example, a combination or exchange of units, a merger or consolidation or an extraordinary distribution of our assets to our unitholders, that would not result in an accounting charge if adjustment to awards were discretionary, the plan administrator of the 2015 LTIP shall have discretion to adjust awards in the manner it deems appropriate and to make equitable adjustments, if any, with respect to the number of units available under the 2015 LTIP and the kind of units or other securities available for grant under the 2015 LTIP. Furthermore, upon any such event, including a change in control of us or our general partner, or a change in any law or regulation affecting the 2015 LTIP or outstanding awards or any relevant change in accounting principles, the plan administrator of the 2015 LTIP will generally have discretion to (i) accelerate the time of exercisability or vesting or payment of an award, (ii) require awards to be surrendered in exchange for a cash payment or substitute other rights or property for the award, (iii) provide for the award to assumed by a successor or one of its affiliates, with appropriate adjustments thereto, (iv) cancel unvested awards without payment or (v) make other adjustments to awards as the plan administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service

The consequences of the termination of a participant’s membership on the board of directors of our general partner or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the 2015 LTIP, at its discretion, may terminate the 2015 LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the 2015 LTIP also has the right to alter or amend the 2015 LTIP or any part of it from time to time or to amend any outstanding award made under the 2015 LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Internal Revenue Code.

Our General Partner’s Management GP Units

In July 2015, Empire authorized the creation of class B units in our general partner, which we refer to as “Management GP Units” and authorized our general partner’s board of directors to sell for a nominal capital contribution or grant Management GP Units to officers and other key employees who provide services to our business as an additional long-term incentive. The entire economic burden of the Management GP Units will be borne solely by Empire as the holder of 100% of the equity interests in our general partner other than the Management GP Units. The Management GP Units will not impact our cash or units outstanding and we will not be obligated to reimburse Empire or our general partner for any costs associated with the Management GP Units. Any distributions made on the Management GP Units will not reduce the amount of cash available for distribution to our unitholders.

The Management GP Units represent a non-voting proportionate economic equity interest in our general partner and, if and when fully allocated, are expected to represent the right to share in approximately 10% of the incentive distributions that we make to our general partner in respect of its incentive distribution rights.

The Management GP Units are subject to restrictions on transfer and will be eligible, for as long as they are outstanding, to share in distributions made by our general partner once our general partner begins receiving incentive distributions from us. However, if a holder of Management GP Units terminates employment with Empire prior to the Management GP Units becoming vested, the Management GP Units will be forfeited to or repurchased for a nominal value by our general partner. The Management GP Units will become vested upon our attaining specified distribution levels to our common unitholders, as set forth in the following table, subject to full or partial acceleration upon certain change in control transactions involving Empire or our general partner.

Per Unit Distribution level	Percentage of Management GP Units Vested
115% of MQD for two consecutive quarters	25% vested
125% of MQD for two consecutive quarters	50% vested
150% of MQD for two consecutive quarters	100% vested

If a holder of Management GP Units terminates employment with Empire after Management GP Units have become vested, the vested Management GP Units will be subject to repurchase by Empire or our general partner at their election for the then-current fair market value of the Management GP Units, as determined by Empire in good faith.

Prior to the consummation of this offering, the following executive officers will purchase, for a nominal capital contribution, the following amounts of Management GP Units.

Executive Officer	Number of Management GP Units	Percentage of Fully Diluted Equity Ownership of Our General Partner (1)
Henry J. Heithaus	450	4.569%
David Potter	150	1.523%
Jeffrey Goodwin	150	1.523%
Travis Booth	100	1.015%

(1)	Percentages give effect to rounding where applicable. Assumes full allocation of all authorized Management GP Units. Percentages are subject to dilution upon issuance of additional interests in our general partner.

The Management GP Units are expected to generate value for participants only to the extent our general partner receives incentive distributions from us in respect of the incentive distribution rights it owns. For more information, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Empire Petroleum Partners, LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director and named executive officer of Empire Petroleum Partners GP, LLC, our general partner, and by all directors and executive officers of our general partner as a group and assumes the underwriters’ option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of                 common units and                 subordinated units outstanding immediately following this offering. Unless otherwise indicated in the footnotes to the table below, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the units and the business address of each such beneficial owner is c/o Empire Petroleum Partners, LP, 8350 North Central Expressway, Suite M2185, Dallas, Texas 75206.

Name of beneficial owner	Common units to be beneficially owned	Percentage of common units to be beneficially owned		Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned
Empire Petroleum Partners, LLC(1)			%		100%		%
Directors/Named Executive Officers
Henry J. Heithaus	—	—		—	—	—
David Potter	—	—		—	—	—
Jeffrey Goodwin	—	—		—	—	—
Travis E. Booth	—	—		—	—	—
Roland Ho	—	—		—	—	—
Directors
Robert B. Hellman, Jr.	—	—		—	—	—
Ryan M. Barnes	—	—		—	—	—
John DeMatteo	—	—		—	—	—
All Directors and Executive Officers as a group ( persons)	—	*	%	—	—%	*	%

(1)	Empire Petroleum Partners, LLC is controlled by AIM Empire Holdings, LLC which owns 37.4% of the outstanding limited liability company interests of Empire Petroleum Partners, LLC and currently has the right to appoint directors with the right to cast a majority of the votes of the board of directors of Empire Petroleum Partners, LLC. The Manager of AIM Empire Holdings, LLC is AIM Universal Holdings, LLC, which is managed by Robert B. Hellman and Matthew P. Carbone, and voting and investment determinations with respect to the securities held by Empire Petroleum Partners, LLC are ultimately controlled by a committee of the following persons, none of whom is deemed to beneficially own the securities held by Empire Petroleum Partners, LLC: Robert B. Hellman, Jr., Matthew P. Carbone, Brian Barlow, Ryan Barnes, Judith N. Bornstein, Edward Diffendal, Nancy Katz and Edmond G. Leung. AIM Empire Holdings, LLC and AIM Universal Holdings, LLC disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein. The principal business address of AIM Universal Holdings, LLC is 950 Tower Lane, Suite 800, Foster City, California 94404.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Empire will own                 common units and                 subordinated units, representing an aggregate         % limited partner interest in us. In addition, our general partner owns a non-economic general partner interest in us and will own all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation, and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates, including Empire, prior to or in connection with this offering for the contribution of the assets and liabilities to us	• common units;

• subordinated units; and

• the incentive distribution rights.

Operational stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions to our unitholders, pro rata, including Empire, as holder of an aggregate of            common units and          subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Empire would receive an annual distribution of $ on its common units and $ on its subordinated units.

Payments to our general partner and its affiliates	Under our partnership agreement, we will be required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Our general partner will determine the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Empire for expenses related to certain general and administrative services Empire will provide to us in support of our business. The expenses of other employees will be allocated to us based on the amount of time actually spent by those employees on our business. These reimbursable expenses also include an allocable portion of the compensation and benefits of employees and executive officers of other affiliates of our general partner who provide services to us. We will also reimburse Empire for any additional out-of-pocket costs and expenses incurred by Empire and its affiliates in providing general and administrative services to us. Please read “—Agreements Governing the Transactions—Omnibus Agreement” and “Management—Compensation Discussion and Analysis.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties will enter into the various agreements that will affect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with Empire will be generally no less favorable to the partnership than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds of this offering.

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance, assignment and assumption agreement, which we refer to as our “contribution agreement,” with Empire and our general partner under which Empire will contribute all of our initial assets to us.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Empire and our general partner that will address, among others, the following matters:

•

our obligation to reimburse Empire for all costs and expenses incurred by Empire in providing us general and administrative services (which reimbursement is in addition to certain expenses of our general partner and its affiliates that are reimbursed under our partnership agreement);

•	an indemnity by Empire for certain pre-closing liabilities associated with our assets, and our indemnity of Empire for certain post-closing liabilities associated with our assets; and

•

our right of first offer with Empire for a period of five years following the closing of this offering to acquire any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party.

So long as Empire controls our general partner, the omnibus agreement will remain in full force and effect. If Empire ceases to control our general partner, either Empire or the general partner may terminate the omnibus agreement, provided that the indemnification obligations will remain in full force and effect in accordance with their terms.

We will reimburse Empire for the expenses incurred by Empire and its affiliates for certain general and administrative services including the following:

•	salaries, benefits and other employee-related costs (excluding equity compensation expense) with respect to the Empire employees who are involved in providing services for our benefit;

•	any centralized corporate expenses incurred by Empire that are allocable to us;

•	costs incurred by Empire in assisting us with managing our business;

•

any incremental general and administrative expenses we incur as a result of being a publicly traded partnership, which includes expenses associated with our SEC reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, expenses associated with listing on the NYSE, fees of our independent registered accounting firm, legal fees, investor relations expenses, transfer agent and registrar fees, director cash compensation and director and officer liability insurance expenses and director compensation; and

•

fees and expenses payable to professional advisors, including legal, accounting, tax and other advisory services, incurred as a result of being a publicly traded partnership (excluding litigation-related costs).

Empire Right of First Offer

Our omnibus agreement will provide that Empire grant us a right of first offer for a period of five years following the closing of this offering on any assets or real estate that Empire acquires in the motor fuel distribution business before selling or transferring any such assets to a third party. However, Empire is under no obligation to offer to sell any assets to us (including the assets covered by the Empire Right of First Offer), unless and until it otherwise intends to dispose of such assets, and we are under no obligation to buy any assets from Empire.

Empire Obligation to Negotiate

Our omnibus agreement will also provide that in the event that Empire acquires any retail fuel outlets, Empire will agree to negotiate in good faith with us to enter into a fuel supply agreement for the supply of motor fuel by us for such sites, except for sites already subject to an existing supply agreement, in which case Empire will agree to negotiate in good faith upon the expiration of such agreement. Empire’s obligation to negotiate motor fuel supply agreements with us will expire upon the expiration of the Empire Right of First Offer.

Environmental Indemnification by Empire. Under the omnibus agreement, Empire will indemnify us for environmental liabilities related to the assets contributed to us in connection with this offering and arising prior to the closing of this offering, or relating to a condition existing as of closing that continues after closing, under laws in existence prior to the closing of this offering. Empire will not be obligated to indemnify us for any environmental losses unless Empire is notified of such losses prior to the third anniversary of the closing of this offering. Furthermore, Empire will not be obligated to indemnify us for any environmental losses less than $25,000, nor will Empire be obligated to indemnify us until our aggregate indemnifiable losses exceed a $250,000 deductible (and then Empire will only be obligated to indemnify us for amounts in excess of such deductible).

Title and Permit Indemnification by Empire. For a period of three years after the closing of this offering, Empire will indemnify us for losses relating to our failure to have at the closing of this offering any title, easement, fee ownership, leasehold interest, consent, license, permit, or approval necessary for us to own or operate our assets in substantially the same manner that the assets were owned or operated immediately prior to the closing of this offering and as described in this prospectus, subject to a $50,000 per incident deductible.

Tax Indemnification by Empire. For a period up to 60 days past the expiration of any applicable statute of limitations, Empire will indemnify us for any federal, state and local tax liability attributable to the operations or ownership of the assets contributed to us arising prior to the closing of this offering or otherwise related to Empire’s contribution of those assets to us in connection with this offering, including any such income tax liability of Empire and its affiliates that may result from our formation transactions or that arises under Treasury Regulation Section 1.1502-6.

The aggregate amount that Empire is obligated to indemnify us under the omnibus agreement is capped at $10,000,000.

Indemnification by Us. We have agreed to indemnify Empire for events and conditions associated with the ownership or operation of our assets that occur after the closing of this offering (other than any environmental liabilities for which Empire is specifically required to indemnify us as described above). There is no limit on the amount for which we will indemnify Empire under the omnibus agreement.

Other Agreements with Empire and Related Parties

Empire Supply Agreement

Following the closing of this offering, we will sell motor fuel directly to consumers at our consignment sites and company-operated sites through Empire Services. We will supply motor fuel to Empire Services pursuant to the Empire Supply Agreement. Pursuant to the Empire Supply Agreement, we will receive a fixed margin of 5.0 cents per gallon of motor fuel distributed to Empire Services for the retail sale to consumers at our consignment sites and company-operated sites. The Empire Supply Agreement will have a 15-year term and will automatically renew for additional five-year periods unless terminated by us or Empire Services at the end of the initial or any subsequent term.

Pursuant to the contribution agreement, we will assume substantially all of Empire’s assets and liabilities, including certain agreements with related parties described below.

Atlas Purchase Option

In connection with the sale of assets to Empire in January 2015, Atlas, an owner of Empire, granted Empire the Atlas Purchase Option whereby Empire received a five-year right to acquire any retail motor fuel business that Atlas sources during such period. Under the terms of the Atlas Purchase Option, in the event that Atlas sources (i) any fuel supply rights related to the retail distribution of gasoline, (ii) any fee simple real property parcels related to the retail distribution of gasoline or (iii) any leasehold real property interests related to the retail distribution of gasoline, Empire will have the right, but not the obligation, to purchase such assets. The terms regarding notice, timing and purchase price for such assets are set forth in the purchase agreement with Atlas. Please read “Business—Atlas Purchase Option” for additional information related to the terms of the Atlas Purchase Option. Empire will contribute its rights to the Atlas Purchase Option to us in connection with this offering. Except pursuant to the Atlas Purchase Option, Atlas is not obligated to sell us any assets, and we are under no obligation to buy any assets from Atlas.

Commercial Lease for Office Space

We lease commercial office space in Maryland pursuant to a commercial lease with Merit Associates LLC, an entity partially owned by Travis E. Booth, our General Counsel, Vice President and Secretary, and his father. Collectively, Mr. Booth and his father own approximately 5% of Merit Associates LLC. For the years ended 2014, 2013 and 2012, Empire paid approximately $369,000, $320,000 and $183,000, respectively, in rental payments under the commercial lease. The commercial lease term ends December 31, 2018, and we expect to continue to lease the commercial office space after the closing of this offering.

Leases for Affiliate-Owned Sites

We lease two sites in Richmond, Virginia from Richmond Ventures I, LLC, an entity wholly owned by Mr. Booth and his immediate family. For the years ended 2014, 2013 and 2012, Empire paid approximately $215,000, $157,000 and $170,000, respectively, in aggregate rental payments under these leases. The lease terms end September 30, 2015 and February 28, 2016, and we expect to continue to lease these sites after the closing of this offering.

Motor Fuel Distribution for Affiliate-Owned Sites

We distribute motor fuel to two retail fuel outlets owned by Mr. Booth’s father pursuant to fuel supply agreements. For the years ended December 31, 2014, 2013 and 2012, we received approximately $11.2 million, $13.1 million and $13.5 million, respectively, in aggregate consideration for the distribution of motor fuel. The supply agreements terminate in 2018 and 2020, and we expect to continue to distribute motor fuel to these sites after the closing of this offering.

Site Acquisition

In October 2014, we purchased three sites from an entity owned by Mr. Booth and members of his immediate family in exchange for $1.1 million in cash, as well as the termination of the leases associated with those properties and the termination of one additional leased property that we did not acquire. During 2014, 2013 and 2012, we paid rent associated with such terminated leases of $152,000, $176,000 and $160,000, respectively.

Transportation Agreements with Related Third Parties

American Energy Transport, LLC

We utilize American Energy Transport, LLC, an affiliate of American Energy Distribution, LP, an owner of Empire, for motor fuel transportation services pursuant to a Fuel Transportation Agreement. Pursuant to such agreement, American Energy Transport, LLC transports motor fuel to approximately 130 of our dealer-operated and consignment sites. For the years ended December 31, 2014, Empire paid $1.56 million for transportation services pursuant to such agreement. The agreement has not been renewed as of April 2015, but we continue to utilize American Energy Transport, LLC for transportation services, and we expect to continue to do so after the closing of this offering.

Atlas Oil Transportation, Inc.

We utilize Atlas Oil Transportation Inc., a subsidiary of Atlas, for motor fuel transportation services pursuant to a Common Carrier Agreement entered into in January 2015. Pursuant to such agreement, Atlas Oil Transportation, Inc. transports motor fuel to approximately 283 of our dealer-operated and consignment sites. The agreement will terminate in 2020, and we expect to continue to utilize Atlas Oil Transportation Inc. for transportation services under such agreement following the completion of this offering.

QW Transport, LLC

We utilize QW Transport, LLC, an affiliate of Golman Enterprises, LLC, an owner of Empire, for transportation services pursuant to a Fuel Transportation Agreement entered into in November 2011. Pursuant to this agreement, QW Transport, LLC transports motor fuel to approximately 170 of our dealer-operated and consignment sites. For the years ended December 31, 2014, 2013 and 2012, Empire paid $3.8 million, $5.1 million and $4.6 million for transportation services pursuant to such agreement. The agreement is subject to a five-year term ending November 21, 2016, with automatic one-year renewals unless terminated by either party. We expect to continue to utilize QW Transport, LLC for transportation services under such agreement following the closing of this offering.

Power Transport Systems

We utilize Power Transport Systems LLC, an entity in which Mr. Booth and his immediate family previously owned 25% collectively, for transportation services pursuant to a Fuel Transportation Agreement entered into in June 2013. Pursuant to such agreement, Power Transport Systems, LLC transports motor fuel to approximately 67 of our dealer-operated and consignment sites. For the years ended December 31, 2014, 2013 and 2012, Empire paid $2.2 million, $2.1 million and $1.1 million for transportation services pursuant to this agreement. The agreement will terminate in 2018. We expect such agreement to continue following the completion of this offering.

Receivable

Empire has a receivable from Quik-Way Retail Associates Holdings II, Ltd., an owner of Empire, and certain of its affiliates, as a result of a working capital adjustment provision from a previous acquisition. The outstanding indebtedness under the receivable was $591,000, including accrued and unpaid interest as of December 31, 2014 and 2013. The note bears interest at a 5.0% interest rate per year. We expect this indebtedness to be paid back in connection with this offering and the note will be retired.

Procedures for Review, Approval and Ratification of Related Person Transactions

The board of directors of our general partner will adopt a code of business conduct and ethics in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the code of business conduct and ethics.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering and, therefore, the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Empire, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have duties to manage our general partner in a manner that is in the best interests of its owners. At the same time, our general partner has a duty to manage us in a manner that it believes is in the best interests of our partnership.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner (“special approval”) or from our unitholders (“unitholder approval”), but our general partner is not required to do so. There is no requirement under our partnership agreement that our general partner seek special approval for the resolution of any conflict of interest, and, under our partnership agreement, our general partner may decide to seek such approval or unitholder approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. The board of directors of our general partner will decide whether to refer a matter to the conflicts committee or to our unitholders on a case-by-case basis. In determining whether to refer a matter to the conflicts committee or to our unitholders for approval, the board of directors of our general partner will consider a variety of factors, including the nature of the conflict of interest, the size of the transaction and dollar amount involved, the identity of the parties involved and any other factors the board of directors deems relevant in determining whether it will seek special approval or unitholder approval. Whenever our general partner makes a determination to seek special approval, to seek unitholder approval or to adopt a resolution or course of action that has not received special approval or unitholder approval, then our general partner will be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to our partnership or any limited partner, and our general partner will not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity, and our general partner in making such determination will be permitted to do so in its sole and absolute discretion. For a more detailed discussion of the duties applicable to our general partner, please read “—Duties of the General Partner.”

Whenever a potential conflict of interest exists or arises, any resolution or course of action by our general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners, and will not constitute a breach of our partnership agreement or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is:

•	approved by special approval, which our partnership agreement defines as approval by a majority of the members of the conflicts committee; or

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approved by unitholder approval, which our partnership agreement defines as the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates.

If our general partner seeks special approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval or unitholder approval, then our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner, as applicable, will make such determination or take or decline to take any action in good faith, and none of our general partner (including the conflicts committee), the board of directors of our general partner or any committee of the board of directors of our general partner

(including the conflicts committee), as applicable, will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner, the board of directors of our general partner or any committee of the board of directors of our general partner (including the conflicts committee), as applicable, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict of interest is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner’s board of directors may consider any factors it determines in good faith to consider when resolving a conflict. A determination or the taking or declining to take an action will be conclusively deemed to be in “good faith” for purposes of our partnership agreement if the person or persons making such determination or taking or declining to take such action subjectively believes (i) that the determination or other action is in the best interests of the partnership, or (ii) in the case of any provision of the partnership agreement that provides an express standard or required determination, that such express standard or required determination has been met. In taking such action, such person may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us and, with respect to any proposed transaction, may consider any other factors that such person or persons deem relevant to the proposed transaction, including whether such transaction is accretive to distributions. If that person has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement.

It is possible, but we believe it is unlikely, that our general partner would approve a matter that the conflicts committee has previously declined to approve or declined to recommend that the full board of directors approve. If the conflicts committee does not approve or does not recommend that the full board of directors approve a matter that has been presented to it, then, unless the board of directors of our general partner has delegated exclusive authority to the conflicts committee, the board of directors of our general partner may subsequently approve the matter. In such a case, although the matter will not have received “special approval” under our partnership agreement, the board of directors of our general partner could still determine to resolve the conflict of interest solely under the good faith standard. In making any such determination, the board of directors of our general partner may take into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Please read “Management—Management of Empire Petroleum Partners, LP—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including Empire, and Empire’s equityholders may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us except with respect to rights of first offer contained in our omnibus agreement.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner or managing member of another entity of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including Empire, are not prohibited from engaging in other businesses or activities, including those that might compete with us.

Neither our partnership agreement nor our omnibus agreement will prohibit Empire, Empire’s equityholders or any other affiliates of our general partner from owning assets or engaging in business that compete directly or indirectly with us. Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors and Empire. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, Empire may compete with us for acquisition opportunities and may own an interest in entities that compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as Empire, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by Delaware law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and affiliates of our general partner;

•	whether to exercise its limited call right;

•	how to exercise its voting rights with respect to any units it owns;

•	whether to exercise its registration rights;

•	whether to sell or otherwise dispose of units or other partnership interests that it owns;

•	whether to elect to reset target distribution levels;

•	whether to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement; and

•	whether to refer or not to refer any potential conflict of interest to the conflicts committee for special approval or to seek or not to seek unitholder approval.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner’s liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duties under applicable Delaware law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duties under applicable Delaware law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. When acting in its individual capacity, our general partner is entitled to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner;

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provides that the general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith reliance on the provisions of our partnership agreement;

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generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest does not receive special approval or unitholder approval then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the cases may be, acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

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the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

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the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entry into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. Please read “Our Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of distributable cash flow to our unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings and repayments of indebtedness;

•	the issuance of additional partnership interests; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $          million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates, including Empire, to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will reimburse our general partner and its affiliates for costs and expenses incurred on our behalf.

We will reimburse our general partner and its affiliates, including Empire, for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. Our omnibus agreement with Empire also addresses our payment of annual amounts to, and our reimbursement of, our general partner and its affiliates for these costs and services. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner and its affiliates, including Empire, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our contractual and other obligations.

Our general partner intends to limit its liability under contractual arrangements and other obligations so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell its common units at an undesirable time or at a price that is less than the market price on the date of purchase. Please read “Our Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50%) for each of the immediately preceding four consecutive calendar quarters and the amount of each such distribution did not exceed the adjusted operating surplus for such quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units rather than retain the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights.”

Duties of Our General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership, provided that partnership agreements may not eliminate the implied contractual covenant of good faith and fair dealing. This implied covenant is a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts and does not form the basis of any separate or independent fiduciary duty in addition to the express contractual duties set forth in our partnership agreement. Under the implied contractual covenant of good faith and fair dealing, a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action.

As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that might otherwise be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is in the best interests of its owners in addition to our best interests. Without these provisions, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith, meaning that it subjectively believed that the decision was in our best interests, and our general partner will not be subject to any higher standard under our partnership agreement or applicable law. If our general partner has the required subjective belief, then the decision or action will be conclusively deemed to be in good faith for all purposes under our partnership agreement. In taking such action, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us and, with respect to any proposed transaction, may consider any other factors that the general partner deems relevant to the proposed transaction, including whether such transaction is accretive to distributions. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners. These contractual standards replace the obligations to which our general partner would otherwise be held. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. If our general partner does not seek special approval from our conflicts committee or unitholder approval, then our general partner will make such determination or take or decline to take any action in good faith, and neither our general partner nor the board of directors of our general partner will be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard under our partnership agreement or under the Delaware Act or any other law, rule or regulation or at equity. Under our partnership agreement, it will be presumed that, in making its decision, our general partner (including the board of directors of our general partner) acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

Rights and remedies of our unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the “Securities Act,” in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions” and “Provisions of our Partnership Agreement Relating to Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partner interests, our partner interests will be evidenced by book entry notation on our partnership register and not by physical certificates.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

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gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

We have applied to list our common units on the NYSE under the symbol “EPLP.”

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Duties”;

•	with regard to the authority of our general partner to manage our business and activities, please read “Management—Management of Empire Petroleum Partners, LP”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on April 28, 2015 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Under our partnership agreement, the purpose and nature of the business to be conducted by us shall be to engage directly or indirectly in any business activity that is approved by our general partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of operating and acquiring motor fuel distribution assets and retail motor fuel sales assets, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units.

Following the completion of this offering, Empire will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment that requires a unit majority by virtue of its ownership of             common units and             subordinated units, representing an aggregate         % limited partner interest (or              common units and             subordinated units, representing an aggregate         % limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional partnership interests	No approval rights.

Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of the partnership	Unit majority. Please read “—Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2025, in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, for cause. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Incentive Distribution Rights.”

Reset of incentive distribution levels	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner for cause;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not pay a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 27 states and the District of Columbia, and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner for cause, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

•

enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, Empire will own         % of our total outstanding common units and subordinated units on an aggregate basis.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal office, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries, other than Empire Services, will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), each as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

•

an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of partnership interests or (ii) that our general partner determines to be necessary or appropriate in connection with the authorization or issuance of additional partner interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

•

mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partner interests as compared to other classes of partner interests;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partner interests in relation to other classes of partner interests will require the approval of at least a majority of the type or class of partner interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner for cause or call a meeting of our unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner for cause must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of our unitholders must be approved by the written consent or the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partner interests to be issued by us in such merger do not exceed 20% of our outstanding partner interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the entry of a decree of judicial dissolution of our partnership; or

•	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership nor any of our subsidiaries, other than Empire Services, would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                 , 2025, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                 , 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of our unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is both (i) for cause and (ii) approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. “Cause” is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable to our partnership or any limited partner for intentional fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of our business. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. Following the completion of this offering, Empire will own common units and subordinated units, representing an aggregate         % limited partner interest (or common units and subordinated units, representing an aggregate         % limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

In the event of removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert, selected by the departing general partner and the successor general partner, will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or a portion of its general partner interest to another person without the approval of our unitholders. As a condition to any such transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, Empire and its affiliates may sell or transfer all or part of their membership interest in our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer the incentive distribution rights to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Empire Petroleum Partners GP, LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ written notice.

The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Federal Income Tax Consequences—Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines that we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20  consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Our unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of the unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under “—Limited Liability,” the common units will be fully paid, and our unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, an affiliate of us or our subsidiaries or any entity set forth in the preceding three bullet points;

•

any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates, excluding any such person providing, on a fee-for-service basis, trustee, fiduciary of custodial services; and

•

any person designated by our general partner because such person’s status, service or relationship expose such person to potential claims or suits relating to our or our subsidiaries’ business and affairs.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with managing and operating our business and affairs. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement.”

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist such unitholder in determining the federal and state tax liability of such unitholder and filing the applicable federal and state income tax returns, regardless of whether such unitholder supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

•	certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates (other than individuals) or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner’s, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

Additionally, any person who brings any of the aforementioned claims, suits, actions or proceedings irrevocably waives a right to trial by jury.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, Empire will hold an aggregate                 common and subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates will be subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors or officers of our general partner own any common units prior to this offering. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the common units outstanding, which will equal approximately units immediately after this offering; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule  144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of our unitholders. Any issuance of additional common units or other partnership interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any partnership interests that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding common units or other partnership interests to require registration of any of these common units or other partnership interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their common units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-up Agreements

Our general partner’s executive officers and directors, our general partner, Empire and certain of our affiliates have agreed that for a period of 180 days from the date of this prospectus they will not, without the prior written consent of each of Barclays Capital Inc. and Wells Fargo Securities, LLC, dispose of any common units or any securities convertible into or exchangeable for our common units. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the 2015 LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code, Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Empire Petroleum Partners, LP and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Internal Revenue Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof (including motor fuel), rents from leasing real property, gains from the sale of real property, interest (other than from a financial business), dividends and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings, court decisions and the representations described below that:

•	we will be classified as a partnership for federal income tax purposes; and

•	each of our operating subsidiaries, except for Empire Services, will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

•	neither we nor any of our operating subsidiaries, other than Empire Services, has elected or will elect to be treated as a corporation;

•

for each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	all motor fuel supply agreements and leases will be substantially in the form of motor fuel supply agreements and leases reviewed by Latham & Watkins LLP.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Tax Treatment of Income Earned Through Corporate Subsidiary

Latham & Watkins LLP is unable to opine as to whether the income generated by certain portions of our operations is qualifying income. In an attempt to ensure that 90% or more of our gross income in each tax year will be qualifying income, we currently intend to conduct a portion of these operations in a separate subsidiary, Empire Services, that will be treated as a corporation for U.S. federal income tax purposes. Empire Services will conduct our retail motor fuel sales and sales of convenience store merchandise and other ancillary products. For the year ended December 31, 2015, after giving pro forma effect to the formation of Empire Services and the entry into the Empire Supply Agreement as of January 1, 2015, we forecast that these operations will account for approximately 30% of our revenue and 44% of our total gross profit.

This corporate subsidiary is subject to corporate-level federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%, and will also likely pay state (and possibly local) income tax at varying rates on its taxable income. All such entity-level taxes will reduce the cash available for distribution to us and, in turn, to our unitholders. Distributions from our corporate subsidiary will generally be taxed again to our unitholders as qualified dividend income to the extent of the current and accumulated earnings and profits of the corporate subsidiary. All such dividend income will constitute “qualifying income” under Section 7704 of the Internal Revenue Code. Please read “—Partnership Status.” As of January 1, 2015, the maximum federal income tax rate applicable to such qualified dividend income which is allocable to individuals is generally 20%. An individual unitholder’s share of dividend and interest income from our corporate subsidiary will constitute portfolio income that cannot be offset by the unitholder’s share of our other losses or deductions.

Limited Partner Status

Unitholders will be treated as partners of Empire Petroleum Partners, LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Empire Petroleum Partners, LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Empire Petroleum Partners, LP. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Empire Petroleum Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion under “—Tax Treatment of Income Earned Through Corporate Subsidiary” and “—Tax Consequences of Unit Ownership—Entity-Level Collections” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of his common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” each as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31,         , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to our unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenue, capital expenditures, cash flow, net working capital, allocation of costs and expenses between Empire Services and us and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of our common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner’s “net value” as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of our profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all of our current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of the intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to our common units in excess of distributions to our subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts, as adjusted to take into account our unitholders’ share of nonrecourse debt.

Specified items of our income, gain, loss and deduction will be allocated to account for (1) any difference between the tax basis and fair market value of our assets at the time of this offering and (2) any difference between the tax basis and fair market value of any property contributed to us by Empire and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to our unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP is unable to render an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax, or NIIT, is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income and (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income and (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. The U.S. Department of the Treasury and the IRS have issued Treasury Regulations that provide guidance regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Common Units—Recognition of Gain or Loss.” Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than many tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (1) this offering will be borne by Empire and its affiliates, and (2) any other offering will be borne by Empire and all of our unitholders as of that time. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable or amortizable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation or amortization previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery, depreciation or amortization deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by our unitholders might change, and our unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among our unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The U.S. Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all of our unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to each of our unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on our unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. Tax-exempt entities and non-U.S. persons should consult a tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A substantial portion of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (1) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (2) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of our unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all of our unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Internal Revenue Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on rents, interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Internal Revenue Code), unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

These rules generally apply to payments of relevant Gross Proceeds made after December 31, 2016 and to payments of FDAP Income. To the extent we have Gross Proceeds after this date or FDAP Income that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), our unitholders who are foreign financial institutions or certain other non-U.S. entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

¡	a person that is not a U.S. person;

¡	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

¡	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit our unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5.0 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Recent Legislative Developments

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress and the President have periodically considered substantive changes to the existing federal income tax laws that would affect the tax treatment of certain publicly traded partnerships, including the elimination of partnership tax treatment for publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to satisfy the requirements of the exception pursuant to which we will be treated as a partnership for federal income tax purposes. Please read “—Partnership Status.” We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, our unitholders will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which such unitholders reside. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We initially expect to conduct business or own property in Alabama, Arkansas, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Washington, D.C., and many of these jurisdictions impose a personal income tax on individuals. As we make acquisitions or otherwise expand our business, we may conduct business or control property in additional states that impose a personal income tax. Although a unitholder may not be required to file a return and pay taxes in some jurisdictions because his income from that jurisdiction falls below the filing and payment requirements, our unitholders will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to our unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state tax, local tax, alternative minimum tax or foreign tax consequences of an investment in us.

INVESTMENT IN EMPIRE PETROLEUM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in our common units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction restrictions imposed by Section 4975 of the Internal Revenue Code and may be subject to provisions under certain federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, “Similar Laws.” For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, certain Keogh plans, certain simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, collectively, “Employee Benefit Plans.”

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of an Employee Benefit Plan that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. In considering an investment in our common units, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the Employee Benefit Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Employee Benefit Plan;

•

whether the investment will result in recognition of unrelated business taxable income by the Employee Benefit Plan and, if so, the potential after-tax investment return (Please read “Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors”);

•

whether making such an investment will comply with the delegation of control and prohibited transaction provisions under Section 406 of ERISA, Section 4975 of the Internal Revenue Code and any other applicable Similar Laws (Please read the discussion under “—Prohibited Transaction Issues” below); and

•

whether, in making the investment, the Employee Benefit Plan will be considered to hold, as plan assets, (1) only the investment in our common units or (2) an undivided interest in our underlying assets (Please read the discussion under “—Plan Asset Issues” below).

The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in our common units is authorized by the appropriate governing instruments and is a proper investment for the Employee Benefit Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans and certain IRAs that are not considered part of an employee benefit plan from engaging, either directly or indirectly, in specified transactions involving “plan assets” with parties that, with respect to the Employee Benefit Plan, are

“parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

Plan Asset Issues

In addition to considering whether the purchase of our common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in our common units, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The U.S. Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed “plan assets.” Under these rules, an entity’s underlying assets would generally not be considered to be “plan assets” if, among other things:

a)	the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are part of a class of securities that are widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the applicable Department of Labor regulations)and either part of a class of securities registered under certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

b)	the entity is an “operating company,” – i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

c)	there is no significant investment by “benefit plan investors,” which is defined to mean that, immediately after the most recent acquisition of an equity interest in any entity by an Employee Benefit Plan, less than 25% of the total value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and certain other persons, is held generally by Employee Benefit Plans.

With respect to an investment in our common units, we believe that our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Internal Revenue Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties, excise taxes and liabilities imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters listed below. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
Oppenheimer & Co. Inc.
Janney Montgomery Scott LLC
Regions Securities LLC
Wunderlich Securities, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to         % of the gross proceeds from this offering (excluding any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Wells Fargo Securities, LLC for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be approximately $         million (excluding underwriting discounts, structuring fees and commissions). We have also agreed to reimburse the underwriters for up to $         of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the common units offered hereby.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of         common units from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section. Under federal securities law Empire is an underwriter with respect to any common units that may be sold pursuant to the underwriters’ option to purchase additional common units.

Lock-Up Agreements

We, Empire, our general partner and the executive officers and directors of our general partner have each agreed that, subject to certain limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Wells Fargo Securities, LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than common units issued pursuant to employee benefit plans, qualified option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

If:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 180-day restricted period described above will be extended (and the restrictions above will continue to apply) until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless Barclays Capital Inc. and Wells Fargo Securities, LLC, in their sole discretion, confirm to us in writing that such extension will not be required.

Barclays Capital Inc. or Wells Fargo Securities, LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time, which, in the case of officers and directors, shall be with notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Wells Fargo Securities, LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Wells Fargo Securities, LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common units that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

We have applied to list our common units on the NYSE under the symbol “EPLP.”

Discretionary Sales

The underwriters have informed us that they do not expect to sell more than 5% of the common units, in the aggregate, to accounts over which they exercise discretionary authority.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer, Empire and their respective affiliates, for which they received or may in the future receive customary fees and expenses. In addition, certain of the underwriters and their respective affiliates are lenders under our revolving credit facility and will receive a portion of the proceeds from this offering pursuant to the repayment of a portion of the borrowings thereunder.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our or our affiliates’ securities and/or instruments. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common units offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common units offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Direct Participation Program Requirements

Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

Hong Kong

Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (“SFO”) and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a “prospectus,” as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (“CO”), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Empire Petroleum Partners, LLC as of and for the year ended December 31, 2014 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Empire Petroleum Partners, LP at April 28, 2015 included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Empire Petroleum Partners, LLC as of December 31, 2013 and for each of the two years in the period ended December 31, 2013 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements related to certain assets acquired from Atlas, as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013, and 2012, appearing in this prospectus and registration statement have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements related to certain assets acquired from CST, as of December 31, 2013, and for the years ended December 31, 2013 and 2012, and as of October 31, 2014, and for the ten months then ended, appearing in this prospectus and registration statement have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements related to certain assets acquired from Mansfield, as of October 31, 2013 and 2012, and for the years then ended, and for the period from November 1, 2013 through September 24, 2014, appearing in this prospectus and registration statement have been audited by Smith & Howard, P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP was previously our independent auditors since July 7, 2011. On November 26, 2014, the board of directors dismissed PricewaterhouseCoopers LLP and retained Grant Thornton LLP as its Independent Registered Accounting Firm.

The report of PricewaterhouseCoopers LLP on the consolidated financial statements for the fiscal year ended December 31, 2013 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended December 31, 2013 and the subsequent interim period through November 26, 2014, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statement for such year. During the fiscal year ended December 31, 2013 and the subsequent interim period through November 26, 2014, there were no reportable events (as defined in Regulation S-K 304(a)(1)(v)).

We have provided PricewaterhouseCoopers LLP with a copy of the foregoing disclosure and have requested that PricewaterhouseCoopers LLP furnish us with a letter addressed to the SEC stating whether or not PricewaterhouseCoopers LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers LLP is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at http://www.sec.gov. The registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the internet is located at http://www.empirepetroleum.com and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “will,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by and involve assumptions used or known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from the results contemplated by such forward-looking statements, including the following:

•	renewal or renegotiation of our long-term, fixed-margin supply agreements;

•	changes in the price of and demand for the motor fuel that we distribute;

•	competition in the wholesale motor fuel distribution industry;

•	increasing consumer preferences for alternative motor fuels or improvements in fuel efficiency;

•	seasonal trends;

•	increased costs that we are unable to pass through to dealers;

•	our ability to make, complete and integrate acquisitions from affiliates or third parties;

•	environmental, tax and other federal, state and local laws and regulations;

•	the fact that we are not fully insured against all risks incident to our business;

•	dangers inherent in the storage of motor fuel;

•	our reliance on third-party transportation companies for the transportation of motor fuel; and

•	increased costs associated with being a publicly traded partnership.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

Introduction

The accompanying unaudited pro forma condensed combined financial statements of Empire Petroleum Partners, LP, a Delaware limited partnership (the “Partnership”), are derived from:

•

The audited historical combined financial statements of Empire Petroleum Partners, LLC and its subsidiaries (the “Predecessor”) for the year ended December 31, 2014 and the unaudited historical condensed consolidated financial statements for the three months ended March 31, 2015;

•	The audited historical statement of operations of Mansfield Oil Company of Gainesville, Inc., Retail Operations (“Mansfield”) for November 1, 2013 through September 24, 2014;

•	The audited historical statement of operations of CST Brands, Inc. Retail Operations Sold to Empire Petroleum Partners, LLC (“CST”) for January 1, 2014 through October 31, 2014;

•

The audited historical statement of operations of Atlas Oil Company, Atlas Oil Retail (“Atlas”) for the year ended December 31, 2014 and the unaudited historical statement of operations of Atlas for the period January 1, 2015 through January 11, 2015; and

•

The preliminary purchase price allocation to the net tangible and identifiable intangible assets acquired and liabilities assumed from Atlas based on fair value estimates. The acquisition from Atlas was completed on January 12, 2015.

The unaudited pro forma condensed combined financial statements have been prepared to give effect to the Predecessor’s acquisitions of assets from each of Atlas, CST and Mansfield (the “Recent Acquisitions”) and the formation transactions of the Partnership, including the contribution of substantially all of the assets and liabilities of the Predecessor to the Partnership, the commencement of wholesale and retail fuel distribution services by the Partnership to unrelated third-party customers, entry into the Empire Supply Agreement with Empire Petroleum Services, LLC (“Empire Services”) and the application of the use of proceeds from the offering as described elsewhere in the prospectus. The Empire Supply Agreement consists of intersegment transactions that are eliminated in financial consolidation.

Please read Note 4 to our unaudited pro forma condensed combined financial statements for a detailed description of the pro forma adjustments.

The unaudited pro forma condensed combined financial statements of the Partnership should be read together with the audited historical consolidated financial statements and the unaudited historical condensed consolidated financial statements of the Predecessor and accompanying notes included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements of the Partnership were derived by making certain adjustments to the historical consolidated financial statements of the Predecessor for the year ended December 31, 2014, the historical unaudited condensed consolidated financial statements of the Predecessor for the three months ended March 31, 2015 and the Recent Acquisitions. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and the pro forma adjustments give appropriate effect to those estimates and assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

The historical financial statements relating to the Recent Acquisitions included elsewhere in this prospectus were prepared on a carve-out basis (the “Carve-Out Financials”). The Carve-Out Financials include all assets and liabilities of the acquired businesses and the results of their operations, even if they were not acquired by us as part of the acquisitions, and may not be indicative of the operating results or financial position of the Recent

Acquisitions had we owned and operated such businesses for the periods presented. The Carve-Out Financials include corporate allocations of general and administrative expenses and other overhead costs related to the sellers’ retained businesses, most of which we have not incurred, and do not expect to incur in the future, during our ownership and operation of the acquired businesses.

The total amount of direct and allocated selling, general and administrative expenses associated with the Recent Acquisitions was approximately $27.1 million in the aggregate for the applicable periods ended during 2014 and set forth in Note 2 to these Unaudited Pro Forma Condensed Combined Financial Statements. We acquired $12.4 million of these expenses in connection with the Recent Acquisitions and we eliminated $3.6 million of these expenses as pro forma adjustments, in each case as described on our pro forma statement of operations for the year ended December 31, 2014. Management has determined that the remaining $11.1 million of these expenses are anticipated to be incurred by us at lower levels than were historically incurred by Atlas, CST or Mansfield. Accordingly, we believe that pro forma operating income and net income presented in the pro forma statement of operations for the year ended December 31, 2014 are understated based on operating expenses not acquired. Similarly, for the twelve months ended March 31, 2015, we believe that pro forma operating income and net income presented in the pro forma statement of operations are understated based on operating expenses not acquired. For this period, selling, general and administrative expenses, exclusive of expenses not acquired by us, totaled $9.6 million. This amount was determined by subtracting $1.5 million in selling, general and administrative expenses not acquired that were attributable to the three month period ended March 31, 2014 from the $11.1 million in selling, general and administrative expenses not acquired in connection with the Recent Acquisitions.

The selling, general and administrative expenses not acquired by Empire include indirect corporate expense allocations made by Atlas, CST and Mansfield and direct selling, general and administrative expenses that are incurred by us at lower levels than Atlas, CST or Mansfield. These amounts include corporate allocations and other expenses in excess of what we would have incurred had we owned and operated the acquired assets during the year ended December 31, 2014 or the twelve months ended March 31, 2015. Examples of the indirect corporate expense allocations include procurement, sourcing and operations support expenses, treasury, finance and accounting expenses, sales and marketing expenses, information technology expenses, legal, human resource and corporate support expenses, bank fees, licenses, fees and permits and general insurance expenses.

Additionally, the assets we acquired from Atlas and Mansfield consisted primarily of motor fuel supply agreements that have specific identifiable direct operating expenses attributable to the fulfillment of those contractual arrangements. Such direct operating expenses are included in the $11.1 million of expenses not acquired by us in connection with the Recent Acquisitions. Likewise, the insurance premiums associated with the acquired assets that exceed the increase in Empire’s insurance premiums as a result of the Atlas and Mansfield asset acquisitions have been included in the calculation of expenses not acquired by us. Additional examples of selling, general and administrative expenses not acquired include accounts receivable and bad debt expenses associated with the assets acquired from Atlas and Mansfield. With respect to the assets acquired from CST, we have included duplicative corporate overhead amounts in the calculation of selling, general and administrative expenses not acquired.

For a reconciliation of pro forma net income to Adjusted EBITDA for the year ended December 31, 2014, which we believe provides a more accurate reflection of our financial condition as a result of the Recent Acquisitions, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

	For the three months ended 03/31/15	For the three months ended 03/31/15
	Predecessor Historical	Recent Acquisition(3)	Adjustments for Pre-Offering Transactions(4)		Pro Forma before Offering	Adjustments for the Offering(4)		Partnership Pro Forma
	(in thousands, except per unit amounts)
Revenue:
Motor fuel sales	$372,564	$12,416			$384,980			$384,980
Merchandise sales	10,351	—			10,351			10,351
Rental income and other	1,682	58			1,740			1,740

Total revenue	384,597	12,474			397,071			397,071

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	358,850	12,290			371,140			371,140
Merchandise sales	7,383	—			7,383			7,383
Rental income and other	1,319	—			1,319			1,319

Total cost of sales (excluding depreciation, amortization and accretion expenses)	367,552	12,290			379,842			379,842

Total gross profit (excluding depreciation, amortization and accretion expenses)	17,045	184			17,229			17,229

Operating expenses:
Selling, general and administrative expenses	10,792	142	(111	)(b)	10,823			10,823
Depreciation, amortization and accretion expenses	6,533	—			6,533			6,533
Acquisition expenses	1,219	—	(1,219	)(a)	—			—

Total operating expenses	18,544	142	(1,330)		17,356			17,356

Operating income (loss)	(1,499)	42	1,330		(127)			(127)

Other expense (income):
Interest expense, net	1,444	1	59	(c),(d)	1,504	(597	)(l)	907
Other expense (income)	(2,807)	(12)			(2,819)			(2,819)

Total other expense (income)	(1,363)	(11)	59		(1,315)	(597)		(1,912)

Income (loss) before income taxes	(136)	53	1,271		1,188	597		1,785
Provision for (benefit from) income taxes	(2)	—	26	(m)	24	12	(m)	37

Net income (loss)	$(134)	$53	$1,245		$1,164	$585		$1,748

See accompanying notes to the unaudited pro forma condensed combined financial statements.

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

AS OF MARCH 31, 2015

	March 31, 2015
	Predecessor Historical	Adjustments for Pre- Offering Transactions(4)	Pro Forma before Offering	Adjustments for the Offering(4)		Partnership Pro Forma
	(in thousands)
Assets:
Current assets
Cash	$4,281		$4,281
Trade accounts receivable, net	50,606		50,606
Notes receivable	589		589
Inventories	12,824		12,824
Prepaid expenses and other current assets	3,323		3,323

Total current assets	71,623		71,623

Property and equipment, net	132,312		132,312
Intangible assets, net	121,700		121,700
Goodwill	45,831		45,831
Deferred financing costs, net	4,814		4,814
Other assets	7,997		7,997

Total assets	$384,277		$384,277

Liabilities and Members’ Equity:
Current liabilities
Trade accounts payable	$39,121		$39,121
Fuel taxes payable	1,808		1,808
Accrued expenses and other liabilities	1,440		1,440
Accrued payroll	1,061		1,061
Current maturities of long-term debt	9,204		9,204

Total current liabilities	52,634		52,634

Deposits and other liabilities	9,211		9,211
Unfavorable lease obligations	1,264		1,264
Long-term debt	159,084		159,084	(82,084	)(l)	77,000

Total liabilities	222,193		222,193

Commitments and contingencies
Members’ equity	162,084		162,084

Total liabilities and members’ equity	$384,277		$384,277

See accompanying notes to the unaudited pro forma condensed combined financial statements.

EMPIRE PETROLEUM PARTNERS, LP

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

	For the year ended 12/31/14	For periods ended during 2014
	Predecessor Historical	Recent Acquisitions(2)	Adjustments for Pre-Offering Transactions(4)		Pro Forma before Offering	Adjustments for the Offering(4)		Partnership Pro Forma
	(in thousands, except per unit amounts)
Revenue:
Motor fuel sales	$1,466,605	$1,279,410	$(131,424	)(g),(i)	$2,614,591			$2,614,591
Merchandise sales	25,871	26,292	(364	)(i)	51,799			51,799
Rental income and other	6,120	1,452			7,572			7,572

Total revenue	1,498,596	1,307,154	(131,788)		2,673,962			2,673,962

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,255,627	(127,683	)(f),(g),(i)	2,549,961			2,549,961
Merchandise sales	18,855	18,226	(262	)(i)	36,819			36,819
Rental income and other	6,775	—			6,775			6,775

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,273,853	(127,945)		2,593,555			2,593,555

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	33,301	(3,843)		80,407			80,407

Operating expenses:
Selling, general and administrative expenses	30,057	27,089	(4,146	)(b),(g),(i),(k)	53,000			53,000
Depreciation, amortization and accretion expenses	13,526	5,531	8,974	(j)	28,031			28,031
Acquisition expenses	2,586	—	(2,586	)(a)	—			—
(Gain) on sale of assets	(860)	(34,286)	34,286	(h)	(860)			(860)

Total operating expenses	45,309	(1,666)	36,528		80,171			80,171

Operating income (loss)	5,640	34,967	(40,371)		236			236

Other expense (income):
Interest expense, net	3,607	1,220	1,022	(c),(d)	5,849	(2,222	)(l)	3,627
Other expense (income)	—	(326)	8	(i)	(318)			(318)

Total other expense (income)	3,607	894	1,030		5,531	(2,222)		3,309

Income (loss) from continuing operations before income taxes	2,033	34,073	(41,401)		(5,295)	2,222		(3,073)
Provision for income taxes	141	564	(564	)(e)	141			141

Income (loss) from continuing operations	1,892	33,509	(40,837)		(5,436)	2,222		(3,214)

Net income (loss)	$1,892	$33,509	$(40,837)		$(5,436)	$2,222		$(3,214)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

1. Organization and Basis of Presentation

The unaudited pro forma condensed combined financial statements of the Partnership are derived from the historical consolidated financial statements of the Predecessor and adjusted to give effect to the transactions detailed below. In connection with the offering, substantially all assets and liabilities of the Predecessor will be contributed to the Partnership, and the Partnership will begin providing wholesale and retail fuel distribution services to third-party customers and Empire Services.

The unaudited pro forma condensed combined financial statements reflect the following transactions:

•	the contribution by Empire to the Partnership of substantially all of its assets and liabilities;

•	the Partnership’s issuance to Empire of common units and subordinated units;

•	the Partnership’s issuance of all of the incentive distribution rights to its general partner, which will also retain a non-economic general partner interest in the Partnership;

•	the Partnership’s issuance of common units to the public in this offering, representing a % limited partner interest in the Partnership;

•	the amendment and restatement of the Partnership’s revolving credit facility;

•	the application of the net proceeds from this offering as described in “Use of Proceeds”;

•

the contribution of the Partnership’s consignment agreements, company-operated sites and certain of its leased properties to Empire Services, a taxable subsidiary, as described under “Material Federal Income Tax Consequences”;

•	entry into an omnibus agreement with the Predecessor and the Partnership’s general partner; and

•	the acquisitions of assets from Atlas, CST and Mansfield described under “Business—Recent Acquisitions.”

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

2.	The statements of operations for the year ended December 31, 2014 for the Recent Acquisitions, Atlas, CST and Mansfield, are as follows:

	Year ended 12/31/2014	Period 1/1/2014 through 10/31/2014	Period 11/1/2013 through 9/24/2014	Total
	Atlas	CST	Mansfield	Recent Acquisitions
	(in thousands)
Revenue:
Motor fuel sales	$737,025	$117,911	$424,474	$1,279,410
Merchandise sales	364	25,928	—	26,292
Rental income and other	1,452	—	—	1,452

Total revenue	738,841	143,839	424,474	1,307,154

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	725,656	111,728	418,243	1,255,627
Merchandise sales	262	17,964	—	18,226
Rental income and other	—	—	—	—

Total cost of sales (excluding depreciation, amortization and accretion expenses)	725,918	129,692	418,243	1,273,853

Total gross profit (excluding depreciation, amortization and accretion expenses)	12,923	14,147	6,231	33,301

Operating expenses:
Selling, general and administrative expenses	9,379	10,656	7,054	27,089
Depreciation, amortization and accretion expenses	3,269	1,558	704	5,531
(Gain) on sale of assets	(34,286)	—	—	(34,286)

Total operating expenses	(21,638)	12,214	7,758	(1,666)

Operating income (loss)	34,561	1,933	(1,527)	34,967

Other expense (income):
Interest expense, net	757	463	—	1,220
Other expense (income)	(326)	—	—	(326)

Total other expense (income)	431	463	—	894

Income from continuing operations before income taxes	34,130	1,470	(1,527)	34,073
Provision for income taxes	—	564	—	564

Income from continuing operations	34,130	906	(1,527)	33,509

Net income (loss)	$34,130	$906	$(1,527)	$33,509

3.	The Empire Petroleum Partners, LP Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2015 gives effect to the acquired Atlas operations for the period of 2015 preceding the completion of the Atlas acquisition on January 12, 2015, under the heading “Recent Acquisition.”

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

4. Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed combined balance sheet gives effect to the adjustments described below as if they had occurred on March 31, 2015. The unaudited pro forma condensed combined statement of operations gives effect to the adjustments as if they had occurred on January 1, 2014 for the year ended December 31, 2014 and on January 1, 2015 for the three months ended March 31, 2015.

The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these adjustments is provided as follows:

a.	Impact on the statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 of the removal of acquisition-related expenses directly associated with the Recent Acquisitions.

b.	Impact on the statement of operations of the removal of the advisory services fee of $566 for the year ended December 31, 2014 and $111 for the three months ended March 31, 2015 under an Advisory Services Agreement with American Infrastructure MLP Management, L.L.C. and certain of its affiliates, which will be terminated in connection with this offering.

c.	Impact on the statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 of the elimination of interest expense and income associated with debt liabilities and receivables not contributed to the Partnership.

d.	Impact on the statement of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 of interest expense associated with the $53,000 increase in borrowings under the Predecessor’s revolving credit facility in connection with the acquisition of assets from Atlas.

e.	Impact on the statement of operations for the year ended December 31, 2014 of the elimination of CST’s income tax expense, as the Partnership will not be subject to federal income tax.

f.	Impact on the statement of operations for the year ended December 31, 2014 of the removal of the impact of CST’s inventory method under last in first out.

g.	To adjust the historical statement of operations of the Recent Acquisitions for the year ended December 31, 2014 to remove Mansfield’s actual historical results of operations for November and December 2013 as follows: reductions to revenue, cost of sales, selling, general and administrative expenses, depreciation, amortization and accretion expenses, and net loss in the amounts of $68,890, $67,977, $1,036, $102, and $225, respectively.

h.	Impact on the statement of operations for the year ended December 31, 2014 of the removal of the Atlas gain on sale of assets, which will not be realized by the Partnership.

i.	Impact on the respective statement of operations line items for the year ended December 31, 2014 as a result of the sale of a regional business of Atlas to CrossAmerica Partners, LP (formerly Lehigh Gas Partners, LP) during 2014 and the retention by Atlas of a single site located adjacent to a toll road that was considered a part of Atlas’ retail business. The effect of the sale on the statement of operations for the year ended December 31, 2014 is a reduction of revenue, cost of sales, gross profit and net income in the amounts of $62,898, $60,068, $2,830 and $646, respectively.

j.	Impact on the statement of operations for the year ended December 31, 2014 of the change in depreciation and amortization expense associated with assets acquired in the Recent Acquisitions.

k.	Impact on the statement of operations for the year ended December 31, 2014 of the removal of an Atlas legal contingency in the amount of $250, which we did not acquire.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

l.	Impact on the balance sheet as of March 31, 2015 for the application of proceeds from this offering to the reduction of long-term debt and impact to the statements of operations for the year ended December 31, 2014 and the three months ended March 31, 2015 for the resulting decrease in interest expense.

m.	Increase in the income tax provision resulting from the pro forma adjustments to the income before income taxes for the three months ended March 31, 2015.

5. Pro Forma Net Income Per Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of respective common and subordinated units expected to be outstanding at the closing of the offering.

All units were assumed to have been outstanding since January 1, 2014. Basic and diluted pro forma net income per unit are the same, as there are no potentially dilutive units expected to be outstanding at the closing of the offering.

Pursuant to the partnership agreement, the general partner of the Partnership is entitled to receive certain incentive distributions that will result in less net earnings allocable to common and subordinated unitholders provided that the quarterly distributions exceed certain targets. The pro forma net earnings per limited partner unit computations assume that no incentive distributions were made to the general partner of the Partnership because no such distributions would have been paid based upon the calculation of pro forma available cash from operating surplus for the periods presented.

EMPIRE PETROLEUM PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
($ in thousands, except per unit amounts)	2015	2014
Revenue:
Motor fuel sales	$372,564	$318,823
Merchandise sales	10,351	5,122
Rental income and other	1,682	1,552

Total revenue	384,597	325,497

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	358,850	311,075
Merchandise sales	7,383	3,534
Rental income and other	1,319	1,642

Total cost of sales (excluding depreciation, amortization and accretion expenses)	367,552	316,251

Total gross profit (excluding depreciation, amortization and accretion expenses)	17,045	9,246

Operating expenses:
Selling, general and administrative expenses	10,792	5,969
Depreciation, amortization and accretion expenses	6,533	2,442
Acquisition expenses	1,219	1,334

Total operating expenses	18,544	9,745

Operating income (loss)	(1,499)	(499)

Other:
Interest expense, net	1,444	681
Other income	2,807	—

Total other income (expense)	1,363	(681)

(Loss) before income taxes	(136)	(1,180)
Provision for (benefit from) income taxes	(2)	26

Net loss	$(134)	$(1,206)

Earnings (loss) per unit—basic and diluted:
Net loss	$(0.02)	$(0.22)

Weighted-average units outstanding—basic and diluted	8,796,907	5,589,534

See accompanying notes to unaudited condensed consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
($ in thousands)	2015	2014
Assets:
Current assets
Cash	$4,281	$15,458
Trade accounts receivable, net	50,606	44,057
Notes receivable	589	589
Inventories	12,824	8,862
Prepaid expenses and other current assets	3,323	1,473

Total current assets	71,623	70,439

Property and equipment, net	132,312	97,702
Intangible assets, net	121,700	77,646
Goodwill	45,831	28,832
Deferred financing costs, net	4,814	3,231
Other assets	7,997	4,508

Total assets	$384,277	$282,358

Liabilities and Members’ Equity:
Current liabilities
Trade accounts payable	$39,121	$32,315
Fuel taxes payable	1,808	13,275
Accrued expenses and other liabilities	1,440	2,131
Accrued payroll	1,061	1,194
Current maturities of long-term debt	9,204	7

Total current liabilities	52,634	48,922

Deposits and other liabilities	9,211	7,971
Unfavorable lease obligations	1,264	1,057
Long-term debt	159,084	88,774

Total liabilities	222,193	146,724

Commitments and contingencies (Note 10)
Members’ equity	162,084	135,634

Total liabilities and members’ equity	$384,277	$282,358

See accompanying notes to unaudited condensed consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2015	2014
($ in thousands)
Cash flows from operating activities
Net loss	$(134)	$(1,206)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment and amortization of capital leases	2,034	803
Amortization of intangible assets	4,494	1,639
Accretion of asset retirement obligations	5	—
Amortization of deferred financing costs	303	206
Amortization of unfavorable lease obligations	21	—
Provision for losses on trade accounts receivable	75	75
Changes in other operating assets and liabilities, net of acquisitions
Trade accounts receivable	(6,635)	992
Inventories	(2,334)	1,433
Prepaid expenses and other current assets	(1,810)	454
Deferred & other assets	(4,628)	346
Trade accounts payable	6,806	596
Accrued expenses and other liabilities	(3,536)	(1,947)
Accrued payroll	(133)	(134)
Fuel taxes payable	(11,467)	746
Deposits and other liabilities	1,198	1,740

Net cash (used in) provided by operating activities	(15,741)	5,743

Cash flows from investing activities
Acquisitions, net of cash acquired	(64,378)	(26,399)
Acquisitions of intangible assets	—	—
Purchase of property and equipment and branding	(5,119)	(263)
Collections on (refunds of) notes receivable	—	1,870

Net cash used in investing activities	(69,497)	(24,792)

Cash flows from financing activities
Issuance of units and (advance to) collection of member’s receivable	(40)	(19)
Distributions made	(5,406)	(4,423)
Proceeds (payments) on swingline commitment, net	9,204	(2,792)
Proceeds from revolving credit facility	68,000	30,000
Payments on notes payable and change in bank overdraft	2,303	(15)

Net cash provided by financing activities	74,061	22,751

Net increase (decrease) in cash	(11,177)	3,702

Cash, beginning of period	15,458	2,504

Cash, end of period	$4,281	$6,206

See accompanying notes to unaudited condensed consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Class A	Class B	Member Receivable	Total Members’ Equity
	($ in thousands)
At December 31, 2014	$66,369	$70,081	$(816)	$135,634
Issuance of units on acquisition	—	32,000	—	32,000
Issuance of units and (advance to) collection of member’s receivable	—	—	(10)	(10)
Distributions made	(4,558)	(848)	—	(5,406)
Net loss	(86)	(48)	—	(134)

At March 31, 2015	$61,725	$101,185	$(826)	$162,084

See accompanying notes to unaudited condensed consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

1.    Business Overview

Nature of operations

Empire Petroleum Partners, LLC (“EPP,” “we,” “our,” “us” or the “Company”) was formed on June 15, 2011 as a Delaware limited liability company and commenced operations on July 7, 2011 when it acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC (“EPH”). EPP is one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. EPP’s motor fuel distribution network serves retail fuel outlets primarily in its four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States. See Note 14 for information with regard to the Company’s operating segments.

2.    Summary of Significant Accounting Policies

Basis of presentation

The accompanying condensed consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). These accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Interim Financial Statements

The accompanying interim unaudited condensed consolidated financial statements as of March 31, 2015 and for the three months then ended (“interim financial statements”) have been prepared on the same basis as the audited consolidated financial statements for the year ended December 31, 2014. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015 or any other future period. Certain information and note disclosures normally included in these financial statements prepared in accordance with GAAP have been condensed or omitted under the SEC’s rules and regulations. These interim financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2014.

The same significant accounting policies, presentation and methods of computation have been followed in these interim financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2014.

Revenue Recognition

Revenue from fuel sales is recognized when delivery is made for wholesale fuel sales and at the point of sale for retail fuel sales. We charge our third party dealers for transportation costs, which are included in revenue and cost of sales. Retail merchandise sales are recognized at the point of sale. Revenue from leases of real estate is recognized on a straight-line basis over the terms of the tenant leases. All revenues are reported net of any sales and excise taxes due to governmental agencies.

Cost of Sales

We include in cost of revenue from fuel sales all costs incurred to acquire wholesale fuel, including the costs of purchasing and transporting inventory prior to delivery to the wholesale customers, net of any purchase discounts or incentives. Cost of sales does not include any depreciation of our property, plant and equipment as these amounts would not be significant to cost of sales. Amortization expense related to our intangible assets is excluded from cost of sales because those assets are not directly associated with the cost of providing wholesale motor fuel distribution services. Depreciation, amortization and accretion expenses are separately classified in our consolidated statement of operations.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

3.    Acquisitions

The acquisitions discussed below have been accounted for as business combinations under ASC 805, Business Combinations (“ASC 805”). The purchase price for each respective acquisition was allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their fair value estimates. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed for each respective acquisition was allocated to goodwill.

For all periods presented, the fair value of the motor fuel supply agreements was determined using an income approach, with the fair value estimated to be the present value of incremental after-tax cash flows attributable solely to the motor fuel supply agreements over their respective estimated remaining useful life, using probability-weighted cash flows, generally assumed to extend through the term of the motor fuel supply agreements, and using discount rates considered appropriate given the inherent risks associated with these types of agreements. We believe the level and timing of cash flows represent relevant market participant assumptions. The motor fuel supply agreements are being amortized on a proportional basis corresponding to the average attrition rate of the motor fuel supply agreements over their respective estimated useful lives, which range from 1 to 38 years.

Goodwill from each of the acquisitions principally resulted from expected synergies from combining our operations and the operations of the acquired businesses. The amortization of goodwill related to our acquisitions for the periods presented is deductible for income tax purposes over 15 years.

The following unaudited supplemental pro forma results present consolidated information as if the acquisitions described under 2015 and 2014 Transactions had been completed as of January 1, 2014. The pro forma results include adjustments for: (i) the depreciation associated with the additional fair value of the acquired property and equipment of an insignificant amount and $476 for the three months ended March 31, 2015 and 2014, respectively, (ii) the amortization associated with an estimate of the acquired intangible assets, which includes motor fuel supply agreements, transportation agreements and non-compete agreements of an insignificant amount and $1,928 for the three months ended March 31, 2015 and 2014, respectively, (iii) interest expense associated with debt used to fund the acquisitions of $60 and $495 for the three months ended March 31, 2015 and 2014, respectively. Included in the pro forma results are nonrecurring acquisition and integration costs of $1,219 and $1,334 for the three months ended March 31, 2015 and 2014, respectively. The pro forma results should not be considered indicative of the results that would have occurred if the acquisitions and related borrowings had been consummated as of the dates referenced above, nor are they indicative of future results.

	Three Months Ended March 31,
	2015	2014
Total revenues	$397,071	$521,684
Net income (loss)	$(273)	$(2,139)
Basic and diluted earnings per unit	$(.03)	$(0.33)

The results of all acquisitions have been included in our consolidated financial results since the date of each acquisition. The financial results of all acquisitions have been incorporated into our existing wholesale and retail segments. Revenues and income (loss) from operations for the period from the acquisition dates through March 31, 2015 and 2014 for the 2015 Transactions and 2014 Transactions were approximately $80,428 and $(568), $48,632 and $(475), respectively.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

2015 Transactions

Atlas Oil, Inc.

On January 12, 2015, we acquired certain assets of Atlas Oil, Inc. (“Atlas”) for approximately $81,561. The transaction was funded by issuing 980,993 Class B units and $49,500 in cash. The cash portion was funded under our revolving credit facility. On March 31, 2015, we acquired real property and related assets of Atlas for $4,228. The acquisition was funded under our revolving credit facility. We have performed a preliminary allocation of purchase price to the fair value of assets acquired that will become final upon the completion of a fair value analysis by a third party appraisal firm, which we expect to occur before the end of our second quarter. Estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analysis are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

The following table presents preliminary acquisition date fair value of the assets acquired and liabilities assumed:

Cash	$1,085
Inventory	1,561
Property and equipment	21,729
Identifiable intangibles	48,500
Goodwill	16,307
Other Assets	766
Less: deposits and other liabilities assumed in connection with the business combination	(4,159)

$85,789

RaceTrac Petroleum, Inc.

In March 2015, we acquired certain assets from RaceTrac Petroleum, Inc., a Georgia corporation, for $7,233. The transaction was funded under our revolving credit facility. The acquired assets, which have existing dealer-operators, enhance our real estate assets and expand our unbranded fuel distribution capabilities in the Southeast. We have performed a preliminary allocation of purchase price to the fair value of assets acquired that will become final upon the completion of a fair value analysis by a third party appraisal firm, which we expect to occur before the end of the second quarter in 2015. Estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

Inventory	$66
Property and equipment	6,475
Goodwill	692

$7,233

Besche

On March 20, 2015, we exercised a purchase option agreement associated with our Besche acquisition in December, 2012, and acquired eight sites that are under lease agreements with consignment agents for $3,375.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The purchase option provided fixed purchase prices to acquire each site contingent upon the remediation of certain environmental matters by the seller. In December, 2012, no value was assigned to the option in the purchase price allocation due to the uncertainty of the option’s fair value because of the remediation contingency. The seller was subsequently unwilling to sell the sites at the option prices provided under the agreement upon notification by the Company, however a settlement agreement was reached on February 24, 2015 providing for the execution of the purchase option.

The transaction was funded under our revolving credit facility. We have performed a preliminary allocation of purchase price to the fair value of assets acquired that will become final upon the completion of a fair value analysis by a third party appraisal firm, which we expect to occur before the end of our second quarter. The preliminary fair value associated with the sites is $6,200 resulting in a gain of $2,825 related to the value of the purchase option that came with the original transaction in December, 2012. Estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

Property and equipment	$6,200

$6,200

2014 Transactions

Georgia Oil Holdings, LLC

On February 26, 2014, we acquired certain assets of Georgia Oil Holdings, LLC and certain of its affiliates (collectively, “Georgia Oil”) for approximately $14,816 in cash (including cash acquired of $4). The transaction was funded through our revolving credit facility. Georgia Oil sold and distributed motor fuels in the greater Atlanta, Georgia, market pursuant to motor fuel supply agreements and consignment agreements. The purpose of the acquisition was to expand our Atlanta market and enhance our BP-branded distribution network. We incurred costs of approximately $913 related to the acquisition, which have been included in the acquisition expenses line of the accompanying condensed consolidated statements of operations for the three months ended March 31, 2014.

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Cash	$4
Inventory	154
Property and equipment	3,900
Identifiable intangibles	10,802
Goodwill	341
Less: Unfavorable leases	(385)

$14,816

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$10,340
Noncompete agreement	462

$10,802

King Fuels, Inc.

On January 22, 2014, we acquired certain assets from King Fuels, Inc., for approximately $11,587 in cash and an earn-out provision with a fair value of $389 for a total consideration of $11,976. The transaction was funded through our revolving credit facility. The purpose of the acquisition was to expand our Texas and Louisiana markets and enhance our branded distribution network with several major oil companies. The final earn-out provision owed was determined to be $439. The excess of the amount owed over the fair value of the earn-out provision of $50 was charged to selling, general and administrative expenses for the year ended December 31, 2014. We incurred costs of approximately $444 related to the acquisition, which have been included in the acquisition expenses line of the accompanying condensed consolidated statements of operations for the three months ended March 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Identifiable intangibles	$10,835
Goodwill	1,141

$11,976

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$9,280
Noncompete agreement	1,555

$10,835

4.    Inventories

Inventories consisted of the following as of:

	March 31,	December 31,
	2015	2014
Petroleum products	$10,467	$5,925
Store merchandise and other	2,357	2,937

	$12,824	$8,862

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

5.    Property and Equipment, Net

Property and equipment consisted of the following as of:

	March 31,	December 31,
	2015	2014
Buildings	$36,620	$25,916
Machinery and equipment	19,178	13,965
Leasehold improvements	19,532	16,457
Furniture and fixtures	21,401	13,019
Vehicles	50	50

	96,781	69,407
Less: Accumulated depreciation	12,045	10,011

	84,736	59,396
Land	47,576	38,306

Property and equipment, net	$132,312	$97,702

Depreciation expense was $2,034 and $803 for the three months ended March 31, 2015 and 2014, respectively.

6.    Intangible Assets, Net

Identifiable intangible assets consisted of the following as of:

	March 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements—independent dealer sites	$120,509	$21,383	$99,126
Non-compete agreements	3,381	1,030	2,351
Motor fuel supply agreements—consignment sites	19,324	385	18,939
Transportation agreements	298	18	280
In-place leases	1,068	521	547
Trade names	1,136	679	457

	$145,716	$24,016	$121,700

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements—independent dealer sites	$89,962	$17,455	$72,507
Non-compete agreements	3,381	900	2,481
Motor fuel supply agreements—consignment sites	1,324	46	1,278
Transportation agreements	297	10	287
In-place leases	1,068	481	587
Trade names	1,136	630	506

	$97,168	$19,522	$77,646

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Amortization expense was $4,494 and $1,639 for the three months ended March 31, 2015 and 2014, respectively.

7.    Goodwill

The following table represents the changes in goodwill in total and by segment (see Note 14):

	Wholesale	Retail	Total
Balance, December 31, 2014:	$20,103	$8,729	$28,832
Acquisition related	10,511	6,488	16,999

Balance, March 31, 2015:	$30,614	$15,217	$45,831

8.    Long-Term Debt

Long-term debt consists of the following as of:

	March 31,	December 31,
	2015	2014
Revolving credit facility (including swingline)	$165,519	$88,700
Other debt	2,769	81

Total debt	168,288	88,781
Less: current portion	9,204	7

Total long-term debt	$159,084	$88,774

On October 18, 2013, we entered into a $150,000 revolving credit facility (the “revolving credit facility”), which includes a $15,000 swing-line commitment sublimit and a $35,000 letter of credit facility sublimit. We utilized a portion of the proceeds from our revolving credit facility to retire our then existing outstanding indebtedness and we terminated our interest rate swap agreement on our variable rate debt with a separate financial institution. The revolving credit facility accrues interest at a Base Rate or Adjusted LIBOR Rate (each as defined in the revolving credit facility) for amounts advanced under the revolving credit facility and at the swingline rate for advances under the swingline sublimit. We elected the Adjusted LIBOR rate which is based on the applicable margin (initially 2.75%) plus the three month LIBOR rate (0.25%) as of October 18, 2013. At March 31, 2015 and December 31, 2014, the interest rate on the revolving credit facility was 2.8% and 3.0%, respectively. The revolving credit facility matures on October 18, 2018. As of March 31, 2015 and December 31, 2014, we had $165,519 and $88,700 outstanding under the revolving credit facility and no balance outstanding on our swing-line sublimit. The swing-line portion of the revolving credit facility bears interest at the Swingline Rate (as defined in the revolving credit facility), and is payable in full on the earlier of the date of demand by the lender or the Revolving Commitment Termination Date (as defined in the revolving credit facility). Consequently, any amount outstanding under the swing-line portion of the revolving credit facility is classified as a current liability.

The outstanding indebtedness under the revolving credit facility is collateralized by substantially all of our assets and may be prepaid without penalty (subject to certain notice and timing requirements). The revolving credit facility permits the lenders to accelerate the repayment of the outstanding obligations upon the occurrence of an Event of Default (as defined in the revolving credit facility), including a material change in the business. In addition, we are required to meet certain financial and other covenants, including but not limited to, a Fixed Charge Coverage Ratio and a Total Debt to EBITDA Ratio (each as defined in the revolving credit facility). We were in compliance with all debt covenants as of March 31, 2015.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

We amended our revolving credit facility (the “amended revolving credit facility”) effective January 8, 2015. Under the amended revolving credit facility agreement, (i) borrowing capacity was increased from $150,000 to $250,000 and (ii) the swing-line commitment sublimit was increased from $15,000 to $25,000. The amended revolving credit facility extended the maturity date and debt compliance requirements to January 8, 2020. The $35,000 letter of credit sublimit remains unchanged.

Commitment fees on our revolving credit facility were $124 and $102 for the three months ended March 31, 2015 and 2014, respectively, and are included in interest expense, net in the accompanying unaudited condensed consolidated statements of operations.

We incurred approximately $3,800 in financing costs in connection with the original execution of the revolving credit facility, and an additional $1,671 in connection with the amendment and restatement, both of which have been recorded as deferred financing costs on the accompanying unaudited condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014. These costs are being amortized over the life of their agreement period and included in interest expense, net in the accompanying unaudited condensed consolidated statements of operations.

Interest expense included in continuing operations related to the revolving credit facility was $1,139 and $475 for the three months ended March 31, 2015 and 2014, respectively.

Outstanding letters of credit were $6,200 as of March 31, 2015, and $7,200 as of December 31, 2014. Letter of credit fees were $45 and $90 for the three months ended March 31, 2015 and 2014, respectively, are included in interest expense, net in the accompanying unaudited condensed consolidated statements of operations.

Our other debt of $2,769 and $81 at March 31, 2015 and December 31, 2014, respectively, pertains to an assumed obligation bearing interest at 10% associated with the Atlas acquisition due to a major oil company supplier and vehicles and other licenses.

9.    Related Party Transactions

We have an advisory services agreement arrangement with an affiliate of American Infrastructure MLP Fund, L.P. (“AIM”) to provide advisory services. Related party consulting expense, including reimbursed expenses, amounted to $140 and $74 for the three months ended March 31, 2015 and 2014, respectively, and has been included in the selling, general and administrative expenses line of the accompanying unaudited condensed consolidated statements of operations.

We lease office space and sites from entities that are affiliates of one of our members. Related party rental expense incurred in connection with these properties amounted to $149 and $221 for the three months ended March 31, 2015 and 2014, respectively, and have been included in the selling, general and administrative expenses line of the accompanying unaudited condensed consolidated statements of operations. There are no amounts due on these leases as of March 31, 2015, or as of December 31, 2014.

We purchase fuel from an affiliate who became a related party in September 2014. The total fuel purchased and included in the fuel cost of sales line of the accompanying unaudited condensed consolidated statements of operations for the three months ended March 31, 2015 totaled $20,522. There was no amount due on these purchases as of March 31, 2015 or December 31, 2014.

We arrange for fuel delivery utilizing transportation from entities that are affiliates of certain members. Related party transportation expenses of $3,430 and $1,738 for the three months ended March 31, 2015 and 2014, respectively, and have been included in fuel cost of sales line of the accompanying unaudited condensed

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

consolidated statements of operations. Amounts due to related parties in connection with transportation services totaled $122 and $62 as of March 31, 2015, and December 31, 2014, respectively, and are included in trade accounts payables on the accompanying unaudited condensed consolidated balance sheets.

We sell fuel to various affiliated entities owned by certain members. Related party fuel sales totaled $3,386 and $4,104 for the three months ended March 31, 2015 and 2014, respectively, and have been included in the fuel revenues line of the accompanying unaudited condensed consolidated statements of operations. Amounts due from these affiliated entities for fuel purchased as of March 31, 2015, and December 31, 2014, were $912 and $1,214, respectively, and are included in trade accounts receivable on the accompanying unaudited condensed consolidated balance sheets.

We have a receivable from one of our members as a result of a working capital adjustment provision from a prior acquisition. The related party receivable from the sellers totaled $591 at both March 31, 2015 and December 31, 2014, and is included within member receivable in the accompanying unaudited condensed consolidated statements of changes in members’ equity. The working capital adjustment does not bear interest and is being collected through reduced future distributions.

We have a receivable from one of our members as a result of a confidential release and settlement agreement between one of our members and an unrelated Tennessee limited liability company. The related party receivable from the member totaled $225 at both March 31, 2015 and December 31, 2014, and is included within member receivable in the accompanying unaudited condensed consolidated statements of changes in members’ equity. The advances are non-interest bearing and collected through reduced future distributions.

10.    Commitments and Contingencies

For a complete description of the Company’s Commitments and Contingencies, see Note 12 to the consolidated financial statements as of December 31, 2014.

11.    Leases

Operating Leases—Lessee

We lease real property under agreements classified as operating leases. Many of these leases contain renewal options and require us to pay executor costs (such as property taxes, maintenance and insurance). For all leases that include fixed rental rate increases, we calculate the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and record rental expense on a straight-lined basis in the accompanying consolidated statements of operations. Lease expense for all operating leases totaled $1,351 and $1,526 for the three months ended March 31, 2015 and 2014, respectively.

Operating Leases—Lessor

We lease sites to third-party operators generating rental income of approximately $1,718 and $1,455 for the three months ended March 31, 2015 and 2014, respectively. Our cost and net book value for assets subject to operating lease agreements totaled $28,071 and $26,084 as of March 31, 2015, and $27,737 and $26,085 as of December 31, 2014.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following is an estimate of our future minimum lease payments and rental income for operating leases having remaining terms in excess of one year as of March 31, 2015:

	Minimum Rental Expense	Minimum Rental Income
2015	$4,921	$6,187
2016	6,156	5,266
2017	6,011	4,377
2018	5,418	2,953
2019	4,601	2,145
Thereafter	32,847	3,877

Total future minimum lease payments	$59,954	$24,805

12.    Members’ Equity

The following is a summary of outstanding Class A and Class B units:

	Class A	Class B	Total
Units outstanding at December 31, 2014	5,589,534	2,226,380	7,815,914
Issuance of units for acquisition	—	980,993	980,993

Units outstanding at March 31, 2015 (Unaudited)	5,589,534	3,207,373	8,796,907

Effective with our Sixth Amended and Restated Limited Liability Company Agreement dated November 10, 2014 (the “2014 LLC Agreement”), we have two classes of members’ equity, Class A units and Class B units. Class A units and Class B units have the same rights, privileges, preferences and obligations, as specifically provided for in the 2014 LLC Agreement, except with respect to distributions (other than tax distributions). Pursuant to the 2014 LLC Agreement, non-tax distributions are paid first to Class B units pro rata in proportion to such holders relative Class B Percentage Interest as of the record date until the minimum quarterly distribution has been paid with respect to each Class B unit, including any unpaid arrearages due to the Class B Units, then to Class A units until the minimum quarterly distribution with respect to each Class A Unit has been paid, including any unpaid arrearages due to the Class A units, and then pro rata among all Class A and Class B units. There is no obligation for holders of Class A or Class B units to make any further contribution to us. AIM has been appointed as our Tax Member, as defined in the 2014 LLC Agreement. Profit and loss allocations are made to the members pursuant to the terms of the 2014 LLC Agreement, primarily according to each member’s respective capital account percentage.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

13.    Supplemental Cash Flow Information

	Three Months Ended March 31,
	2015	2014
Cash paid for interest(1)	$456	$736
Schedule of Noncash Investing and Financing Activities:
Fair value of assets acquired	103,381	26,792
Fair value of contingent consideration	—	(389)
Cash paid for businesses	(64,378)	(26,399)
Cash or credit received on acquisition	—	(4)
Fair Value of purchase option	(2,824)
Members’ equity issued for business	(32,000)	—

Liabilities assumed	$4,179	$—

(1)	We did not capitalize any interest during the three months ended March 31, 2015 and 2014.

14.    Segment Information

We have two reportable segments based on the products and services provided by each segment, as follows:

•

Wholesale—Our wholesale segment generates revenue primarily from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin motor fuel supply agreements. This segment also earns rental income on properties that we own or lease and in turn lease or sublease to dealers.

•

Retail—Our retail segment generates revenue primarily from retail sales of motor fuel to consumers at consignment sites and company-operated sites. This segment also generates revenue from sales of convenience store merchandise and other ancillary products and services at company-operated sites and earns rental income on sites that we own or lease and in turn lease or sublease to consignment agents.

Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company’s corporate headquarters and other administrative costs.

These activities have been defined as our operating segments because they are the segments (1) that engage in business activities from which revenues are earned and expenses are incurred; (2) whose operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (3) for which discrete financial information is available. Performance is evaluated based on income (loss) from continuing operations. There are no intersegment revenues.

Selling, general and administrative expenses that are not included in either of the two reportable segments are included in the corporate category.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table reflects activity related to segment income (loss) from continuing operations:

	Wholesale	Retail	Corporate	Total
Three months ended March 31, 2015:
Operating revenues from external customers	$282,969	$101,628	$—	$384,597
Depreciation, amortization and accretion expenses	4,759	1,581	193	6,533
Interest expense	839	583	22	1,444
Income tax expense (benefit)	—	—	(2)	(2)
Income (loss) from continuing operations	833	3,915	(4,882)	(134)
Total additions to long-lived assets	51,408	50,035	747	102,190
Three months ended March 31, 2014:
Operating revenues from external customers	$268,397	$57,100	$—	$325,497
Depreciation, amortization and accretion expenses	1,886	409	147	2,442
Interest expense	473	188	20	681
Income tax expense	17	9	—	26
Income (loss) from operations	1,393	726	(3,325)	(1,206)
Total additions to long-lived assets	20,726	3,827	4,888	29,441

All of our operations are located in the United States, and no single customer accounted for more than 10% of our consolidated total revenues or accounts receivable.

15.    Subsequent Events

On May 28, 2015 the board approved a resolution to increase the total number of units available for issuance to employees, consultants, directors and other individuals who perform services for us or our affiliates, under our Long-Term Incentive Plan (the “LTIP”). The total number of units was increased to a maximum of 400,000 units.

Subsequent to December 31, 2014 and pursuant to the additional units available under the LTIP plan, 109,628 additional units have been awarded to employees, consultants, directors or other individuals who perform services. Units awarded under the LTIP totaled 320,003 as of June 1, 2015 and remaining units available for distribution totaled 79,997.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Empire Petroleum Partners, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheet of Empire Petroleum Partners, LLC and subsidiaries (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire Petroleum Partners, LLC and subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

May 11, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Empire Petroleum Partners, LLC

In our opinion, the consolidated balance sheet as of December 31, 2013 and the related consolidated statements of operations, members’ equity and cash flows for each of the two years in the period ended December 31, 2013 present fairly, in all material respects, the financial position of Empire Petroleum Partners, LLC and its subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

May 11, 2015

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2014	2013	2012
	(in thousands, except per unit amounts)
Revenue:
Motor fuel sales	$1,466,605	$1,210,188	$1,051,904
Merchandise sales	25,871	22,909	24,424
Rental income and other	6,120	8,063	11,077

Total revenue	1,498,596	1,241,160	1,087,405

Cost of sales (excluding depreciation, amortization and accretion expenses):
Motor fuel sales	1,422,017	1,174,859	1,023,994
Merchandise sales	18,855	16,238	17,879
Rental income and other	6,775	7,420	10,483

Total cost of sales (excluding depreciation, amortization and accretion expenses)	1,447,647	1,198,517	1,052,356

Total gross profit (excluding depreciation, amortization and accretion expenses)	50,949	42,643	35,049

Operating expenses:
Selling, general and administrative expenses	30,057	28,874	27,012
Depreciation, amortization and accretion expenses	13,526	8,445	6,549
Acquisition expenses	2,586	809	2,938
(Gain) on sale of assets	(860)	(158)	—

Total operating expenses	45,309	37,970	36,499

Operating income (loss)	5,640	4,673	(1,450)

Other expense:
Interest expense, net	3,607	2,752	2,001

Total other expense	3,607	2,752	2,001

Income (loss) from continuing operations before income taxes	2,033	1,921	(3,451)
Provision for income taxes	141	159	14

Income (loss) from continuing operations	1,892	1,762	(3,465)
Income (loss) from discontinued operations	—	5,263	(196)

Net income (loss)	$1,892	$7,025	$(3,661)

Earnings (loss) per unit—basic and diluted:
Income (loss) from continuing operations	$0.32	$0.32	$(0.71)

Income (loss) from discontinued operations	—	0.94	(0.04)

Net income (loss)	$0.32	$1.26	$(0.75)

Weighted-average units outstanding—basic and diluted	5,844,042	5,587,284	4,890,850

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
	(in thousands)
Assets:
Current assets
Cash	$15,458	$2,504
Trade accounts receivable, net	44,057	18,857
Notes receivable	589	1,870
Inventories	8,862	4,806
Prepaid expenses and other current assets	1,473	1,498

Total current assets	70,439	29,535

Property and equipment, net	97,702	53,255
Intangible assets, net	77,646	42,064
Goodwill	28,832	20,026
Deferred financing costs, net	3,231	3,931
Other assets	4,508	4,341

Total assets	$282,358	$153,152

Liabilities and Members’ Equity:
Current liabilities
Trade accounts payable	$32,315	$19,160
Fuel taxes payable	13,275	886
Accrued expenses and other liabilities	2,131	3,362
Accrued payroll	1,194	489
Current maturities of long-term debt	7	2,792

Total current liabilities	48,922	26,689

Deposits and other liabilities	7,971	5,541
Unfavorable lease obligations	1,057	774
Long-term debt	88,774	39,104

Total liabilities	146,724	72,108

Commitments and contingencies (Note 12)
Members’ equity	135,634	81,044

Total liabilities and members’ equity	$282,358	$153,152

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Cash flows from operating activities
Net income (loss)	$1,892	$7,025	$(3,661)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment and amortization of capital leases	3,905	3,735	3,558
Amortization of intangible assets	9,601	5,299	4,067
Accretion of asset retirement obligations	20	19	23
Amortization of deferred financing costs	829	1,067	320
Amortization of unfavorable lease obligations	(103)	(85)	(179)
Gain on sale of assets	(860)	(5,525)	—
Provision for losses on trade accounts receivable	275	572	582
Reversal of contingent consideration	—	(481)	—
Lease loss reserve and loss on interest rate swap agreement	—	263	227
Changes in other operating assets and liabilities, net of acquisitions
Trade accounts receivable	(25,482)	(5,722)	2,550
Inventories	1,020	1,345	(914)
Prepaid expenses and other current assets	422	(754)	(1,447)
Trade accounts payable	13,155	1,125	(6,222)
Accrued expenses and other liabilities	(1,621)	(337)	2,510
Accrued payroll	705	98	316
Fuel taxes payable	12,389	(634)	23
Deposits and other liabilities	2,410	218	500

Net cash provided by operating activities	18,557	7,228	2,253

Cash flows from investing activities
Acquisitions, net of cash acquired	(91,803)	(2,358)	(26,626)
Acquisitions of intangible assets	(66)	(102)	(1,999)
Escrow deposit for acquisitions	(700)	(869)	—
Purchase of property and equipment and branding	(7,177)	(2,434)	(6,881)
Contingent consideration settlement	—	1,540	—
Proceeds from sales of property and businesses	2,147	33,207	1,790
Issuance of notes receivable	(300)	(11,307)	—
Collections on (refunds of) notes receivable	1,714	11,900	(1,224)

Net cash (used in) provided by investing activities	(96,185)	29,577	(34,940)

Cash flows from financing activities
Issuance of units and (advance to) collection of member’s receivable	63,587	1,670	23,471
Equity commitment fees paid to members	(2,630)	—	—
Distributions made	(17,259)	(16,806)	(9,830)
Payments for deferred financing costs	—	(3,900)	—
Proceeds (payments) on swingline commitment, net	(2,792)	2,792	(3,865)
Proceeds from revolving credit facility	49,700	50,000	—
Payments on revolving credit facility	—	(11,000)	—
Payments on previous term debt	—	(38,000)	(2,000)
Proceeds from (repayments of) previous revolving credit facility	—	(22,196)	22,196
Payments on debt assumed liabilities and capital lease obligations	—	(1,562)	(126)
Payments on notes payable and change in bank overdraft	(24)	376	(106)

Net cash provided by (used in) financing activities	90,582	(38,626)	29,740

Net increase (decrease) in cash	12,954	(1,821)	(2,947)

Cash, beginning of period	2,504	4,325	7,272

Cash, end of period	$15,458	$2,504	$4,325

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Class A	Class B	Member Receivable	Total Members’ Equity
	(in thousands)
At December 31, 2011	$78,200	$—	$(2,900)	$75,300
Issuance of units for acquisition, net of amounts due from our unitholders	25,141	—	(1,670)	23,471
Distributions, net of repayments of amounts due from our unitholders	(11,459)	—	1,629	(9,830)
Issuance of units for acquisition	500	—	—	500
Net loss	(3,661)	—	—	(3,661)

At December 31, 2012	88,721	—	(2,941)	85,780

Collection of members’ contribution call	—	—	1,670	1,670
Distributions, net of repayments of amounts due from our unitholders	(17,299)	—	493	(16,806)
Issuance of units	75	—	—	75
Amendment to contribution and sale agreement	3,300	—	—	3,300
Net income	7,025	—	—	7,025

At December 31, 2013	81,822	—	(778)	81,044

Issuance of units on acquisition	—	9,000	—	9,000
Issuance of units and (advance to) collection of member’s receivable	—	63,625	(38)	63,587
Equity commitment fees paid to members	—	(2,630)	—	(2,630)
Distributions made	(17,259)	—	—	(17,259)
Net income	1,806	86	—	1,892

At December 31, 2014	$66,369	$70,081	$(816)	$135,634

See accompanying notes to consolidated financial statements.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per unit amounts)

1.    Business Overview

Nature of operations

Empire Petroleum Partners, LLC (“EPP,” “we,” “our,” “us” or the “Company”) was formed on June 15, 2011 as a Delaware limited liability company and commenced operations on July 7, 2011 when it acquired substantially all of the assets and liabilities of Empire Petroleum Holdings, LLC (“EPH”). EPP is one of the largest and most geographically diversified independent wholesale distributors of motor fuel in the United States. EPP’s motor fuel distribution network serves retail fuel outlets primarily in its four core markets of Texas, the Southeast, the Great Lakes and the Mid-Atlantic regions of the United States.

We operate in two segments, wholesale and retail. We generate wholesale revenue primarily through long-term, fixed margin motor fuel supply agreements with dealers. In addition to income from our wholesale distribution of motor fuel, we receive income from our retail sales of motor fuel to consumers at our consignment sites and company-operated sites, income from our sales of convenience store merchandise at company-operated sites and rental income from sites that we lease or sublease to dealers or consignment agents.

Basis of presentation

The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). These accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

With respect to the audited consolidated financial statements, we have evaluated subsequent events through May 11, 2015, the date the audited consolidated financial statements were available to be issued.

2.    Summary of Significant Accounting Policies

Reclassifications

Certain amounts in the prior year financial statements have been reclassified in order to conform to the current year presentation. The reclassifications resulted in no effect on previously reported net income, cash flows or members’ equity.

Revisions

We revised our previously issued 2013 and 2012 financial statements for a classification error related to gross receipts taxes paid to the State of Texas. Gross receipts taxes are an income tax pursuant to GAAP and should be included as a component of our Provision for Income Taxes. Our previously issued income statements included $159 and $14 of income tax expense incorrectly as a component of Selling, General and Administrative expenses for the years ended December 31, 2013 and 2012, respectively. The error was not material to the financial statements.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The significant estimates and assumptions that affect our accompanying consolidated financial statements include, but are not limited to, the allowance for

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

doubtful accounts, depreciation and amortization periods, future obligations for asset retirement, impairment of long-lived assets, the recognition and impairment of goodwill and other intangible assets. Actual results and outcomes could differ from management’s estimates and assumptions.

Fair Value Measurements

Fair value, as defined in GAAP, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3	Unobservable inputs for the asset or liability

Recurring Fair Value Measurements—Fair values of our cash and cash equivalents, trade accounts receivable, short-term borrowings, accounts payable and customer advance payments approximate their carrying values due to the short-term nature of these instruments. Our financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Nonrecurring Fair Value Measurements—Fair value measurements were applied with respect to our nonfinancial assets and liabilities measured on a nonrecurring basis, which consist primarily of intangible assets, other long-lived assets and other assets acquired and liabilities assumed, including contingent consideration, related to purchased businesses in business combinations and impairments.

Fair Value of Financial Instruments—Recurring fair value measurement of financial instruments consists of an interest rate swap.

Input levels used for fair value measurements are as follows:

Description	Disclosure	Input Level	Level 2 Inputs	Level 3 Inputs
Acquired assets and liabilities	Note 3	Level 3	Not applicable	Level 3 inputs are more fully described elsewhere in Note 3.

Impairment of long-lived assets	Note 5	Level 3	Not applicable	Level 3 inputs are more fully described in Note 1.

Goodwill	Note 7	Level 3	Not applicable	Level 3 inputs are more fully described elsewhere in Note 1.

Financial derivatives	Note 9	Level 2	Quoted prices of similar assets or liabilities in active markets	Not applicable

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Cash

We consider cash on deposit and all highly liquid investments with original maturities of three months or less to be cash.

Trade Accounts Receivable, Net

Trade accounts receivable reflects routine customer obligations due under normal trade terms, generally on net-10 day terms and credit card transactions in the process of clearing that typically clear within one to two business days. We provide currently for the amount of receivables estimated to become uncollectible in the future by providing an allowance for doubtful accounts. Management reviews trade accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Trade accounts receivable balances that are determined to be uncollectible are included in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on management’s assessment, we believe that the necessary allowance for doubtful accounts was $1,064 and $839 as of December 31, 2014 and 2013, respectively.

Notes Receivable

Notes receivable consist of notes receivable acquired in various business combinations and loans to customers for the purchase of convenience store related equipment or buildings. The notes bear interest ranging from zero to 9.0% and are payable monthly with various maturity dates between December 31, 2014, and March 31, 2022. Amounts due beyond one year are included in other assets.

Inventories

Fuel and merchandise finished goods inventories are stated at the lower of cost, using the first-in, first-out method, or market value.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets mainly consist of prepaid items that are short term in nature such as insurance and property taxes, and other receivables.

Property and Equipment, Net

Property and equipment are recorded at cost, except for those assets acquired through acquisition which are recorded at fair value on the date of acquisition under the acquisition method of accounting. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the leasehold improvements.

Impairment of Long-Lived Assets

We are required to review long-lived assets for impairment whenever events or changes in circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group,

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

then the carrying value is written down to estimated fair value through additional depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of asset. Because there is a lack of quoted market prices for our long-lived assets, the fair value of potentially impaired assets is determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future prices, operating costs and capital project decisions, considering all available evidence at the date of review. Our management concluded that there were no impairments during the years ended December 31, 2014, 2013 or 2012.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of a business acquired and is allocated to our respective reporting units in which such goodwill arose. In the event we dispose of a business, as defined under GAAP, from a reporting unit with goodwill, which is less than the entire reporting unit, we allocate a portion of the reporting unit’s goodwill to that business in determining the gain or loss on the disposal of the business. The amount of goodwill allocated to the business is based on the relative fair value of the business for the reporting unit.

Goodwill is not amortized, but instead is tested for impairment at least annually during the fourth quarter of each year through an assessment of whether or not it is more-likely-than-not, based on a qualitative assessment, that the fair value of a reporting unit is less than its carrying value. The qualitative criteria that we use includes an analysis of (1) comparisons of prior valuations of reporting units to current carrying value; (2) a sensitivity analysis of discount and long-term growth rates used in valuations previously prepared that would impact the reporting unit’s fair value; and (3) significant changes to the business model since the last reporting date. Such goodwill may also be tested for impairment between annual tests if the presence of impairment indicators arise, including, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) a substantial decline in the value of the business; (c) unanticipated competition; (d) loss of key personnel (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) a realignment of our resources or restructuring of our existing business in responses to changes to industry and market conditions; (g) the testing for recoverability of a significant asset group within a reporting unit; or (h) the existence of higher interest rates than were included in the discount rate used in the impairment analysis.

The Company made its annual goodwill assessment in the fourth quarter of 2014, 2013 and 2012 and determined that no impairment charge was required. In 2013, the Company, based on the disposal of a business components in one of our reporting units, determined that further quantitative analysis was required in order to ensure that the reporting unit’s fair value exceeded its remaining carrying value. Upon further assessment, no impairment was required as a result of this disposition.

Intangible Assets, Net

In connection with business combinations we record identifiable intangible assets at fair value existing at the date of the acquisitions. Identifiable intangible assets consist of motor fuel supply agreements, non-compete agreements, a transportation agreement, in-place leases and trade names. Amortization of intangible assets is

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

provided using the straight-line method over their respective estimated useful lives, generally ranging from 1 to 38 years. We are required to review our amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset might not be recoverable. An impairment loss is recognized if the carrying value exceeds the fair value. Any impairment of the assets would be treated as a permanent reduction. Management concluded that our intangible assets were not impaired during the years ended December 31, 2014, 2013 or 2012.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with loan agreements, which are being amortized using the effective interest method over the life of the related debt and included in interest expense.

Other Assets

Other assets consist primarily of security deposits made for various lease properties, non-current portion of notes receivable and prepaid sales incentives.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist primarily of accruals for payroll, legal, professional services and interest.

Deposits and Other Liabilities

Deposits and other liabilities consist primarily of security deposits received from lessees and contingent consideration liabilities.

Unfavorable Lease Obligations

Unfavorable lease obligations represent the lease obligations that were assumed with certain acquisitions for leases that were determined to be valued below their fair market value at that time. The obligations are amortized over the remaining term of the lease agreements which range from 3 to 13 years. A portion of these leases obligations were released as a result of the sale of the properties that are accounted for as discontinued operations (Note 17).

Asset Retirement Obligations

We recognize as a liability the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. These obligations relate to the net present value of estimated costs to remove underground storage tanks (“USTs”) at owned and leased sites when so required under the applicable leases. The asset retirement obligation for storage tank removal on each site is accreted over the expected life of the owned site or the average lease term of leased sites.

A roll forward of the asset retirement obligation balance for the periods ended December 31 is as follows:

	2014	2013
Balances at beginning of the year	$290	$271
Accretion expense	20	19

Balances at end of the year	$310	$290

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

In order to determine fair value, management is required to make certain estimates and assumptions including, among other things, projected replacement cost, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. The obligation is included in the deposits and other liabilities line item in the accompanying consolidated balance sheets.

Environmental Costs

Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as assets when their receipt is probable and estimable.

Long-Term Debt

Long-term debt consists of amounts due to financial institutions over a period of greater than 12 months.

Financial Instruments and Concentration of Credit Risk

Financial Instruments—We estimate the fair value of financial instruments, which consist of cash and cash equivalents, trade accounts and notes receivable, prepaid expenses and other current assets, trade accounts payable and accrued expenses. We consider the carrying value of these instruments in the financial statements to approximate fair value based on the nature and timing of cash flows of the instruments.

Derivatives—We accounted for our interest rate swap on our variable rate debt in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, which requires that all derivative instruments be recorded on the consolidated balance sheet at their respective fair values. We settled and terminated our derivative instrument effective October 18, 2013.

Credit Risk—We had deposits in financial institutions in excess of federally insured limits of $13,476 and $1,275 as of December 31, 2014 and 2013, respectively. We have not experienced any loss on such accounts and believe we are not exposed to any significant credit risk on our cash balances.

Revenue Recognition

Revenue from fuel sales is recognized when delivery is made for wholesale fuel sales and at the point of sale for retail fuel sales. We charge our third party dealers for transportation costs, which are included in revenues and cost of sales. Retail merchandise sales are recognized at the point of sale. Revenue from leases of real estate is recognized on a straight-line basis over the terms of the tenant leases. All revenues are reported net of any sales, and excise taxes due to governmental agencies.

Cost of Sales

We include in cost of revenues from fuel sales all costs incurred to acquire wholesale fuel, including the costs of purchasing and transporting inventory prior to delivery to the wholesale customers, net of any purchase discounts or incentives. Cost of sales does not include any depreciation of our property, plant and equipment as these amounts would not be significant to cost of sales. Amortization expense related to our intangible assets is excluded because those assets are not directly associated with the cost of providing wholesale motor fuel distribution services. Depreciation, amortization and accretion expenses are separately classified in our Consolidated Statement of Operations.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Vendor Rebates / Dealer Incentives

From time to time, we receive rebates from the major oil companies from which we purchase motor fuel under structured programs based on the volume of fuel purchased as specified in the applicable fuel purchase agreements. These volume rebates are recognized as a reduction of fuel cost of sales over the life of the contract with the major oil company when the amounts to be earned are probable and estimable, typically on a straight-line basis or volume basis over the term of the fuel purchase agreement.

We may also receive incentive payments from major oil companies to defray the costs of branding and imaging improvements provided to our dealers. Generally, the branding allowances received are deferred and recorded as a reduction of fuel cost of sales as earned over the term of the fuel purchase agreement.

We may also provide our dealers with similar rebates and upfront payments to enter into motor fuel supply agreements with us. Costs incurred for rebates are expensed as incurred as a reduction to sales. Upfront incentives paid to customers in return for entering motor fuel supply agreements with us are deferred and recognized over the life of the contract as a reduction to sales on a straight-line basis.

Income Taxes

We are treated as a partnership for income tax purposes and our income, deductions, losses and credits flow through to the returns of our members. As a result, we have excluded income taxes from these consolidated financial statements, except for certain states that tax partnerships. Any interest and penalties associated with these income taxes are included in the provision for income taxes. We perform an annual review for any uncertain tax positions and record expected future tax consequences of uncertain tax positions in our consolidated financial statements. At December 31, 2014 and 2013, we did not identify any uncertain tax positions.

Other Comprehensive Income (Loss)

We account for other comprehensive income (loss) in accordance with ASC 220, Comprehensive Income, which establishes standards for the reporting and presentation of other comprehensive income (loss) in the consolidated financial statements. We had no transactions which affect other comprehensive income (loss), and accordingly other comprehensive income (loss) equals net income (loss) for all periods presented.

Discontinued Operations

We account for disposals deemed to be discontinued operations in accordance with ASC 205-20, Presentation of Financial Statements—Discontinued Operations (“ASC 205-20”). We determine whether the group of assets being disposed of comprises a “component” of the entity, which requires cash flows that can be clearly distinguished from the rest of the entity. We also determine whether the cash flows associated with the component have been or will be eliminated from our ongoing operations as a result of the disposal transaction and whether we have any significant continuing involvement in the operations of the component after disposal. If these determinations result in a positive response, the results of operations of the component being disposed of, as well as the gain or loss on sale are aggregated for separate presentation apart from our continuing operating results in the consolidated statements of operations (Note 17). An allocation of interest expense charged to discontinued operations is based on the debt directly attributable to the component being disposed.

Segment Information

We review, manage and operate our business as two reportable segments, wholesale and retail. Our wholesale segment generates revenues through long-term, fixed margin motor fuel supply agreements with dealers. This

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

segment earns rental income on dealer-operated sites we own or lease. Our retail segment generates revenue from our retail sales of motor fuel to consumers at our consignment sites and company-operated sites, income from our sales of convenience store merchandise and rental income from sites that we lease or sublease to dealers or consignment agents. We have determined that we have two operating segments, primarily based on our chief operating decision maker assessing our performance and allocating resources based on our consolidated financial information.

Earnings per Unit

The Company computes income per unit using the two-class method under which any excess of distributions declared over net income are allocated to the members based on their respective sharing of income specified in the limited liability company agreement. Net income per unit applicable to members (including Class A and Class B) is computed by dividing the members’ interest in net income, after deducting any distributions, by the weighted-average number of outstanding Class A and B units. There were no differences in treatment of Class A and Class B units that impacted the calculation of earnings per unit for 2014.

The Company has issued phantom units associated with its Long-Term Incentive Plan (Note 14) that are not considered dilutive because they are contingent upon both service and a change in control event that has not occurred by the end of our reporting period. The Company also has a contingent consideration agreement with the former owners of Empire Petroleum Holdings, LLC (Note 15) that requires a payment of Class A units valued at $2,000 contingent upon an initial public offering that are not considered dilutive because the event has not occurred by the end of our reporting period. We had no dilutive units outstanding during the years ended December 31, 2014, 2013 and 2012.

Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”). The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, disposals representing a strategic shift in operations should be presented as discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income and expenses of discontinued operations. The amendments in ASU 2014-08 are effective prospectively for all disposals (or classifications as held for sale) of components of an entity, and for all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09 and we are currently evaluating which transition approach to use. We are also evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (“ASU 2014-12”). The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in ASU 2014-12 are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early application permitted. Companies may use either a prospective or a retrospective approach to adopt ASU 2014-12 and we are currently evaluating which transition approach to use. We are also evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). The amendments in ASU 2015-02 change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in ASU 2015-02 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in ASU 2015-02 using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The adoption of ASU 2015-02 is not expected to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in ASU 2015-03 are limited to simplifying the presentation of debt issuance costs and clarifying whether debt issuance costs are the debtor’s assets. The amendments in ASU 2015-03 require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from that debt liability, consistent with the presentation of a debt discount. The amendments in ASU 2015-03 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period, for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015-05”). Existing GAAP does not include explicit guidance about a customer’s accounting for fees paid in a cloud computing arrangement. Examples of cloud computing arrangements include software as a service, platform as a service, infrastructure as a service, and other similar hosting arrangements. The amendments in ASU 2015-05 provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. In addition, the guidance in ASU 2015-05 supersedes paragraph 350-40-25-16. Consequently, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets. The amendments in ASU 2015-05 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted for all entities. An entity can elect to adopt the amendments either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. For prospective transition, the only disclosure requirements at transition are the nature of and reason for the change in accounting principle, the transition method and a qualitative description of the financial statement line items affected by the change. For retrospective transition, the disclosure requirements at transition include the requirements for prospective transition and quantitative information about the effects of the accounting change. We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-06, Earnings Per Share (Topic 260)—Effects on Historical Earnings per Unit of Master Limited Partnership Dropdown Transactions—a consensus of the FASB Emerging Issues Task Force (“EITF”) (“ASU 2015-06”). The amendments in ASU 2015-06 apply to master limited partnerships subject to the Master Limited Partnerships Subsections of Topic 260, Earnings Per Share (“Topic 260”) that receive net assets through a dropdown transaction that is accounted for under the Transactions Between Entities Under Common Control Subsections of Subtopic 805-50, Business Combinations—Related Issues. Topic 260 contains guidance that addresses master limited partnerships that originated from EITF Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships.” Under Topic 260, master limited partnerships apply the two-class method of calculating earnings per unit because the general partner, limited partners, and incentive distribution rights holders each participate differently in the distribution of available cash in accordance with the contractual rights contained in the partnership agreement. When a general partner transfers (or “drops down”) net assets to a master limited partnership and that transaction is accounted for as a transaction between entities under common control, the statements of operations of the master limited partnership are adjusted retrospectively to reflect the dropdown transaction as if it occurred on the earliest date during which the entities were under common control. However, Topic 260 did not address how to present historical earnings per unit for periods before the date of a dropdown transaction that occurs after formation of a master limited partnership. The amendments in ASU 2015-06 specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. In that circumstance, the previously reported earnings per unit of the limited partners (which is typically the earnings per unit measure presented in the financial statements) would not change as a result of the dropdown transaction. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method also are required. The amendments in ASU 2015-06 are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The amendments in ASU 2015-06 should be applied retrospectively for all financial statements presented. We are evaluating the new pronouncement to determine the impact it may have on our consolidated financial statements.

3.     Acquisitions

Our acquisitions discussed below have been accounted for as business combinations under ASC 805, Business Combinations (“ASC 805”). The purchase price for each respective acquisition was allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their fair value estimates. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed for each respective acquisition was allocated to goodwill.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

For all periods presented, the fair value of the motor fuel supply agreements was determined using an income approach, with the fair value estimated to be the present value of incremental after-tax cash flows attributable solely to the motor fuel supply agreements over their respective estimated remaining useful life, using probability-weighted cash flows, generally assumed to extend through the term of the motor fuel supply agreements, and using discount rates considered appropriate given the inherent risks associated with these types of agreements. We believe the level and timing of cash flows represent relevant market participant assumptions. The motor fuel supply agreements are being amortized on a proportional basis corresponding to the average attrition rate of the motor fuel supply agreements over their respective estimated useful lives, which range from 1 to 38 years.

Changes in the fair values of contingent consideration from the date of acquisition are recognized at each reporting period in the consolidated statement of operations until the contingencies are resolved.

Goodwill from each of the acquisitions principally resulted from expected synergies from combining our operations and the operations of the acquired businesses. The amortization of goodwill related to our acquisitions for the periods presented is deductible for income tax purposes over 15 years.

The following unaudited supplemental pro forma results present consolidated information as if the acquisitions described under 2014 Transactions above had been completed as of January 1, 2013. The pro forma results include adjustments for: (i) the depreciation associated with the additional fair value of the acquired property and equipment of $1,695 and $1,958 for the years ended December 31, 2014 and 2013, respectively, (ii) the amortization associated with an estimate of the acquired intangible assets, which includes motor fuel supply agreements, transportation agreements and non-compete agreements of $3,195 and $4,837 for the years ended December 31, 2014 and 2013, respectively, (iii) interest expense associated with debt used to fund the acquisitions of $557 and $743 for the years ended December 31, 2014 and 2013, respectively, and (iv) non-recurring acquisition and integration costs of $2,586 and $809 for the years ended December 31, 2014 and 2013, respectively. The pro forma results should not be considered indicative of the results that would have occurred if the acquisitions and related borrowings had been consummated as of the dates referenced above, nor are they indicative of future results.

	(unaudited) Year Ended December 31,
	2014	2013
Total revenues	$1,998,019	$1,882,249
Income (loss) from continuing operations	2,390	(1,701)
Basic and diluted earnings per unit	$0.39	$(0.29)

Pro forma financial information for the acquisitions described under 2013 Transaction and 2012 Transactions above has not been presented because we were unable to obtain the relevant information after making reasonable effort to obtain it. The results of all acquisitions have been included in our consolidated financial results since the date of each acquisition. The financial results of all acquisitions have been incorporated into our existing wholesale and retail segments. Revenues and income from continuing operations for the period from the acquisition date through the end of the year of acquisition for the 2014 Transactions, 2013 Transaction and 2012 Transactions were approximately $417,102 and $24,887, $122,195 and $151, and $257 and $243, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

2014 Transactions

CST Brands, Inc.

Beginning November 10, 2014 and continuing until December 12, 2014, we acquired 41 sites from CST Brands, Inc. for $43,859 in cash (including cash acquired of $56). The transaction was funded with cash on hand. Seventeen of the stores are located in the greater Dallas, Texas, market, eleven stores are located in Lubbock, Texas, and thirteen stores are located in Denver, Colorado. We incurred costs of approximately $677 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Cash	$56
Inventory	3,521
Land	15,870
Real estate and improvements	19,100
Equipment	1,286
Goodwill	4,026

$43,859

Mansfield Oil Company of Gainesville, Inc.

On September 24, 2014, we acquired certain assets from Mansfield Oil Company of Gainesville, Inc. (“Mansfield”) for $30,601. The transaction was funded with $21,601 in cash through our revolving credit facility and the issuance of 275,904 Class B units. The purpose of the acquisition was to expand our branded and unbranded distribution networks to eight new states and further strengthen our presence in many of the other states in which we distribute motor fuel. We incurred costs of approximately $185 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Inventory	$1,401
Notes receivable	124
Equipment	2,257
Identifiable intangibles	23,521
Goodwill	3,298

$30,601

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements—independent dealer sites	$21,900
Motor fuel supply agreements—consignment sites	1,324
Transportation agreement	297

$23,521

Georgia Oil Holdings, LLC

On February 26, 2014, we acquired certain assets of Georgia Oil Holdings, LLC and certain of its affiliates (collectively, “Georgia Oil”) for approximately $14,816 in cash (including cash acquired of $4). The transaction was funded through our revolving credit facility. Georgia Oil sold and distributed motor fuels in the greater Atlanta, Georgia, market pursuant to motor fuel supply agreements and consignment agreements. The purpose of the acquisition was to expand our Atlanta market and enhance our BP-branded distribution network. We incurred costs of approximately $913 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Cash	$4
Inventory	154
Real estate assets	3,900
Identifiable intangibles	10,802
Goodwill	341
Less: Unfavorable leases	(385)

$14,816

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$10,340
Non-compete agreement	462

$10,802

King Fuels, Inc.

On January 22, 2014, we acquired certain assets from King Fuels, Inc., for approximately $11,587 in cash and an earn-out provision with a fair value of $389 for a total consideration of $11,976. The transaction was funded through our revolving credit facility. The purpose of the acquisition was to expand our Texas and Louisiana markets and enhance our branded distribution network with several major oil companies. The final earn-out provision owed was determined to be $439. The excess of the amount owed over the fair value of the earn-out

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

provision of $50 was charged to selling, general and administrative expenses for the year ended December 31, 2014. We incurred costs of approximately $444 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2014.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Identifiable intangibles	$10,835
Goodwill	1,141

$11,976

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$9,280
Non-compete agreement	1,555

$10,835

2013 Transaction

Southeast Supply Agreements

On March 28, 2013, we acquired certain fuel distribution operations in the Southeast for $2,458 in cash (which excludes an acquisition credit of $100) and the assumption of liabilities of $789 for a total consideration of $3,247. The cash portion was primarily funded through our existing debt facility. The purpose of the acquisition was to expand fuel related services to additional dealers and consignment agents in a broader geographical area, primarily in Tennessee and South Carolina. We incurred costs of approximately $34 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2013.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Equipment	$123
Inventory	234
Identifiable intangibles	2,770
Goodwill	120

$3,247

The estimated fair value of the identifiable intangible assets is as follows:

Fair Value
Motor fuel supply agreements	$2,770

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

2012 Transactions

The Besche Oil Company, Inc.

On December 26, 2012, we acquired certain assets of The Besche Oil Company, Inc. (“Besche”) for $3,855 in cash. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in the Maryland area. We incurred costs of approximately $313 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012.

The purchase agreement also contained the option for us to purchase certain properties at specified prices after they have been brought to an acceptable condition for sale. The fair value of this option was determined to be nominal given that these properties were originally not in an acceptable condition for purchase. The purchase option was exercised and we closed on the purchase of eight of these properties on March 20, 2015, for approximately $3,650. Each of the purchase-option properties are leased to consignment agents under operating leases.

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Inventory	$855
Fixed assets	200
Identifiable intangibles	2,800

$3,855

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$2,440
Non-compete agreement	360

$2,800

Woodfin Heating, Inc.

On October 31, 2012, we acquired certain assets of Woodfin Heating, Inc. (“Woodfin”) for $3,093 in cash and an earn-out provision with a fair value of $481 for total consideration of $3,574. During 2013, we determined that Woodfin did not meet the earn-out provisions and, as a result, reversed the $481 contingent consideration through selling, general and administrative expense for the year ended December 31, 2013. Accordingly, total consideration transferred was $3,093. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in a broader geographic area. We incurred costs of approximately $239 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table presents the acquisition date fair value of the assets acquired in connection with the business combination:

Identifiable intangibles	$3,423
Goodwill	151

$3,574

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$3,050
Non-compete agreement	373

$3,423

Eagle Fuels, LLC

On October 9, 2012, we acquired certain assets of Eagle Fuels, LLC (“Eagle”) for $6,529 in cash and an earn-in provision with a fair value of $1,635 for total consideration of $4,894. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in a broader geographic area. We incurred costs of approximately $170 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012. The purchase agreement also contained provisions for the seller to obtain new supply agreements with identified dealer locations by December 31, 2012, which was subsequently modified and extended to March 31, 2013. The seller did not fulfill its obligation to deliver new supply agreements and the consideration was returned to us. This contingently returnable consideration was revalued to fair value each reporting period and was collateralized by certain assets of the seller. As of December 31, 2013, we had collected approximately $1,540 of the $1,635 contingently returnable consideration. The remaining $135 was established as a note receivable and was collected in January 2014, representing full payment of the contingently returnable consideration.

Management has determined that the fair value of the consideration transferred was $4,894 as summarized in the following table:

Cash	$6,529
Contingently returnable consideration	(1,635)

Total consideration transferred	$4,894

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Inventory	$64
Note receivable	1,265
Identifiable intangibles	3,020
Goodwill	545

$4,894

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$2,610
Non-compete agreement	410

$3,020

American Energy Distributors, LP

On April 3, 2012, we acquired certain assets of American Energy Distributors, LP (“AED”) for $13,149 in cash and 25,000 Class A units at $20 per unit, or $500, representing total cash and equity consideration of $13,649. The cash portion was funded primarily through our revolving credit facility. AED is a wholesale fuels distributor located in the Dallas/Fort Worth, Texas, area and supplies over 140 sites. The purpose of the acquisition was to expand fuel related distribution services to additional dealers and customers in a broader geographical area. We incurred costs of approximately $231 related to the acquisition, which have been included in the acquisition expenses line of the accompanying consolidated statements of operations for the year ended December 31, 2012.

The following table presents the acquisition date fair value of the assets acquired and liabilities assumed in connection with the business combination:

Inventory	$869
Identifiable intangibles	12,764
Goodwill	236
Less: Assumed security deposits	(220)

$13,649

The estimated fair values of each of the components of the identifiable intangible assets are as follows:

Fair Value
Motor fuel supply agreements	$12,610
Noncompete agreement	154

$12,764

4.    Inventories

Inventories consisted of the following as of December 31:

	2014	2013
Fuel	$5,925	$3,534
Store merchandise and other	2,937	1,272

	$8,862	$4,806

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

5.    Property and Equipment, Net

Property and equipment consisted of the following as of December 31:

	Estimated Useful Life (in Years)	2014	2013
Buildings	25 - 40	$25,916	$12,797
Machinery and equipment	3 - 7	13,965	5,521
Leasehold improvements	5 - 15	16,457	8,097
Furniture and fixtures	5 - 20	13,019	13,088
Vehicles	5	50	24

		69,407	39,527
Less: Accumulated depreciation		(10,011)	(6,226)

		59,396	33,301
Land		38,306	19,954

Property and equipment, net		$97,702	$53,255

Depreciation expense from continuing operations was $3,905, $3,127 and $2,459 for the years ended December 31, 2014, 2013 and 2012, respectively.

6.    Intangible Assets, Net

Identifiable intangible assets consisted of the following as of:

		December 31, 2014
	Estimated Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements—independent dealer sites	1 - 38	$89,962	$17,455	$72,507
Non-compete agreements	2 - 10	3,381	900	2,481
Motor fuel supply agreements—consignment sites	1.5 - 38	1,324	46	1,278
Transportation agreements	10	297	10	287
In-place leases	7	1,068	481	587
Trade names	5 - 17	1,136	630	506

		$97,168	$19,522	$77,646

		December 31, 2013
	Estimated Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Motor fuel supply agreements	7 - 16	$48,377	$8,777	$39,600
Non-compete agreements	1.5 - 5	1,364	387	977
In-place leases	7	1,134	351	783
Trade names	3 - 17	1,136	432	704

		$52,011	$9,947	$42,064

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Amortization expense for the years ended December 31, 2014, 2013 and 2012, was $9,601, $5,299 and $4,067, respectively. Estimated aggregate amortization expense on intangible assets for the next five years and thereafter is as follows:

2015	$12,476
2016	10,924
2017	10,134
2018	8,605
2019	7,202
Thereafter	28,305

$77,646

7.    Goodwill

The following table represents the changes in goodwill in total and by segment (see Note 18):

	Wholesale	Retail	Total
Balance, December 31, 2012:	$15,777	$4,703	$20,480
Acquisition related	120	—	120
Allocation to sale of business	(574)	—	(574)

Balance, December 31, 2013:	15,323	4,703	20,026
Acquisition related	4,780	4,026	8,806

Balance, December 31, 2014:	$20,103	$8,729	$28,832

No impairment losses were recognized during the years ended December 31, 2014, 2013 and 2012.

8.    Long-Term Debt

Long-term debt consisted of the following as of December 31:

	2014	2013
Revolving credit facility (including swingline)	$88,700	$41,792
Other debt	81	104

Total debt	88,781	41,896
Less: current portion	(7)	(2,792)

Total long-term debt	$88,774	$39,104

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

As of December 31, 2014, the maturities of our debt for each of the five years after 2014 and thereafter are as follows:

2015	$7
2016	3
2017	2
2018	88,700
2019	1
Thereafter	68

$88,781

On October 18, 2013, we entered into a $150,000 revolving credit facility (the “revolving credit facility”), which includes a $15,000 swing-line commitment sublimit and a $35,000 letter of credit facility sublimit. We utilized a portion of the proceeds from our revolving credit facility to retire our then existing outstanding indebtedness and we terminated our interest rate swap agreement on our variable rate debt with a separate financial institution. The revolving credit facility accrues interest at a Base Rate or Adjusted LIBOR Rate (each as defined in the revolving credit facility) for amounts advanced under the revolving credit facility and at the swingline rate for advances under the swingline sublimit. We elected the Adjusted LIBOR rate which is based on the applicable margin (initially 2.75%) plus the three month LIBOR rate (0.25%) as of October 18, 2013. At December 31, 2014, the interest rate on the revolving credit facility was 3.0%. The revolving credit facility matures on October 18, 2018. As of December 31, 2014, we had $88,700 outstanding under the revolving credit facility and no balance outstanding on our swing-line sublimit. The swing-line portion of the revolving credit facility bears interest at the Swingline Rate (as defined in the revolving credit facility), and is payable in full on the earlier of the date of demand by the lender or the Revolving Commitment Termination Date (as defined in the revolving credit facility). Consequently, any amount outstanding under the swing-line portion of the revolving credit facility is classified as a current liability.

The outstanding indebtedness under the revolving credit facility is collateralized by substantially all of our assets and may be prepaid without penalty (subject to certain notice and timing requirements). The revolving credit facility permits the lenders to accelerate the repayment of the outstanding obligations upon the occurrence of an Event of Default (as defined in the revolving credit facility), including a material change in the business. In addition, we are required to meet certain financial and other covenants, including but not limited to, a Fixed Charge Coverage Ratio and a Consolidated Leverage Ratio (each as defined in the revolving credit facility). We were in compliance with all debt covenants as of December 31, 2014 and 2013.

Subsequent to December 31, 2014, the revolving credit facility was amended (the “amended revolving credit facility”) effective January 8, 2015. Under the amended revolving credit facility, (i) borrowing capacity was increased from $150,000 to $250,000 and (ii) the swing-line commitment sublimit was increased from $15,000 to $25,000. The amended revolving credit facility extended the maturity date and debt compliance requirements to January 8, 2020. The $35,000 letter of credit sublimit remains unchanged. In connection with this amended revolving credit facility, we incurred $1,671 in financing costs that will be deferred and amortized over the life of the amended revolving credit facility.

We had previously entered into a $100,000 credit agreement (“2011 Credit Agreement”) with a financial institution comprising a $60,000 revolving credit facility, which included a $10,000 swing-line commitment, a $35,000 letter of credit facility and a $40,000 term loan facility. Borrowings under the term loan portion of the 2011 Credit Agreement accrued interest based on the applicable interest rate, which we elected to be the LIBOR

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

rate plus 3.0%. The revolving credit facility portion of the 2011 Credit Agreement accrued interest at the bank’s prime rate plus 2%. The revolving credit facility portion of the 2011 Credit Agreement also required a 0.5% unused commitment fee to be paid on the unused portion of the revolving credit facility portion of the 2011 Credit Agreement. The outstanding indebtedness under the 2011 Credit Agreement was collateralized by substantially all of our assets and was pre-payable without penalty. In addition, we were required to meet certain financial and other covenants, including but not limited to, a Fixed Charge Coverage Ratio and a Total Debt to EBITDA Ratio (each as defined in the 2011 Credit Agreement). We were in compliance with all debt covenants through the date the facility was terminated (October 18, 2013).

Commitment fees on our revolving credit facility and the 2011 Credit Agreement for the years ended December 31, 2014, 2013 and 2012, were $350, $341 and $300, respectively, and are included in interest expense, net in the accompanying consolidated statements of operations.

We incurred approximately $3,800 in financing costs in connection with executing the revolving credit facility, which have been recorded as deferred financing costs on the accompanying consolidated balance sheets as of December 31, 2014 and 2013. We accelerated the amortization of previous deferred financing costs that had been incurred in connection with the 2011 Credit Agreement. As a result, $678 in accelerated deferred financing costs related to the 2011 Credit Agreement were charged to interest expense, net in the accompanying consolidated statements of operations as of December 31, 2013.

Interest expense included in continuing operations related to the revolving credit facility and the 2011 Credit Agreement for the years ended December 31, 2014, 2013 and 2012, was $2,365, $3,100 and $2,409, respectively. See Note 17, Discontinued operations for additional interest expense.

Outstanding letters of credit were $7,200 and $10,224 as of December 31, 2014 and 2013, respectively. Letter of credit fees for the years ended December 31, 2014, 2013 and 2012, were $293, $367 and $361, respectively, and are included in interest expense, net in the accompanying consolidated statements of operations.

Our other debt of $81 and $104 at December 31, 2014 and 2013, respectively, pertains to vehicles and other licenses.

9.    Derivative

We manage exposure to changes in interest rates through our normal operating and financing activities as well as through the use of financial instruments. We had an interest rate swap agreement with a maturity in February 2014 to minimize the economic impact of fluctuations in interest rates on our variable rate debt. The interest rate swap had a notional amount of $38,000 and effectively converted substantially the entire interest component of debt from a variable rate of interest to a fixed payment rate of interest of approximately 0.79% per annum. The interest rate swap was not designated as a cash flow hedge for accounting purposes, and accordingly, any resulting gain or loss was recorded in operations as interest expense, net in the accompanying consolidated statements of operations. The net (gain) or loss recognized from the interest rate swap agreement for the years ended December 31, 2013 and 2012, was $(111) and $227, respectively. We terminated our interest rate swap agreement on our variable rate debt in October 2013 with a payment of $108.

10.    Related Party Transactions

We have an advisory services agreement arrangement with an affiliate of American Infrastructure MLP Fund, L.P. (“AIM”) to provide advisory services. Related party consulting expense, including reimbursed expenses,

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

amounted to $564, $297 and $281 for the years ended December 31, 2014, 2013 and 2012, respectively, and has been included in the selling, general and administrative expenses line of the accompanying consolidated statements of operations.

We paid equity commitment fees of $2,630 to certain affiliates in connection with the 2014 issuance of the Class B membership units, and have included such payment in the equity commitment fees distribution paid to members’ line of the accompanying consolidated statements of changes in members’ equity for the year ended December 31, 2014. There were no commitment fees paid during the years ended December 31, 2013 or 2012.

We lease office space and sites from entities that are affiliates of one of our members. Related party rental expense incurred in connection with these properties amounted to $792, $668 and $702 for the years ended December 31, 2014, 2013 and 2012, respectively, and has been included in the selling, general and administrative expenses line of the accompanying consolidated statements of operations. There are no amounts due on these leases as of December 31, 2014 and 2013.

On October 20, 2014, we purchased three sites from an affiliate of one of our members in exchange for $1,100 in cash, the termination of the leases associated with those properties and the termination of one additional leased property that we did not acquire. The related party purchase of the long-lived assets has been included in cash flows from investing activities in the purchase of property and equipment and branding line of the accompanying consolidated statements of cash flows.

We purchase fuel from an affiliate who became a related party in September 2014. The total fuel purchased and included in the fuel cost of sales line of the accompanying consolidated statements of operations from September through December 31, 2014 totaled $46,972. There was no amount due on these purchases as of December 31, 2014.

We arrange for fuel delivery utilizing transportation from entities that are affiliates of certain members. Related party transportation expenses of $7,979, $7,239 and $5,733 were incurred for the years ended December 31, 2014, 2013 and 2012, respectively, and have been included in fuel cost of sales line of the accompanying consolidated statements of operations. Amounts due to related parties in connection with transportation services totaled $62 and $114 as of December 31, 2014 and 2013, respectively, and are included in trade accounts payables on the accompanying consolidated balance sheets.

We sell fuel to various affiliated entities owned by certain members. Related party fuel sales totaled $20,245, $17,373 and $26,340 for the years ended December 31, 2014, 2013 and 2012, respectively, and have been included in the fuel revenues line of the accompanying consolidated statements of operations. Amounts due from these affiliated entities for fuel purchased as of December 31, 2014 and 2013, were $1,214 and $362, respectively, and are included in trade accounts receivable on the accompanying consolidated balance sheets.

We have a receivable from one of our members as a result of a working capital adjustment provision from a prior acquisition. The related party receivable from the sellers totaled $591 at both December 31, 2014 and 2013, and is included within member receivable in the accompanying consolidated statements of changes in members’ equity. The working capital adjustment does not bear interest and is being collected through reduced future distributions.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

We have a receivable from one of our members as a result of an agreement between one of our members and an unrelated Tennessee limited liability company. The related party receivable from the member totaled $225 and $187 as of December 31, 2014 and 2013, respectively, and is included within member receivable in the accompanying consolidated statements of changes in members’ equity. The advances are non-interest bearing and collected through reduced future distributions.

A related party note payable to an affiliate of a member in the amount of $100 was paid in full during 2013. The related party note payable bore interest at 15%. Related party interest expense of $14 and $15 was incurred for the years ended December 31, 2013 and 2012, respectively, and was included in the interest expense, net line of the accompanying consolidated statements of operations.

11.    Major Suppliers

In the ordinary course of business, we transact the majority of our business with several significant major oil companies from whom we purchase motor fuel. During the years ended December 31, 2014, 2013 and 2012, we purchased approximately 52%, 62% and 68%, respectively, of our motor fuel from three major oil companies as follows:

	2014	2013	2012
Major Oil Company A	31%	39%	44%
Major Oil Company B	11%	14%	15%
Major Oil Company C	10%	9%	9%

	52%	62%	68%

As of December 31, 2014 and 2013, respectively, $10,350 and $11,221 were due to the above major oil companies, and such amounts have been included in the trade accounts payable line of the accompanying consolidated balance sheets.

12.    Commitments and Contingencies

We generally do not take title to Underground Storage Tanks (“USTs”) as part of our supply agreements. However, there are some instances where we are in the chain of title of a limited number of USTs, and therefore may have exposure to environmental remediation costs. Environmental remediation costs are generally covered by insurance or are covered by indemnification agreements with dealers at dealer-operated sites. In the event that a dealer defaults on its indemnification, we could be liable for corrective action and/or compensating third parties for bodily injury and property damage caused by accidental releases from operating USTs. The Company does not have any liabilities related to environmental remediation costs associated with its USTs or otherwise at its sites that may be either estimated or probable as of December 31, 2014 and 2013.

In the normal course of business, we are subject to lawsuits. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of all known contingencies, we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. Any amount recorded is based on the status of current activity and the advice from legal counsel. As of December 31, 2014 and 2013, there were no amounts accrued for such events.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Motor Fuel Contractual Purchase Commitments

We have a 15-year contract with a major oil company that sets forth minimum volume requirements per year and is subject to penalty relating to any shortfalls if the minimum volume requirements are not met. The minimum requirement under this contract for each of the one-year periods ended December 31, 2014, 2013 and 2012, was approximately 138 million gallons per year. This requirement is reduced by amounts purchased in the previous year in excess of the minimum quantities. If in any one year period we fail to meet the minimum volume purchase obligation, the seller may impose a penalty of four cents per gallon times the difference between the actual volume purchased and the minimum volume requirement. We met the minimum volume purchase obligation for the years ended December 31, 2014, 2013 and 2012. The minimum requirement for each of the next five years is estimated to be approximately 143 million gallons per year.

Deferred Branding Incentives

We receive deferred branding incentives and other incentive payments from a number of major oil companies from whom we purchase motor fuel. Under some, but not all of our motor fuel supply agreements, a portion of the deferred branding incentives may be passed on to our branded dealers under the same terms as required by our fuel suppliers. Many of the agreements require repayment of all or a portion of the amount received if we or our branded dealers elect to discontinue selling the specified brand of fuel at certain locations. As of December 31, 2014 and 2013, the estimated amount of deferred branding incentives that would have to be repaid upon debranding at these locations was approximately $18,105 and $18,300, respectively. Of these amounts, as of December 31, 2014 and 2013, $16,387 and $17,900, respectively, would be the responsibility of our branded dealers under reimbursement agreements with the dealers. In the event dealers were to default on this reimbursement obligation, we would be required to make the necessary payment. No liabilities have been recorded as of December 31, 2014 and 2013, for the amount of dealer obligations which would become payable upon debranding. The amounts recorded as a reduction of motor fuel cost of sales in the accompanying consolidated statements of operations related to volume rebates received from vendors was approximately $893, $616 and $403 for the years ended December 31, 2014, 2013 and 2012, respectively. Deferred vendor rebates and allowances as of December 31, 2014 and 2013, were approximately $1,053 and $1,284, respectively and included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. We amortize incentives received against cost of sales on a straight-line basis over the term of the respective agreement.

13.    Leases

Operating Leases—Lessee

We lease real property under agreements classified as operating leases. Many of these leases contain renewal options and require us to pay executor costs (such as property taxes, maintenance and insurance). For all leases that include fixed rental rate increases, we calculate the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and record rental expense on a straight-lined basis in the accompanying consolidated statements of operations. Lease expense for all operating leases for the years ended December 31, 2014, 2013 and 2012, totaled $6,568, $6,242 and $9,562, respectively.

Operating Leases—Lessor

In 2013 and 2012, we leased 22 of our sites to 7-Eleven under operating lease agreements. As discussed in Note 17, a total of 19 of these properties were sold during 2013. The leases for the remaining three properties

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

contain 15 year terms, with four optional five-year renewal periods. Rental income for the 7-Eleven leased properties that were sold has been included in discontinued operations and was approximately $1,232 and $2,009 for the years ended December 31, 2013 and 2012, respectively. We also lease additional sites to other third-party operators for rental income of approximately $6,046, $6,121 and $8,104 for the years ended December 31, 2014, 2013 and 2012, respectively. Our cost and net book value for assets subject to operating lease agreements totaled $27,737 and $26,085 as of December 31, 2014 and $9,645 and $8,782 for December 31, 2013, respectively.

The following is an estimate of our future minimum lease payments and rental income for operating leases having remaining terms in excess of one year as of December 31, 2014:

	Minimum Rental Expense	Minimum Rental Income
2015	$6,029	$5,487
2016	5,840	4,341
2017	5,634	3,766
2018	5,335	2,876
2019	4,220	2,023
Thereafter	31,278	2,913

Total future minimum lease payments	$58,336	$21,406

14.    Long-Term Incentive Plan

We established a Long-Term Incentive Plan (the “LTIP”) in 2013 to provide for awards to employees, consultants, directors and other individuals who perform services for us or our affiliates (as defined in the LTIP). The LTIP allows for the award of phantom units and distribution rights. Upon a Change in Control, the compensation charge we record will be dependent upon the nature of how the phantom units will be settled. If the awards are settled in equity, the grant date fair value will be used. If the awards are settled in cash, then the phantom units’ current fair value will be used ($32.62 per unit as of December 31, 2014). The Company has not recognized any expense associated with these phantom units because they are contingent upon both service and a change in control event that has not occurred by the end of our reporting period. As of December 31, 2014, there were 238,125 phantom units authorized under the plan and 27,750 available for future grants. The following is a summary of outstanding units:

Units
Balance, January 1, 2013:	—
Granted	231,000
Forfeited	(13,375)

Balance, December 31, 2013:	217,625

Granted	8,000
Forfeited	(15,250)

Balance, December 31, 2014:	210,375

Vested, December 31, 2013	64,875

Vested, December 31, 2014	102,625

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

15.    Members’ Equity

The following is a summary of outstanding Class A and Class B units:

	Class A	Class B	Total
Units outstanding at December 31, 2011	4,524,375	—	4,524,375
Issuance of units for acquisition	25,000	—	25,000
Issuance of units	1,037,159	—	1,037,139

Units outstanding at December 31, 2012	5,586,534	—	5,586,534

Issuance of units	3,000	—	3,000

Units outstanding at December 31, 2013	5,589,534	—	5,589,534

Issuance of units	—	1,950,476	1,950,476
Issuance of units for acquisition	—	275,904	275,904

Units outstanding at December 31, 2014	5,589,534	2,226,380	7,815,914

Effective with our Sixth Amended and Restated Limited Liability Company Agreement dated November 10, 2014 (the “2014 LLC Agreement”), we have two classes of members’ equity, Class A units and Class B units. Class A units and Class B units have the same rights, privileges, preferences and obligations, as specifically provided for in the 2014 LLC Agreement, except with respect to distributions (other than tax distributions). Pursuant to the 2014 LLC Agreement, non-tax distributions are paid first to Class B units pro rata in proportion to such holders relative Class B Percentage Interest as of the record date until the minimum quarterly distribution has been paid with respect to each Class B unit, including any unpaid arrearages due to the Class B Units, then to Class A units until the minimum quarterly distribution with respect to each Class A Unit has been paid, including any unpaid arrearages due to the Class A units, and then pro rata among all Class A and Class B units. There is no obligation for holders of Class A or Class B units to make any further contribution to us. AIM has been appointed as our Tax Member, as defined in the 2014 LLC Agreement. Profit and loss allocations are made to the members pursuant to the terms of the 2014 LLC Agreement, primarily according to each member’s respective capital account percentage.

In 2013, we amended our sales and contribution agreement entered into with the former owners of Empire Petroleum Holdings, LLC (“EPH”) to adjust the contingent consideration arrangement previously agreed to in 2011 (the “2011 Arrangement”). Under the 2011 Arrangement, we were required to pay $3,300 in a variable number of units and the payment was contingent upon the future economic performance of EPH. As of December 31, 2012, we believed that reaching such targets was probable and recorded the entire $3,300 in accrued expenses and other liabilities as we anticipated settling the impacts of the amendment to the contingent consideration arrangement in 2013. The amended arrangement lowered the fixed monetary amount to $2,000 in Class A units upon the consummation of an initial public offering. At December 31, 2014, the likelihood of an initial public offering was not probable and therefore, we did not record any of the $2,000 obligation in 2014. We have accounted for the modification of the 2011 Arrangement as a transaction among principal shareholders since the former EPH owners collectively own more than 10% of our units. As a result, we have recorded the reversal of the $3,300 of accrued expenses and other liabilities and have recorded the amount as a capital contribution made on behalf of a principal unit holder, and have included the amount in the 2013 consolidated statements of members’ equity.

As discussed in Note 3, in 2012 we issued 25,000 Class A units at $20.00 per unit to the sellers in the AED Acquisition, and in 2014 we issued 275,904 Class B units at $32.62 per unit to the sellers in the Mansfield Acquisition. Capital contributions called but not received of $1,670 have been included as a component of members’ equity at December 31, 2012, and were collected in their entirety in January 2013.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

16.    Supplemental Cash Flow Information

	2014	2013	2012
Cash paid for interest(1)	$3,268	$3,138	$2,561
Cash paid for income taxes, net of refunds	172	138	4

Schedule of Non-cash Investing and Financing Activities:

Fair value of assets acquired	$101,252	$3,247	$26,192
Fair value of contingent consideration	(389)	—	1,154
Cash paid for businesses, net of cash acquired	(91,802)	(2,358)	(26,626)
Cash or credit received on acquisition	(61)	(100)	—
Members’ equity issued for business	(9,000)	—	(500)

Liabilities assumed	$389	$789	$220

Units issued for member contributions	$—	$75	$1,629
Capital contributions called but not received	—	—	1,670
Principal unit holder transaction	—	3,300	—
Measurement period adjustments	—	—	272
Fixed assets acquired through capital lease	—	—	312

(1)	We did not capitalize any interest during the years ended December 31, 2014, 2013 and 2012.

17.    Discontinued Operations

In 2013, we sold 19 of our properties (and their associated leases with 7-Eleven) to independent third parties. The properties had carrying values of approximately $27,000 (consisting primarily of buildings and land) and were included in our Retail Segment. The sales proceeds of approximately $35,000 were primarily utilized to reduce our outstanding long-term debt. The transactions constituted sales of businesses under ASC 350, Intangibles—Goodwill and Other and, accordingly, we allocated approximately $574 of reporting unit goodwill to the businesses. Gains totaling approximately $5,367 were recognized on the sales after adjusting for deferred rents and unfavorable lease obligations associated with the properties. An allocation of interest expense charged to discontinued operations was based on the debt directly attributable to the disposed business. The sales qualify for discontinued operations treatment pursuant to ASC 205-20, and as a result, the income (loss) from discontinued operations is presented separately in our consolidated statements of operations. The following tables reflect select discontinued operations information related to these sales for the years ended December 31:

	2013	2012
Rental revenue	$1,232	$2,009
Depreciation expense	(608)	(1,099)
Allocation of interest expense	(728)	(1,106)
Gain on sale of 7-Eleven properties	5,367	—

Income (loss) from discontinued operations	$5,263	$(196)

Cash flows from discontinued operations:
Net cash flows from operating activities	$504	$903

Net cash flows from investing activities	$33,207	$—

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

18.    Segment Information

We have two reportable segments based on the products and services provided by each segment, as follows:

•

Wholesale—Our wholesale segment generates revenue primarily from the distribution of branded and unbranded motor fuel to dealer-operated sites under long-term, fixed-margin motor fuel supply agreements. This segment also earns rental income on properties that we own or lease and in turn lease or sublease to dealers.

•

Retail—Our retail segment generates revenue primarily from retail sales of motor fuel to consumers at consignment sites and company-operated sites. This segment also generates revenue from sales of convenience store merchandise and other ancillary products and services at company-operated sites and earns rental income on sites that we own or lease and in turn lease or sublease to consignment agents.

Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company’s corporate headquarters and other administrative costs.

These functions have been defined as our operating segments because they are the segments (1) that engage in business activities from which revenues are earned and expenses are incurred; (2) whose operating results are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (3) for which discrete financial information is available. Performance is evaluated based on income (loss) from continuing operations. There are no intersegment revenues.

Selling, general and administrative expenses that are not included in either of the two reportable segments are included in the corporate category.

Corporate information is included to reconcile segment data to the consolidated financial statements and includes assets and expenses related to the Company’s corporate headquarters and other administrative costs.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table reflects activity related to segment income (loss) from continuing operations:

	Wholesale	Retail	Corporate	Total
Year ended December 31, 2014:
Operating revenues from external customers	$1,211,724	$286,872	$—	$1,498,596
Depreciation, amortization and accretion expenses	10,683	2,157	686	13,526
Interest expense	2,222	1,311	74	3,607
Income tax expense	—	—	141	141
Income (loss) from continuing operations	7,110	9,125	(14,343)	1,892
Total expenditures for additions to long-lived assets	6,961	3	279	7,243
Year ended December 31, 2013:
Operating revenues from external customers	$953,910	$287,250	$—	$1,241,160
Depreciation, amortization and accretion expenses	5,537	2,740	168	8,445
Interest expense	1,634	1,054	64	2,752
Income tax expense	—	—	159	159
Income (loss) from continuing operations	11,155	4,649	(14,042)	1,762
Income from discontinued operations	5,263	—	—	5,263
Total expenditures for additions to long-lived assets	1,244	1,205	87	2,536
Year ended December 31, 2012:
Operating revenues from external customers	$848,943	$238,462	$—	$1,087,405
Depreciation, amortization and accretion expenses	4,096	2,311	142	6,549
Interest expense	1,002	941	58	2,001
Income tax expense	—	—	14	14
Income (loss) from continuing operations	8,701	3,440	(15,606)	(3,465)
Loss from discontinued operations	(196)	—	—	(196)
Total expenditures for additions to long-lived assets	6,030	2,690	160	8,880

Revenues from external customers for our principal products were as follows for the years ended December 31:

	2014	2013	2012
Motor fuel sales (gasoline and diesel)	$1,466,605	$1,210,188	$1,051,904
Merchandise sales	25,871	22,909	24,424
Rental income and other	6,120	8,063	11,077

Total revenue	$1,498,596	$1,241,160	$1,087,405

All of our operations are located in the United States, and no single customer accounted for more than 10% of our consolidated total revenues or accounts receivable.

Goodwill by reportable segment was as follows as of December 31:

	2014	2013
Wholesale	$20,103	$15,323
Retail	8,729	4,703

Total goodwill	$28,832	$20,026

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

Total assets (including goodwill) by reportable segment and corporate were as follows as of December 31:

	2014	2013
Wholesale	$165,084	$97,672
Retail	91,761	43,392
Corporate	25,513	12,088

Total assets	$282,358	$153,152

19.    Income Taxes

We are not a taxable entity for U.S. federal income tax purposes and are not subject to state income tax in the majority of states. Taxes on our earnings generally are borne by our partners through the allocation of taxable income. Our income tax expense results from state laws that apply to entities organized as partnerships, primarily in the state of Texas.

Our provision for income taxes was $141, $159 and $14 for the years ended December 31, 2014, 2013 and 2012, respectively. Our effective tax rate was 6.9%, 8.3% and 0.4% for 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, we had no liability reported for unrecognized tax benefits, and we did not have any interest or penalties related to income taxes during the years ended December 31, 2014, 2013 or 2012.

20.    Retirement Savings Plan

We are the sponsor and plan administrator of the Empire Petroleum Partners, LLC 401(k) Plan (the “Plan”), a defined contribution retirement savings plan for our employees under the Employee Retirement Income Security Act, Section 404(c). Our employees are eligible to participate in the Plan on date of hire if considered full-time and must enroll in the Plan to receive company matching contributions. Employee salary contribution amounts are subject to federal income tax limitations, and we match employee salary contributions up to 2%. Our matching contributions and costs for the Plan were $45, $36 and $30 for the years ended December 31, 2014, 2013 and 2012, respectively.

21.    Subsequent Events

On January 8, 2015, we amended our revolving credit facility. The amended agreement increased the revolving credit facility from $150,000 to $250,000 and extended the maturity date to January 8, 2020.

On January 12, 2015, we acquired certain assets of Atlas Oil, Inc. (“Atlas”) for approximately $81,561. The transaction was funded by issuing 980,993 Class B units and $49,500 in cash. The cash portion was funded under our revolving credit facility. On March 31, 2015, we acquired real property and related assets of Atlas for approximately $3,652. The acquisition was funded under our revolving credit facility. We have not yet finalized the allocation of purchase price to the fair value of assets acquired as of the date the audited consolidated financial statements were issued. Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

(in thousands, except per unit amounts)

The following table presents preliminary acquisition date fair value of the assets acquired and liabilities assumed:

Cash	$1,085
Inventory	1,561
Property and equipment	18,189
Identifiable intangibles	48,500
Goodwill	15,619
Other Assets	766
Less: deposits and other liabilities assumed in connection with the business combination	(4,159)

81,561

On February 15, 2015, we paid fourth quarter 2014 distributions to holders of Class A and Class B units totaling $5,406 or $0.82 per unit.

In March 2015, we acquired certain assets from RaceTrac Petroleum, Inc., a Georgia corporation, for approximately $7,250. The transaction was funded under our revolving credit facility. The acquired assets, which have existing dealer-operators, enhance our real estate assets and expand our unbranded fuel distribution capabilities in the Southeast. We have not yet performed a preliminary allocation of purchase price to the fair value of assets acquired as of the date the audited consolidated financial statements were issued. Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

On March 20, 2015, we exercised our purchase option agreement associated with our Besche acquisition and acquired eight sites that are under lease agreements with consignment agents for approximately $3,650. The transaction was funded under our revolving credit facility. We have not yet performed a preliminary allocation of purchase price to the fair value of assets acquired as of the date the audited consolidated financial statements were issued. Our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). Accordingly, the purchase price allocation may be revised as additional information becomes available and as additional analyses are performed. Any such revisions could have a material impact on the accompanying consolidated financial statements and our future results of operations and financial position.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Empire Petroleum Partners GP, LLC, the General Partner of

Empire Petroleum Partners, LP

We have audited the accompanying balance sheet of Empire Petroleum Partners, LP (the “Company”) as of April 28, 2015. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Empire Petroleum Partners, LP as of April 28, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas

May 11, 2015

EMPIRE PETROLEUM PARTNERS, LP

BALANCE SHEET

April 28, 2015
Assets
Receivable from partner	$1,000
Total assets	$1,000

Members’ equity	$1,000

See the accompanying notes to the balance sheet.

EMPIRE PETROLEUM PARTNERS, LP

NOTES TO BALANCE SHEET

1. Nature of Operations

Empire Petroleum Partners, LP (the “Partnership”) was formed on April 28, 2015, pursuant to the laws of the State of Delaware, by Empire Petroleum Partners, LLC (“Empire”) and Empire Petroleum Partners GP, LLC, a subsidiary of Empire and the Partnership’s general partner.

2. Summary of Significant Accounting Policies

Basis of Presentation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Separate statements of operations, members’ equity and cash flows have not been presented because the Partnership has had no business transactions or activities to date.

3. Subsequent Events

We are not aware of any events that have occurred subsequent to April 28, 2015 that would require recognition or disclosure in this financial statement.

ATLAS OIL RETAIL

COMBINED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Atlas Oil Company

We have audited the accompanying combined financial statements of Atlas Oil Retail, which comprise the balance sheet as of December 31, 2014 and 2013, and the related statement of operations, equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Atlas Oil Retail as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

April 23, 2015

ATLAS OIL RETAIL

COMBINED BALANCE SHEET

(Thousands of Dollars)

	December 31,
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$620	$374
Accounts receivable
Trade, net	6,385	10,108
Fuel taxes refundable	1,320	1,294
Other	975	986
Inventory (Note 4)	2,490	5,493
Current portion of notes and land contracts receivable (Note 5)	2,048	1,487
Prepaid expenses and other current assets	400	624

Total current assets	14,238	20,366
Property and Equipment—Net (Note 6)	11,739	15,617
Intangible Assets (Note 7)	7,939	10,187

Other Assets
Notes and land contracts receivable—Net of current portion (Note 5)	1,385	4,521
Environmental escrow (Note 14)	—	607
Deposits and other assets	148	424

Total other assets	1,533	5,552

Total assets	$35,449	$51,722

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED BALANCE SHEET

(Thousands of Dollars)

	December 31,
	2014	2013
LIABILITIES AND EQUITY

Current Liabilities
Accounts payable—Trade	$8,165	$11,174
Bank line of credit (Note 8)	6,881	—
Current portion of long-term debt (Note 9)	9,123	4,121
Accrued liabilities	2,870	4,202

Total current liabilities	27,039	19,497
Long-term Debt—Net of current portion (Note 9)	5,563	27,646
Station Deposits	1,487	2,851

Total liabilities	34,089	49,994
Equity (Note 17)	1,360	1,728

Total liabilities and equity	$35,449	$51,722

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED STATEMENT OF OPERATIONS

(Thousands of Dollars)

	Year Ended December 31,
	2014	2013	2012
Revenues
Motor fuel and merchandise	$737,389	$1,000,546	$1,069,609
Rental income	1,452	1,840	1,791

Total revenues	738,841	1,002,386	1,071,400
Cost of Sales
Cost of motor fuel and merchandise	715,237	972,975	1,042,943
Operating expenses	10,681	11,440	10,445

Total cost of sales	725,918	984,415	1,053,388

Gross Profit	12,923	17,971	18,012
General and Administrative Expenses	12,648	9,928	11,961
(Gain) Loss on Sale of Assets (Note 3)	(34,286)	658	(1,113)

Income From Operations	34,561	7,385	7,164
Other Income (Expense)
Interest income	367	399	548
Interest expense	(1,124)	(1,268)	(1,181)
Other income (expense)—Net	327	216	222

Total Other Expense	(430)	(653)	(411)

Net Income	$34,131	$6,732	$6,753

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED STATEMENT OF EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Thousands of Dollars)

	B&R		Atlas Oil	Total
	Common Stock	Retained Earnings	Intercompany	Equity (Deficit)
Balance at January 1, 2012	$1	$8,009	$(5,186)	$2,824
Net income	—	5,454	1,299	6,753
Distributions and net intercompany payments	—	(3,150)	(8,886)	(12,036)

Balance at December 31, 2012	1	10,313	(12,773)	(2,459)
Net income	—	5,294	1,438	6,732
Distributions and net intercompany payments	—	(624)	(1,921)	(2,545)

Balance at December 31, 2013	1	14,983	(13,256)	1,728
Net income	—	31,868	2,263	34,131
Distributions and net intercompany payments	—	(29,194)	(5,305)	(34,499)

Balance at December 31, 2014	$1	$17,657	$(16,298)	$1,360

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

COMBINED STATEMENT OF CASH FLOWS

(Thousands of Dollars)

	Year Ended December 31,
	2014	2013	2012
Cash Flows From Operating Activities:
Net income	$34,131	$6,732	$6,753
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,269	3,540	3,140
Gain on disposal of assets	(34,286)	658	(1,113)
Bad debt expense	338	229	217
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	3,370	892	(2,803)
Inventory	3,003	(132)	189
Prepaid expenses and other assets	500	311	373
Accounts payable	(3,009)	(2,803)	702
Accrued liabilities	(1,332)	(4,149)	1,979
Station deposits	(1,364)	(94)	1,526

Net cash provided from operating activities	4,620	5,184	10,963
Cash Flows From Investing Activities:
Purchase of property and equipment	(2,652)	(2,039)	(1,566)
Proceeds from disposition of assets	39,795	94	774
Cash paid for acquisitions	—	(5,259)	—
Change in environmental escrow	607	(1)	—
Net collections on notes and land contracts receivable	2,575	76	1,879

Net cash provided from (used in) investing activities	40,325	(7,129)	1,087
Cash Flows From Financing Activities:
Net proceeds from (payments on) bank line of credit	6,881	(3,550)	2,380
Net (payments on) proceeds from debt	(17,081)	7,780	(3,198)
Distributions and net intercompany payments	(34,499)	(2,545)	(12,036)

Net cash (used in) provided from financing activities	(44,699)	1,685	(12,854)

Net Increase (Decrease) in Cash and Cash Equivalents	246	(260)	(804)
Cash and Cash Equivalents—Beginning	374	634	1,438

Cash and Cash Equivalents—Ending	$620	$374	$634

Supplemental Information:
Cash paid during the year for interest	$1,124	$1,268	$1,181

Noncash investing and financing activities—Note receivable arising from sale assets	$—	$—	$1,400

See Notes to Combined Financial Statements.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

1.	Organization and Nature of Business

Atlas Oil Retail (“Retail”) distributes motor fuel to retail customers, operates retail fuel outlets and convenience stores and leases retail fuel outlets and convenience store locations to third parties under long-term leases. Retail operates in Michigan, Indiana, Illinois and Ohio. The accompanying financial statements of Retail are the combined financial statements of B&R Oil Company, Inc. (“B&R”) and certain carved out operations of Atlas Oil Company (“Atlas”), entities affiliated through common control by Atlas. The carve-out operations include all revenues, costs, expenses, assets and liabilities directly attributable to sales to retail customers as well as Atlas’ retail fuel outlet and convenience store operations. Activities, assets and liabilities related to Atlas’ wholesale operations to commercial customers and its miscellaneous service division are excluded from these combined financial statements. Certain assets, liabilities and expenses have been allocated based on the most relevant allocation method available, primarily using relative percentages of revenue or relative percentages of headcount. Additional allocation methods are described in the following notes to the financial statements.

Management believes the assumptions and allocations underlying the financial statements are reasonable. As described in Note 18, Retail was sold in January 2015.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements reflect Retail’s historical financial position as of December 31, 2014 and 2013, and the results of operations, changes in equity and cash flows for the years ending December 31, 2014, 2013 and 2012. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Revenue Recognition

Sales revenue is recognized on retail sales when motor fuel is pumped from Retail’s fuel outlets and upon transaction completion for convenience store sales. Sales revenue from distributions of motor fuel is recognized upon delivery to retail fuel outlets operated by third parties. Rental income is recognized over the term of the leases on a straight-line basis. Revenue and gains from property sales are either recognized at the time the note or land contract receivable is executed and collectibility is reasonably assured or deferred if the buyer has not made an adequate initial investment in accordance with US GAAP requirements. Gains resulting from periodic sales of property and equipment held for retail operations are recognized in operating income.

Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Retail has assessed that its notes receivable and land contracts receivable are fully collectible. It is reasonably possible that Retail’s estimate of collectibility of the trade accounts receivable and notes and land contracts receivable could change in the near term.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

2.	Summary of Significant Accounting Policies—Continued

Cash and Cash Equivalents

Retail considers all investments with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all unpaid invoices. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. The allowance for doubtful accounts for trade accounts receivable balances was approximately $0.5 million and $0.3 million at December 31, 2014 and 2013, respectively.

Fuel Taxes Refundable

Fuel tax refundable represents refundable taxes. All taxes paid on motor fuel by Retail are either passed on to the customer or refundable by state tax authorities.

•	Refundable taxes represent taxes Retail paid on motor fuel sold to tax-exempt customers, which are refundable from the state.

•

Taxes in inventory represent taxes paid on motor fuel that has not been sold to customers. Once sold to customers, the motor fuel taxes are considered refundable by the state or customer, depending on the tax status of the customer.

•	Accrued taxes represent unpaid taxes on motor fuel sold to customers.

The net amount of these accounts is recorded as a receivable and refundable amounts are generally applied toward taxes owed on future motor fuel purchases.

Notes and Land Contracts Receivable

Notes and land contracts receivable consist of financing provided by Retail related to property and equipment sold to third parties. The receivables are stated at face values and adjusted for impairment in the period during which the conditions giving rise to an impairment occur. The notes and land contracts receivable are collateralized by specific land, buildings and equipment and Retail retains title to the underlying properties related to the land contracts receivable until all required payments are collected. Interest is earned based on the principal balance outstanding and the contractual terms of the agreements. Fees and costs of executing these contracts are expensed when incurred.

Management monitors payment histories, collateral values, and the existence of guarantors as credit indicators. Notes and land contracts receivable are placed on nonaccrual status when payments are past due based on contractual terms of the agreement. Retail has no allowance for these notes receivable as any note deemed delinquent is restructured to allow for continuation of the payments due. There is no loss incurred in the restructuring of these notes.

The holders of any delinquent note not willing to restructure their notes are subjected to the legal process to repossess the land and real property. When reacquired, the land and real property are recorded at the

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

2.	Summary of Significant Accounting Policies—Continued

remaining contract value, net of any deferred gain. No depreciation is taken on the reacquired real property as it is considered not-in-service. Impairment of these delinquent notes is determined on a case-by-case basis dependent upon third-party appraisal values and Retail’s estimate of its ability to resell the land and real property above recorded cost as stated above. There was no impairment recognized on these notes receivable for the years ended December 31, 2014, 2013 and 2012.

At December 31, 2013, Retail had one land contract in foreclosure which was sold in 2014 as part of the sale of assets described in Note 18. No loss was incurred in this sale.

Inventory

Inventory is stated at the lower of cost or market value. Cost is determined using a weighted-average cost method. Motor fuel inventory consists of motor fuel located in company owned retail fuel outlets, as well as motor fuel held in retail fuel outlets owned by third parties that sell motor fuel on behalf of Retail and receive a commission for providing this service.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred. Included in equipment are certain assets that are financed through capital leases. The amortization of the underlying equipment cost for these capital leases is included in depreciation expense. Equipment also includes items at retail fuel outlets owned by third parties, installed under the terms of fuel supply agreements. These items are depreciated over the shorter of their useful lives or the term of the supply agreement.

Intangible Assets

Acquired identifiable intangible assets, including fuel supply agreements, subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets (primarily the term of the fuel supply agreement). Intangible assets are reviewed for potential impairment at least annually or whenever events or circumstances indicate that carrying amounts may not be recoverable. Management believes there are no impairments of these assets as of and for the years ended December 31, 2014, 2013 and 2012.

Station Deposits

Retail collects cash deposits from certain retail fuel outlets under the terms of fuel supply agreements.

Asset Retirement Obligations

Retail’s practice is to keep assets in operating condition through routine repair and maintenance of component parts in the ordinary course of business and by continuing to make improvements based on technological advances. As a result, these assets have no expected settlement or retirement date requiring expected asset retirement expenditures.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

2.	Summary of Significant Accounting Policies—Continued

Income Taxes

Atlas and B&R have elected to be taxed as S Corporations under the provisions of the Internal Revenue Code. Generally, the income of an S Corporation is not subject to federal income tax at the corporate level, but rather the stockholders are required to include a pro-rata share of the corporation’s taxable income or loss in their personal income tax returns, irrespective of whether dividends have been paid. Accordingly, no provision for federal income taxes has been made in the accompanying combined financial statements.

Subsequent Events

The combined financial statements and related disclosures include evaluation of events up through and including April 23, 2015, which is the date the combined financial statements were available to be issued.

3.	Acquisition and Sale of Assets

Acquisition

In June 2013, Atlas acquired all of the assets and assumed all of the liabilities of C&H Land Company, LLC for $11.1 million. The acquisition was funded primarily through bank debt. All assets acquired and liabilities assumed pertained to the non-retail operations of Atlas, with the exception of supply contracts, which have been allocated to Retail.

The allocation of the purchase price for Atlas was as follows (in thousands):

Assets Acquired:
Accounts Receivable	$650
Other Assets	35
Land and vehicles	9,594
Intangible assets	5,259

Total Assets Acquired	15,538
Liabilities Assumed:
Security deposits	638

Net Assets Assumed	14,900
Gain Recognized by Atlas	3,799

Purchase Price	$11,101

Sale of Assets

On May 20, 2014, Retail closed two separate asset sale transactions at an aggregate price of approximately $56.9 million. The assets sold included land contracts, promissory notes, land, buildings, equipment and supply contracts (total of approximately $22.6 million net book value). Retail recorded a gain of approximately $34.3 million during 2014 as a result of the transactions. As a result of the sale, Atlas was required to repay related long-term debt in the amount of approximately $9.8 million.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

4.	Inventory

Inventory consists of the following (in thousands):

	December 31,
	2014	2013
Motor fuel	$2,183	$4,641
Convenience store merchandise and supplies	307	852

Total inventory	$2,490	$5,493

5.	Notes and Land Contracts Receivable

Notes and land contracts receivable consist of financing provided by Retail related to retail fuel outlet sales. The notes and land contracts receivable bear interest at variable and fixed rates with effective rates ranging from 6% to 12% as of December 31, 2014 and mature through 2024. Notes and land contracts receivable consist of the following (in thousands):

	December 31,
	2014	2013
Notes receivable	$1,349	$599
Land contract receivable	2,084	5,409

Total	3,433	6,008
Less current portion	2,048	1,487

Noncurrent portion	$1,385	$4,521

Future maturities of notes and land contracts receivable are as follows (in thousands):

2015	$2,048
2016	1,095
2017	172
2018	20
2019	22
Thereafter	76

Total	$3,433

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

6.	Property and Equipment

Property and equipment are as follows (in thousands):

	December 31,
	2014	2013
Land	$1,029	$1,267
Buildings	6,526	9,487
Branded equipment	3,773	5,052
Machinery and equipment	8,670	9,923
Transportation equipment	1,317	1,333
Furniture and fixtures	245	298
Leasehold improvements	8,596	8,718
Construction-in-progress	2,408	809

Total cost	32,564	36,887
Accumulated depreciation	(20,825)	(21,270)

Property and equipment, net	$11,739	$15,617

Depreciation expense was $2.1 million, $2.3 million and $2.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Property and equipment (retail fuel outlets) with a total cost of $10.8 million and $11.7 million and a carrying amount of $4.9 million and $5.5 million at December 31, 2014 and, 2013, respectively, is being leased to others.

Construction-in-progress represents expenditures for assets that have not been placed in service. No depreciation expense will be taken on these assets until they are placed in service. Future remaining commitments to place these assets into service as of December 31, 2014 amount to approximately $0.7 million.

7.	Intangible Assets

Intangible assets of Retail are summarized as follows (in thousands):

	December 31,		Amortizable Life -Years
	2014	2013
Amortized intangible assets—Fuel supply contracts, net	$7,939	$10,187	5-20

Retail recorded amortization expense in 2014, 2013 and 2012 of $1.2 million, $1.2 million and $1.0 million, respectively. Accumulated amortization of identifiable intangible assets was $8.3 million and $7.5 million at December 31, 2014 and 2013, respectively.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

7.	Intangible Assets—Continued

Estimated amortization expense is as follows (in thousands):

2015	$1,191
2016	1,002
2017	954
2018	858
2019	810
Thereafter	3,124

Total	$7,939

8.	Revolving Credit Facility

Atlas is party to a revolving credit facility with a bank (the “Atlas Credit Facility”), as part of a Master Credit Agreement (the “Master Credit Agreement”), which includes various term debt (see Note 9). The Atlas Credit Facility bears interest at the borrower’s option of either (a) 1-month LIBOR plus 1.75% or 2.75% based on the senior leverage ratio or (b) a base rate (which is the higher of prime interest rate or federal funds rate) plus 0.75% or 1.75% based on the senior leverage ratio (effective rate of approximately 2.16% at December 31, 2014). Borrowings are limited to 85% of eligible accounts receivable plus the lesser of (a) 60% of eligible inventory or (b) up to $12.0 million. The borrowings are collateralized by substantially all assets of Atlas and are due in September 2018. Under the Atlas Credit Facility, Atlas is subject to certain covenants, as discussed in Note 9. The balance outstanding on the Atlas Credit Facility has been allocated to Retail based on required repayments, as disclosed in Note 9. The balances outstanding due to the bank by Atlas were $25.5 million and $23.6 million as of December 31, 2014 and 2013, respectively.

9.	Long-term Debt

As discussed in Note 1, the combined financial statements represent the activity of B&R and certain carved out operations of Atlas. Long-term debt included in these combined financial statements includes debt specifically associated with B&R as well as amounts allocated to Retail from Atlas based on the amount of debt required to be repaid as a result of dispositions of property in 2014 (see Note 9) and the sale of the retail operations to Empire Petroleum Partners, LLC in 2015 (see Note 18). Long-term debt of Retail is summarized as follows (in thousands):

	Year Ended December 31,
	2014	2013
Master Credit Agreement

Bank term loan A, payable in monthly principal installments of $88.3 thousand plus interest at the borrower’s option of either (a) one-month LIBOR plus 2.50% or 3.00% based on the senior leverage ratio or (b) a base rate (which is the higher of prime interest rate or federal funds rate) plus 1.50% or 2.00%, based on the senior leverage ratio (effective rate of approximately 2.16% at December 31, 2014). The note is collateralized by substantially all assets of Atlas and is due in December 2015. The total balances outstanding due to the bank by Atlas were $8.5 million and $11.5 million as of December 31, 2014 and 2013, respectively	$6,768	$9,105

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

9.	Long-term Debt—Continued

	Year Ended December 31,
	2014	2013
Bank term loan B, payable from time to time so that the outstanding principal amount shall not exceed certain reduced limits that reset on a semiannual basis (which as of December 31, 2013 was $32.5 million) plus interest at the borrower’s option of either (a) one-month LIBOR plus 2.50% to 3.00% or (b) a base rate (which is the higher of prime interest rate or federal funds rate) plus 1.50 to 2.00% based on the senior leverage ratio (effective rate of approximately 2.16% at December 31, 2014). The increase to the LIBOR or base rate is based on aggregate outstanding balance of term loan B. The note is collateralized by substantially all assets of Atlas and is due in September 2018. The total balances outstanding due to the bank by Atlas were $16.8 million and $32.5 million as of December 31, 2014 and 2013, respectively	5,000	19,387

Total	11,768	28,492

Subordinated Notes Notes payable to various equipment lenders, bearing interest at rates ranging from 5.34% to 5.47%, maturing through 2017, collateralized by specific Retail equipment	70	95

Note payable to fuel supplier, subordinated to the credit agreements with the banks, is payable in quarterly installments of $159.5 thousand, including interest at 10% through September 30, 2020. The note includes a business guaranty by Atlas and B&R’s commitment to purchase motor fuel from that motor fuel supplier. See Note 14	2,848	3,180

Total	14,686	31,767
Less current portion	9,123	4,121

Noncurrent portion	$5,563	$27,646

Under certain terms of the Master Credit Agreement, Atlas is permitted to make scheduled principal and interest payments on the subordinated debt.

The balance of the outstanding debt matures as follows (in thousands):

2015	$9,123
2016	1,026
2017	1,057
2018	2,343
2019	544
Thereafter	593

Total	$14,686

The Master Credit Agreement contains certain restrictive loan covenants, including minimum tangible net worth, fixed charge ratio and leverage ratio covenants.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

10.	Minimum Future Rentals Receivable

Retail leases certain retail fuel outlet properties to independent third-party operators. Minimum future rentals to be received on noncancellable operating leases for each of the next five years and thereafter as of December 31, 2014 are as follows (in thousands):

2015	$984
2016	971
2017	955
2018	928
2019	892
Thereafter	5,583

Total	$10,313

11.	Retirement Plans

Atlas maintains a retirement plan for substantially all employees established pursuant to Internal Revenue Code Section 401(k). Terms of the plan require an employer match of employee contributions equal to 50% of employee contributions up to a maximum of 6% of the participating employee’s compensation. Expense allocated to Retail for the years ended December 31, 2014, 2013 and 2012 was approximately $23.0 thousand, $34.0 thousand, and $29.0 thousand, respectively.

12.	Operating Leases

Retail is obligated under certain third party operating leases for an office building, retail fuel outlets, office equipment, and delivery equipment. Total rent expense under these leases was $1.1 million, $2.1 million and $2.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Minimum future rental commitments for each of the next five years and thereafter as of December 31, 2014 are as follows (in thousands):

2015	$667
2016	640
2017	536
2018	539
2019	545
Thereafter	5,227

Total	$8,154

13.	Related Party Transactions

Retail conducted various operations from premises leased from entities related through common ownership as well as other related parties. The lease agreements required Retail to make monthly lease payments, plus taxes, insurance and maintenance on the property. Annual rent expense was approximately $0.5 million, $1.2 million and $1.0 million for 2014, 2013 and 2012, respectively. All of the properties leased from related parties were sold during 2014 to unrelated entities. As such, there are no future commitments related to these premises.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

14.	Contingencies and Commitments

Under the terms of a three-year contract ending February 28, 2013, Atlas (including Retail) was required to purchase a total of approximately 79 million gallons of motor fuel. This contract was extended for an additional three years expiring on February 28, 2016. Under the extended contract, Atlas is required to purchase approximately 75 million gallons of motor fuel over the three-year life of the agreement. Management intends to fulfill the commitment. Atlas receives volume rebates on its purchases that are expected to cover substantially all principal and interest on the motor fuel supplier note disclosed in Note 9 with a balance of $2.8 million at December 31, 2014.

Atlas (including Retail) has entered into a commitment to purchase a total of approximately 86 million gallons of motor fuel annually through 2023 from another motor fuel supplier. If the purchase commitment is not met, the supplier could force repayment of a portion of motor fuel rebates previously paid to Atlas ($0.015 per gallon for each gallon short of the minimum number of gallons Atlas has committed to purchase). Management intends to fulfill the agreement.

If Atlas fails to meet its purchase commitments, the motor fuel suppliers have the right to refuse further shipments of motor fuel or the supplier may increase the price of motor fuel until Atlas meets the minimum purchase requirements.

Certain legal actions arising in the ordinary course of business have been filed or are pending against Atlas and Retail. While these actions involve matters for which the ultimate liability, if any, has not been determined, management does not expect the outcomes to have a material adverse effect on Retail’s financial position.

In addition, in the ordinary course of business, Retail may be subject to environmental claims. Management has assessed the impact of such matters and does not believe any obligations exist that will have a material adverse effect on Retail’s financial position. Atlas’ lender required an escrow funds for environmental matters (this requirement ended as of December 31, 2014, at which time the funds were returned). Escrow funds earned interest and were disbursed to fund environmental liabilities.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

15.	Allocation of Expenses

General and administrative expenses in the combined statement of operations include various corporate expenses incurred by Atlas which have been allocated specifically to Retail. These expenses have been allocated based on an estimated headcount of employees dedicated to the specific business units within Atlas, which include Retail. Total expenses incurred by Atlas were approximately $9.9 million, $9.3 million and $9.3 million during 2014, 2013 and 2012, respectively. The following summarizes the allocations of expenses from Atlas to Retail for the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Year Ended December 31,
	2014	2013	2012
Wages, including payroll taxes and benefits	$1,274	$1,343	$1,343

Operating expenses
Advertising and promotion	28	—	—
Rent and lease	45	16	16
Utilities expense	33	35	35
State and local taxes	15	134	134
Office repairs and maintenance	23	40	40
Office expense	46	84	84
IT and communication expense	220	201	201
Recruiting and training	106	79	79
Bank fees	134	87	87
Accounting fees	51	25	25
General insurance	28	19	19
Licenses, fees, and permits	4	11	11
Home office rent	117	197	197
Other	6	13	13

Total operating expenses	856	941	941

Total	$2,130	$2,284	$2,284

16.	Information About Variable Interest Entity

Retail sold one of its facilities to an affiliated company, 1849 Cline Ave., LLC (“Cline”), an entity owned by Atlas’ majority shareholder. Cline was formed for the purpose of acquiring the site from Retail at net book value, and leasing it back to Retail. As a result of the transaction, Cline entered into a promissory note agreement with Retail for $1.4 million due in monthly installments of approximately $10.9 thousand, including interest payable at prime rate plus 2.0%.

Cline was considered to be a variable interest entity because its sole property was acquired from Retail. Furthermore, Cline’s sole property was leased by Retail, and was therefore the primary source of resources to service Cline’s obligations. Cline sold all of its assets to an unrelated entity during 2014, at which time the entity was no longer considered a variable interest of Retail.

As a result, Cline has been included in the combined financial statements as a consolidated variable interest entity. All intercompany transactions have been eliminated in the combined financial statements.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

16.	Information About Variable Interest Entity—Continued

Included in the combined balance sheet as of December 31, 2014 and 2013 are the following amounts related to Cline (in thousands):

	December 31,
	2014	2013
Assets
Current Assets—Cash	$—	$23
Property and Equipment—Net	—	558
Deposits and other assets	—	206

Total assets	$—	$787

Liabilities
Current Liabilities—Current portion of long-term debt	—	48
Long-term Debt—Net of current portion	—	1,148

Total liabilities	—	1,196
Equity	—	(409)

Total liabilities and equity	$—	$787

Included in the combined statement of operations for the years ended December 31, 2014, 2013, and 2012 are the following amounts related to Cline (in thousands):

	Year Ended December 31,
	2014	2013	2012
Revenue—Rental income	$121	$358	$369
Cost of Sales
Operating expenses	92	262	293
Gain on sale of property and equipment	(720)	—	—

Total cost of sales	(628)	262	293

Gross Profit/Income from Operations	749	96	76
Other Expense—Interest expense	32	85	89

Net Income	$717	$11	$(13)

17.	Equity

Common stock consists of authorized shares, no par value stock of B&R. As of December 31, 2014 and 2013, there were 1,000 shares issued, 100 of which were outstanding.

The Atlas Oil Intercompany component of equity includes all intercompany balances and transactions between Retail and Atlas. The net changes in these balances are reflected as net intercompany payments.

ATLAS OIL RETAIL

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

18.	Subsequent Events—Sale of Assets

On January 15, 2015, Atlas sold substantially all the assets of Retail’s operations to Empire Petroleum Partners, LLC in exchange for consideration of approximately $82 million, net of $2 million of debt assumption and $1.1 million of dealer deposits. The purchase price consisted of $50 million in cash and $32 million of equity in Empire.

In conjunction with this sale transaction, the Master Credit Agreement was amended to specify required payments of debt from the proceeds of the sale. The mandated payments were as follows (in thousands):

Term Loan A	$6,768
Term Loan B	5,000
Revolving Credit Loan	6,881

Total	$18,649

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED FINANCIAL STATEMENTS

FOR THE TEN MONTHS ENDED

OCTOBER 31, 2014 AND YEARS ENDED

DECEMBER 31, 2013 AND 2012

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

CST Brands, Inc.

We have audited the accompanying combined financial statements of CST Brands, Inc. Retail Operations Sold to Empire Petroleum Partners, LLC, which comprise the balance sheet as of October 31, 2014 and December 31, 2013, and the related statement of operations, equity and cash flows for the period ended October 31, 2014 and years ended December 31, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of CST Brands, Inc. Retail Operations Sold to Empire Petroleum Partners, LLC as of October 31, 2014 and December 31, 2013, and the related statement of operations, equity and cash flows for the period ended October 31, 2014 and years ended December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran PLLC

April 27, 2015

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED BALANCE SHEET

(Thousands of Dollars)

	October 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash	$62	$65
Inventories (Note 5)	3,622	4,271

Total current assets	3,684	4,336
Property and equipment, net (Note 6)	16,595	17,947
Goodwill (Note 7)	301	301

Total assets	$20,580	$22,584

LIABILITIES AND EQUITY
Current liabilities:
Accrued property taxes	$433	$194
Asset retirement obligation (Note 8)	79	96

Total current liabilities	512	290
Asset retirement obligation, net of current portion (Note 8)	2,663	2,523

Total liabilities	3,175	2,813
Equity	17,405	19,771

Total liabilities and equity	$20,580	$22,584

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED STATEMENT OF OPERATIONS

(Thousands of Dollars)

	Ten Months Ended October 31,	Year Ended December 31,
	2014	2013	2012
Revenues:
Motor fuel	$117,911	$153,304	$171,253
Merchandise and other	25,928	30,541	31,767

Total revenues	143,839	183,845	203,020

Cost of sales:
Motor fuel	111,728	148,062	165,803
Merchandise and other	17,964	21,280	21,926

Total cost of sales	129,692	169,342	187,729

Gross profit	14,147	14,503	15,291

Operating expenses:
Payroll	5,221	6,008	6,081
Other operating expenses	4,095	4,870	5,286
General and administrative expenses	1,340	1,124	938
Depreciation and accretion expense	1,558	1,956	2,163

Total operating expenses	12,214	13,958	14,468

Income from operations	1,933	545	823
Interest expense	463	584	627

Income (loss) before income tax expense	1,470	(39)	196
Income tax expense (recovery) (Note 11)	564	(15)	75

Net income (loss)	$906	$(24)	$121

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED STATEMENT OF EQUITY

FOR THE TEN MONTHS ENDED OCTOBER 31, 2014, AND YEARS ENDED

DECEMBER 31, 2013 AND 2012

(Thousands of Dollars)

Balance as of December 31, 2011	$21,401
Net income	121
Net distributions	(1,373)

Balance as of December 31, 2012	20,149
Net loss	(24)
Net distributions	(354)

Balance as of December 31, 2013	19,771
Net income	906
Net distributions	(3,272)

Balance as of October 31, 2014	$17,405

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

COMBINED STATEMENT OF CASH FLOWS

(Thousands of Dollars)

	Ten Months Ended October 31,	Year Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income (loss)	$906	$(24)	$121
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	1,435	1,812	2,027
Accretion expense	123	144	136
Changes in operating assets and liabilities that provided (used) cash:
Inventory	649	(668)	(268)
Accrued property tax	239	(373)	(39)

Net cash provided by operating activities	3,352	891	1,977
Cash flows from investing activities—Purchase of property and equipment	(83)	(238)	(591)

Cash flows from financing activities—Distributions	(3,272)	(655)	(1,373)

Net (decrease) increase in cash	(3)	(2)	13
Cash at beginning of period/year	65	67	54

Cash at end of period/year	$62	$65	$67

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Organization and Description of Business

CST Brands, Inc. (“CST”) was incorporated in 2012 in contemplation of the separation and distribution of Valero Energy Corporation’s (“Valero”) retail business. In accordance with the separation and distribution agreement, the two companies were separated on May 1, 2013. CST is one of the largest independent retailers of motor fuel and convenience merchandise in the U.S. and eastern Canada and trades on the New York Stock Exchange under the symbol “CST.” For ease of reference, the business is referred to as CST for all periods presented.

In the fourth quarter of 2014, CST sold 41 of its convenience store operations and related assets to Empire Petroleum Partners LLC (“Empire”), the accounting predecessor of Empire Petroleum Partners, LP. These convenience stores included 28 stores located in Texas and 13 stores in Colorado.

The accompanying combined financial statements present the financial position and results of operations of the 41 convenience stores sold by CST to Empire (“the Carve-out Sites”). References to “we,” “our,” “us,” and similar expressions refer to the convenience store operations sold by CST to Empire.

The Carve-out Sites generate revenue from the sale of motor fuel and convenience merchandise and services at convenience stores located in Texas and Colorado.

Note 2. Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations and cash flows of the Carve-out Sites for the periods presented, as the Carve-out Sites were historically managed within CST. The combined financial statements have been prepared on a “carve-out” basis and are derived from the consolidated financial statements and accounting records of CST. The combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The combined financial statements of the Carve-out Sites may not be indicative of the Carve-out Sites’ future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Carve-out sites been operated independently during the periods presented. There are no intercompany transactions or balances between stores within the Carve-out Sites.

The combined financial statements include expense allocations for certain functions provided by CST, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, insurance, utilities, and executive compensation. These allocated costs are included within general and administrative expenses and other operating expenses in the combined statements of operations. The combined financial statements also include expense allocations for interest related to debt held by CST and Valero, which are included within interest expense in the combined statements of operations. These expense amounts have been allocated to the Carve-out Sites based on their pro-rata portion of either total CST revenues or total CST revenues in the United States. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or for the benefit received by the Carve-out Sites during the periods presented. The allocations may not, however, reflect the expenses the Carve-out Sites would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Carve-out Sites had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. After the respective sale dates for each of these stores, CST no longer provided any type of services to the Carve-out Sites.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 3. Concentration Risk

Valero supplied all of the motor fuel for resale by the Carve-out Sites during the periods presented. During the ten months ended October 31, 2014, and years ended December 31, 2013 and 2012, the Carve-out Sites sold 35.0 million gallons, 45.7 million gallons and 50.0 million gallons, respectively, of motor fuel, all of which was purchased by CST from Valero.

Motor fuel purchases are recorded as a component of cost of sales based on price formulas that vary from terminal to terminal. The actual prices paid typically change daily, based on market fluctuations of wholesale motor fuel prices in the geographic locations where we purchase our motor fuel for resale.

No customers are individually material to the Carve-out Sites.

Note 4. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results and outcomes could differ from those estimates and assumptions. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates and assumptions.

Cash

Cash represents cash on hand at the Carve-out Sites. CST has a centralized cash management system in the United States and no cash deposits or credit card receipts are recorded at the individual store level. Through this centralized cash system, CST funded our operating and investing activities directly as needed. Accordingly, cash held by CST outside of the stores was not allocated, and trade accounts receivable and accounts payable are not included on the balance sheet. We reflect transfers of cash to and from the CST cash management system as a component of equity on our combined balance sheet and as a financing activity in our combined statement of cash flows. We did not include any interest income on the net cash transfers to CST.

Inventories

Inventories are carried at the lower of cost or market value. The cost of supplies and convenience store merchandise is determined principally under the weighted-average cost method. The cost of motor fuel inventories is determined under the last-in, first-out (“LIFO”) method using the dollar-value LIFO method, with any increments valued based on average purchase prices for the year. No provision for potentially slow moving or obsolete inventories has been made. See Note 5 for additional information.

Property and Equipment

The cost of property and equipment purchased or constructed, including betterments of property assets, is capitalized. The cost of repairs and normal maintenance of property and equipment is expensed as incurred. Betterments of property and equipment are those which extend the useful lives of the property and equipment or improve the safety of our operations. Betterments also include additions to and enlargements of our retail sites.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

The cost of property and equipment constructed includes interest and certain overhead costs allocable to the construction activities.

When property and equipment are retired or replaced, the cost and related accumulated depreciation are eliminated, with any gain or loss reflected in depreciation and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the related assets.

See Note 6 for additional information regarding our property and equipment.

Goodwill

Goodwill represents the excess of cost over the fair value of assets of businesses acquired. See Note 7 for further discussion. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level at least annually, and tested for impairment more frequently if events and circumstances indicate that the goodwill might be impaired. CST’s annual impairment test of goodwill is performed as of the first day of the fourth quarter of its fiscal year. No impairment charge was recognized during the period ended October 31, 2014, and the year ended December 31, 2013.

Asset Retirement Obligation

We record a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to remove underground storage tanks (“USTs”) used to store motor fuel at owned and leased retail sites at the time we incur that liability, which is generally when the UST is installed. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset. We depreciate the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the estimated remaining life of the UST. Accretion expense is reflected in depreciation and accretion expense. We base our estimates of the anticipated future costs for removal of a UST on our prior experience with removal. Removal costs include the cost to remove the USTs, soil remediation costs resulting from the spillage of small quantities of motor fuel in the normal operations of our business and other miscellaneous costs. We review our assumptions for computing the estimated liability for the removal of USTs on an annual basis. Any change in estimated cash flows is reflected as an adjustment to the liability and the associated asset. See Note 8 for additional information.

Revenue Recognition

Revenues are recorded upon delivery of the products to our customers, which is the point at which title to the products is transferred, and when payment has either been received or collection is reasonably assured.

Shipping and Handling Costs

Costs incurred for the shipping and handling of motor fuel and convenience store merchandise are included in inventories, and therefore, reflected in cost of sales when the related items are sold.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Lease Accounting

Three of the Carve-out Sites are leased under noncancelable operating leases, whose initial terms are typically 10 to 20 years, along with options that permit renewals for additional periods. Rent is expensed on a straight-line basis over the term of the lease including renewal periods that are reasonably assured at the inception of the lease. We are typically responsible for payment of real estate taxes, maintenance expenses and insurance related to leased properties.

Income Taxes

Our results of operations have historically been included in CST’s or Valero’s federal income tax returns, as well as state income tax returns filed in Colorado and Texas. The income tax amounts reflected in the accompanying combined carve-out financial statements have been allocated based on taxable income directly attributable to the Carve-out Sites, resulting in a stand-alone presentation. We believe the assumptions underlying the allocation of income taxes are reasonable. However, the amounts allocated for income taxes in the accompanying combined carve-out financial statements are not necessarily indicative of the amount of income taxes that would have been recorded had the Carve-out Sites been operated as a separate, stand-alone entity. See Note 11 for additional information.

Merchandise Vendor Allowances and Rebates

We receive payments for vendor allowances and volume rebates from various suppliers of convenience store merchandise. Our accounting practices are as follows:

•	Vendor allowances for price markdowns are credited to cost of sales during the period the related markdown is realized.

•	Volume rebates of merchandise are recorded as reductions to cost of sales when the merchandise qualifying for the rebate is sold.

•	Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of sales over the period covered by the agreement.

The recording of vendor allowances and rebates does not require us to make any significant estimates.

Cost of Sales

We include in our cost of sales all costs we incur to acquire motor fuel and merchandise, including the costs of purchasing, storing and transporting inventory prior to delivery to our customers. The cost of convenience store merchandise is determined principally under the weighted-average cost method. We account for our motor fuel inventory under the LIFO method.

Motor Fuel Taxes

We collect motor fuel taxes, which consist of various pass through taxes collected from customers on behalf of taxing authorities, and remit such taxes directly to those taxing authorities. All other motor fuel sales and cost of sales include motor fuel taxes as the taxes are included in the cost paid for the motor fuel.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Financial Instruments

Our financial instruments are comprised solely of cash. The carrying amount of cash is equal to fair value.

Note 5. Inventories

Inventories consisted of the following (in thousands):

	October 31, 2014	December 31, 2013
Convenience store merchandise	$2,249	$2,461
Motor fuel	1,373	1,810

Inventories	$3,622	$4,271

As of October 31, 2014 and December 31, 2013, the replacement cost (market value) of our U.S. motor fuel inventories exceeded their LIFO carrying amounts by approximately $0.6 million and $0.7 million, respectively.

Note 6. Property and Equipment

Major classes of property and equipment consisted of the following (in thousands):

	October 31, 2014	December 31, 2013
Land	$7,200	$7,200
Retail site buildings	6,367	6,368
Leasehold improvements	1,983	2,060
Equipment and signage	14,838	15,002

Property and equipment, at cost	30,388	30,630
Accumulated depreciation	(13,793)	(12,683)

Property and equipment, net	$16,595	$17,947

Equipment and signage in the table above consists primarily of the equipment at our retail sites, such as car wash equipment, fuel tanks, coolers, freezers and computer equipment, signage and assets related to our asset retirement obligations.

Depreciation expense related to the Carve-out Sites for the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $1.4 million, $1.8 million and $2.0 million, respectively.

Note 7. Goodwill

Goodwill represents the excess of cost over the fair value of assets of businesses acquired. Goodwill recorded on the balance sheet of the Carve-out Sites relates to CST’s 2012 acquisition of The Crackerbox, LLC (“Crackerbox”). After finalizing the purchase accounting for this acquisition in 2013, CST assessed the reporting unit definitions in accordance with ASC 350 Intangibles—Goodwill and Other, and determined that goodwill in its U.S. segment should be tested for impairment by three geographic regions, based primarily on how the U.S. segment is organized and managed. Goodwill was allocated to the Carve-out Sites that were located in the same geographic region as the retail sites acquired in the Crackerbox acquisition based on proportionate cash flows.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

The annual impairment test of goodwill was performed as of the first day of the fourth quarter of CST’s fiscal year. In performing CST’s annual impairment analysis, ASC 350–20, Intangibles–Goodwill and Other, allows us to use qualitative factors to determine whether it is more likely than not (likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, including goodwill. After assessing the totality of events and circumstances (primarily that our capital structure as an independent, publicly traded company was based on current market conditions and estimated fair values as of the date of the impairment assessment while our net assets retained the historical book basis of Valero’s retail business prior to the spin-off), we determined that it was more likely than not that the fair value of our reporting unit exceeded its carrying amount and therefore goodwill was not impaired in 2014 or 2013. There was no goodwill recorded at December 31, 2012 as the purchase accounting for the Crackerbox acquisition had not yet been finalized.

Note 8. Asset Retirement Obligations

We have asset retirement obligations for the removal of USTs at owned and leased retail sites. There is no legal obligation to remove USTs while they remain in service. However, environmental laws in the U.S. require that USTs be removed within one to two years after the USTs are no longer in service, depending on the jurisdiction in which the USTs are located. We have estimated that USTs at our owned retail sites will remain in service approximately 30 years and that we will have an obligation to remove those USTs at that time. For our leased retail sites, our lease agreements generally require that we remove certain improvements, primarily USTs and signage, upon termination of the lease.

Changes in our asset retirement obligations were as follows (in thousands):

	October 31, 2014	December 31,
		2013	2012
Asset retirement obligations as of beginning of period	$2,619	$2,475	$2,339
Accretion expense	123	144	136

Asset retirement obligations as of end of period	2,742	2,619	2,475
Less current portion	(79)	(96)	(63)

Asset retirement obligations as of end of period	$2,663	$2,523	$2,412

Note 9. Related-Party Transactions

Cost Allocations

The total amount allocated to the Carve-out Sites for overhead cost allocations for each of the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $2.0 million, respectively. These costs are included within general and administrative expenses and other operating expenses in the combined statements of operations. The total amount allocated to the Carve-out Sites for interest expense for the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $0.5 million, $0.6 million and $0.6 million, respectively. These amounts are included within interest expense in the combined statements of operations.

Motor Fuel Purchases

Valero retained a 20% ownership interest in CST from the date of the separation and distribution, May 1, 2013 through November 14, 2013. We consider transactions with Valero to be a related-party through this date.

CST BRANDS, INC.

RETAIL OPERATIONS SOLD TO EMPIRE PETROLEUM PARTNERS, LLC

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 10. Leases

We have long-term operating lease commitments for retail sites and related equipment that generally contain renewal options for periods ranging from five to ten years.

As of October 31, 2014, our future minimum lease payments for operating leases having initial or remaining noncancelable lease terms in excess of one year were as follows (in thousands):

Two months ended December 31, 2014	$28
2015	110
2016	98
2017	98
2018	75
2019	44
Thereafter	7

Total minimum rental payments	$460

Rental expense for the ten months ended October 31, 2014 and years ended December 31, 2013 and 2012 was $0.1 million, $0.2 million and $0.2 million, respectively.

Note 11. Income Taxes

As discussed in Note 1, the income tax amounts reflected in the accompanying combined carve-out financial statements have been allocated based on taxable income directly attributable to the carve-out operations, resulting in a stand-alone presentation.

Components of income tax expense (recovery) related to net income were as follows (in thousands):

	Ten Months Ended October 31, 2014	Year Ended December 31,
		2013	2012
U.S. federal	$350	$(14)	$69
U.S. state	214	(1)	6

Income tax expense (recovery)	$564	$(15)	$75

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF

MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

FINANCIAL STATEMENTS

PERIOD FROM NOVEMBER 1, 2013

THROUGH SEPTEMBER 24, 2014

AND YEARS ENDED OCTOBER 31, 2013 AND 2012

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders of

Mansfield Energy Corporation

We have audited the accompanying financial statements of Mansfield Oil Company of Gainesville, Inc., a subsidiary of Mansfield Energy Corporation, Retail Operations (the “Retail Operations”), which comprise the balance sheet as of September 24, 2014, October 31, 2013 and 2012, and the related statements of income and equity and cash flows for the period from November 1, 2013 through September 24, 2014 and the years ended October 31, 2013 and 2012, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mansfield Oil Company of Gainesville, Inc., a subsidiary of Mansfield Energy Corporation, Retail Operations as of September 24, 2014, October 31, 2013 and 2012, and the results of their operations and cash flows for the period November 1, 2013 through September 24, 2014 and the years ended October 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ Smith & Howard, P.C.

April 27, 2015

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

BALANCE SHEET

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

ASSETS
	September 24, 2014	October 31, 2013	October 31, 2012
Current Assets
Accounts receivable—trade, net of allowance for doubtful accounts of $1,727 in 2014, $298 in 2013 and $173 in 2012	$12,543	$11,895	$10,689
Inventories	1,401	1,463	1,332
Refundable fuel taxes	962	868	1,113
Prepaids and other	66	79	389
Due from parent	—	2,311	1,924

Total Current Assets	14,972	16,616	15,447

Re-imaging, Net	3,621	2,256	1,658
Property and Equipment, Net of Accumulated
Depreciation and Amortization	2,521	2,290	1,985
Other Assets
Intangible assets, net	3,675	—	—
Other	509	160	228

	4,184	160	228

Total Assets	$25,298	$21,322	$19,318

LIABILITIES
Current Liabilities
Accounts payable—trade	$19,036	$19,308	$17,925
Collections for taxing authorities	2,278	1,962	1,339
Accrued expenses and other current liabilities	74	52	54
Due to parent	3,910	—	—

Total Current and Total Liabilities	$25,298	$21,322	$19,318

See accompanying notes to financial statements.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

STATEMENT OF INCOME AND EQUITY

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

	November 1, 2013 Through September 24, 2014	Years Ended
		October 31, 2013	October 31, 2012
Net Sales	$424,474	$457,244	$463,097
Cost of Sales	418,243	450,827	456,574

Gross Profit	6,231	6,417	6,523
Other Operating Costs and Expenses
Direct selling, general and administrative	6,084	4,145	3,654
Allocated selling, general and administrative	1,674	1,933	1,578

	7,758	6,078	5,232

Net Income (Loss)	(1,527)	339	1,291
Equity at Beginning of Year	—	—	—
Distributions deemed received from (paid to) Parent	1,527	(339)	(1,291)

Equity at End of Year	$—	$—	$—

See accompanying notes to financial statements

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

STATEMENT OF CASH FLOWS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

	November 1, 2013 Through September 24, 2014	Years Ended
		October 31, 2013	October 31, 2012
Reconciliation of Net Income (Loss) to Net Cash Provided (Required) by Operating Activities:
Net Income (Loss)	$(1,527)	$339	$1,291
Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided (Required) by Operating Activities:
Depreciation and amortization	704	517	265
Bad debt expense	1,429	125	52
(Gain) loss on disposal of property and equipment	—	(91)	45
Change in operating assets and liabilities
Accounts receivable	(1,251)	(1,331)	(1,421)
Inventories	62	(131)	(102)
Refundable fuel taxes	(94)	245	(244)
Prepaids and other	13	310	(278)
Reimaging, net	(1,365)	(598)	(415)
Accounts payable—trade	(272)	1,383	1,307
Collections for taxing authorities	316	623	(548)
Accrued expenses and other	22	(2)	(33)

Total Adjustments	(436)	1,050	(1,372)

Net Cash Provided (Required) by Operating Activities	(1,963)	1,389	(81)

Cash Flows from Investing Activities:
Net cash paid for business acquisition	(4,637)	—	—
Acquisitions of property and equipment	(833)	(829)	(1,201)
Proceeds from sales of property and equipment	34	98	33
Collections (issuance) of notes receivable, net	(349)	68	(228)

Net Cash Required by Investing Activities	(5,785)	(663)	(1,396)

Cash Flows from Financing Activities:
(Increase) decrease in due from Parent	2,311	(387)	2,768
Increase in due to Parent	3,910	—	—
Distributions deemed received from (paid to) Parent	1,527	(339)	(1,291)

Net Cash Provided (Required) by Financing Activities	7,748	(726)	1,477

Net Change in Cash	—	—	—
Cash at Beginning of Year	—	—	—

Cash at End of Year	$—	$—	$—

See accompanying notes to financial statements

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE A—BASIS OF CARVE-OUT AND NATURE OF BUSINESS

Basis of Carve-Out and Nature of Business

The accompanying financial statements reflect the carved-out retail operations of Mansfield Oil Company of Gainesville, Inc. (“Mansfield”), a wholly owned subsidiary of Mansfield Energy Corporation (“MEC” or the “Parent”); and are referred to herein as the “Retail Operations.” The accompanying carve-out financial statements of the Retail Operations have been prepared from the historical accounting records of MEC. As the Retail Operations were historically managed and financed as part of a larger group, its accounts have been adjusted to reflect charges for business functions provided by the Parent and its affiliates.

Management made numerous accounting assumptions to carve-out the financial statements of the Retail Operations from those of the Parent. The financial statements include allocations of selling, general and administrative expenses provided by the Parent. These expenses are allocated to the Retail Operations based on an estimate at the beginning of the applicable period and applied consistently throughout the applicable period unless there is a significant change in the allocation base. The allocation of such costs to the Retail Operations is based on a detailed analysis calculated by the Parent’s management based on an estimate of time spent by individual corporate and shared services departments on the Retail Operation activities relative to all other operations. Management believes the assumptions and method used to allocate selling, general and administrative expenses are reasonable. Allocated selling, general and administrative expenses include procurement, sourcing and operations support; treasury, finance and accounting-related services; sales and marketing-related services; information technology services; and legal, human resources and corporate support services.

The Retail Operations distribute motor fuel pursuant to motor fuel supply agreements concentrated in the Southeast region of the United States.

Effective at the close of business on September 24, 2014, the Retail Operations were sold to Empire Petroleum Partners, LLC.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Retail Operations are based on the accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due From/To Parent

The Parent collects cash as the Retail Operations receive it from their customers and provides cash as needed to support the operations of the Retail Operations. Consequently, the accompanying financial statements do not include any cash balances. The Parent maintains a line of credit to finance its operations.

Accounts Receivable

Accounts receivable are carried at the original invoice amount, less an estimate of doubtful receivables, based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries previously written off are recorded as income when received.

Inventories

Gasoline and fuel oil inventories are stated at the lower of cost (first-in, first-out method) or market value.

Re-imaging

The Retail Operations provide re-imaging resources to certain retail fuel outlets that have motor fuel supply agreements with the Retail Operations to improve the retail fuel outlets’ visibility and overall appearance. These re-imaging resources are capitalized and are amortized and reduced by rebates received by Mansfield from suppliers over the life of the motor fuel supply agreement or the estimated life of the resources (typically three years), whichever is less.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation and amortization are provided using both the straight-line and declining-balance methods over the estimated useful life of the property.

Intangibles

During 2014, Mansfield made various asset acquisitions with cash. Based on the retail nature of the customers being acquired and the fair values at the acquisition date, the amount of the purchase price that was allocated to the Retail Operations was approximately $4,637,000, which was comprised of approximately $826,000 in accounts receivable and approximately $3,812,000 in certain customer contracts and customer lists. The Parent has determined that these customer contracts and customer lists have useful lives of 5 years, and recorded approximately $136,000 in amortization expense for the period ending September 24, 2014.

Mansfield periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful lives of the intangibles as well as whether changes have occurred that indicate that the carrying amount of an intangible may not be recoverable based on the undiscounted future cash

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

flows of the intangible. If the carrying amounts of the intangibles are determined to not be recoverable, a write-down to fair value is recorded. Management believes that there has been no impairment of the intangibles as of September 24, 2014.

Income Taxes

MEC and its various Qualified Subchapter S Subsidiaries are taxed under the S-Corporation provisions of the Internal Revenue Code. As such, MEC is generally not liable for federal corporate income taxes on its taxable income. Instead, the stockholders will be liable for individual income taxes on MEC’s taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for federal income taxes.

MEC annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions it takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

MEC files both federal and various state income tax returns in the United States. In the normal course of business, MEC is subject to examination by the federal and state taxing authorities. In general, MEC is no longer subject to tax examinations for tax years ending before October 31, 2011.

Concentration of Credit Risk

Financial instruments that potentially subject the Retail Operations to credit risk consist principally of trade receivables. MEC extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers’ financial condition while generally requiring no collateral. Customers that have not been extended credit by MEC are required to pay invoices in advance or post deposits. MEC maintains two credit insurance policies for customers it has identified as a higher risk profile. If liquidity issues arise in the global credit and capital markets, it is at least reasonably possible that changes in risk in the near term could occur which in turn could materially affect the amounts reported in the accompanying financial statements.

Subsequent Events

Management has evaluated subsequent events through the date of this report, which is the date the financial statements were available to be issued.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment is classified as follows for the periods ending: (in thousands):

	September 24, 2014	October 31, 2013	October 31, 2012
Machinery and equipment	$10,893	$10,088	$9,487
Transportation equipment	33	33	53
Other	14	8	8

	10,940	10,129	9,548
Less accumulated depreciation	(8,419)	(7,839)	(7,563)

	$2,521	$2,290	$1,985

The Retail Operations recorded depreciation expense of approximately $568,000, $517,000 and $265,000 for the period from November 1, 2013 through September 24, 2014 and for the years ended October 31, 2013 and 2012, respectively.

NOTE D—LINE OF CREDIT

During 2014, the Parent’s financing arrangement with three banks was amended allowing the Parent and its subsidiaries the ability to borrow up to $350,000,000 subject to the availability of sufficient levels of securitized eligible receivables. The agreement expires on June 26, 2017. The outstanding borrowings subject to this credit facility are collateralized by receivables, including those of the Retail Operations. The interest rate is variable based on LIBOR and is at the market rate.

In conjunction with the agreement mentioned above, the Parent has entered an inventory line of credit agreement with the same three banks that allows for borrowings up to $50,000,000 based on eligible inventories, including those of the Retail Operations. The interest rate is variable based on LIBOR and is at the market rate.

The financing arrangements contain certain restrictive covenants, including limitations on indebtedness to affiliates. The Parent was in compliance with all restrictive covenants at September 24, 2014.

No portion of the Parent’s line of credit was specifically established to support the operations of the Retail Operations. The Retail Operations have historically provided more cash to the Parent than they have temporarily borrowed to support cash requirements of their operations. Such net transfers of cash to the Parent are reflected as if distributions were paid and charged against the Retail Operations equity accounts. Consequently, the accompanying statement of operations includes no interest income from the Parent on the net cash provided by the Retail Operations, or interest expense on temporary use of cash provided by the Parent.

MANSFIELD OIL COMPANY OF GAINESVILLE, INC.,

A SUBSIDIARY OF MANSFIELD ENERGY CORPORATION,

RETAIL OPERATIONS

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 24, 2014, OCTOBER 31, 2013 AND 2012

NOTE E—ALLOCATED SELLING, GENERAL AND ADMINISTRATIVE

Allocated selling, general and administrative expenses consist of the following for the periods ending: (in thousands):

	November 1, 2013 Through September 24, 2014	Years Ended
		October 31, 2013	October 31, 2012
Procurement, sourcing and operations support	$248	$297	$251
Treasury, finance and accounting	819	997	514
Sales and marketing	61	111	105
Information technology	142	145	232
Legal, human resource and corporate support	404	383	476

	$1,674	$1,933	$1,578

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

EMPIRE PETROLEUM PARTNERS, LP

A Delaware Limited Partnership

Dated as of

[●], 2015

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF EMPIRE PETROLEUM PARTNERS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF EMPIRE PETROLEUM PARTNERS, LP, dated as of [●], 2015, is entered into by and between EMPIRE PETROLEUM PARTNERS GP, LLC, a Delaware limited liability company, as the General Partner, and EMPIRE PETROLEUM PARTNERS, LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, stock acquisition, merger or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing, over the long term, the operating capacity or operating income of the Partnership Group from the operating capacity or operating income of the Partnership Group existing immediately prior to such transaction. For purposes of this definition, “long term” generally refers to a period of time greater than twelve months.

“Additional Book Basis” means, with respect to any Adjusted Property, the portion of the Carrying Value of such Adjusted Property that is attributable to positive adjustments made to such Carrying Value as determined in accordance with the provisions set forth below in this definition of Additional Book Basis. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event; and

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property; provided that the provisions of the immediately preceding sentence shall apply to the determination of the Additional Book Basis Derivative Items attributable to Disposed of Adjusted Property.

“Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account at the end of each taxable period of the Partnership after giving effect to the following adjustments: (a) credit to such Capital Account any amount which such Partner is (i) obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) or (ii) deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (b) debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, (a) Operating Surplus generated with respect to such period less (b) (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period and (ii) the amount of any net decrease in cash reserves (or the Partnership’s proportionate share of any net decrease in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and plus (c) (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (b)(ii) above and (iii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of “Operating Surplus.”

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or Section 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning given such term in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate in the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such property or asset at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Empire Petroleum Partners, LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of:

(i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter; and

(ii) if the General Partner so determines, all or any portion of additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) (i) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter or (ii) available to be borrowed as Working Capital Borrowings as of the date of determination of Available Cash with respect to such Quarter; less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to:

(i) provide for the proper conduct of the business of the Partnership Group (including cash reserves for future capital expenditures, future acquisitions and anticipated future debt service requirements of the Partnership Group) subsequent to such Quarter;

(ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

(iii) provide funds for distributions under Section 6.4 or Section 6.5 in respect of any one or more of the next four Quarters;

provided, however, that the General Partner may not establish cash reserves pursuant to subclause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the General Partner, its board of directors or board of managers if the General Partner is a corporation or limited liability company, or the board of directors or board of managers of the general partner of the General Partner if the General Partner is a limited partnership, as applicable.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means a Revaluation Event that gives rise to a Net Termination Loss.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means a Revaluation Event that gives rise to a Net Termination Gain.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the States of New York, Delaware or Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means (a) any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) current distributions that a Partner is entitled to receive but otherwise waives.

“Capital Improvement” means (a) the construction of new capital assets by a Group Member, (b) the replacement, improvement or expansion of existing capital assets by a Group Member or (c) a capital contribution by a Group Member to a Person that is not a Subsidiary in which a Group Member has, or after such capital contribution will have, directly or indirectly, an equity interest, to fund such Group Member’s pro rata share of the cost of the construction of new, or the replacement, improvement or expansion of existing, capital assets by such Person, in each case if and to the extent such construction, replacement, improvement or expansion is made to increase, over the long term, the operating capacity or operating income of the Partnership Group, in the case of clause (a) and clause (b), or such Person, in the case of clause (c), from the operating capacity or operating income of the Partnership Group or such Person, as the case may be, existing immediately prior to such construction, replacement, improvement, expansion or capital contribution. For purposes of this definition, “long term” generally refers to a period of time greater than twelve months.

“Capital Surplus” means Available Cash distributed by the Partnership in excess of Operating Surplus, as described in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or an Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided, however, that the Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.5(d) to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable to the Partnership or any Limited Partner for intentional fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate, in such form (including in global form if permitted by applicable rules and regulations of The Depository Trust Company or its successors and assigns) as may be adopted by the General Partner, issued by the Partnership and evidencing ownership of one or more classes of Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” has the meaning given such term in Section 4.9(a)(ii).

“claim” or “claims” (for purposes of Section 7.12(g)) has the meaning given such term in Section 7.12(g).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the provisions of the IPO Underwriting Agreement.

“Closing Price” for any day, with respect to Limited Partner Interests of a particular class, means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the last closing bid and ask prices on such day, regular way, in either case as reported on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange, the average of the high bid and low ask prices on such day in the over-the-counter market, as reported by such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and ask prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning given such term in Section 11.3(a).

“Commences Commercial Service” means the date upon which a Capital Improvement is first put into or commences commercial service by a Group Member following completion of construction, replacement, improvement or expansion and testing, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer, director or employee of any Affiliate of the General Partner (other than Group Members), (c) is not a holder of any ownership interest in the General Partner or its Affiliates, including any Group Member (excluding (i) Common Units and (ii) awards that are granted to such director in his or her capacity as a director under any long-term incentive plan, equity compensation plan or similar plan implemented by the General Partner or the Partnership), unless the Board of Directors determines in good faith that such ownership interest would not be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, and (d) is determined by the Board of Directors to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading (or if no such National Securities Exchange, the New York Stock Exchange).

“Construction Debt” means debt incurred to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on other Construction Debt or (c) distributions (including incremental Incentive Distributions) on Construction Equity.

“Construction Equity” means equity issued to fund (a) all or a portion of a Capital Improvement, (b) interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt or (c) distributions (including incremental Incentive Distributions) on other Construction Equity. Construction Equity does not include equity issued in the Initial Public Offering.

“Construction Period” means the period beginning on the date that a Group Member enters into a binding obligation to commence a Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service and the date that the Group Member abandons or disposes of such Capital Improvement.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property or other asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance, Assignment and Assumption Agreement, dated as of [●], 2015, by and among Empire, the General Partner, the Partnership, the Operating Company, Empire Petroleum Fuel Distribution, LLC, Quik-Way Retail Associates II, Ltd., EPP - Atlas Acquisition, LLC, EPP - Besche Acquisition, LLC, Empire Petroleum Services, LLC, EPP - Texas Acquisition, LLC, EPP Leasing I, LLC, EPP Leasing - 1550 Lilburn Stone Mountain, LLC, EPP - RW Acquisition, LLC, Sunoco North Carolina Acquisition II, LLC, and Quick-Way Operating, LLC together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, as of any date for any class of Limited Partner Interests, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance” has the meaning given such term in Section 5.3(c).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Derivative Partnership Interests” means any options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative securities relating to, convertible into or exchangeable for Partnership Interests.

“Disposed of Adjusted Property” has the meaning given such term in Section 6.1(d)(xii)(B).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” has the meaning given such term in Section 4.9(b).

“Eligible Holder” means a Limited Partner whose, or whose owners’ (a) U.S. federal income tax status or lack of proof of U.S. federal income tax status does not have and is not reasonably likely to have, as determined by the General Partner, the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status does not create and is not reasonably likely to create, as determined by the General Partner, a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

“Empire” means Empire Petroleum Partners, LLC, a Delaware limited liability company.

“Estimated Incremental Quarterly Tax Amount” has the meaning given such term in Section 6.9.

“Event Issue Value” means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units, or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

“Event of Withdrawal” has the meaning given such term in Section 11.1(a).

“Excess Additional Book Basis” has the meaning given such term in the definition of “Additional Book Basis Derivative Items.”

“Excess Distribution” has the meaning given such term in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” has the meaning given such term in Section 6.1(d)(iii)(A).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

“Final Subordinated Units” has the meaning given such term in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” has the meaning given such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $[        ] per Unit per Quarter (or, with respect to the Initial Period, it means the product of $[        ] multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Empire Petroleum Partners GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case, as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, cap, floor, collar, option or other similar agreement or arrangement entered into for the purpose of reducing the exposure of a Group Member to fluctuations in, for example, interest rates, the price of commodities, basis differentials or currency exchange rates in their operations or financing activities and not for speculative purposes.

“Holder” means any of the following:

(a) the General Partner who is the Record Holder of Registrable Securities;

(b) any Affiliate of the General Partner who is the Record Holder of Registrable Securities (other than natural persons who are Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates);

(c) any Person who has been the General Partner within the prior two years and who is the Record Holder of Registrable Securities;

(d) any Person who has been an Affiliate of the General Partner within the prior two years and who is the Record Holder of Registrable Securities (other than natural persons who were Affiliates of the General Partner by virtue of being officers, directors or employees of the General Partner or any of its Affiliates); and

(e) a transferee and current Record Holder of Registrable Securities to whom the transferor of such Registrable Securities, who was a Holder at the time of such transfer, assigns its rights and obligations under this Agreement; provided, such transferee agrees in writing to be bound by the terms of this Agreement and provides its name and address to the Partnership promptly upon such transfer.

“IDR Reset Common Units” has the meaning given such term in Section 5.11(a).

“IDR Reset Election” has the meaning given such term in Section 5.11(a).

“Incentive Distribution Right” means a Limited Partner Interest having the rights and obligations specified with respect to Incentive Distribution Rights in this Agreement (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest).

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and Sections 6.4(b)(iii), (iv) and (v).

“Incremental Income Taxes” has the meaning given such term in Section 6.9.

“Indemnified Persons” has the meaning given such term in Section 7.12(g)(i).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of (i) any Group Member, the General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, the General Partner

or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a manager, managing member, general partner, director, officer, fiduciary or trustee of another Person owing a fiduciary duty to any Group Member; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s status, service or relationship exposes such Person to potential claims, demands, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” has the meaning given such term in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Public Offering.

“Initial Limited Partners” means Empire (with respect to its Limited Partner Interest as the Organizational Limited Partner and the Common Units and Subordinated Units received by it pursuant to Section 5.3(a)), the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2) and the IPO Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.3(b) in connection with the Initial Public Offering.

“Initial Period” means the portion of the fiscal quarter commencing on the Closing Date and ending on [●], 2015.

“Initial Public Offering” means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Option to Purchase Additional Units), as described in the IPO Prospectus.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Common Units were first offered to the public for sale as set forth on the cover page of the IPO Prospectus or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account or for a deferred purchase price in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) issuances of equity interests of any Group Member (including the Common Units sold to the IPO Underwriters in the Initial Public Offering) to anyone other than the Partnership Group; (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; and (d) capital contributions received by a Group Member.

“IPO Prospectus” means the final prospectus relating to the Initial Public Offering dated [●], 2015 and filed by the Partnership with the Commission pursuant to Rule 424 of the Securities Act on [●], 2015.

“IPO Registration Statement” means the Registration Statement on Form S-1 (File No. 333-204081), as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

“IPO Underwriter” means each Person named as an underwriter in [Exhibit A] to the IPO Underwriting Agreement who purchases Common Units pursuant thereto.

“IPO Underwriting Agreement” means that certain Underwriting Agreement dated as of [●], 2015 among the IPO Underwriters, Empire, the General Partner and the Partnership, providing for the purchase of Common Units by the IPO Underwriters.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“lower tier partnership” has the meaning given such term in Section 6.1(d)(xii)(D).

“Maintenance Capital Expenditures” means cash expenditures by a Group Member made to maintain, over the long term, the operating capacity or operating income of the Partnership Group. For purposes of this definition, “long term” generally refers to a period of time greater than twelve months.

“Merger Agreement” has the meaning given such term in Section 14.1.

“Minimum Quarterly Distribution” means $[        ] per Unit per Quarter (or, with respect to the Initial Period, it means the product of $[        ] multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

“Net Agreed Value” means (a) in the case of any Contributed Property, the Agreed Value of such property or other asset reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property or other asset is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event; provided, however, that the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, (a) the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are recognized by the Partnership (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) the excess, if any, of the aggregate amount of Unrealized Loss over the aggregate amount of Unrealized Gain deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event; provided, however, that the items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Noncompensatory Option” has the meaning set forth in Treasury Regulation Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice” means a written request from a Holder pursuant to Section 7.12 which shall (a) specify the Registrable Securities intended to be registered, offered and sold by such Holder, (b) describe the nature or method of the proposed offer and sale of Registrable Securities and (c) contain the undertaking of such Holder to provide all such information and materials and take all action as may be required or appropriate in order to permit the Partnership to comply with all applicable requirements and obligations in connection with the registration and disposition of such Registrable Securities pursuant to Section 7.12.

“Notice of Election to Purchase” has the meaning given such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of [●], 2015, among Empire, the General Partner, the Partnership and the Operating Company, as such agreement may be amended, supplemented or restated from time to time.

“Operating Company” means Empire Petroleum Operating, LLC, a Delaware limited liability company, and any successors thereto.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans or (v) any other expenditures or payments using the proceeds of the Initial Public Offering as described under “Use of Proceeds” in the IPO Prospectus; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $[●] million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Option to Purchase Additional Units.

“Option to Purchase Additional Units” means the option to purchase additional Common Units granted to the IPO Underwriters by the Partnership pursuant to the IPO Underwriting Agreement.

“Organizational Limited Partner” means Empire in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding in the Partnership Register as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i), provided, that, upon or prior to such acquisition, the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Empire Petroleum Partners, LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any equity interest, including any class or series of equity interest, in the Partnership, which shall include any Limited Partner Interests and the General Partner Interest but shall exclude any Derivative Partnership Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Partnership Register” means a register maintained on behalf of the Partnership by the General Partner, or, if the General Partner so determines, by the Transfer Agent as part of the Transfer Agent’s books and transfer records, with respect to each class of Partnership Interests in which all Record Holders and transfers of such class of Partnership Interests are registered or otherwise recorded.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means, as of any date of determination, (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage calculated in accordance with the method established as a part of such issuance. The Percentage Interest with respect to both (x) an Incentive Distribution Right and (y) the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning given such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests, (c) when used with respect to holders of Incentive Distribution Rights, apportioned among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder and (d) when used with respect to Holders who have requested to include Registrable Securities in a Registration Statement pursuant to Section 7.12(a) or Section 7.12(b), apportioned among all such Holders in accordance with the relative number of Registrable Securities held by each such holder and included in the Notice relating to such request.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” has the meaning given such term in Section 4.9(a)(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to receive notice of, or entitled to exercise rights in respect of, any lawful action of Limited Partners (including voting) or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered in the records of the Transfer Agent and in the Partnership Register as of the Partnership’s close of business on a particular Business Day or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered in the Partnership Register that the General Partner has caused to be kept as of the Partnership’s close of business on a particular Business Day.
“Redeemable Interests” means any Limited Partner Interests subject to redemption pursuant to amendments adopted by the General Partner pursuant to Section 4.9.

“Registrable Security” means any Partnership Interest other than the General Partner Interest; provided, however, that any Registrable Security shall cease to be a Registrable Security: (a) at the time a Registration Statement covering such Registrable Security is declared effective by the Commission, or otherwise becomes effective under the Securities Act, and such Registrable Security has been sold or disposed of pursuant to such Registration Statement; (b) at the time such Registrable Security may be disposed of pursuant to Rule 144 (or any successor or similar rule or regulation under the Securities Act); (c) when such Registrable Security is held by a Group Member and (d) at the time such Registrable Security has been sold in a private transaction in which the transferor’s rights under Section 7.12 of this Agreement have not been assigned to the transferee of such securities.

“Registration Statement” has the meaning given such term in Section 7.12(a) of this Agreement.

“Remaining Net Positive Adjustments” means, as of the end of any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, and (b) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” has the meaning given such term in Section 5.11(e).

“Reset Notice” has the meaning given such term in Section 5.11(b).

“Retained Converted Subordinated Unit” has the meaning given such term in Section 5.5(c)(ii).

“Revaluation Event” means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d)(ii).

“Second Liquidation Target Amount” has the meaning given such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $[        ] per Unit per Quarter (or, with respect to the Initial Period, it means the product of $[        ] multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subordinated Unit” means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending [●], 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum

Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages.

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending [●], 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning given such term in Section 14.2(b)(ii).

“Target Distributions” means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Tax Matters Partner” has the meaning given such term in Section 9.3.

“Third Target Distribution” means $[            ] per Unit per Quarter (or, with respect to the Initial Period, it means the product of $[            ] multiplied by a fraction, the numerator of which is the number of days in the Initial Period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

“Transaction Documents” has the meaning given such term in Section 7.1(b).

“transfer” has the meaning given such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); provided, however, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

“Treasury Regulation” means the United States Treasury regulations promulgated under the Code.

“Underwritten Offering” means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a “bought deal” with one or more investment banks and (c) an “at-the-market” offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

“Unit” means a Partnership Interest that is designated by the General Partner as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a separate class, and at least a majority of the Outstanding Subordinated Units, voting as a separate class, and (ii) after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unitholders” means the Record Holders of Units.

“Unpaid MQD” has the meaning given such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement from time to time.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning given such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings incurred pursuant to a credit facility, commercial paper facility or similar financing arrangement that are used solely for working capital purposes or to pay distributions to the Partners; provided that when such borrowings are incurred it is the intent of the borrower to repay such borrowings within twelve months from the date of such borrowings other than from additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation” and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. To the fullest extent permitted by law, any construction or interpretation of this Agreement by the General Partner, any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders, Partners and each other Person or Group who acquires an interest in a Partnership Interest and all other Persons subject to this Agreement for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Empire Petroleum Partners, LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2 Name. The name of the Partnership shall be “Empire Petroleum Partners, LP”. Subject to applicable law, the Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP,” “L.P.” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 8350 North Central Expressway, Suite M2185, Dallas, Texas 75206, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 8350 North Central Expressway, Suite M2185, Dallas, Texas 75206, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity and (b) do anything necessary or appropriate in furtherance of the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve the conduct by the Partnership of any business and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve the conduct by the Partnership of any business shall be permitted to do so in its sole and absolute discretion.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more Affiliates of the General Partner or one or more nominees of the General Partner or its Affiliates shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be deemed to be participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain from the General Partner either (A) the Partnership’s most recent filings with the Commission on Form 10-K and any subsequent filings on Form 10-Q or Form 8-K or (B) if the Partnership is no longer subject to the reporting requirements of the Exchange Act, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act (or any successor rule or regulation under the Securities Act); provided, that the foregoing materials shall be deemed to be available to a Limited Partner in satisfaction of the requirements of this Section 3.3(a)(i) if posted on or accessible through the Partnership’s or the Commission’s website;

(ii) to obtain a current list of the name and last known business, residence or mailing address of each Partner; and

(iii) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto.

(b) To the fullest extent permitted by law, the rights to information granted the Limited Partners pursuant to Section 3.3(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act, and each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Limited Partners, interest holders or otherwise to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.3(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.3).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Limited Partners, each other Person or Group who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person or Group.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP

INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Record Holders of Partnership Interests and, where appropriate, Derivative Partnership Interests, shall be recorded in the Partnership Register and ownership of such interests shall be evidenced by a physical certificate or book entry notation in the Partnership Register. Notwithstanding anything to the contrary in this Agreement, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests and Derivative Partnership Interests, Partnership Interests and Derivative Partnership Interests shall not be evidenced by physical certificates. Certificates, if any, shall be executed on behalf of the Partnership by the Chief Executive Officer, Chief Financial Officer or the Secretary or other authorized officer of the General Partner, and shall bear the legend set forth in Section 4.8(f). The signatures of such officers upon a Certificate may, to the extent permitted by law, be facsimiles. In case any officer who has signed or whose signature has been placed upon such Certificate shall have ceased to be such officer before such Certificate is issued, it may be issued by the Partnership with the same effect as if he or she were such officer at the date of its issuance. If a Transfer Agent has been appointed for a class of Partnership Interests or Derivative Partnership Interests, no Certificate for such class of Partnership Interests or Derivative Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, if the General Partner elects to cause the Partnership to issue Partnership Interests or Derivative Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests or Derivative Partnership Interests, as the case may be, have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b) and Section 6.7(c), if Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7, the Record Holders of such Subordinated Units (a) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing the Common Units into which such Record Holder’s Subordinated Units converted or (b) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing the Common Units into which such Record Holders’ Subordinated Units converted. With respect to any Partnership Interests or Derivative Partnership Interests that are represented by physical certificates, the General Partner may determine that such Partnership Interests or Derivative Partnership Interests will no longer be represented by physical certificates and may, upon written notice to the holders of such Partnership Interests and subject to applicable law, take whatever actions it deems necessary or appropriate to cause such Partnership Interests to be registered in book entry or global form and may cause such physical certificates to be cancelled or deemed cancelled.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests or Derivative Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Limited Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, to the fullest extent permitted by law, such Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders.

The names and addresses of Unitholders as they appear in the Partnership Register shall be the official list of Record Holders of the Partnership Interests for all purposes. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person or Group, regardless of whether the Partnership or the General Partner shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person or Group in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Person on the other hand, such representative Person shall be the Limited Partner with respect to such Partnership Interest upon becoming the Record Holder in accordance with Section 10.1(b) and have the rights and obligations of a Limited Partner hereunder as and to the extent provided herein, including Section 10.1(c).

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns all or any part of its General Partner Interest to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns all or a part of such Limited Partner Interest to another Person who is or becomes a Limited Partner as a result thereof, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void, and the Partnership shall have no obligation to effect any such transfer or purported transfer.

(c) Nothing contained in this Agreement shall be construed to prevent or limit a disposition by any stockholder, member, partner or other owner of the General Partner or any Limited Partner of any or all of such

Person’s shares of stock, membership interests, partnership interests or other ownership interests in the General Partner or such Limited Partner and the term “transfer” shall not include any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall maintain, or cause to be maintained by the Transfer Agent in whole or in part, the Partnership Register on behalf of the Partnership.

(b) The General Partner shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are duly endorsed and surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of this Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered. Upon the proper surrender of a Certificate, such transfer shall be recorded in the Partnership Register.

(c) Upon the receipt by the General Partner of a duly endorsed certificate or, in the case of uncertificated Limited Partner Interests for which a Transfer Agent has been appointed, the Transfer Agent of proper transfer instructions from the Record Holder of uncertificated Limited Partner Interests, such transfer shall be recorded in the Partnership Register.

(d) By acceptance of any Limited Partner Interests pursuant to a transfer in accordance with this Article IV, each transferee of a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the Partnership Register and such Person becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) The General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person.

Section 4.8 Restrictions on Transfers.

(a) Except as provided in Section 4.8(e), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed). The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed) or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall be subject to the restrictions imposed by Section 6.8(b) and Section 6.8(c).

(d) The transfer of a Subordinated Unit or a Common Unit resulting from the conversion of a Subordinated Unit shall be subject to the restrictions imposed by Section 6.7(b) and Section 6.7(c).

(e) Except for Section 4.9, nothing in this Agreement shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(f) Each certificate or book entry evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF EMPIRE PETROLEUM PARTNERS, LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF EMPIRE PETROLEUM PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE EMPIRE PETROLEUM PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF EMPIRE PETROLEUM PARTNERS, LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF EMPIRE PETROLEUM PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN EMPIRE PETROLEUM PARTNERS, LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners or their beneficial owners has or is reasonably likely to have a material adverse effect on the maximum applicable rates that can be charged to customers by any Group Member (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of one or more Limited Partners or their beneficial owners (a “Citizenship Eligibility Trigger”);

then, the General Partner, in its sole and absolute discretion and without the approval of any Limited Partner, may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (A) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of such Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or appropriate to reduce the risk of the occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (B) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of such Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or appropriate to eliminate or mitigate the risk of cancellation or forfeiture of any properties or interests therein of a Group Member.

(b) Amendments adopted pursuant to this Section 4.9 may include provisions requiring all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as Limited Partners (any such required certificate, an “Eligibility Certificate”).

(c) Amendments adopted pursuant to this Section 4.9 may provide that (i) any Limited Partner who fails to furnish to the General Partner, within a reasonable period, requested proof of its (and its beneficial owners’) status as an Eligible Holder or (ii) if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its beneficial owner) is not an Eligible Holder (an “Ineligible Holder”), the Limited Partner Interests owned by such Limited Partner shall be subject to redemption. In addition, the General Partner shall be substituted and treated as the owner of all Limited Partner Interests owned by an Ineligible Holder.

(d) If the General Partner adopts amendments pursuant to this Section 4.9 providing for the redemption of Limited Partner Interests, the aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(e) The General Partner shall, in exercising, or abstaining from exercising, voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes or abstentions in the same manner and in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are distributed, either casting votes for or against or abstaining as to the matter.

(f) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of its Limited Partner Interests (representing the right to receive its share of such distribution in kind).

(g) At any time after an Ineligible Holder can and does certify that it has become an Eligible Holder, such Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder, and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Limited Partner Interests.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 for a 100% Limited Partner Interest in the Partnership and was admitted as a Limited Partner of the Partnership. As of the Closing Date, and effective simultaneously with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner shall be redeemed as provided in the

Contribution Agreement and the initial Capital Contribution of the Organizational Limited Partner shall be refunded. Any interest or other profit that may have resulted from the investment or other use of such initial Capital Contribution shall be allocated and distributed to the Organizational Limited Partner.

Section 5.2 Issuance to the General Partner. On the Closing Date and pursuant to the Contribution Agreement, the Partnership shall issue the Incentive Distribution Rights to the General Partner.

Section 5.3 Contributions by Limited Partners.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement, Empire contributed to the Partnership, as a Capital Contribution, all of the outstanding limited liability company interests of the Operating Company, in exchange for (i) [●] Common Units, (ii) [●] Subordinated Units and (iii) the right to receive a cash distribution from the Partnership as set forth in the Contribution Agreement.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Option to Purchase Additional Units, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Option to Purchase Additional Units that are not purchased by the IPO Underwriters pursuant to the Option to Purchase Additional Units, if any (the “Deferred Issuance”), will be issued to Empire at the expiration of the Option to Purchase Additional Units period for no additional consideration, all as set forth in the IPO Underwriting Agreement.

(d) Except for the Capital Contributions made or to be made pursuant to Section 5.3(a) through Section 5.3(c) and for Capital Contributions required to be made by or on behalf of a Person acquiring Partnership Interests or Derivative Partnership Interests in connection with future issuances in accordance with Section 5.6, no Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). The initial Capital Account balance attributable to the Common Units and Subordinated Units issued to Empire pursuant to Section 5.3(a) and, to the extent applicable, Section 5.3(c) shall equal the respective Net Agreed Value of the Capital Contributions specified in Section 5.3(a) or Section 5.3(c), as applicable, which shall be deemed to equal the product of the number of Common Units and Subordinated Units issued to Empire pursuant to Section 5.3(a) or Section 5.3(c), as applicable, and the Initial Unit Price for each such Common Unit and Subordinated Unit (and the initial Capital Account balance attributable to each such Common Unit and Subordinated Unit shall equal its Initial Unit Price). The initial Capital Account balance attributable to the Common Units issued to the IPO Underwriters pursuant to Section 5.3(b) and, to the extent applicable, Section 5.3(c) shall equal the product of the number of Common Units so issued to the IPO Underwriters and the Initial Unit Price for each Common Unit (and the initial Capital Account balance attributable to each such Common Unit shall equal its Initial Unit Price). The initial Capital Account attributable to the Incentive Distribution Rights shall be zero. Thereafter, the Capital Account shall in respect of each such Partnership Interest be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose); provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership or disregarded entity for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership or disregarded entity for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss and deduction shall be made, except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Partnership. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) In the event the Carrying Value of Partnership property is adjusted pursuant to Section 5.5(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain, and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(v) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(vi) An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are not deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).

(vii) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(viii) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) Except as otherwise provided in this Section 5.5(c), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(b), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any converted Subordinated Units (“Retained Converted Subordinated Units”) or Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(iii) Subject to Section 6.8(b), immediately prior to the transfer of an IDR Reset Common Unit by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(iii) apply), the Capital Account maintained for such Person with respect to its IDR Reset Common Units will (A) first, be allocated to the IDR Reset Common Units to be transferred in an amount equal to the product of (x) the number of such IDR Reset Common Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any IDR Reset Common Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained IDR Reset Common Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred IDR Reset Common Units will have a balance equal to the amount allocated under clause (A) above.

(d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of a Noncompensatory Option, the issuance of Partnership Interests as consideration for the provision of services, the issuance of IDR Reset Common Units pursuant to Section 5.11, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of each Partner and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of the issuance of a Partnership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Partnership capital represented by such Partnership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Partnership property immediately after the issuance of such Partnership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property and the Capital Accounts of the Partners shall be adjusted in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); provided further, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, in the event of an issuance of a Noncompensatory Option to acquire a de minimis Partnership Interest, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. If, upon the occurrence of a Revaluation Event described in this Section 5.5(d), a Noncompensatory Option of the Partnership is outstanding, the Partnership shall adjust the Carrying Value of each Partnership property in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests (or, in the case of a Revaluation Event resulting from the exercise of a Noncompensatory Option, immediately after the issuance of the Partnership Interest acquired pursuant to the exercise of such Noncompensatory Option if required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(1)) shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may first determine an aggregate value for the assets of the Partnership that takes into account the current trading price of the Common Units, the fair market value of all other Partnership Interests at such time, and the amount of Partnership Liabilities. The General Partner may allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate). Absent a contrary determination by the General Partner, the aggregate fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(ii) In accordance with Treasury Regulation Section 1.704- 1(b)(2)(iv)(f), immediately prior to any distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1(c) and Section 6.1(d) in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6 Issuances of Additional Partnership Interests and Derivative Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and Derivative Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest; (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by Certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Partnership Interests pursuant to this Section 5.6, including Common Units issued in connection with the Deferred Issuance, (ii) the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting admission of such additional Limited Partners in the Partnership Register as the Record Holders of such Limited Partner Interests and (v) all additional issuances of Partnership Interests and Derivative Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests or Derivative Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or Derivative Partnership Interests or in connection with the conversion of the Combined Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) All of the Subordinated Units shall convert into Common Units on a one-for-one basis on the expiration of the Subordination Period.

(b) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7.

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 and in Section 5.2 and Section 5.11 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. Other than with respect to the issuance of Partnership Interests in connection with the Initial Public Offering, the General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9 Splits and Combinations.

(a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period) are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice (or such shorter periods as required by applicable law). The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit, with fractional Units equal to or greater than a 0.5 Unit being rounded to the next higher Unit.

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-303(a), 17-607 or 17-804 of the Delaware Act.

Section 5.11 Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of the aggregate cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority in interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior written concurrence of the General Partner that the conditions described in the immediately preceding sentence have been satisfied. The making of the IDR Reset Election in the manner specified in this Section 5.11 shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units on the basis specified above, without any further approval required by the General Partner or the Unitholders other than as set forth in this Section 5.11(a), at the time specified in Section 5.11(c) unless the IDR Reset Election is rescinded pursuant to Section 5.11(d).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the Aggregate Quantity of IDR Reset Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Partnership of the Reset Notice; provided, however, that the issuance of IDR Reset Common Units to the holder or holders of the Incentive Distribution Rights shall not occur prior to the approval of the listing or admission for trading of such IDR Reset Common Units by the principal National Securities Exchange upon which the Common Units are then listed or admitted for trading if any such approval is required pursuant to the rules and regulations of such National Securities Exchange.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the IDR Reset Common Units to be issued pursuant to this Section 5.11 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution and the Target Distributions shall be adjusted at the time of the issuance of IDR Reset Common Units or other Partnership Interests pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

(f) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights will (i) first, be allocated to IDR Reset Common Units in an amount equal to the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit, and (ii) second, as to any remaining balance in such

Capital Account, be retained by the holder of the Incentive Distribution Rights. If there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (i) of this Section 5.11(f), the IDR Reset Common Units shall be subject to Sections 6.1(d)(x)(B) and (C).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the Unitholders to which Net Loss has been allocated pursuant to the proviso provision of Section 6.1(b), in proportion to the allocations of Net Loss pursuant to the proviso provision of Section 6.1(b), until the aggregate amount of Net Income allocated pursuant to this Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate amount of Net Loss allocated pursuant to the proviso provision of Section 6.1(b) for all previous taxable periods; and

(ii) Thereafter, to the Unitholders, Pro Rata.

(b) Net Loss. After giving effect to the special allocations set forth in Section 6.1(d), Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, to the Unitholders, Pro Rata; provided, however, that Net Losses shall not be allocated pursuant to this Section 6.1(b) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account) and such Net Loss shall instead be allocated to the Unitholders with positive Adjusted Capital Account balances in proportion to such positive balances; and

(ii) Second, the balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv) and subject to the provisions set forth in the last sentence of this Section 6.1(c)(i), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated in the following order and priority:

(A) First, to each Unitholder having a deficit balance in its Adjusted Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Adjusted Capital Accounts of all Unitholders, until each such Unitholder has been allocated Net Termination Gain equal to any such deficit balance in its Adjusted Capital Account;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit into a Common Unit, to all Unitholders holding Subordinated Units, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D) Fourth, to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) for such period (the sum of subclauses (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) for such period (the sum of subclauses (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”);

(F) Sixth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter after the Closing Date or the date of the most recent IDR Reset Election, if any, over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Section 6.4(a)(vi) and Section 6.4(b)(iv) for such period; and

(G) Finally, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata.

Notwithstanding the foregoing provisions in this Section 6.1(c)(i), the General Partner may adjust the amount of any Net Termination Gain arising in connection with a Revaluation Event that is allocated to the holders of Incentive Distribution Rights in a manner that will result (i) in the Capital Account for each Common Unit that is Outstanding prior to such Revaluation Event being equal to the Event Issue Value and (ii) to the greatest extent possible, the Capital Account with respect to the Incentive Distribution Rights that are Outstanding prior to such Revaluation Event being equal to the amount of Net Termination Gain that would be allocated to the holders of the Incentive Distribution Rights pursuant to this Section 6.1(c)(i) if the Capital Accounts with respect to all Partnership Interests that were Outstanding immediately prior to such Revaluation Event and the Carrying Value of each Partnership property were equal to zero.

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if Subordinated Units remain Outstanding, to all Unitholders holding Subordinated Units, Pro Rata, until the Adjusted Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, to all Unitholders holding Common Units, Pro Rata, until the Adjusted Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C) Third, the balance, if any, 100% to the General Partner.

(iii) Net Termination Loss deemed recognized pursuant to clause (b) of the definition of Net Termination Loss as a result of a Revaluation Event prior to the conversion of the last Outstanding Subordinated Unit and prior to the Liquidation Date shall be allocated:

(A) First, to the Unitholders, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding equals the Event Issue Value; provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account);

(B) Second, to all Unitholders holding Subordinated Units, Pro Rata; provided, however, that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(B) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(C) Third, the balance, if any, to the General Partner.

(iv) If (A) a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), (B) a Net Termination Gain or Net Termination Loss subsequently occurs (other than as a result of a Revaluation Event) prior to the conversion of the last Outstanding Subordinated Unit, and (C) after tentatively making all allocations of such Net Termination Gain or Net Termination Loss provided for in Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction included in such Net Termination Gain or Net Termination Loss, as applicable, shall be specially allocated to all Unitholders in a manner that will, to the maximum extent possible, cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period in the following order:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) and other than an allocation pursuant to Section 6.1(d)(i), Section 6.1(d)(vi) and Section 6.1(d)(vii) with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit for a taxable period exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit within the same taxable period (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that satisfies such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated as determined by the General Partner in accordance with any permissible method under Treasury Regulation Section 1.752-3(a)(3).

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (1) the number of Final Subordinated Units held by such Partner and (2) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (1) the Aggregate Quantity of IDR Reset Common Units and (2) the Per Unit Capital Amount for an Initial Common Unit.

(C) With respect to any taxable period during which an IDR Reset Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(D) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (1) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (2) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (3) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(D) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) of the second sentence of this Section 6.1(d)(xi)(A) to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii) Corrective and Other Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) The General Partner shall allocate Additional Book Basis Derivative Items consisting of depreciation, amortization, depletion or any other form of cost recovery (other than Additional Book Basis Derivative Items included in Net Termination Gain or Net Termination Loss) with respect to any Adjusted Property to the Unitholders, Pro Rata, and the holders of Incentive Distribution Rights, all in the same proportion as the Net Termination Gain or Net Termination Loss resulting from the Revaluation Event that gave rise to such Additional Book Basis Derivative Items was allocated to them pursuant to Section 6.1(c).

(B) If a sale or other taxable disposition of an Adjusted Property, including, for this purpose, inventory (“Disposed of Adjusted Property”) occurs other than in connection with an event giving rise to Net Termination Gain or Net Termination Loss, the General Partner shall allocate (1) items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items with respect to the Disposed of Adjusted Property (determined in accordance with the last sentence of the definition of Additional Book Basis Derivative Items) treated as having been allocated to the Unitholders pursuant to this Section 6.1(d)(xii)(B) exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. For purposes of this Section 6.1(d)(xii)(B), the Unitholders shall be treated as having been allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) Net Termination Loss in an amount equal to the lesser of (1) such Net Termination Loss and (2) the Aggregate Remaining Net Positive Adjustments shall be allocated in such a manner, as determined by the General Partner, that to the extent possible, the Capital Account balances of the Partners will equal the amount they would have been had no prior Book-Up Events occurred, and any remaining Net Termination Loss shall be allocated pursuant to Section 6.1(c) hereof. In allocating Net Termination Loss pursuant to this Section 6.1(d)(xii)(C), the General Partner shall attempt, to the extent possible, to cause the Capital Accounts of the Unitholders, on the one hand, and holders of the Incentive Distribution Rights, on the other hand, to equal the amount they would equal if (i) the Carrying Values of the Partnership’s property had not been previously adjusted in connection with any prior Book-Up Events, (ii) Unrealized Gain and Unrealized Loss (or, in the case of a liquidation, actual gain or loss) with respect to such Partnership Property were determined with respect to such unadjusted Carrying Values, and (iii) any resulting Net Termination Gain had been allocated pursuant to Section 6.1(c)(i) (including, for the avoidance of doubt, taking into account the provisions set forth in the last sentence of Section 6.1(c)(i)).

(D) In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A) through (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to Conversion of the Last Outstanding Subordinated Unit. Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if (A) the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit and (B) after having made all other allocations provided for in this Section 6.1 for the taxable period in which the Liquidation Date occurs, the Capital Account in respect of each Common Unit does not equal the amount such Capital Account would have been if Section 6.1(c)(iii) and Section 6.1(c)(iv) had not been part of this Agreement and all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable, then items of income, gain, loss and deduction for such taxable period shall be reallocated among all Unitholders in a manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable. For the avoidance of doubt, the reallocation of items set forth in the immediately preceding sentence provides that, to the extent necessary to achieve the Capital Account balances described above, (x) items of income and gain that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs, shall be reallocated from Unitholders holding Subordinated Units to Unitholders holding Common Units and (y) items of deduction and loss that would otherwise be included in Net Income or Net Loss, as the case may be, for the taxable period in which the Liquidation Date occurs shall be reallocated from Unitholders holding Common Units to Unitholders holding Subordinated Units. In the event that (i) the Liquidation Date occurs on or before the date (not including any extension of time prescribed by law) for the filing of the Partnership’s federal income tax return for the taxable period immediately prior to the taxable period in which the Liquidation Date occurs and (ii) the reallocation of items for the taxable period in which the Liquidation Date occurs as set forth above in this Section 6.1(d)(xiii) fails to achieve the Capital Account balances described above, items of income, gain, loss and deduction that would otherwise be included in the Net Income or Net Loss, as the case may be, for such prior taxable period shall be reallocated among all Unitholders in a manner that will, to the maximum extent possible and after taking into account all other allocations made pursuant to this Section 6.1(d)(xiii), cause the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined to be appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(D)); provided, however, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, that such items for the period beginning on the Closing Date and ending on the last day of the month in which the last Option Closing Date or the expiration of the Option to Purchase Additional Units occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 60 days following the end of each Quarter commencing with the Quarter ending on [●], 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Option to Purchase Additional Units or the Deferred Issuance. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of

Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distributions of Available Cash from Operating Surplus.

(a) During the Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.6(b):

(i) First, to the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to the Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata;

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b) After the Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or Section 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests issued pursuant to Section 5.6(b):

(i) First, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, 15% to the holders of the Incentive Distribution Rights, Pro Rata, and 85% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, 25% to the holders of the Incentive Distribution Rights, Pro Rata, and 75% to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, 50% to the holders of the Incentive Distribution Rights, Pro Rata, and 50% to all Unitholders, Pro Rata;

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed, unless the provisions of Section 6.3 require otherwise, to the Unitholders, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed to all Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, Target Distributions, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution and Target Distributions shall be adjusted proportionately downward in the same proportion that the distribution had to the fair market value of the Common Units immediately prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, then the fair market value will be the Current Market Price before the ex-dividend date, and if the Common Units are not publicly traded, then the fair market value for the purposes of the immediately preceding sentence will be determined by the Board of Directors.

(b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7 Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x)(A), 6.7(b) and 6.7(c).

(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The holder of a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are represented by Certificates) and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (1) shall (x) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (y) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (2) shall not (x) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (y) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), Sections 6.4(b)(iii), (iv) and (v), and Section 12.4 or (z) be allocated items of income, gain, loss or deduction other than as specified in this Article VI; provided, however, that for the avoidance of doubt, the foregoing shall not preclude the Partnership from making any other payments or distributions in connection with other actions permitted by this Agreement.

(b) A Unitholder shall not be permitted to transfer an IDR Reset Common Unit (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained IDR Reset Common Units would be negative after giving effect to the allocation under Section 5.5(c)(iii).

(c) A holder of an IDR Reset Common Unit that was issued in connection with an IDR Reset Election pursuant to Section 5.11 shall not be issued a Common Unit Certificate pursuant to Section 4.1 (if the Common Units are evidenced by Certificates) or evidence of the issuance of uncertificated Common Units, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of such holder, until such time as the General Partner determines, based on advice of counsel, that each such IDR Reset Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.8(c), the General Partner may take whatever steps are required to provide economic uniformity to such IDR Reset Common Units in preparation for a transfer of such IDR Reset Common Units, including the application of Section 5.5(c)(iii), Section 6.1(d)(x)(B), or Section 6.1(d)(x)(C); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units.

Section 6.9 Entity-Level Taxation. If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole and absolute discretion, reduce the Minimum Quarterly Distribution and the Target Distributions by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Minimum Quarterly Distribution and the Target Distributions for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner, in its capacity as such, shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into or exchangeable for Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash held by the Partnership;

(vii) the selection and dismissal of officers, employees, agents, internal and outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each Record Holder and each other Person who may acquire an interest in a Partnership Interest or that is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the IPO Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the IPO Registration Statement that are related to the transactions contemplated by the IPO Prospectus (collectively, the “Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the IPO Prospectus on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.3(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3 Restrictions on the General Partner’s Authority to Sell Assets of the Partnership Group.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.4 Reimbursement of and Other Payments to the General Partner.

(a) Except as provided in this Section 7.4, and elsewhere in this Agreement or in any of the Transaction Documents, the General Partner shall not be compensated for its services as a general partner or member of any Group Member.

(b) Except as may be otherwise provided in any of the Transaction Documents, the General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect costs and expenses it or its Affiliates incur or payments it or its Affiliates make on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group) and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner or its Affiliates in connection with managing and operating the Partnership Group’s business and affairs (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner or its Affiliates as a result of indemnification pursuant to Section 7.7. Any allocation of expenses to the Partnership by the General Partner in a manner consistent with its or its Affiliates’ past business practices shall be deemed to have been made in good faith.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or Derivative Partnership Interests), or cause the Partnership to issue Partnership Interests or Derivative Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of officers, employees, consultants and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests or Derivative Partnership Interests that the General Partner or such Affiliates are obligated to provide to any officers, employees, consultants and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests or Derivative Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment of such management fee or fees exceeds the amount of such fee or fees.

(e) The General Partner and its Affiliates may enter into an agreement to provide services to any Group Member for a fee or otherwise than for cost.

Section 7.5 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a Limited Partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the IPO Prospectus, (B) the acquiring, owning or disposing of debt securities or equity interests in any Group Member, (C) the guarantee of, and mortgage, pledge or encumbrance of any or all of its assets in connection with, any indebtedness of any Group Member or (D) the performance of its obligations under the Omnibus Agreement.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise to any Group Member or any Partner; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement or the partnership relationship established hereby in any business ventures of any Unrestricted Person.

(c) Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any duty or any other obligation of any type whatsoever of the General Partner or any other Unrestricted Person for the Unrestricted Persons (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Unrestricted Persons shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise to present business opportunities to the Partnership. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or in equity, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person bound by this Agreement for breach of any duty by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided, that such Unrestricted Person does not engage in such business or activity using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units and/or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by such Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners existing hereunder, or existing at law, in equity or otherwise, by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity on behalf of or for the benefit of the Partnership; provided, that the Indemnitee shall not be indemnified and held harmless pursuant to this Agreement if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Affiliate of the General Partner (other than a Group Member), or to any other Indemnitee, with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under this Agreement or any other agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the IPO Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, executors and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who are bound by this Agreement for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in intentional fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners or to any such other Persons who are bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to such Partners or to any such other Persons who are bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Standards of Conduct; Resolution of Conflicts of Interest and Elimination of Duties.

(a) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement, or the determination, action or omission has been approved as provided in Section 7.9(b)(i) or Section 7.9(b)(ii), the General Partner, or such Affiliate causing the General Partner to do so, shall make such determination or take or decline to take such action in good faith. Whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner makes a determination or takes or declines to take any action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless a lesser standard is provided for in this Agreement or the determination, action or omission has been approved as provided in Section 7.9(b)(i) or Section 7.9(b)(ii), the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) or any Affiliate of the General Partner shall make such determination or take or decline to take such action in good faith. The foregoing and other lesser standards governing any determination, action or omission provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner, and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby eliminated, waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors or any committee thereof (including the Conflicts Committee) or any Affiliate of the General Partner will for all purposes be presumed to have been in good faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such determination, action or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in good faith. In order for a determination or the taking or declining to take an action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such action must subjectively believe (i) that the determination or other action is in the best interests of the Partnership if the determination or the taking or declining to take any action relates to the General Partner making a determination or taking or declining to take any action, or any Affiliate of the General Partner causing the General Partner to do so, under this Section 7.9(a) or if the determination or taking or declining to take any action relates to the giving or withholding of Special Approval by the Conflicts Committee, (ii) that the director satisfies the eligibility requirements to be a member of the Conflicts Committee if the Board of Directors is making a determination that a director satisfies the eligibility requirements to be a member of the Conflicts Committee or (iii) that the requirements or terms of any provision of this Agreement have been met, complied with or otherwise satisfied if such determination or other action or inaction relates to the taking of any action under any provision of this Agreement or to the construction or interpretation of any term of this Agreement or any determination as to whether the requirements or terms of any provision of this Agreement have been met, complied with or otherwise satisfied. In making such determination or taking or declining to take such action, such Person or Persons may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to the Partnership and, with respect to any proposed transaction, may consider any other factors that such Person or Persons deem relevant to the proposed transaction including whether such transaction is accretive to distributions payable to the Unitholders or, to the extent determined by the General Partner or the Conflicts Committee in its sole discretion, to the Unitholders other than the General Partner and its Affiliates.

(b) Unless a lesser standard is otherwise provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other hand, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval or (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval or Unitholder approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval or Unitholder approval. If the General Partner does not submit the resolution or course of action in respect of such conflict of interest to the Conflicts Committee or the Unitholders as provided in either clause (i) or clause (ii), respectively, of the first sentence of this Section 7.9(b), then any such resolution or course of action shall be governed by Section 7.9(a). Notwithstanding any other provision of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise, whenever the General Partner makes a determination to refer any potential conflict of interest to the Conflicts Committee for Special Approval, to seek Unitholder approval or to adopt a resolution or course of action that has not received Special Approval or Unitholder approval, then the General Partner shall be entitled, to the fullest extent permitted by law, to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in making such determination shall be permitted to do so in its sole and absolute discretion. If Special Approval is sought, then it shall be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if the Board of Directors determines that a director satisfies the eligibility requirements to be a member of the Conflicts Committee, then it shall be presumed that, in making its determination, the Board of Directors acted in good faith. In any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership or by or on behalf of any Person who acquires an interest in a Partnership Interest challenging any action or decision by the Conflicts Committee with respect to any matter referred to the Conflicts Committee for Special Approval, or challenging any determination by the Board of Directors that a director satisfies the eligibility requirements to be a member of the Conflicts

Committee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming the presumption that the Conflicts Committee or the Board of Directors, as applicable, acted in good faith. Notwithstanding anything to the contrary in this Agreement or any duty stated or implied by law, in equity or otherwise, the conflicts of interest described in the IPO Prospectus and any actions of the General Partner or any of its Affiliates taken in connection therewith are hereby approved by all Partners and shall not constitute a breach of this Agreement, any Group Member Agreement, any agreement contemplated herein or therein, any duty under this Agreement or any duty stated or implied by law, in equity or otherwise.

(c) Whenever the General Partner makes a determination or takes or declines to take any action, or any Affiliate of the General Partner causes the General Partner to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then (i) the General Partner, or such Affiliate causing it to do so, is entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such action free of any duty (including any fiduciary duty) stated or implied by law, in equity or otherwise or of any obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, (ii) the General Partner, or such Affiliate causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity and (iii) the Person or Persons making such determination or taking or declining to take such action shall be permitted to do so in their sole and absolute discretion. By way of illustration and not of limitation, whenever the phrases “at its option,” “in its sole and absolute discretion” or some variation of those phrases, are used in this Agreement, they indicate that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, refrains from voting or transferring its Partnership Interests or otherwise acts in its capacity as a Limited Partner, it shall be acting in its individual capacity.

(d) The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a general or limited partnership.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of, or approve the sale or disposition of, any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by either the General Partner or any of its Affiliates to enter into such contracts shall be, in each case, in its sole and absolute discretion.

(f) The Limited Partners, each Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a general partner or member of a Group Member, to approve actions by the general partner or member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any member of the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any member of any such committee, the officers of the General Partner or any Affiliates of the General Partner (including any Person making a determination or acting for or on behalf of such Affiliate of the General Partner) make a determination on behalf of or recommendation to the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the General Partner or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights (but not the obligations) of the General Partner hereunder, including eliminations, waivers and modifications of duties (including any fiduciary duties) to the Partnership, any of its Partners or any other Person who acquires an interest in a Partnership Interest or any other Person bound by this Agreement, and the protections and presumptions set forth in this Agreement.

Section 7.10 Other Matters Concerning the General Partner and Other Indemnitees.

(a) The General Partner and any other Indemnitee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or such Indemnitee, respectively, reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been taken or omitted to be taken in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests or Derivative Partnership Interests; provided that, except as permitted pursuant to Section 4.9 or approved by the Conflicts Committee, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Article IV and Article X.

Section 7.12 Registration Rights of the General Partner and Its Affiliates.

(a) Demand Registration. Upon receipt of a Notice from any Holder at any time after the 180th day after the Closing Date, the Partnership shall file with the Commission as promptly as reasonably practicable a registration statement under the Securities Act (each, a “Registration Statement”) providing for the resale of the Registrable Securities identified in such Notice, which may, at the option of the Holder giving such Notice, be a Registration Statement that provides for the resale of the Registrable Securities from time to time pursuant to Rule 415 under the Securities Act. The Partnership shall use commercially reasonable efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement and to remain effective and available for the resale of the Registrable Securities by the Selling Holders named therein until the earlier of (i) six months following such Registration Statement’s effective date and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold. In the event one or more Holders request in a Notice to dispose of a number of Registrable Securities that such Holder or Holders reasonably anticipates will result in gross proceeds of at least $30 million in the aggregate pursuant to a Registration Statement in an Underwritten Offering, the Partnership shall retain underwriters that are reasonably acceptable to such Selling Holders in order to permit such Selling Holders to effect such disposition through an Underwritten Offering; provided, however, that the Partnership shall have the exclusive right to select the bookrunning managers. The Partnership and such Selling Holders shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. In the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided, such notice is delivered prior to the launch of such Underwritten Offering.

(b) Piggyback Registration. At any time after the 180th day after the Closing Date, if the Partnership shall propose to file a Registration Statement (other than pursuant to a demand made pursuant to Section 7.12(a)) for an offering of Partnership Interests for cash (other than an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or an offering on any registration statement that does not permit secondary sales), the Partnership shall notify all Holders of such proposal at least five Business Days before the proposed filing date. The Partnership shall use commercially reasonable efforts to include such number of Registrable Securities held by any Holder in such Registration Statement as each Holder shall request in a Notice received by the Partnership within two Business Days of such Holder’s receipt of the notice from the Partnership. If the Registration Statement for which the Partnership gives notice under this Section 7.12(b) is for an Underwritten Offering, then any Holder’s ability to include its desired amount of Registrable Securities in such Registration Statement shall be conditioned on such Holder’s inclusion of all such Registrable Securities in the Underwritten Offering; provided, that, in the event that the managing underwriter of such Underwritten Offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some Registrable Securities would adversely and materially affect the timing or success of the Underwritten Offering, the amount of Registrable Securities that each Selling Holder requested be included in such Underwritten Offering shall be reduced on a Pro Rata basis to the aggregate amount that the managing underwriter deems will not have such material and adverse effect. In connection with any such Underwritten Offering, the Partnership and the Selling Holders involved shall enter into an underwriting agreement in customary form that is reasonably acceptable to the Partnership and take all reasonable actions as are requested by the managing underwriters to facilitate the Underwritten Offering and sale of Registrable Securities therein. No Holder may participate in the Underwritten Offering unless it agrees to sell its Registrable Securities covered by the Registration Statement on the terms and conditions of the underwriting agreement and completes and delivers all necessary documents and information reasonably required under the terms of such underwriting agreement. Any Holder may withdraw from such Underwritten Offering by notice to the Partnership and the managing underwriter; provided, such notice is delivered prior to the launch of such Underwritten Offering. The Partnership shall have the right to terminate or withdraw any Registration Statement or Underwritten Offering initiated by it under this Section 7.12(b) prior to the effective date of the Registration Statement or the pricing date of the Underwritten Offering, as applicable.

(c) Sale Procedures. In connection with its obligations under this Section 7.12, the Partnership shall:

(i) furnish to each Selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits and each document incorporated by reference therein to the extent then required by the rules and regulations of the Commission), and provide each such Selling Holder the opportunity to object to any information pertaining to such Selling Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Selling Holder with respect to such information prior to filing a Registration Statement or supplement or amendment thereto and (B) such number of copies of such Registration Statement and the prospectus included therein and any supplements and amendments thereto as such Persons may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement; provided, however, that the Partnership will not have any obligation to provide any document pursuant to clause (B) hereof that is available on the Commission’s website;

(ii) if applicable, use its commercially reasonable efforts to register or qualify the Registrable Securities covered by a Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or, in the case of an Underwritten Offering, the managing underwriter, shall reasonably request; provided, however, that the Partnership shall not be required to qualify generally to transact business in any jurisdiction where it is not then required to so qualify or to take any action that would subject it to general service of process in any jurisdiction where it is not then so subject;

(iii) promptly notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the filing of a Registration Statement or any prospectus or prospectus supplement to be used in connection therewith, or any amendment or supplement thereto, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective and (B) any written comments from the Commission with respect to any Registration Statement or any document incorporated by reference therein and any written request by the Commission for amendments or supplements to a Registration Statement or any prospectus or prospectus supplement thereto;

(iv) immediately notify each Selling Holder and each underwriter, at any time when a prospectus is required to be delivered under the Securities Act, of (A) the occurrence of any event or existence of any fact (but not a description of such event or fact) as a result of which the prospectus or prospectus supplement contained in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of the prospectus contained therein, in the light of the circumstances under which a statement is made), (B) the issuance or threat of issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement, or the initiation of any proceedings for that purpose or (C) the receipt by the Partnership of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction. Following the provision of such notice, subject to Section 7.12(f), the Partnership agrees to, as promptly as practicable, amend or supplement the prospectus or prospectus supplement or take other appropriate action so that the prospectus or prospectus supplement does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and to take such other reasonable action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto; and

(v) enter into customary agreements and take such other actions as are reasonably requested by the Selling Holders or the underwriters, if any, in order to expedite or facilitate the disposition of the Registrable Securities, including the provision of comfort letters and legal opinions as are customary in such securities offerings.

(d) Suspension. Each Selling Holder, upon receipt of notice from the Partnership of the happening of any event of the kind described in Section 7.12(c)(iv), shall forthwith discontinue disposition of the Registrable Securities by means of a prospectus or prospectus supplement until such Selling Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by such subsection, or until it is advised in writing by the Partnership that the use of the prospectus may be resumed, and receipt of copies of any additional or supplemental filings incorporated by reference in the prospectus.

(e) Expenses. Except as set forth in an underwriting agreement for the applicable Underwritten Offering or as otherwise agreed between a Selling Holder and the Partnership, all costs and expenses of a Registration Statement filed or an Underwritten Offering that includes Registrable Securities pursuant to this Section 7.12 (other than underwriting discounts and commissions on Registrable Securities and fees and expenses of counsel and advisors to Selling Holders) shall be paid by the Partnership.

(f) Delay Right. Notwithstanding anything to the contrary herein, if the General Partner determines that the Partnership’s compliance with its obligations in this Section 7.12 would be detrimental to the Partnership because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone compliance with such obligations for a period of not more than six months; provided, however, that such right may not be exercised more than twice in any 24-month period.

(g) Indemnification.

(i) In addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, indemnify and hold harmless each Selling Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(g) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus under which any Registrable Securities were registered or sold by such Selling Holder under the Securities Act, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus or issuer free writing prospectus in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(ii) Each Selling Holder shall, to the fullest extent permitted by law, indemnify and hold harmless the Partnership, the General Partner, the General Partner’s officers and directors and each Person who controls the Partnership or the General Partner (within the meaning of the Securities Act) and any agent thereof to the same extent as the foregoing indemnity from the Partnership to the Selling Holders, but only with respect to information regarding such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for inclusion in a Registration Statement, preliminary prospectus, final prospectus or free writing prospectus relating to the Registrable Securities held by such Selling Holder.

(iii) The provisions of this Section 7.12(g) shall be in addition to any other rights to indemnification or contribution that a Person entitled to indemnification under this Section 7.12(g) may have pursuant to law, equity, contract or otherwise.

(h) Specific Performance. Damages in the event of breach of Section 7.12 by a party hereto may be difficult, if not impossible, to ascertain, and it is therefore agreed that each party, in addition to and without limiting any other remedy or right it may have, will have the right to seek an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each of the parties hereto hereby waives, to the fullest extent permitted by law, any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such party from pursuing any other rights and remedies at law or in equity that such party may have.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer or representative of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer or representative as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer or representative in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or representative be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or representative. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or such officer or representative shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.14 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth herein. The elimination of duties (including fiduciary duties) to the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement and replacement thereof with the duties or standards expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.3(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the Partnership Register, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP. The Partnership shall not be required to keep books maintained on a cash basis, and the General Partner shall be permitted to calculate cash-based measures, including Operating Surplus and Adjusted Operating Surplus, by making such adjustments to its accrual basis books to account for non-cash items and other adjustments as the General Partner determines to be necessary or appropriate.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership (or such shorter period as required by the Commission), the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 50 days after the close of each Quarter (or such shorter period as required by the Commission) except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including by posting on or making accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or year that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner shall designate the Organizational Limited Partner or such other Partner as the General Partner shall determine as the “tax matters partner” (as defined in Section 6231(a)(7) of the Code) (the “Tax Matters Partner”), and such Person is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

Section 9.4 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Empire and the IPO Underwriters in connection with the Initial Public Offering as described in Article V, such Persons shall, by acceptance of such Limited Partner Interests, and upon becoming the Record Holders of such Limited Partner Interests, be admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) By acceptance of any Limited Partner Interests transferred in accordance with Article IV or acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, and except as provided in amendments adopted pursuant to Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee, agent or representative acquiring such Limited Partner Interests for the account of another Person or Group, who shall be subject to Section 10.1(c) below) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when such Person becomes the Record Holder of the Limited Partner Interests so transferred or acquired, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) shall be deemed to represent that the transferee or acquirer has the capacity, power and authority to enter into this Agreement and (iv) shall be deemed to make any consents, acknowledgements or waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and becoming the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) With respect to any Limited Partner that holds Units representing Limited Partner Interests for another Person’s account (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such Limited Partner shall, in exercising the rights of a Limited Partner in respect of such Units on any matter, and unless the arrangement between such

Persons provides otherwise, take all action as a Limited Partner by virtue of being the Record Holder of such Units at the direction of the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Limited Partner is so acting without further inquiry.

(d) The name and mailing address of each Record Holder shall be listed in the Partnership Register maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the Partnership Register from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to (a) the withdrawal or removal of the predecessor or transferring General Partner pursuant to Section 11.1 or Section 11.2 or (b) the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the Partnership Register to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv) or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) if the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) if the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) if the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) if the General Partner is a natural person, such person’s death or adjudication of incompetency and (E) otherwise upon the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Time, on [●], 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Eastern Time, on [●], 2025, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2 or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not elected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may not be removed unless such removal is both (i) for Cause and (ii) approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a separate class, and Unitholders holding a majority of the Outstanding Subordinated Units (if any Subordinated Units are then Outstanding), voting as a separate class, including, in each case, Units held by the General Partner and its Affiliates. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement, if a successor General Partner is elected in accordance with the terms of Section 11.1, then the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal of such Departing General Partner, to require such successor General Partner to purchase such Departing General Partner’s General Partner Interest and its or its Affiliates’ general partner interests (or equivalent interests), if any, in the other Group Members and all of its or its Affiliates’ Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of the Departing General Partner’s withdrawal. If the General Partner is removed by the Unitholders pursuant to Section 11.2 or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement and (i) if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, as applicable, or (ii) if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner, then such successor General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In any event described in the preceding sentences of this Section 11.3(a), the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner, the value of the Incentive Distribution Rights and the General Partner Interest and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal or removal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, to the fullest extent permitted by law, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and a Withdrawal Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Unitholders to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then, to the maximum extent permitted by law, within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the Departing General Partner, then the interest of the Departing General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner (or in the event of dissolution pursuant to Section 12.1(a), the holders of a Unit Majority) shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, if any, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to satisfy liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Limited Partner agrees that the General Partner, without the approval of any Limited Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect (except as permitted by subsection (g) of this Section 13.1), (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the IPO Prospectus or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that (i) sets forth the designations, preferences, rights, powers and duties of any class or series of Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.6 or (ii) the General Partner determines to be necessary, appropriate or advisable in connection with the authorization or issuance of any class or series of Partnership Interests or Derivative Partnership Interests pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or a Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d) or Section 14.3(e); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so free of any duty or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose or approve an amendment to this Agreement, to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or otherwise or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to propose or approve any amendment to this Agreement shall be permitted to do so in its sole and absolute discretion. An amendment to this Agreement shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, the holders of a Unit Majority, unless a greater or different percentage of Outstanding Units is required under this Agreement. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has posted or made accessible such amendment through the Partnership’s or the Commission’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentages, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute (x) in the case of a reduction as described in subclause (a)(i) hereof, not less than the voting requirement sought to be reduced, (y) in the case of an increase in the percentage in Section 11.2, not less than 90% of the Outstanding Units or (z) in the case of an increase in the percentage in Section 13.4, not less than a majority of the Outstanding Units.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without the General Partner’s consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(f), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send or cause to be sent a notice of the meeting to the Limited Partners. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, to the fullest extent permitted by law, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1.

Section 13.6 Record Date. For purposes of determining the Limited Partners who are Record Holders of the class or classes of Outstanding Limited Partner Interests entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the General Partner shall set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which such Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7 Postponement and Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except (i) when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) that attendance at a meeting is not a waiver of any right to disapprove of any matters submitted for consideration or to object to the failure to submit for consideration any matters required to be included in the notice of the meeting, but not so included, if such objection is expressly made at the beginning of the meeting.

Section 13.9 Quorum and Voting. Except as otherwise provided or required by or under (i) this Agreement, (ii) the rules or regulations of any National Securities Exchange on which the Common Units are listed or admitted to trading, (iii) applicable law or (iv) any regulation applicable to the Partnership or the Partnership Interests, the presence, in person or by proxy, of holders of a majority in voting power of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) entitled to vote at the meeting shall constitute a quorum at a meeting of Limited Partners of such class or classes. Abstentions and broker non-votes in respect of such Units shall be deemed to be Units present at such meeting for purposes of establishing a quorum. For all matters presented to the Limited Partners holding Outstanding Units at a meeting at which a quorum is present for which no minimum or other vote of Limited Partners is required by any other provision of this Agreement, the rules or regulations of any National Securities Exchange on which the Common Units are listed or admitted to trading, applicable law or any regulation applicable to the Partnership or the Partnership Interests, a majority of the votes cast by the Limited Partners holding Outstanding Units shall be deemed to constitute the act of all Limited Partners (with abstentions and broker non-votes being deemed to not have been cast with respect to such matter). On any matter where a minimum or other vote of Limited Partners holding Outstanding Units is provided by any other provision of this Agreement, the rules or regulations of any National Securities Exchange on which the Common Units are listed or admitted to trading, applicable law or any regulation applicable to the Partnership or the Partnership Interests, such minimum or other vote shall be the vote of Limited Partners required to approve such matter (with the effect of abstentions and broker non-votes to be determined based on the vote of Limited Partners required to approve such matter; provided that if the effect of abstentions and broker non-votes is not specified by such applicable rule, regulation or law, and there is no prevailing interpretation of such effect, then abstentions and broker non-votes shall be deemed to not have been cast with respect to such matter; provided further, that, for the avoidance of doubt, with respect to any matter on which this Agreement requires the approval of a specified percentage of the Outstanding Units, abstentions and broker non-votes shall be counted as votes against such matter). The Limited Partners present at a duly called or held meeting at which a quorum has been established may continue to transact business until adjournment, notwithstanding the exit of enough Limited Partners to leave less than a quorum.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the submission and revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any

National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Outstanding Units held by such Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Outstanding Units that were not voted. If approval of the taking of any permitted action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) approvals sufficient to take the action proposed are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are first deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person that is the Record Holder (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), such Record Holder shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume such Record Holder is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

(c) Notwithstanding anything in this Agreement to the contrary, the Record Holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability limited partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America or any other country, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2 Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General

Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity, and the General Partner in determining whether to consent to any merger, consolidation or conversion of the Partnership shall be permitted to do so in its sole and absolute discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and state or country of domicile of each of the business entities proposing to merge or consolidate;

(ii) the name and state of domicile of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights and (B) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, however, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the certificate of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such certificate of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent and, subject to any applicable requirements of Regulation 14A pursuant to the Exchange Act or successor provision, no other disclosure regarding the proposed merger, consolidation or conversion shall be required.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or the Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement effects an amendment to any provision of this Agreement that, if contained in an amendment to this Agreement adopted pursuant to Article XIII, would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of limited liability under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) of any

Limited Partner as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another limited liability entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner under the laws of the jurisdiction governing the other limited liability entity (if that jurisdiction is not Delaware) as compared to its limited liability under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit Outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger or Certificate of Conversion. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or the Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion or other filing, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware or the appropriate filing office of any other jurisdiction, as applicable, in conformity with the requirements of the Delaware Act or other applicable law.

Section 14.5 Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the merger or consolidation:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior Partners without any need for substitution of parties; and

(vi) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership or other securities in the converted entity as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three Business Days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the applicable Transfer Agent or exchange agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent or exchange agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner), together with such information as may be required by law, rule or regulation, at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent or exchange agent as the Transfer Agent or exchange agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at such Record Holder’s address as reflected in the Partnership Register shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent or exchange agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article IV, Article V, Article VI and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent or exchange agent of the Certificates representing such Limited Partner Interests, in the case of Limited Partner Interests evidenced by Certificates, or instructions agreeing to such redemption, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the Partnership Register, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the Record Holder of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the Record Holder of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article IV, Article V, Article VI and Article XII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender such holder’s Certificate evidencing such Limited Partner Interest to the Transfer Agent or exchange agent in exchange for payment of the amount described in Section 15.1(a) therefor, without interest thereon, in accordance with procedures set forth by the General Partner.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Except as otherwise provided herein, any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at such Record Holder’s address as shown in the Partnership Register, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing in the Partnership Register is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in such Record Holder’s address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of email and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) or Section 10.1(b) without execution hereof.

Section 16.9 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person or Group holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a duty (including any fiduciary duty) owed by any director, officer or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims; provided, however, that any claims, suits, actions or proceedings over which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction shall be brought in any other court in the State of Delaware having subject matter jurisdiction;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the courts of the State of Delaware or of any other court to which proceedings in the courts of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, however, that nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law; and

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and/or parts thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision and/or part of a provision shall be reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) or other electronic format affixed in the name and on behalf of the Transfer Agent on Certificates representing Common Units is expressly permitted by this Agreement.

Section 16.13 Interpretation. To the fullest extent permitted by law, in the event of any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Partners and no presumption or burden of proof will arise favoring or disfavoring any Partner by virtue of the authorship or any of the provisions of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

EMPIRE PETROLEUM PARTNERS GP, LLC

By:

Name:	[●]
Title:	[●]

ORGANIZATIONAL LIMITED PARTNER:

EMPIRE PETROLEUM PARTNERS, LLC

By:

Name:	[●]
Title:	[●]

Signature Page to First Amended and Restated Agreement of

Limited Partnership of Empire Petroleum Partners, LP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Empire Petroleum Partners, LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Empire Petroleum Partners, LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Empire Petroleum Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Empire Petroleum Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that             (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable in the records of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 8350 North Central Expressway, Suite M2185, Dallas, Texas. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF EMPIRE PETROLEUM PARTNERS, LP THAT THIS SECURITY MAY NOT BE TRANSFERRED IF SUCH TRANSFER (AS DEFINED IN THE PARTNERSHIP AGREEMENT) WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF EMPIRE PETROLEUM PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE OR (C) CAUSE EMPIRE PETROLEUM PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). THE GENERAL PARTNER OF EMPIRE PETROLEUM PARTNERS, LP MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO (A) AVOID A SIGNIFICANT RISK OF EMPIRE PETROLEUM PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED) OR (B) PRESERVE THE UNIFORMITY OF THE LIMITED PARTNER INTERESTS IN EMPIRE PETROLEUM PARTNERS, LP (OR ANY CLASS OR CLASSES THEREOF). THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the

A-A-1

Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	EMPIRE PETROLEUM PARTNERS, LP

	By:	EMPIRE PETROLEUM PARTNERS GP, LLC, its general partner

By:

By:

Countersigned and Registered by:

[                                                         ]

as Transfer Agent

By:
Authorized Signature

A-A-2

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common TEN ENT — as tenants by the entireties JT TEN — asjoint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT— Custodian (Cust) (Minor) under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-A-3

ASSIGNMENT OF COMMON UNITS OF

EMPIRE PETROLEUM PARTNERS, LP

FOR VALUE RECEIVED,	hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint             as its attorney-in-fact with full power of substitution to transfer the same in the records of Empire Petroleum Partners, LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

(Signature)

(Signature)
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

No transfer of the Common Units evidenced hereby will be registered in the records of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

A-A-4

Empire Petroleum Partners, LP

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2015

Barclays

Wells Fargo Securities

BofA Merrill Lynch

Raymond James

Oppenheimer & Co.

Janney Montgomery Scott

Regions Securities LLC

Wunderlich

Through and including                 , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in the Prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$11,620
FINRA filing fee	15,500
NYSE listing fee	*
Printing and engraving expenses	*
Fees and expenses of legal counsel	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which Empire Petroleum Partners, LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent sales of unregistered securities

On April 28, 2015, in connection with the formation of the partnership, Empire Petroleum Partners, LP issued to (i) Empire Petroleum Partners GP, LLC the non-economic general partner interest in the partnership and (ii) to Empire, all of the limited partner interest in the partnership for $1,000 in an offering exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-1

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that,

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Empire or its subsidiaries (including the registrant’s general partner) and of fees, commissions, compensation and other benefits paid, or accrued to Empire or its subsidiaries (including the registrant’s general partner) for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 31, 2015.

Empire Petroleum Partners, LP

By:	Empire Petroleum Partners GP, LLC, its general partner

By:	/s/ Travis E. Booth
Name:	Travis E. Booth
Title:	General Counsel, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on July 31, 2015.

Signature	Title

* Henry J. Heithaus	Director and Chief Executive Officer (Principal Executive Officer)

* David Potter	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Robert B. Hellman, Jr.	Chairman, Director

* Ryan M. Barnes	Director

* John DeMatteo	Director

*By:	/s/ Travis E. Booth
Travis E. Booth
Attorney-in-fact

EXHIBIT INDEX

Exhibit number		Description
1.1		Form of Underwriting Agreement (including form of Lock-up Agreement)

2.1		Form of Contribution, Conveyance, Assignment and Assumption Agreement

3.1	†	Certificate of Limited Partnership of Empire Petroleum Partners, LP

3.2	†	Agreement of Limited Partnership of Empire Petroleum Partners, LP dated as of April 28, 2015

3.3		Form of First Amended and Restated Agreement of Limited Partnership of Empire Petroleum Partners, LP (included as Appendix A to the Prospectus)

3.4		Form of First Amended and Restated Limited Liability Company Agreement of Empire Petroleum Partners GP, LLC

5.1		Form of Opinion of Latham & Watkins LLP as to the legality of the securities being registered

8.1	*	Form of Opinion of Latham & Watkins LLP relating to tax matters

10.1		Form of Amended and Restated Credit Agreement of Empire Petroleum Partners, LP

10.2		Form of Empire Petroleum Partners, LP 2015 Long-Term Incentive Plan

10.3		Form of Omnibus Agreement

10.4		Form of Empire Supply Agreement

10.5	†	Employment Agreement by and between Empire Petroleum Partners, LLC and Michael Diebus, effective as of April 16, 2012

10.6	†	Employment Agreement by and between Empire Petroleum Partners, LLC and Roland Ho, effective as of June 23, 2012

10.7	†	Employment Agreement by and between Empire Petroleum Partners, LLC and Henry J. Heithaus, effective as of July 29, 2013

10.8	†	Employment Agreement by and between Empire Petroleum Partners, LLC and David Potter, effective as of August 19, 2013

10.9	†	Employment Agreement by and between Empire Petroleum Partners, LLC and Travis E. Booth, effective as of August 30, 2013

10.10	†	Contribution and Sale Agreement among Atlas Oil Company, B&R Oil Company, Inc., Fast Track Ventures, LLC, Atlas EPP Holdings, Inc., and Empire Petroleum Partners, LLC, dated as of November 26, 2014

10.11	†	Amendment No. 1 to Contribution and Sale Agreement among Empire Petroleum Partners, LLC, Atlas Oil Company, B&R Oil Company, Inc., Fast Track Ventures, LLC, and Atlas EPP Holdings, Inc., dated as of January 12, 2015

10.12		Form of Phantom Unit Agreement (Distribution Equivalent Right)

10.13		Form of Phantom Unit Agreement

10.14		Form of General Partner Unit Subscription Agreement

16.1		Change in Certifying Accountant Letter

21.1		List of Subsidiaries of Empire Petroleum Partners, LP

23.1		Consent of Grant Thornton LLP

23.2		Consent of Grant Thornton LLP

23.3		Consent of PricewaterhouseCoopers LLP

23.4		Consent of Plante & Moran, PLLC

23.5		Consent of Smith & Howard, P.C.

Exhibit number		Description

23.6		Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

23.7		Consent of Latham & Watkins LLP (contained in Exhibit 8.1)

24.1	†	Powers of Attorney

*	To be filed by amendment.
†	Previously filed.